As filed with the Securities and Exchange Commission on December 24, 2009
Registration No. 333-________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Charter Financial Corporation
(Exact Name of Registrant as Specified in Its Charter)

Maryland	6712	Being applied for
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

1233 O.G. Skinner Drive
West Point, Georgia 31833
(706) 645-1391
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Mr. Robert L. Johnson
President and Chief Executive Officer
1233 O.G. Skinner Drive
West Point, Georgia 31833
(706) 645-1391
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Agent for Service)

Copies to:
Eric Luse, Esq.
Robert B. Pomerenk, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015
(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	15,105,596 shares	$10.00	$151,055,960 (1)	$10,771

(1)	Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
CHARTER FINANCIAL CORPORATION
(Proposed Holding Company for CharterBank)
Up to 11,212,500 Shares of Common Stock

 Charter Financial Corporation, a Maryland corporation (“Charter Financial”), is offering shares of common stock for sale in connection with the “second step” conversion of First Charter, MHC from the mutual to the stock form of organization. The shares of common stock we are offering represent the 85.4% ownership interest in Charter Financial Corporation, a federally chartered company, now owned by First Charter, MHC.  The existing shares of Charter Financial Corporation common stock held by the public will be exchanged for shares of common stock of Charter Financial.  All shares of common stock are being offered for sale at a price of $10.00 per share. Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.” We expect that shares of Charter Financial common stock will trade on the Nasdaq Capital Market under the symbol “CHFN.”

If you are or were a depositor or borrower of CharterBank or a depositor of Neighborhood Community Bank:
●	You may have priority rights to purchase shares of common stock.
If you are currently a stockholder of Charter Financial Corporation:
●
Each of your shares of common stock will be exchanged at the conclusion of the offering for between 0.5226 and 0.7071 shares (subject to adjustment to up to 0.8131 shares) of common stock of Charter Financial.

●
Your percentage ownership will remain the same as your current percentage ownership interest in Charter Financial Corporation, exclusive of additional shares that you may purchase in the offering and your receipt of cash in lieu of fractional exchange shares.

●	You may have the opportunity to purchase additional shares of common stock in the offering after priority orders are filled.
If you fit none of the categories above, but are interested in purchasing shares of our common stock:
●	You may have the opportunity to purchase shares of common stock after priority orders are filled.

 We are offering up to 11,212,500 shares of common stock for sale on a best efforts basis.  We may sell up to 12,894,375 shares of common stock because of demand for the shares or changes in market conditions, without resoliciting subscribers.  In addition to the shares we are selling, we also will simultaneously issue up to 1,922,801 shares of common stock to current stockholders of Charter Financial Corporation in exchange for their existing shares.  The number of shares to be issued in exchange may be increased to up to 2,211,221 shares, depending on the number of shares sold in the offering.  We must sell a minimum of 8,287,500 shares in the offering, and we must issue at least 1,421,201 shares in the exchange in order to complete the offering and the exchange of existing shares.

 The minimum number of shares you may order is 25.  The offering is expected to expire at  _:___ _.m., Eastern Time, on [expiration date].  We may extend this expiration date without notice to you until [extension date], unless the Office of Thrift Supervision approves a later date, which may not be beyond [final expiration date].  Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond [extension date], or the number of shares of common stock to be sold is increased to more than 12,894,375 shares or decreased to less than 8,287,500 shares.  If the offering is extended beyond [extension date], or if the number of shares of common stock to be sold is increased to more than 12,894,375 shares or decreased to less than 8,287,500 shares, we will resolicit subscribers, and you will have the opportunity to maintain, change or cancel your order.  If you do not provide us with a written indication of your intent, your funds will be returned to you, with interest. Funds received prior to the completion of the stock offering will be held in a segregated account at CharterBank or, at our discretion, at another federally insured depository institution. All subscriptions received will bear interest at CharterBank’s passbook savings rate, which is currently ___% per annum. Stifel, Nicolaus & Company, Incorporated will assist us in selling our shares of common stock on a best efforts basis in the subscription offering. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to natural persons residing in the States of Georgia and Alabama, and then to Charter Financial Corporation public stockholders as of [stockholder record date].  The community offering, if held, may begin concurrently with, during or promptly after the subscription offering as we may determine at any time.  We also may offer for sale shares of common stock not purchased in the subscription offering or community offering through a syndicated community offering managed by Stifel, Nicolaus & Company, Incorporated. Stifel, Nicolaus & Company, Incorporated is not required to purchase any shares of the common stock that are being offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering.

OFFERING SUMMARY
Price: $10.00 per Share

	Minimum	Maximum	Adjusted Maximum
Number of shares:	8,287,500	11,212,500	12,894,375
Gross offering proceeds:	$82,875,000	$112,125,000	$128,943,750
Estimated offering expenses, excluding selling agent commissions and expenses:	$1,420,000	$1,420,000	$1,420,000
Selling agent commissions and expenses (1):	$4,013,838	$5,385,663	$6,174,462
Estimated net proceeds:	$77,441,162	$105,319,337	$121,349,288
Estimated net proceeds per share:	$9.34	$9.39	$9.41

(1)
Includes: (i) selling commissions payable by us to Stifel, Nicolaus & Company, Incorporated in connection with the subscription and community offerings equal to 1.0% of the aggregate amount of common stock sold in the subscription and community offerings (net of insider purchases and shares purchased by our ESOP), or $241,993 at the adjusted maximum of the offering range, assuming that one-fourth of the shares are sold in the subscription and community offerings and the remaining three-fourths of the shares are sold by a syndicate of broker-dealers in a syndicated community offering; (ii) fees and selling commissions payable by us to Stifel, Nicolaus & Company, Incorporated and any other broker-dealers participating in the syndicated offering equal to 6% of the aggregate amount of common stock sold in the syndicated community offering, or approximately $5.8 million at the adjusted maximum of the offering; and (iii) expenses of the offering payable by us to Stifel, Nicolaus & Company Incorporated as selling agent, estimated to be $130,000.  For information regarding compensation to be received by Stifel, Nicolaus & Company, Incorporated and the other broker-dealers that may participate in the syndicated community offering, including the assumptions regarding the number of shares that may be sold in the subscription and community offerings and the syndicated community offering to determine the estimated offering expenses, see “Pro Forma Data” on page ___ and “The Conversion and Offering—Marketing Arrangements” on page ____.

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page ___.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Stifel Nicolaus

For assistance, please contact the Stock Information Center at (___) ________.
The date of this prospectus is ______________.

[MAP TO BE INSERTED HERE]

i

SUMMARY

The following summary explains the significant aspects of the conversion, the offering and the exchange of existing shares of Charter Financial Corporation common stock for shares of Charter Financial common stock. It may not contain all of the information that is important to you. For additional information before making an investment decision, you should read this entire document carefully, including the consolidated financial statements and the notes to the consolidated financial statements, and the section entitled “Risk Factors.”
The Companies

First Charter, MHC

First Charter, MHC is the federally chartered mutual holding company of Charter Financial Corporation, a federal corporation.  First Charter, MHC’s principal business activity is the ownership of 15,857,924 shares of common stock of Charter Financial Corporation, or 85.4% of the issued and outstanding shares as of September 30, 2009.  Upon completion of the conversion and offering, First Charter, MHC will no longer exist.

First Charter, MHC’s executive offices are located at 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Its telephone number at this address is (706) 645-1391.

Charter Financial Corporation

Charter Financial Corporation is a federally chartered corporation that owns all of the outstanding common stock of CharterBank, a federal savings bank with 13 branch offices and two loan origination offices.  At September 30, 2009, Charter Financial Corporation had consolidated assets of $936.9 million, deposits of $597.6 million and stockholders’ equity of $98.3 million.  After the completion of the conversion and offering, Charter Financial Corporation will cease to exist, but will be succeeded by a new Maryland corporation with the name Charter Financial Corporation.  As of September 30, 2009, Charter Financial Corporation had 18,577,356 shares of common stock issued and outstanding.  As of that date, First Charter, MHC owned 15,857,924 shares of common stock of Charter Financial Corporation, representing 85.4% of the issued and outstanding shares of common stock.  The remaining shares were owned by the public.

Charter Financial Corporation’s executive offices are located at 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Its telephone number at this address is (706) 645-1391.

Charter Financial

Charter Financial is a newly formed Maryland corporation that will own all of the outstanding common stock of CharterBank upon completion of the conversion and the offering.  Upon the completion of the conversion and offering, Charter Financial will be the successor to Charter Financial Corporation.

Charter Financial’s executive offices are located at 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Its telephone number at this address is (706) 645-1391.

CharterBank

CharterBank is a federally chartered savings bank headquartered in West Point, Georgia.  CharterBank was originally founded in 1954 as a federally chartered mutual savings and loan association.  In 2001, CharterBank converted to a federally chartered stock bank and reorganized from the mutual to the two-tiered mutual holding company form of organization.

CharterBank’s principal business consists of attracting retail deposits from the general public in the areas surrounding its administrative office in West Point, Georgia and its 13 branch offices located along the Interstate 85 corridor connecting Auburn, Alabama to Atlanta, Georgia, and investing those deposits, together with funds generated from operations, in investment securities, commercial real estate loans, one-to four-family residential mortgage loans, construction loans and, to a lesser extent, commercial business loans, home equity loans and lines of credit and other consumer loans.  In addition to its 13 branch offices in West Point, LaGrange, Newnan and Peachtree City, Georgia and Auburn, Opelika and Valley, Alabama, CharterBank operates loan origination offices in Columbus and Norcross in Georgia.

CharterBank is subject to comprehensive regulation and examination by the Office of Thrift Supervision.

CharterBank’s executive offices are located at 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Its telephone number at this address is (706) 645-1391 and its website address is www.charterbank.net.  Information on this website is not and should not be considered to be a part of this prospectus.

Recent Federal Deposit Insurance Corporation Assisted Acquisition

On June 26, 2009, CharterBank entered into an acquisition agreement with the Federal Deposit Insurance Corporation to acquire certain assets and assume certain liabilities of Neighborhood Community Bank, a full-service commercial bank headquartered in Newnan, Georgia (“NCB”).  CharterBank assumed $195.3 million of NCB’s liabilities, including $181.3 million of deposits, with no deposit premium paid. CharterBank also acquired $202.8 million of NCB assets, including $159.9 million of loans, net of unearned income, and $17.7 million of real estate owned, at a discount to book value of $26.9 million.  The acquisition agreement with the Federal Deposit Insurance Corporation included loss-sharing agreements pursuant to which the Federal Deposit Insurance Corporation will assume 80% of losses and share 80% of loss recoveries on the first $82 million of losses on acquired loans and real estate owned, and assume 95% of losses and share 95% of loss recoveries on losses exceeding $82 million.  Loans and other real estate owned covered under the loss sharing agreements are referred to in this prospectus as “covered loans” and “covered other real estate,” respectively.

It is expected that CharterBank will have sufficient non-accretable discounts and allowances for loan losses to cover its 20% share of any losses on the covered loans and covered other real estate.  In addition, CharterBank expects to have accretable discounts to provide for market yields on the covered non-impaired loans.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Federal Deposit Insurance Corporation Assisted Acquisition.”

Our Current Organizational Structure

In October 2001, CharterBank completed its conversion from a mutual savings and loan association into the two-tiered mutual holding company structure and became a wholly owned subsidiary of Charter Financial Corporation. Charter Financial Corporation sold 3,964,481 shares of its common stock to the public, representing 20% of its then outstanding shares, at $10.00 per share and received net proceeds of $37.2 million. An additional 15,857,924 shares were issued to First Charter, MHC.

In January 2007, Charter Financial Corporation repurchased 508,842 shares of its common stock at a price of $52.00 per share through an issuer tender offer.  The tender offer was funded with a portion of the proceeds from Charter Financial Corporation’s sale of $69.5 million of Freddie Mac common stock in fiscal year 2007.  Following the stock repurchase, Charter Financial Corporation delisted its common stock from the Nasdaq Global Market and deregistered its common stock with the Securities and Exchange Commission.  Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.”

During fiscal years 2009 and 2008, Charter Financial Corporation repurchased approximately 218,000 and 585,000 additional shares, respectively, of its common stock.  As of September 30, 2009, Charter Financial Corporation had 18,577,356 shares of common stock outstanding, of which First Charter, MHC owned 15,857,924 shares, or 85.4% of the outstanding shares.

Pursuant to the terms of First Charter, MHC’s plan of conversion and reorganization, First Charter, MHC will convert from the mutual holding company to the stock holding company corporate structure.  As part of the conversion, we are offering for sale in a subscription offering and possibly in a community offering and syndicated community offering the majority ownership interest in Charter Financial Corporation that is currently held by First Charter, MHC.  Upon the completion of the conversion and offering, First Charter, MHC will cease to exist, and we will complete the transition from partial to full public stock ownership.  Upon completion of the conversion, public stockholders of Charter Financial Corporation will receive shares of common stock of Charter Financial in exchange for their shares of Charter Financial Corporation.

The following diagram shows our current organizational structure, which is commonly referred to as the “two-tier” mutual holding company structure:

After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve, given our intimate knowledge of the local marketplace and our longstanding history of providing superior, relationship-based customer service.  This 55-year history of service to the community, combined with management’s extensive experience and adherence to conservative underwriting standards through various business cycles, has enabled us to maintain a strong capital position despite the economic downturn.

We believe that the current economic and financial services environment presents a significant opportunity for us to grow our retail banking operations both organically, as many competing financial institutions have scaled back lending and other activities, and through Federal Deposit Insurance Corporation-assisted acquisitions of troubled financial institutions, such as our recent acquisition of NCB.  We anticipate that the prevailing weakness in the banking sector and the potential weakness of any economic recovery will provide additional opportunities for us to participate in Federal Deposit Insurance Corporation-assisted transactions.

From January 1, 2009 through December 11, 2009, 133 banking institutions have failed in the United States, including 24 failures in the state of Georgia.  We believe that purchasing distressed banking assets from the Federal Deposit Insurance Corporation provides us with low risk opportunity to enhance our banking franchise, and we intend to evaluate such opportunities as they may arise.  Our knowledge of the marketplace and our experienced management team, together with our experience in managing problem assets acquired from the Federal Deposit Insurance Corporation, positions us to take advantage of future opportunities to acquire troubled financial institutions in our market area.

Key aspects of our business strategy include the following:

●
Integrating the assets and liabilities we acquired from NCB in June 2009, assessing operational efficiencies that may be achieved through the consolidation or relocation of our branches and building on the NCB franchise in the southwestern Atlanta metropolitan area by offering expanded products and services.

●	Reducing our nonperforming assets and classified assets through diligent monitoring and resolution efforts, including problem assets from the NCB acquisition.

●
Growing our retail banking presence throughout the markets within the I-85 corridor, including our expanded retail footprint resulting from the NCB acquisition, while reducing our emphasis on wholesale banking.

●	Leveraging our capital base and acquisition experience to pursue additional strategic growth opportunities, especially Federal Deposit Insurance Corporation-assisted acquisitions, such as NCB.

●
Continuing to increase our commercial real estate and construction lending which we believe provides opportunity for strong risk-adjusted returns as many lenders have reduced their originations of these types of loans.

●
Continuing to emphasize convenience for our customers by offering extended hours at most of our offices, alternative bank delivery systems that allow customers to pay bills, transfer funds and monitor account balances at any time, as well as products and services designed to meet the changing needs of our customers, such as our Rewards checking program.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Business Strategy” for a more complete discussion of our business strategy.

Reasons for the Conversion

We are converting to the fully public stock form of ownership and conducting the offering at this time in order to increase our capital position to enhance our capacity to pursue retail growth and expansion opportunities, including acquisitions of troubled financial institutions, such as NCB.  We believe that our conversion to a fully public company and the increased capital resources that will result from the sale of common stock in the offering will facilitate our continued growth and the implementation of our business strategy by:

●	supporting internal growth through increased lending in the communities we serve, including our new markets resulting from the NCB acquisition;

●
providing capital to support acquisitions of financial institutions as opportunities arise, especially troubled financial institutions with Federal Deposit Insurance Corporation assistance, although we do not currently have any agreements to acquire a financial institution or other entity;

●	improving our capital position during a period of significant economic, regulatory and political uncertainty, especially for the financial services industry;

●	enabling us to enhance existing products and services to meet the needs of our marketplace;

●	assisting us in managing interest rate risk; and

●	improving the liquidity of our shares of common stock and enhancing stockholder returns through more flexible capital management strategies.

We also are undertaking the conversion at this time to reduce the uncertainty to Charter Financial Corporation and its stockholders associated with potential changes in applicable statutes, regulations and policies affecting mutual holding companies.  In this regard, recent legislative proposals would eliminate our primary federal regulator, the Office of Thrift Supervision, and make the Board of Governors of the Federal Reserve System the exclusive regulator of all holding companies, including mutual holding companies.  The Federal Reserve Board does not allow mutual holding companies to waive the receipt of dividends, and any waived dividends are considered in determining whether the ownership interest of minority stockholders is diluted in the event of a second-step conversion.

Terms of the Conversion and Offering

Pursuant to First Charter, MHC’s plan of conversion and reorganization, our organization will convert from a partially public to a fully public holding company structure.  In connection with the conversion, we are selling shares that represent the ownership interest in Charter Financial Corporation currently held by First Charter, MHC.

We are offering between 8,287,500 and 11,212,500 shares of common stock to eligible depositors and certain borrowers of CharterBank and certain depositors of NCB, to our tax-qualified employee benefit plans and, to the extent shares remain available, to residents of the States of Georgia and Alabama, to our existing public stockholders and to the general public.  The number of shares of common stock to be sold may be increased to up to 12,894,375 shares as a result of regulatory considerations, demand for the shares of common stock in the offering, or changes in the market for financial institution stocks in particular.  Unless the number of shares of common stock to be offered is increased to more than 12,894,375 shares or decreased to fewer than 8,287,500 shares, or the offering is extended beyond [extension date], subscribers will not have the opportunity to change or cancel their stock orders once submitted.  If the number of shares of common stock to be sold is increased to more than 12,894,375 shares or decreased to fewer than 8,287,500 shares, or if the offering is extended beyond [extension date], all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to subscribers with interest, and subscribers will have the opportunity to place new orders for common stock during a designated resolicitation period.

 The purchase price of each share of common stock to be offered for sale in the offering is $10.00.  All investors will pay the same purchase price per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  Stifel, Nicolaus & Company, Incorporated, our marketing advisor and sales agent in the offering, will use its best efforts to assist us in selling shares of our common stock.  Stifel, Nicolaus & Company, Incorporated is not obligated to purchase any shares of common stock in the offering.

Persons Who May Order Shares of Common Stock in the Offering

 We are offering the shares of common stock in a “subscription offering” in the following descending order of priority:

(i)	First, to depositors with accounts at CharterBank or NCB with aggregate balances of at least $50 at the close of business on [ERD].

(ii)	Second, to our tax-qualified employee benefit plans, including CharterBank’s employee stock ownership plan.

(iii)	Third, to depositors with accounts at CharterBank with aggregate balances of at least $50 at the close of business on [SERD].

(iv)	Fourth, to depositors of CharterBank at the close of business on [SRD], and to borrowers of CharterBank as of October 16, 2001 whose borrowings remained outstanding at the close of business on [SRD].

                 Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given first to natural persons residing in the States of Georgia and Alabama, and then to Charter Financial Corporation public stockholders as of [stockholder record date].  The community offering, if held, may begin concurrently with, during or promptly after the subscription offering as we may determine at any time.  We also may offer for sale shares of common stock not purchased in the subscription offering or community offering through a “syndicated community offering” managed by Stifel, Nicolaus & Company, Incorporated.  We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering.  Any determination to accept or reject purchase orders in the community offering and the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

  If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order.  Shares will be allocated first to categories in the subscription offering.  A detailed description of share allocation procedures can be found in the section of this prospectus entitled “The Conversion and Offering.”

How We Determined the Offering Range and the $10.00 Per Share Stock Price

The amount of common stock we are offering is based on an independent appraisal of the estimated market value of Charter Financial, assuming the conversion and offering are completed.  RP Financial, LC., our independent appraiser, has estimated that, as of December 4, 2009, this market value ranged from $97.1 million to $131.4 million, with a midpoint of $114.2 million.  Based on this valuation, the ownership interest of First Charter, MHC being sold in the offering and the $10.00 per share price, the number of shares of common stock being offered for sale by Charter Financial will range from 8,287,500 shares to 11,212,500 shares.  The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.  The appraisal is based in part on Charter Financial Corporation’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial considered comparable to Charter Financial Corporation.

The following table presents a summary of selected pricing ratios for the peer group companies and Charter Financial (on a pro forma basis) based on annualized earnings and other information as of and for the twelve months ended September 30, 2009, and stock price information for the peer group companies as of December 4, 2009, as reflected in the appraisal report.  Compared to the average pricing of the peer group, our pro forma pricing ratios at the maximum of the offering range indicated a “not meaningful” premium on a price-to-earnings basis, a discount of 3.8% on a price-to-book basis and a discount of 12.8% on a price-to-tangible book basis.  The pricing ratios result from our generally higher level of equity than the companies in the peer group, but lower earnings.  Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering, and did not consider one valuation approach to be more important than the other.  Instead, in approving the appraisal, the board concluded that these ranges represented the appropriate balance of the two approaches to establishing our valuation, and the number of shares to be sold, in comparison to the peer group institutions.  Specifically, in approving the appraisal, the board believed that we would not be able to sell our shares at a price-to-book and price-to-tangible book value that was in line with the peer group without unreasonably exceeding the peer group on a price-to-earnings basis.  The estimated appraised value and the resulting premium/discount took into consideration the potential financial impact of the conversion and offering as well as the trading price of Charter Financial Corporation common stock. The closing price of the common stock was $11.50 per share on December 14, 2009, the last trading day immediately preceding the announcement of the conversion, and $11.88 per share on December 4, 2009, the effective date of the appraisal.

	Price-to- earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
Charter Financial (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	151.59x	73.37%	75.24%
Maximum	140.09x	68.54%	70.47%
Midpoint	128.85x	63.78%	65.66%
Minimum	116.24x	58.28%	60.13%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	14.25x	71.26%	80.77%
Medians	12.55x	68.92%	80.43%

(1)	Price-to-earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of “core,” or recurring, earnings. These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate market value.  Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price.  Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial to estimate our market value and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group.  The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

The independent appraisal will be updated prior to the completion of the conversion. If the appraised value changes to either below $97.1 million or above $151.1 million, we will resolicit persons who submitted stock orders.  See “The Conversion and Offering—Stock Pricing and Number of Shares to be Issued.”

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

Employee Stock Ownership Plan.  Our tax-qualified employee stock ownership plan expects to purchase up to 6% of the shares of common stock we sell in the offering, or 773,663 shares of common stock, assuming we sell the maximum, as adjusted, number of shares proposed to be sold which, when combined with the existing employee stock ownership plan, will be less than 8% of the shares outstanding following the conversion.  If we receive orders for more shares of common stock than the maximum of the offering range, the employee stock ownership plan will have first priority to purchase shares over this maximum, up to a total of 6% of the shares of common stock sold in the offering.  We reserve the right to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan.  Assuming the employee stock ownership plan purchases 585,000 shares in the offering, at the midpoint of the offering range, we will recognize additional compensation expense of approximately $195,000 annually (or approximately $119,730 after tax) over a 30-year period, assuming the loan to the employee stock ownership plan has a 30-year term and an interest rate equal to the prime rate as published in The Wall Street Journal, and the shares of common stock have a fair market value of $10.00 per share for the full 30-year period.  If, in the future, the shares of common stock have a fair market value greater or less than $10.00, the compensation expense will increase or decrease accordingly.  We also reserve the right to have the employee stock ownership plan purchase more than 6% of the shares of common stock sold in the offering if necessary to complete the offering at the minimum of the offering range.

Stock-Based Incentive Plan.  We also intend to implement a new stock-based incentive plan no earlier than six months after completion of the conversion.  Stockholder approval of this plan will be required.  If implemented within 12 months following the completion of the conversion, the stock-based incentive plan will reserve a number of shares up to 4% of the shares of common stock sold in the offering, or up to 515,775 shares of common stock at the maximum as adjusted of the offering range, for awards of restricted stock to key employees and directors, at no cost to the recipients, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect restricted stock awards previously made by Charter Financial Corporation or CharterBank.  If the shares of common stock awarded under the stock-based incentive plan come from authorized but unissued shares of common stock, stockholders would experience dilution of up to approximately 3.30% in their ownership interest in Charter Financial.  If implemented within 12 months following the completion of the conversion, the stock-based incentive plan will also reserve a number of shares up to 10% of the shares of common stock sold in the offering, or up to 1,289,438 shares of common stock at the maximum, as adjusted, of the offering range, for issuance pursuant to grants of stock options to key employees and directors, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect stock options previously granted by Charter Financial Corporation or CharterBank.  If the shares of common stock issued upon the exercise of options come from authorized but unissued shares of common stock, stockholders would experience dilution of up to 7.86% in their ownership interest in Charter Financial.  Restricted stock awards and stock option grants made pursuant to a plan implemented within twelve months following the completion of the conversion and the offering would be subject to Office of Thrift Supervision regulations, including a requirement that stock awards and stock options vest over a period of not less than five years.  If the stock-based incentive plan is adopted more than one year after the completion of the conversion, awards of restricted stock or grants of stock options under the plan may exceed the percentage limitations set forth above.  For a description of our current stock-based incentive plans, see “Management—Compensation Discussion and Analysis—Long-Term Stock-Based Compensation.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are expected under the new stock-based incentive plan as a result of the conversion.  The table also shows the dilution to stockholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market.  A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased (1)
				Dilution
				Resulting	Value of Grants, in Thousands (2)
			As a	From
		At	Percentage	Issuance of		At
	At	Maximum	of Common	Shares for	At	Maximum,
	Minimum of	as adjusted	Stock to be	Stock-Based	Minimum	as adjusted,
	Offering	of Offering	Sold in the	Incentive	of Offering	of Offering
	Range	Range	Offering	Plans (3)	Range	Range

Employee stock ownership plan	497,250	773,663	6.0%	0.00%	$4,973	$7,737
Restricted stock awards	331,500	515,775	4.0	3.30%	3,315	5,158
Stock options	828,750	1,289,438	10.0	7.86%	2,594	4,035
Total	1,657,500	2,578,876	20.0%	10.67%	$10,882	$16,930

(1)
The table assumes that the stock-based incentive plan awards a number of options and restricted stock equal to 10% and 4% of the shares of common stock sold in the offering as if the plan is implemented within one year after the completion of the conversion and offering.  If the stock-based incentive plan is implemented more than 12 months after the completion of the conversion and offering, grants of options and restricted stock may exceed these percentage limitations.

(2)
The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made.  For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share.  The fair value of stock options has been estimated at $3.13 per option using the Black-Scholes option pricing model, adjusted for the exchange rate, with the following assumptions:  a grant-date share price and option exercise price of $10.00; an expected option life of ten years; a dividend yield of 2.40% equal to the average dividend yield of publicly-traded thrifts; an interest rate of 3.31%; and a volatility rate of 30.23% based on an index of publicly traded thrift institutions. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(3)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the offering.

We may fund our stock-based incentive plan through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2001 Stock Option Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as Office of Thrift Supervision regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under our stock-based incentive plan or under extraordinary circumstances.  We have been advised by the staff of the Office of Thrift Supervision that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance for purposes of this test.

The following table presents information as of September 30, 2009 regarding our employee stock ownership plan, our 2001 Stock Option Plan, our 2001 Recognition and Retention Plan, and our proposed stock-based incentive plan.  The table below assumes that 13,135,301 shares are outstanding after the offering, which includes the sale of 11,212,500 shares in the offering at the maximum of the offering range and the issuance of shares in exchange for shares of Charter Financial Corporation using an exchange ratio of 0.7071.  It also assumes that the value of the stock is $10.00 per share.

Existing and New Stock Benefit Plans	Participants	Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion

Employee Stock Ownership Plan:	Employees
Shares purchased in 2001 offering (1)		224,262	(2)	$2,242,624		1.71%
Shares to be purchased in this offering		897,000		8,970,000		6.83
Total employee stock ownership plan shares		1,121,262		$11,212,624		8.54%

Restricted Stock Awards:	Directors, Officers and Employees
2001 Recognition and Retention Plan(1)		200,234	(3)	$2,002,345	(4)	1.52%
New shares of restricted stock		448,500		4,485,000	(4)	3.41
Total shares of restricted stock		648,734		$6,487,345		4.93%

Stock Options:	Directors, Officers and Employees
2001 Stock Option Plan(1)		500,586	(5)	$1,566,836		3.81%
New stock options		1,121,250		3,509,513	(6)	8.54
Total stock options		1,621,836		$5,076,349		12.35%

Total of stock benefit plans		3,391,832		$22,776,318		25.82%

(1)	The number of shares indicated has been adjusted for the 0.7071 exchange ratio at the maximum of the offering range.
(2)	As of September 30, 2009, 107,880 of these shares, or 148,759 shares prior to adjustment for the exchange, have been allocated.
(3)
As of September 30, 2009, 162,219 of these shares, or 223,688 shares prior to adjustment for the exchange, have been awarded, and 136,462 shares, or 188,172 shares prior to adjustment for the exchange, have vested.

(4)
The value of restricted stock awards is determined based on their fair value as of the date grants are made. For purposes of this table, the fair value of awards under the new stock-based incentive plan is assumed to be the same as the offering price of $10.00 per share.

(5)
As of September 30, 2009, options to purchase 253,941 of these shares, or 350,168 shares prior to adjustment for the exchange, have been awarded, and options to purchase 259,458 of these shares, or 357,775 shares prior to adjustment for the exchange, remain available for future grants.

(6)
The weighted-average fair value of stock options has been estimated at $3.13 per option, adjusted for the exchange rate, using the Black-Scholes option pricing model. The fair value of stock options uses the Black-Scholes option pricing model with the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 2.40%; expected life, 10 years; expected volatility, 30.23%; and risk-free interest rate, 3.31%.

The value of the shares awarded under the stock-based incentive plan will be based in part on the price of Charter Financial’s common stock at the time the shares are awarded. The stock-based incentive plan is subject to stockholder approval, and cannot be implemented until at least six months after the offering.  The following table presents the total value of all shares that would be available for award and issuance under the stock-based incentive plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	331,500 Shares Awarded at Minimum of Range	585,000 Shares Awarded at Midpoint of Range	448,500 Shares Awarded at Maximum of Range	515,775 Shares Awarded at Maximum of Range, As Adjusted
	(Dollars in thousands, except per share prices)
$8.00	$2,652	$4,680	$3,558	$4,126
10.00	3,315	5,850	4,485	5,158
12.00	3,978	7,020	5,382	6,189
14.00	4,641	8,190	6,279	7,221

The grant-date fair value of the options granted under the stock-based incentive plan will be based in part on the price of shares of common stock of Charter Financial at the time the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted.  The following table presents the total estimated value of the options to be available for grant under the stock-based incentive plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.

Exercise Price	Grant-Date Fair Value Per Option	828,750 Options at Minimum of Range	975,000 Options at Midpoint of Range	1,121,250 Options at Maximum of Range	1,289,438 Options at Maximum of Range, As Adjusted
	(Dollars in thousands, except per share prices)
$8.00	$2.50	$2,071,875	$2,437,500	$2,803,125	$3,223,595
10.00	3.13	2,593,988	3,051,750	3,509,513	4,035,941
12.00	3.76	3,116,100	3,666,000	4,215,900	4,848,287
14.00	4.38	3,629,925	4,270,500	4,911,075	5,647,738

The tables presented above are provided for informational purposes only.  There can be no assurance that our stock price will not trade below $10.00 per share.  Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page ___.

The Exchange of Existing Shares of Charter Financial Corporation Common Stock

If you are currently a stockholder of Charter Financial Corporation, your shares will be canceled at the conclusion of the offering and become the right to receive shares of common stock of Charter Financial.  The number of shares of common stock you receive will be based on an exchange ratio determined as of the closing of the conversion, which will depend upon our final appraised value.  The following table shows how the exchange ratio will adjust, based on the valuation of Charter Financial and the number of shares of common stock issued in the offering.  The table also shows the number of shares of Charter Financial common stock a hypothetical owner of Charter Financial Corporation common stock would receive in exchange for 100 shares of Charter Financial Corporation common stock owned at the consummation of the conversion, depending on the number of shares of common stock issued in the offering.

			Shares of Charter Financial to		Total Shares of		Equivalent	Shares to be
	Shares to be Sold in This		be Issued for Shares of Charter		Common Stock		Value of Shares	Received
	Offering		Financial Corporation		to be Issued in		Based Upon	for 100
					Conversion and	Exchange	Current Market	Existing
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Shares
Minimum	8,287,500	85.36%	1,421,201	14.64%	9,708,701	0.5226	$5.23	52
Midpoint	9,750,000	85.36	1,672,001	14.64	11,422,001	0.6148	6.15	61
Maximum	11,212,500	85.36	1,922,801	14.64	13,135,301	0.7071	7.07	70
15% above Maximum	12,894,375	85.36	2,211,221	14.64	15,105,596	0.8131	8.13	81

(1)  Represents the value of shares of Charter Financial common stock received in the conversion by a holder of one share of Charter Financial Corporation, at the exchange ratio, assuming the market price of $10.00 per share.

If you own shares of Charter Financial Corporation common stock in a brokerage account in “street name,” you do not need to take any action to exchange your shares of common stock.  If you own shares in the form of Charter Financial Corporation stock certificates, you will receive a transmittal form with instructions to surrender your stock certificates after consummation of the conversion. New certificates of Charter Financial common stock will be mailed to you within five business days after the exchange agent receives properly executed transmittal forms and your Charter Financial Corporation stock certificates.

You should not submit a stock certificate until you receive a transmittal form.

No fractional shares of Charter Financial common stock will be issued to any public stockholder of Charter Financial Corporation.  For each fractional share that otherwise would be issued, Charter Financial will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share subscription price.

Outstanding options to purchase shares of Charter Financial Corporation common stock also will convert into and become options to purchase new shares of Charter Financial common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion.  At September 30, 2009, there were 357,775 outstanding options to purchase shares of Charter Financial Corporation common stock, 5,750 of which have vested.  At September 30, 2009, there were 357,775 outstanding options to purchase shares of Charter Financial Corporation common stock, 5,750 of which have vested.  Such outstanding options will be converted into options to purchase 186,973 shares of common stock at the minimum of the offering range and 252,983 shares of common stock at the maximum of the offering range.  Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion.  If all existing options were exercised for authorized, but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 1.9% at both the minimum and the maximum of the offering range.

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

If you are not currently a Charter Financial Corporation stockholder –

No individual may purchase more than 150,000 shares ($1.5 million) of common stock.  If any of the following persons purchases shares of common stock, their purchases, in all categories of the offering, when combined with your purchases, cannot exceed 300,000 shares ($3.0 million) of common stock:

●	your spouse or relatives of you or your spouse living in your house;

●	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

●	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to the overall purchase limitation of 300,000 shares ($3.0 million).

See the detailed description of “acting in concert” and “associate” in the section of this prospectus headed “The Conversion and Offering—Limitations on Common Stock Purchases.”

If you are currently a Charter Financial Corporation stockholder –

In addition to the above purchase limitations, there is an ownership limitation for stockholders other than our employee stock ownership plan.  Shares of common stock that you purchase in the offering individually and together with persons described above, plus any shares you and they receive in exchange for existing shares of Charter Financial Corporation common stock, may not exceed 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion.

Subject to Office of Thrift Supervision approval, we may increase or decrease the purchase and ownership limitations at any time.

How You May Purchase Shares of Common Stock

In the subscription offering and community offering, you may pay for your shares only by:

(i)	personal check, bank check or money order made payable directly to Charter Financial Corporation; or

(ii)	authorizing us to withdraw funds from the types of CharterBank deposit accounts designated on the stock order form.

CharterBank is not permitted to lend funds to anyone for the purpose of purchasing shares of common stock in the offering. Additionally, you may not use a CharterBank line of credit check or third party check to pay for shares of common stock. Please do not submit cash.

You can subscribe for shares of common stock in the offering by delivering a signed and completed original stock order form, together with full payment payable to Charter Financial Corporation or authorization to withdraw funds from one or more of your CharterBank deposit accounts, provided that we receive the stock order form before _:__ _.m., Eastern Time, on [expiration date], which is the end of the offering period. Checks and money orders will be deposited with CharterBank or another insured depository institution upon receipt. We will pay interest at CharterBank’s passbook savings rate from the date funds are processed until completion or termination of the conversion, at which time subscribers will receive interest checks.  You may not designate a withdrawal from CharterBank accounts with check-writing privileges.  Please provide a check instead, because we cannot place holds on checking accounts.  If you request that we do so, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s).  You may not designate a withdrawal from a CharterBank individual retirement account.  If you wish to use funds in such an account, please see “—Using IRA Funds”.

Withdrawals from certificates of deposit to purchase shares of common stock in the offering may be made without incurring an early withdrawal penalty.  If a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal.

All funds authorized for withdrawal from deposit accounts at CharterBank must be in the accounts at the time the stock order is received. However, funds will not be withdrawn from the accounts until the completion of the offering and will earn interest within the account at the applicable deposit account rate until that time.  A hold will be placed on those funds when your stock order is received, making the designated funds unavailable to you.

Funds withdrawn from deposit accounts at CharterBank may reduce or eliminate the depositor’s liquidation rights.  Please see the section of this prospectus entitled “The Conversion and Offering—Liquidation Rights” for further information.

By signing the stock order form, you are acknowledging both receipt of this prospectus and that the shares of common stock are not deposits or savings accounts that are federally insured or otherwise guaranteed by CharterBank, Charter Financial or the federal government.  After we receive an order for shares of our common stock, the order cannot be cancelled or changed.

Using IRA Funds

You may be able to subscribe for shares of common stock using funds in your individual retirement account, or IRA. However, shares of common stock must be held in a self-directed retirement account, such as those offered by a brokerage firm. By regulation, CharterBank’s individual retirement accounts are not self-directed, so they cannot be invested in our common stock. If you wish to use some or all of the funds in your CharterBank individual retirement account, the applicable funds must be transferred to a self-directed account maintained by an independent trustee, such as a brokerage firm. If you do not have such an account, you will need to establish one before placing your stock order. An annual administrative fee may be payable to the independent trustee. Because individual circumstances differ and processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the [expiration date] offering deadline, for assistance with purchases using your individual retirement account or other retirement account that you may have at CharterBank or elsewhere.  Whether you may use such funds for the purchase of shares in the stock offering may depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Delivery of Stock Certificates

Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the persons entitled thereto at the certificate registration address noted by them on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals.  It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the common stock will have begun trading.  If you are currently a stockholder of Charter Financial Corporation, see “The Conversion and Offering—Exchange of Existing Stockholders’ Stock Certificates.”

How We Intend to Use the Proceeds From the Offering

We estimate net proceeds from the offering will be between $77.4 million and $105.3 million, or $121.3 million if the offering range is increased by 15%.  Charter Financial intends to retain between $33.7 million and $45.9 million of the net proceeds, or $52.9 million if the offering range is increased by 15%.  Approximately $38.7 million to $52.7 million of the net proceeds (or $60.7 million if the offering range is increased by 15%) will be invested in CharterBank.

A portion of the net proceeds retained by Charter Financial will be loaned to the employee stock ownership plan to fund its purchase of shares of common stock in the offering (between 497,250 shares and 672,750 shares, or 773,663 shares if the offering is increased by 15%).  The employee stock ownership plan was established in connection with our 2001 stock offering.  As of September 30, 2009, there were 168,399 shares remaining unallocated in the plan. The remainder of the net proceeds will be used for general corporate purposes, including paying cash dividends and repurchasing shares of our common stock.  Funds invested in CharterBank will be used to reduce wholesale funding and support increased lending and new products and services.  The net proceeds retained by Charter Financial and CharterBank also may be used to expand our retail banking franchise by acquiring new branches or by acquiring other financial institutions, especially troubled institutions such as NCB, or other financial services companies as opportunities arise, although we do not currently have any agreements or understandings regarding any acquisition transaction and it is impossible to determine when, if ever, such opportunities may arise. We currently have no arrangements or understandings regarding any specific acquisition.  Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

Please see the section of this prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

You May Not Sell or Transfer Your Subscription Rights

Office of Thrift Supervision regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action, including reporting persons to federal agencies, against anyone who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. On the order form, you may not add the names of others for joint stock registration who do not have subscription rights or who qualify only in a lower subscription offering priority than you do. You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility. In addition, the stock order form requires that you list all deposit accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation, if there is an oversubscription.

Deadline for Orders of Common Stock

If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) by the Stock Information Center no later than _: __ _.m., Eastern Time, on [expiration date], unless we extend this deadline. You may submit your stock order form by mail using the stock order return envelope provided, by overnight courier to the indicated address on the stock order form, or by delivery to our Stock Information Center located at ______________. Once submitted, your order is irrevocable unless the offering is terminated or extended beyond [extension date] or the number of shares of common stock to be sold is increased to more than 12,894,375 shares or decreased to fewer than 8,287,500 shares. In either of these cases, purchasers will have the right to maintain, change or cancel their orders. If we do not receive a written response from a purchaser regarding any resolicitation, the purchaser’s order will be canceled and all funds received will be returned promptly with interest, and deposit account withdrawal authorizations will be canceled. No extension may last longer than 90 days. All extensions, in the aggregate, may not last beyond _______________.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at __:00 p.m., Eastern Time, on ____________, 2010, whether or not we have been able to locate each person entitled to subscription rights.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at _: __ _.m., Eastern Time, on [expiration date], whether or not we have been able to locate each person entitled to subscription rights.

TO ENSURE THAT EACH PERSON RECEIVES A PROSPECTUS AT LEAST 48 HOURS PRIOR TO THE EXPIRATION DATE OF [EXPIRATION DATE] IN ACCORDANCE WITH FEDERAL LAW, NO PROSPECTUS WILL BE MAILED ANY LATER THAN FIVE DAYS PRIOR TO [EXPIRATION DATE] OR HAND-DELIVERED ANY LATER THAN TWO DAYS PRIOR TO [EXPIRATION DATE].

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 8,287,500 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range.  Specifically, we may:

(i)	increase the purchase and ownership limitations;

(ii)
seek regulatory approval to extend the offering beyond the [extension date] expiration date, provided that any such extension will require us to resolicit subscriptions received in the offering; and/or

(iii)	Increase the purchase of shares by the employee stock ownership plan.

Purchases by Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 30,000 shares of common stock in the offering.  The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering.  Following the conversion, our directors and executive officers, together with their associates, are expected to own _______ shares of common stock, or ____% of our total outstanding shares of common stock at the midpoint of the offering range.

Market for Common Stock

Existing publicly held shares of Charter Financial Corporation’s common stock are quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.” Upon completion of the conversion, the shares of common stock of Charter Financial will replace the existing shares. We expect the new shares will trade on the Nasdaq Capital Market under the symbol “CHFN.” In order to list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock.  Charter Financial Corporation currently has more than three market makers, including Stifel, Nicolaus & Company, Incorporated, and Stifel, Nicolaus & Company, Incorporated has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.

Our Dividend Policy

Charter Financial Corporation has paid a quarterly cash dividend since September 2002.  As of September 30, 2009, Charter Financial Corporation paid a quarterly cash dividend of $0.25 per share, which equals $1.00 per share on an annualized basis.  We expect that we will significantly reduce our dividends in the future.  After the conversion, the dividend rate and the continued payment of dividends will primarily depend on our earnings, alternative uses for capital, capital requirements, acquisition opportunities, and our financial condition and results of operations, and, to a lesser extent, statutory and regulatory limitations, tax considerations and general economic conditions.

See “Selected Consolidated Financial and Other Data of Charter Financial Corporation and Subsidiary” and “Market for the Common Stock” for information regarding our historical dividend payments.

Tax Consequences

As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to First Charter, MHC, Charter Financial Corporation, CharterBank, Charter Financial, persons eligible to subscribe in the subscription offering, or existing stockholders of Charter Financial Corporation. Existing stockholders of Charter Financial Corporation who receive cash in lieu of fractional share interests in shares of Charter Financial will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

●	The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of First Charter, MHC;

●
The plan of conversion and reorganization is approved by at least two-thirds of the outstanding shares of common stock of Charter Financial Corporation as of _______________, including shares held by First Charter, MHC. (Because First Charter, MHC owns 85.4% of the outstanding shares of Charter Financial Corporation common stock, First Charter, MHC will control the outcome of this vote);

●
The plan of conversion and reorganization is approved by at least a majority of the outstanding shares of common stock of Charter Financial Corporation as of _______________, excluding those shares held by First Charter, MHC;

●	We sell at least the minimum number of shares of common stock offered; and

●	We receive the final approval of the Office of Thrift Supervision to complete the conversion and offering.

First Charter, MHC intends to vote its ownership interest in favor of the plan of conversion and reorganization.  At September 30, 2009, First Charter, MHC owned 85.4% of the outstanding shares of common stock of Charter Financial Corporation.  The directors and executive officers of Charter Financial Corporation and their affiliates owned ________ shares of Charter Financial Corporation, or ___% of the outstanding shares of common stock and ___% of the outstanding shares of common stock, excluding shares owned by First Charter, MHC. They intend to vote those shares in favor of the plan of conversion and reorganization.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or offering, please call or visit our Stock Information Center, located at _______________________________________________.  The Stock Information Center is open Monday through Friday between _____ a.m. and _____ p.m., Eastern Time.  The Stock Information Center will be closed weekends and bank holidays.  The Stock Information Center’s toll-free telephone number is 1-800-____________.  Our banking offices will not have offering materials and will not accept stock order forms or proxy cards.

RISK FACTORS

You should consider carefully the following risk factors in evaluating an investment in the shares of common stock.

Risks Related to Our Business

The United States economy remains weak and unemployment levels are high.  The prolonged economic downturn, especially one affecting our geographic market area, will adversely affect our business and financial results.

The United States experienced a severe economic recession in 2008 and 2009.  While economic growth has resumed recently, the rate of growth has been slow and unemployment remains at very high levels and is not expected to improve in the near future.  Loan portfolio quality has deteriorated at many financial institutions reflecting, in part, the weak U.S. economy and high unemployment.  In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline.  The continuing real estate downturn also has resulted in reduced demand for the construction of new housing and increased delinquencies in construction, residential and commercial mortgage loans. Bank and bank holding company stock prices have declined substantially, and it is significantly more difficult for banks and bank holding companies to raise capital or borrow in the debt markets.

The Federal Deposit Insurance Corporation Quarterly Banking Profile has reported that nonperforming assets as a percentage of assets for Federal Deposit Insurance Corporation-insured financial institutions rose to 3.05% as of September 30, 2009, compared to 0.95% as of December 31, 2007.  For the nine months ended September 30, 2009, the Federal Deposit Insurance Corporation Quarterly Banking Profile has reported that annualized return on average assets was 0.10% for Federal Deposit Insurance Corporation-insured financial institutions compared to 0.81% for the year ended December 31, 2007.  The NASDAQ Bank Index declined 36.5% between December 31, 2007 and September 30, 2009. At September 30, 2009, our non-covered nonperforming assets as a percentage of non-covered assets was 2.16%, and our return on average assets was 0.27% for the year ended September 30, 2009.

Continued negative developments in the financial services industry and the domestic and international credit markets may significantly affect the markets in which we do business, the market for and value of our loans and investments, and our ongoing operations, costs and profitability.  Moreover, continued declines in the stock market in general, or stock values of financial institutions and their holding companies specifically, could adversely affect our stock performance.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our results of operations and financial condition are significantly affected by changes in interest rates.  Our results of operations depend substantially on our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.  Because our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets, an increase in interest rates generally would tend to result in a decrease in net interest income.

Changes in interest rates may also affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs.  Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the rates on existing loans and securities. Additionally, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans. Also, increases in interest rates may extend the life of fixed-rate assets, which would restrict our ability to reinvest in higher yielding alternatives, and may result in customers withdrawing certificates of deposit early so long as the early withdrawal penalty is less than the interest they could receive as a result of the higher interest rates.

Changes in interest rates also affect the current fair value of our interest-earning securities portfolio.  Generally, the value of securities moves inversely with changes in interest rates.  At September 30, 2009, the fair value of our portfolio of investment securities, mortgage-backed securities and collateralized mortgage obligations totaled $206.1 million.  Net unrealized losses on these securities totaled $12.5 million at September 30, 2009.

At September 30, 2009, the Office of Thrift Supervision’s simulation model indicated that our net portfolio value would decrease by 15% if there was an instantaneous parallel 200 basis point increase in market interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

Additionally, a majority of our single-family mortgage loans held for investment are adjustable-rate loans.  Any rise in market interest rates may result in increased payments for borrowers who have adjustable rate mortgage loans, increasing the possibility of default.

Our business may be adversely affected by credit risk associated with residential property.

As of September 30, 2009, non-covered residential mortgage loans totaled $126.1 million, or 26.7% of total loans.  This type of lending is generally sensitive to regional and local economic conditions that may significantly affect the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values resulting from the downturn in the Georgia and Alabama housing markets has reduced the value of the real estate collateral securing the majority of our loans and has increased the risk that we would incur losses if borrowers default on their loans. Continued declines in both the volume of real estate sales and the sales prices, coupled with the current recession and the associated increases in unemployment, may result in higher loan delinquencies or problem assets, a decline in demand for our products and services, or a decrease in our deposits. These potential negative events may cause us to incur losses, which would adversely affect our capital and liquidity and damage our financial condition and business operations. These declines may have a greater impact on our earnings and capital than on the earnings and capital of financial institutions that have more diversified loan portfolios. Many of our loans do not conform to Fannie Mae or Freddie Mac underwriting guidelines as a result of characteristics of the borrower or property, the loan terms, loan size or exceptions from agency underwriting guidelines.  In exchange for the additional risk associated with these loans, they generally have a higher interest rate, and depending on the borrower’s credit history, a lower loan-to-value ratio than conforming loans.  For example, our one- to four-family residential mortgage loans had an average loan to value ratio of approximately 68% at September 30, 2009, based on appraisals at the time of the origination of the loans.  Our non-conforming one- to four-family residential mortgage loans include interest-only loans, and loans to borrowers with a FICO score below 660 (these loans are considered subprime by the Office of Thrift Supervision).

As of September 30, 2009, interest-only loans totaled $23.5 million, of which $723,000 had low FICO scores.  In the case of interest-only loans, a borrower’s monthly payment is subject to change when the loan converts to fully-amortizing status.  Of the $23.5 million of interest-only loans, $21.8 million begin to fully amortize after calendar year 2010 and $3.1 million begin to fully amortize after calendar year 2014.  Since the borrower’s monthly payment may increase substantially even without an increase in prevailing market interest rates, there is no assurance that the borrower will be able to afford the increased monthly payment at the time the loan becomes fully-amortizing.

Non-conforming one- to four-family residential mortgage loans are considered to have a greater risk of delinquency, default or foreclosure than conforming loans.  Furthermore, non-conforming loans are not as readily saleable as loans that conform to agency guidelines, and often can be sold only after discounting the amortized value of the loan.

Non-residential loans increase our exposure to credit risks.

Over the last several years, we have increased our non-residential lending in order to improve the yield and reduce the duration of our assets.  At September 30, 2009, our portfolio of commercial real estate, real estate construction, commercial business, and other non-residential loans totaled $454.1 million, or 78.3% of total loans, compared to $215.4 million, or 59.2% of total loans at September 30, 2005.  These loans may expose us to a greater risk of non-payment and loss than residential real estate loans because, in the case of commercial loans, repayment often depends on the successful operations and earnings of the borrowers and, in the case of consumer loans, the applicable collateral is subject to rapid depreciation.  Additionally, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans.  If loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.

If the allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our customers may not repay their loans according to the original terms, and the collateral, if any, securing the payment of these loans may be insufficient to pay any remaining loan balance.  We may experience significant loan losses, which may have a material adverse effect on our operating results.  We make various assumptions and judgments about the collectability of the loan portfolio, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of loans.  If our assumptions are incorrect, the allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to the allowance.  Additions to the allowance would decrease our net income. At September 30, 2009, our allowance for loan losses was $9.3 million, or 1.98% of total non-covered loans and 70.1% of non-covered non-performing loans, compared to $8.2 million, or 1.89% of total loans and 76.5% of non-performing loans, at September 30, 2008.

Our emphasis on originating commercial real estate, real estate construction and commercial business loans is one of the more significant factors in evaluating the allowance for loan losses. As we continue to increase our originations of such loans, increased provisions for loan losses may be necessary, which would decrease our earnings.

Bank regulators periodically review our allowance for loan losses and may require an increase to the provision for loan losses or further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations or financial condition.

We could record future losses on our securities portfolio.

At September 30, 2009, our securities portfolio totaled $206.1 million, which included $54.9 million of non-government agency collateralized mortgage obligations with unrealized losses of $14.3 million.  Because these securities are held as available for sale, equity as calculated in accordance with accounting principles generally accepted in the United States of America has been reduced by these losses, but core regulatory capital has not been reduced.  A number of factors or combinations of factors could require us to conclude in one or more future reporting periods that an unrealized loss that exists with respect to these securities constitutes an impairment that is other than temporary, which could result in material losses to us.  These factors include, but are not limited to, a continued failure by the issuer to make scheduled interest payments, an increase in the severity of the unrealized loss on a particular security, an increase in the continuous duration of the unrealized loss without an improvement in value or changes in market conditions and/or industry or issuer specific factors that would render us unable to forecast a full recovery in value.  In addition, the fair values of securities could decline if the overall economy and the financial condition of some of the issuers continues to deteriorate and there remains limited liquidity for these securities.

  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Balance Sheet Analysis—Securities” for a discussion of our securities portfolio and the unrealized losses related to the portfolio.

Higher Federal Deposit Insurance Corporation insurance premiums and special assessments will adversely affect our earnings.

On May 22, 2009, the Federal Deposit Insurance Corporation adopted a final rule levying a five basis point special assessment on each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009.  We recorded an expense of $448,000 during the quarter ended June 30, 2009, to reflect the special assessment.  The final rule permits the Federal Deposit Insurance Corporation to levy up to two additional special assessments of up to five basis points each during 2009 if the Federal Deposit Insurance Corporation estimates that the Deposit Insurance Fund reserve ratio will fall to a level that the Federal Deposit Insurance Corporation believes would adversely affect public confidence or to a level that will be close to or below zero.  Any further special assessments that the Federal Deposit Insurance Corporation levies will be recorded as an expense during the appropriate period.  In addition, the Federal Deposit Insurance Corporation increased the general assessment rate and, therefore, our Federal Deposit Insurance Corporation general insurance premium expense will increase compared to prior periods.

The Federal Deposit Insurance Corporation also has adopted a rule pursuant to which all insured depository institutions will be required to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012.  This pre-payment will be due on December 30, 2009.  The assessment rate for the fourth quarter of 2009 and for 2010 will be based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 will be equal to the modified third quarter assessment rate plus an additional three basis points.  In addition, each institution’s base assessment rate for each period will be calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012.  We are required to record the pre-payment as a prepaid expense, which will be amortized to expense over three years.  Based on our deposits and assessment rate as of September 30, 2009, we estimate that our prepayment amount will be $3.3 million.

Our business may continue to be adversely affected by downturns in our national and local economies.

Our operations are significantly affected by national and local economic conditions. Substantially all of our loans are to businesses and individuals in west-central Georgia and east-central Alabama. All of our branches and most of our deposit customers are also located in these two states. A continuing decline in the economies in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, Georgia and Alabama have experienced home price declines, increased foreclosures and high unemployment rates.

A further deterioration in economic conditions in the market areas we serve could result in the following consequences, any of which could have a material adverse effect on our business, financial condition and results of operations:

●	demand for our products and services may decline;

●	loan delinquencies, problem assets and foreclosures may increase;

●	collateral for our loans may decline further in value; and

●	the amount of our low-cost or non-interest bearing deposits may decrease.

Our market area has traditionally depended on the textile industry as a source of employment; however, textile manufacturing and jobs associated with it have almost completely disappeared from our market in recent years.  Our local economy has adapted to include other trade sectors, including a new Kia Motor Corporation automotive assembly and manufacturing facility in West Point, Georgia, and a military base re-alignment that will significantly increase employment in the Columbus, Georgia area near Fort Benning.  However, our local economy did not experience the same growth as other nearby regions prior to the current economic recession. While we anticipate addressing this economic risk by expanding our retail delivery systems into other nearby markets, we cannot guarantee that we will be successful or that a downturn in our local economy will not have a negative impact on our earnings.

If our non-performing assets increase, our earnings will suffer.

At September 30, 2009, our non-performing assets (which consist of non-accrual loans, loans 90 days or more delinquent, and foreclosed real estate assets) not covered by loss sharing agreements totaled $18.1 million, which is an increase of $4.6 million or 34% over non-performing assets at September 30, 2008.  Our non-performing assets adversely affect our net income in various ways. We do not record interest income on non-accrual loans or real estate owned. We must reserve for probable losses, which is established through a current period charge to the provision for loan losses, and from time to time, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of non-performing assets requires the active involvement of management, which can distract them from the overall supervision of operations and other income-producing activities of the Bank. Finally, if our estimate of the allowance for loan losses is inadequate, we will have to increase the allowance accordingly.

We may incur higher than expected loan charge-offs with respect to assets acquired in the Neighborhood Community Bank transaction, all of which may not be supported by our loss sharing agreement with the Federal Deposit Insurance Corporation.

We acquired $159.9 million of loans in connection with the NCB acquisition. We marked down these loans to fair value at the time of acquisition, but there is no assurance that these acquired loans will not suffer further deterioration in value, which would require additional charge-offs. Although we entered into a loss sharing agreement with the Federal Deposit Insurance Corporation which provides that 80% of losses related to these loans up to $82 million in losses will be borne by the Federal Deposit Insurance Corporation and thereafter the Federal Deposit Corporation will bear 95% of losses, we are not protected for all losses resulting from charge-offs with respect to such loans. Further, the loss sharing agreement has limited terms ranging from five years for commercial loans to ten years for residential mortgage loans. Therefore, any charge-offs or related losses that we experience after the expiration of the loss sharing agreement will not be reimbursed by the Federal Deposit Insurance Corporation and would reduce our net income. Finally, if we fail to comply with the terms of the loss sharing agreement, we could lose the right to receive payments on a covered asset from Federal Deposit Insurance Corporation under the agreement.

We may fail to realize any benefits and may incur unanticipated losses related to the assets we acquired and liabilities we assumed from NCB.

The success of the NCB acquisition will depend, in part, on our ability to successfully combine the business and assets we acquired with our business, and our ability to successfully manage the significant loan portfolio that was acquired. As with any acquisition involving a financial institution, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. It is possible that the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the transaction. Successful integration may also be hampered by differences between the two organizations. The loss of key employees of NCB could adversely affect our ability to successfully conduct business in the markets in which NCB operated, which could adversely affect our financial results. Integration efforts will also divert attention and resources from our management. Additionally, general market and economic conditions or governmental actions affecting the financial industry generally may inhibit our ability to successfully integrate these operations.  If we experience difficulties with the integration process, the anticipated benefits of the transaction may not be realized fully, or at all, or may take longer to realize than expected. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Strong competition may limit growth and profitability.

Competition in the banking and financial services industry is intense.  We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Many of these competitors (whether regional or national institutions) have substantially greater resources and lending limits than we have and may offer certain services that we do not or cannot provide.  Our profitability depends upon our ability to successfully compete in our market areas.

Our ratio of loans to retail deposits is high, which could impair our growth and increase our funding expenses.

Because we have funded securities and, to a lesser extent, loans with borrowings and wholesale deposits, our ratio of loans to retail deposits exceeds 100%, which some bank regulatory agencies may consider a risk to our liquidity.  As a result, our regulators could prohibit us from increasing our lending unless we also increase deposits.  In such case, we may have to pay higher rates on deposits to increase our proportion of retail deposits, which would increase expense and decrease our earnings.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. Such regulators govern the activities in which we may engage, primarily for the protection of depositors and the Deposit Insurance Fund.  These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on a bank’s operations, reclassify assets, determine the adequacy of a bank’s allowance for loan losses and determine the level of deposit insurance premiums assessed.  Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations or legislation or additional deposit insurance premiums could have a material impact on our operations.  Because our business is highly regulated, the laws and applicable regulations are subject to frequent change.  Any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.

A legislative proposal has been introduced that would eliminate the Office of Thrift Supervision, CharterBank’s and Charter Financial Corporation’s primary federal regulator, which would require Charter Financial to become a bank holding company.

Legislation has been introduced in the United States Senate and House of Representatives that would implement sweeping changes to the current bank regulatory structure. The House Bill (H.R. 4173)   would eliminate our current primary federal regulator, the Office of Thrift Supervision, by merging the Office of Thrift Supervision  into the Comptroller of the Currency (the primary federal regulator for national banks). The proposed legislation would authorize the Comptroller of the Currency to charter mutual and stock savings banks and mutual holding companies, which would be under the supervision of the Division of Thrift Supervision of the Comptroller of the Currency.  The proposed legislation would also establish a Financial Services Oversight Council and grant the Board of Governors of the Federal Reserve System exclusive authority to regulate all banks and thrift holding companies.  As a result, Charter Financial would become a holding company subject to supervision by the Federal Reserve Board as opposed to the Office of Thrift Supervision, and would become subject to the Federal Reserve’s regulations, including holding company capital requirements, that Charter Financial would not be subject to as a savings and loan holding company. In addition, compliance with new regulations and being supervised by one or more new regulatory agencies could increase our expenses.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and our income.

In response to the financial crisis of 2008 and early 2009, Congress has taken actions that are intended to strengthen confidence and encourage liquidity in financial institutions, and the Federal Deposit Insurance Corporation has taken actions to increase insurance coverage on deposit accounts. In addition, there have been proposals made by members of Congress and others that would reduce the amount delinquent borrowers are otherwise contractually obligated to pay under their mortgage loans and limit an institution’s ability to foreclose on mortgage collateral.

The potential exists for additional federal or state laws and regulations, or changes in policy, affecting lending and funding practices and liquidity standards.  Moreover, bank regulatory agencies have been active in responding to concerns and trends identified in examinations, and have issued many formal enforcement orders requiring capital ratios in excess of regulatory requirements. Bank regulatory agencies, such as the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, govern the activities in which we may engage, primarily for the protection of depositors, and not for the protection or benefit of potential investors. In addition, new laws and regulations may increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. New laws and regulations may significantly affect the markets in which we do business, the markets for and value of our loans and investments, the fees we can charge, and our ongoing operations, costs and profitability. For example, recent legislative proposals would require changes to our overdraft protection programs that could decrease the amount of fees we receive for these services. For the year ended September 30, 2009, overdraft protection fees totaled $2.7 million.  Further, legislative proposals limiting our rights as a creditor could result in credit losses or increased expense in pursuing our remedies as a creditor.

We hold certain intangible assets that in the future could be classified as either partially or fully impaired, which would reduce our earnings and the book values of these assets.

Pursuant to accounting requirements, we are required to periodically test our goodwill and core deposit intangible assets for impairment.  The impairment testing process considers a variety of factors, including the current market price of our common shares, the estimated net present value of our assets and liabilities and information concerning the terminal valuation of similarly situated insured depository institutions.  Future impairment testing may result in a partial or full impairment of the value of our goodwill or core deposit intangible assets, or both.  If an impairment determination is made in a future reporting period, our earnings and the book value of these intangible assets will be reduced by the amount of the impairment.  If an impairment loss is recorded, it will have little or no impact on the tangible book value of our shares of common stock, our liquidity or our regulatory capital levels.

If our investment in the Federal Home Loan Bank of Atlanta becomes impaired, our earnings and stockholders’ equity could decrease.

We are required to own common stock of the Federal Home Loan Bank of Atlanta to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the Federal Home Loan Bank’s advance program.  The aggregate cost of our Federal Home Loan Bank common stock as of September 30, 2009 was $14.0 million.  Federal Home Loan Bank common stock is not a marketable security and can only be redeemed by the Federal Home Loan Bank.  However, the Federal Home Loan Bank of Atlanta is currently not repurchasing excess stock outstanding.

Federal Home Loan Banks may be subject to accounting rules and asset quality risks that could materially lower their regulatory capital. In an extreme situation, it is possible that the capitalization of a Federal Home Loan Bank, including the Federal Home Loan Bank of Atlanta, could be substantially diminished or reduced to zero. Consequently, we believe that there is a risk that our investment in Federal Home Loan Bank of Atlanta common stock could be deemed impaired at some time in the future, and if this occurs, it would cause our earnings and stockholders’ equity to decrease by the amount of the impairment charge.

Our operations may be adversely affected if we are unable to hire and retain qualified employees.

Our performance is largely dependent on the talents and efforts of skilled individuals. Our continued ability to compete effectively in our businesses, to manage our business effectively and to expand into new businesses and geographic regions depends on our ability to attract new employees and to retain and motivate our existing employees. Competition for qualified employees is often intense. In addition, in 2008 the market price of our common stock declined significantly, which may lower the value, or perceived value, of our equity awards, which is a means for us to compensate and retain qualified employees. Moreover, future laws or regulations limiting the amount of compensation financial institutions may pay to senior management could adversely affect our ability to hire and retain qualified employees.

Acquisitions may disrupt our business and adversely affect our operating results.

On June 26, 2009 we entered into an agreement with the FDIC to acquire assets with a fair value of approximately $196.7 million and assume liabilities with a fair value of approximately $196.7 million from NCB.  We also acquired four branches of NCB in the transaction, one of which has been closed.  We expect to continue to grow by acquiring other financial institutions, related businesses or branches of other financial institutions that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we may not be able to adequately or profitably manage this growth.  In addition, such acquisitions may involve the issuance of stock, which may have a dilutive effect on earnings per share.   Acquiring banks, bank branches or businesses involves risks commonly associated with acquisitions, including:

●	Potential exposure to unknown or contingent liabilities we acquire;

●	Exposure to potential asset quality issues of the acquired financial institutions, businesses or branches;

●	Difficulty and expense of integrating the operations and personnel of financial institutions, businesses or branches we acquire;

●	Potential diversion of our management’s time and attention;

●	The possible loss of key employees and customers of financial institutions, businesses or branches we acquire;

●	Difficulty in estimating the value of the financial institutions, businesses or branches to be acquired; and

●	Potential changes in banking or tax laws or regulations that may affect the financial institutions or businesses to be acquired.

We may engage in additional FDIC-assisted transactions, which could present additional risks to our business.

We may have opportunities to acquire the assets and liabilities of additional failed banks in FDIC-assisted transactions, including transactions in the states of Alabama and Georgia. Although these FDIC-assisted transactions typically provide for FDIC assistance to an acquiror to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the failed institution, we are (and would be in future transactions) subject to many of the same risks we would face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect. In addition, because these acquisitions are structured in a manner that does not allow us the time and access to information normally associated with the evaluation of a negotiated acquisition, we may face additional risks in FDIC-assisted transactions, including additional demands on management resources, management and resolution of significant problem loans and integrating personnel and operating systems within a short period of time.  We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with FDIC-assisted transactions. Our inability to overcome these risks could have a material adverse effect on our business, financial condition and results of operations.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes an interruption in our operations could have a material adverse effect on our financial condition and results of operations. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and may cause existing and potential customers to refrain from doing business with us. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering.  In several cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price.  The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time.  After our shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of Charter Financial and the outlook for the financial services industry in general.  Price fluctuations may be unrelated to the operating performance of particular companies.

Our failure to effectively deploy the net proceeds may have an adverse impact on our financial performance and the value of our common stock.

Charter Financial intends to invest between $38.7 million and $52.7 million of the net proceeds of the offering (or $60.7 million at the adjusted maximum of the offering range) in CharterBank.  Charter Financial may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes.  Charter Financial also expects to use a portion of the net proceeds it retains to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan.  CharterBank may use the net proceeds it receives to fund new loans, purchase investment securities, acquire financial institutions or financial services companies, including troubled financial institutions, build new branches or acquire branches, or for other general corporate purposes.  Our preference is to leverage the capital through additional Federal Deposit Insurance Corporation assisted acquisitions, and our failure to complete such acquisitions could adversely impact our financial performance and the value of our common stock. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. We have not established a timetable for reinvesting of the net proceeds, and we cannot predict how long we will require to reinvest the net proceeds.

Our return on equity will be low following the stock offering.  This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Following the stock offering, we expect our consolidated equity to be between $167.2 million at the minimum of the offering range and $206.5 million at the adjusted maximum of the offering range. Based upon our income for the year ended September 30, 2009, and these pro forma equity levels, our return on equity would be 1.7% and 1.4% at the minimum and adjusted maximum of the offering range, respectively. We expect our return on equity to remain low until we are able to leverage the additional capital we receive from the stock offering. Although we will be able to increase net interest income using proceeds of the stock offering, our return on equity will be negatively affected by higher expenses from the costs of being a public company and added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt. Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to remain low, which may reduce the market price of our shares of common stock.

 The implementation of the stock-based incentive plan may dilute your ownership interest.

We intend to adopt a new stock-based incentive plan following the offering, subject to receipt of stockholder approval. This stock-based incentive plan may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock of Charter Financial. While our intention is to fund this plan through open market purchases, stockholders would experience a 10.76% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options or shares of restricted common stock under the plan in an amount equal to up to 10.0% and 4.0%, respectively, of the shares sold in the offering.  In the event we adopt the plan within one year following the conversion, shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under the stock-based incentive plan would be limited to 4.0% and 10.0%, respectively, of the total shares sold in the offering, subject to adjustment as may be required by Office of thrift Supervision regulations or policy to reflect stock options or restricted stock previously granted by Charter Financial Corporation or CharterBank.  In the event we adopt the plan more than one year following the conversion, the plan will not be subject to these limitations.

Implementing the stock-based incentive plan would increase our compensation and benefit expenses  and adversely affect our profitability.

We intend to adopt a new stock-based incentive plan after the offering, subject to stockholder approval, which would increase our annual employee compensation and benefit expenses related to the stock options and shares granted to participants under our stock-based incentive plan.  The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plan, the fair market value of our stock or options on the date of grant, the vesting period and other factors which we cannot predict at this time.     If the stock-based incentive plan is implemented within one year of the completion of the offering, the number of shares of common stock reserved for issuance for awards of restricted stock or grants of options under such stock-based incentive plan may not exceed 4.0% and 10.0%, respectively, of the shares sold in the offering, subject to adjustment as may be required by Office of Thrift Supervision regulations or policy to reflect stock options or restricted stock previously granted by Charter Financial Corporation or CharterBank.  If we award restricted shares of common stock or grant options in excess of these amounts under a stock-based incentive plan adopted more than one year after the completion of the offering, our costs would increase further.

In addition, we would recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts (i.e., as the loan used to acquire these shares is repaid), and we would recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients.  The expense in the first year following the offering has been estimated to be approximately $258,000 ($158,000 after tax) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock.  For further discussion of our proposed stock-based plans, see “Management—Compensation Discussion and Analysis—Long-Term Stock-Based Compensation.”

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy public company reporting requirements, which will increase our operating expenses.

In connection with the offering, we will becoming a public reporting company.  The federal securities laws and regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal control over financial reporting.  We expect that the obligations of being a public reporting company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team.  These obligations will increase our operating expenses and could divert our management’s attention from our operations.  Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems, which will increase our operating costs.  In addition, such requirements may cause us to hire additional accounting, internal audit and/or compliance personnel.

Various factors may make takeover attempts more difficult to achieve.

Our board of directors has no current intention to sell control of Charter Financial. Provisions of our articles of incorporation and bylaws, federal regulations, Maryland law and various other factors may make it more difficult for companies or persons to acquire control of Charter Financial without the consent of our board of directors.  You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock.  The factors that may discourage takeover attempts or make them more difficult include:

●
Office of Thrift Supervision Regulations.  Office of Thrift Supervision regulations prohibit, for three years following the completion of a conversion, the direct or indirect acquisition of more than 10% of any class of equity security of a savings institution regulated by the Office of Thrift Supervision without the prior approval of the Office of Thrift Supervision.

●
Articles of incorporation of Charter Financial and statutory provisions. Provisions of the articles of incorporation and bylaws of Charter Financial and Maryland law may make it more difficult and expensive to pursue a takeover attempt that management opposes, even if the takeover is favored by a majority of our stockholders.  These provisions also would make it more difficult to remove our current board of directors or management, or to elect new directors.  Specifically, under Maryland law, any person who acquires more than 10% of the common stock of Charter Financial without the prior approval of its board of directors would be prohibited from engaging in any type of business combination with Charter Financial for a five-year period. Any business combination after the five year prohibition would be subject to super-majority shareholder approval or minimum price requirements. Additional provisions include limitations on voting rights of beneficial owners of more than 10% of our common stock, the election of directors to staggered terms of three years and not permitting cumulative voting in the election of directors.  Our bylaws also contain provisions regarding the timing and content of stockholder proposals and nominations and qualification for service on the board of directors.

●	Articles of incorporation of CharterBank. The articles of incorporation of CharterBank provide that for a period of five years from the closing of the conversion and offering, no person other than Charter Financial may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of CharterBank. This provision does not apply to any tax-qualified employee benefit plan of CharterBank or Charter Financial or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Charter Financial or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of CharterBank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

●
Issuance of stock options and restricted stock.  We also intend to issue stock options and shares of restricted stock to key employees and directors that will require payments to these persons in the event of a change in control of Charter Financial. These payments may have the effect of increasing the costs of acquiring Charter Financial, thereby discouraging future takeover attempts.

●
Employment and change-in control-agreements.  Charter Financial Corporation has employment and change-in-control agreements with certain of its executive officers that will remain in effect following the stock offering.  These agreements may have the effect of increasing the costs of acquiring Charter Financial, thereby discouraging future takeover attempts.

There may be a decrease in stockholders’ rights for existing stockholders of Charter Financial Corporation.

As a result of the conversion, existing stockholders of Charter Financial Corporation will become stockholders of Charter Financial. In addition to the provisions discussed above that may discourage takeover attempts that are favored by stockholders, some rights of stockholders of Charter Financial will be reduced compared to the rights stockholders currently have in Charter Financial Corporation  The reduction in stockholder rights results from differences between the federal and Maryland charters and bylaws, and from distinctions between federal and Maryland law.  Many of the differences in stockholder rights under the articles of incorporation and bylaws of Charter Financial are not mandated by Maryland law but have been chosen by management as being in the best interests of Charter Financial and its stockholders.  The articles of incorporation and bylaws of Charter Financial include the following provisions:  (i) greater lead time required for stockholders to submit proposals for new business or to nominate directors; and (ii) approval by at least 80% of outstanding shares of capital stock entitled to vote generally is required to amend the bylaws and certain provisions of the articles of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Charter Financial Corporation” for a discussion of these differences.

You may not revoke your decision to purchase Charter Financial common stock in the subscription offering after you send us your subscription.

Funds submitted or automatic withdrawals authorized in the connection with a purchase of shares of common stock in the subscription offering will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date.  Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in the completion of the conversion and offering.  Orders submitted in the subscription offering are irrevocable, and subscribers will have no access to subscription funds unless the offering is terminated, or extended beyond [extension date], or the number of shares to be sold in the offering is increased to more than 12,894,375 shares or decreased to fewer than 8,287,500 shares.

There is currently no active trading market for our common stock.

Currently, there is no active public trading market for Charter Financial Corporation’s common stock, and we cannot assure you that one will develop or be sustained for the common stock of Charter Financial after this offering.  Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board.  Upon completion of the conversion, the common stock of Charter Financial will replace the existing shares.

Although we expect that the common shares of Charter Financial will trade on the Nasdaq Capital Market, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. Also, there can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF CHARTER FINANCIAL CORPORATION AND SUBSIDIARY

The summary financial information presented below is derived in part from the consolidated financial statements of Charter Financial Corporation.  The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1.  The information at September 30, 2009 and 2008 and for the fiscal years ended September 30, 2009, 2008 and 2007 is derived in part from the audited consolidated financial statements of Charter Financial Corporation that appear in this prospectus.  The information at September 30, 2007, 2006 and 2005 and for the fiscal years ended September 30, 2006 and 2005 is derived in part from audited consolidated financial statements that do not appear in this prospectus.

	At September 30,
	2009	2008	2007	2006	2005
	(In thousands)
Selected Financial Condition Data:

Total assets	$936,880	$801,501	$1,021,856	$1,097,321	$1,050,570
Non-covered loans receivable, net (1)	462,786	428,472	405,553	374,726	356,808
Covered loans receivable, net (2)	89,764	—	—	—	—
Investment and mortgage securities available for sale (3)	206,061	277,139	295,143	345,732	376,173
Freddie Mac common stock and other equity securities	—	—	200,782	294,339	254,776
Retail deposits	463,566	356,237	378,463	321,279	250,391
Total deposits	597,634	420,175	430,683	372,057	320,129
Deferred income taxes	7,289	6,872	72,503	108,186	93,271
Total borrowings	227,000	267,000	272,058	337,928	382,336
Total retained earnings	102,215	103,301	99,926	63,548	63,790
Accumulated other comprehensive income	(8,277)	(6,849)	116,886	172,489	149,405
Total equity	98,257	102,302	225,072	267,709	243,230

	Years Ended September 30,
	2009	2008	2007	2006	2005
	(In thousands)
Selected Operating Data:

Interest and dividend income	$40,559	$46,377	$54,646	$53,802	$44,689
Interest expense	22,599	26,771	29,827	27,801	21,782
Net interest income	17,960	19,606	24,819	26,001	22,907
Provision for loan losses	4,550	3,250	—	—	75
Net interest income after provision for loan losses	13,410	16,357	24,819	26,001	22,832
Total noninterest income	11,792	18,950	76,924	10,827	10,966
Total noninterest expenses	22,581	20,284	21,926	21,130	18,269
Income before provision for income taxes	2,621	15,023	79,817	15,698	15,529
Income tax expense	306	4,491	28,877	2,353	4,116
Net income	$2,315	$10,532	$50,940	$13,345	$11,413

Basic earnings per share	$0.13	$0.55	$2.67	$0.69	$0.58
Fully diluted earnings per share	$0.12	$0.55	$2.65	$0.68	$0.58
Dividends declared per share	$1.00	$1.75	$4.45	$3.80	$3.20

(1)
Excludes “covered loans” acquired from the Federal Deposit Insurance Corporation subject to loss sharing agreements.  See Note 7 to the Notes to Consolidated Financial Statements.  Loans shown are net of deferred loan (fees) costs and allowance for loan losses and exclude loans held for sale.

(2)	Consists of loans acquired from the Federal Deposit Insurance Corporation subject to loss sharing agreements. See Note 7 to the Notes to Consolidated Financial Statements.
(3)	Includes all CharterBank investment and mortgage securities available for sale, excluding Freddie Mac common stock.

At or For the Years Ended September 30,
2009	2008	2007	2006	2005

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets (ratio of net income to average total assets)	0.27%	1.16%	4.81%	1.22%	1.06%
Return on average equity (ratio of net income to average equity)	2.25%	6.23%	20.30%	5.10%	4.23%
Interest rate spread (1)	2.08%	1.47%	0.99%	1.10%	0.96%
Net interest margin (2)	2.35%	2.32%	2.46%	2.48%	2.18%
Efficiency ratio (3)	75.90%	52.61%	21.55%	57.73%	53.93%
Non-interest expense to average total assets	2.67%	2.23%	2.07%	1.94%	1.69%
Average interest-earning assets as a ratio of average interest-bearing liabilities	1.09	x	1.27	x	1.50	x	1.52	x	1.59	x
Average equity to average total assets	12.12%	18.56%	23.70%	23.60%	24.97%

Asset Quality Ratios:

Covered Assets (4):
Non-performing loans to covered loans	23.37%	N/A	N/A	N/A	N/A
FDIC loss-sharing coverage plus non-accretable credit risk discounts as a percentage of covered assets (5)	85.93%	N/A	N/A	N/A	N/A

Non-covered Assets (4):
Non-performing assets to total assets	2.16%	1.63%	0.72%	0.30%	0.49%
Non-performing loans to total loans	2.82%	2.35%	1.74%	0.74%	1.12%
Allowance for loan losses as a ratio of non-performing loans	0.81	x	0.80	x	0.84	x	2.15	x	1.51	x
Allowance for loan losses to total loans	1.98%	1.89%	1.46%	1.59%	1.69%
Net (charge-offs) as a percentage of average non-covered loans outstanding	(0.71)%	(0.24)%	(0.02)%	(0.02)%	(0.16)%

Bank Regulatory Capital Ratios:
Total capital (to risk-weighted assets)	15.71%	18.15%	24.18%	26.21%	27.62%
Tier I capital (to risk-weighted assets)	14.65%	16.90%	12.57%	13.11%	14.69%
Tier I capital (to average assets)	9.30%	10.51%	9.43%	9.71%	9.86%

Consolidated Capital Ratio:
Total equity to total assets	10.49%	12.76%	22.03%	24.40%	23.15%

Other Data:
Number of full service offices	14	10	9	9	9
Full time equivalent employees	209	178	173	179	169

(1)	The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted- average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)
Covered assets consist of assets acquired from the Federal Deposit Insurance Corporation subject to a loss sharing agreement.  Non-covered assets consist of assets other than covered assets.  See Note 8 to the Notes to Consolidated Financial Statements.

(5)
This ratio has been computed based on a minimum 80% Federal Deposit Insurance Corporation loss sharing coverage.  If cumulative losses exceed $82 million, Federal Deposit Insurance Corporation loss sharing coverage will increase to 95% of losses exceeding $82 million.  If the recovery of losses on covered assets was limited solely to amounts to be received under the loss sharing agreements with the Federal Deposit Insurance Corporation, we have estimated that our maximum loss exposure, net of established non-accretable discounts, as of September 30, 2009, would approximate $6.3 million.  At such date, remaining accretable discounts exceeded such estimated maximum loss exposure.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:

●	statements of our goals, intentions and expectations;

●	statements regarding our business plans, prospects, growth and operating strategies;

●	statements regarding the asset quality of our loan and investment portfolios; and

●	estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

●	general economic conditions, either nationally or in our market areas, that are worse than expected;

●	competition among depository and other financial institutions;

●	changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

●	adverse changes in the securities markets;

●	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

●	our ability to enter new markets successfully and capitalize on growth opportunities;

●	our ability to successfully integrate acquired entities;

●	our incurring higher than expected loan charge-offs with respect to assets acquired in Federal Deposit Insurance Corporation assisted acquisitions;

●	changes in consumer spending, borrowing and savings habits;

●	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board; and

●	changes in our organization, compensation and benefit plans.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.  Please see “Risk Factors” beginning on page ___.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $77.4 million and $105.3 million, or $121.3 million if the offering range is increased by 15%.  Charter Financial expects to invest in CharterBank between $38.7 million and $52.7 million, or $60.7 million if the offering range is increased by 15%.  Between $5.0 million and $6.7 million (or $7.7 million if the offering range is increased by 15%) will be used for the loan to the employee stock ownership plan to fund its purchase of shares of common stock in the offering. After funding the loan to the employee stock ownership plan, we intend to retain between $33.7 million and $45.9 million of the net proceeds, or $52.9 million if the offering range is increased by 15%.

A summary of the anticipated net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering range and of the distribution of the net proceeds is as follows:

	Based Upon the Sale at $10.00 Per Share of
	8,287,500 Shares		9,750,000 Shares		11,212,500 Shares		12,894,375 Shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)

Offering proceeds	$82,875		$97,500		$112,125		$128,944
Less offering expenses	5,434		6,120		6,806		7,595
Net offering proceeds	$77,441	100.0%	$91,380	100.0%	$105,319	100.0%	$121,349	100.0%

Distribution of net proceeds:
To CharterBank	$38,721	50.0%	$45,690	50.0%	$52,660	50.0%	$60,675	50.0%
To fund loan to employee stock ownership plan	$4,973	6.4%	$5,850	6.4%	$6,728	6.4%	$7,737	6.4%
Retained by Charter Financial(2)	$33,747	43.6%	$39,840	43.6%	$45,931	43.6%	$52,937	43.6%

(1)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

(2)
In the event the stock-based incentive plan providing for stock awards and stock options is approved by stockholders, and assuming shares are purchased for the stock awards at $10.00 per share, an additional $3.3 million, $3.9 million, $4.5 million and $5.2 million of net proceeds will be used by the holding company.  In this case, the net proceeds retained by Charter Financial would be $30.4 million, $35.9 million, $41.4 million and $47.7 million, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of CharterBank’s deposits.  The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates.  For example, our expenses would increase if a syndicated community offering were used to sell shares of common stock not purchased in the subscription and community offerings.

Charter Financial May Use the Proceeds it Retains From the Offering:

●	to fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering (between $5.0 million and $6.7 million, or $7.7 million if the offering is increased by 15%);

●
to finance the acquisition of financial institutions, especially troubled institutions with Federal Deposit Insurance Corporation assistance, or other financial services companies as opportunities arise, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

●	to pay cash dividends to stockholders;

●	to repurchase shares of our common stock;

●	to invest in securities; and

●	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval.

CharterBank May Use the Net Proceeds it Receives From the Offering:

●	to fund new loans, including one- to four-family residential mortgage loans, commercial real estate and commercial business loans, real estate construction loans and consumer loans;

●
to expand its retail banking franchise by acquiring new branches or by acquiring other financial institutions, especially troubled institutions with Federal Deposit Insurance Corporation assistance, or other financial services companies as opportunities arise, although we do not currently have any agreements to acquire a financial institution or other entity;

●	to enhance existing products and services and to support the development of new products and services;

●	to reduce wholesale funding;

●	to invest in securities; and

●	for other general corporate purposes.

Initially, a substantial portion of the net proceeds will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

We expect our return on equity to decrease as compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the offering.  Until we can increase our net interest income and non-interest income, we expect our return on equity to be below the industry average, which may negatively affect the value of our common stock. See “Risk Factors—Our failure to effectively deploy the net proceeds may have an adverse impact on our financial performance and the value of our common stock.”

OUR DIVIDEND POLICY

           Charter Financial Corporation has paid a quarterly cash dividend since September 2002.  As of September 30, 2009, Charter Financial Corporation paid a quarterly cash dividend of $0.25 per share, which equals $1.00 per share on an annualized basis.  We expect that we will significantly reduce our dividends in the future.  After the conversion, the dividend rate and the continued payment of dividends will primarily depend on our earnings, alternative uses for capital, our capital requirements, acquisition opportunities, our financial condition and results of operations and, to a lesser extent, statutory and regulatory limitations, tax considerations and general economic conditions.

Under the rules of the Office of Thrift Supervision, CharterBank will not be permitted to pay dividends on its capital stock to Charter Financial, its sole stockholder, if CharterBank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion.  In addition, CharterBank will not be permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.  See “The Conversion and Offering—Liquidation Rights.” For information concerning additional federal and state law and regulations regarding the ability of CharterBank to make capital distributions, including the payment of dividends to Charter Financial Corporation, see “Taxation—Federal Taxation” and “Supervision and Regulation—Federal Banking Regulation.”

Unlike CharterBank, Charter Financial is not restricted by Office of Thrift Supervision regulations on the payment of dividends to its stockholders, although the source of dividends will depend on the net proceeds retained by us and earnings thereon, and dividends from CharterBank.  Charter Financial Corporation currently does not receive cash dividends from CharterBank.  In addition, Charter Financial will be subject to state law limitations on the payment of dividends. Maryland law generally limits dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent.  Finally, pursuant to Office of Thrift Supervision regulations, during the three-year period following the conversion, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

See “Selected Consolidated Financial and Other Data of Charter Financial Corporation” and “Market for the Common Stock” for information regarding our historical dividend payments.

MARKET FOR THE COMMON STOCK

Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.” Upon completion of the conversion, the new shares of common stock of Charter Financial will replace the existing shares. We expect the new shares will trade on the Nasdaq Capital Market under the symbol “CHFN.”  In order to list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock.  Charter Financial Corporation currently has more than three market makers, including Stifel, Nicolaus & Company, Incorporated.  Stifel, Nicolaus & Company, Incorporated has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker.  The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold.  There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering.  Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.

The following table sets forth the high and low trading prices for shares of Charter Financial Corporation common stock and cash dividends paid per share for the periods indicated.  As of ______________, there were ______ publicly held shares of Charter Financial Corporation common stock issued and outstanding (excluding shares held by First Charter, MHC). In connection with the conversion, each existing publicly held share of common stock of Charter Financial Corporation will be converted into a right to receive a number of shares of Charter Financial common stock, based upon the exchange ratio that is described in other parts of this prospectus.  See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.”

At the close of business on ______________, there were ______________ shares outstanding.  The high and low closing prices for the quarterly periods noted below were obtained from the ________________.

	Price Per Share				Cash
	High		Low		Dividend Declared
2010

Second quarter (through _______________)	$		$		$
First quarter					0.25

2009

Fourth quarter		$17.00		$11.75	$0.25
Third quarter		14.50		8.26	0.25
Second quarter		10.94		7.30	0.25
First quarter		11.00		6.00	0.25

2008

Fourth quarter		$14.70		$8.50	$0.25
Third quarter		32.00		24.00	0.50
Second quarter		40.90		26.00	0.50
First quarter		53.85		30.75	0.50

On December 14, 2009, the business day immediately preceding the public announcement of the conversion, and on __________________, the closing prices of Charter Financial Corporation common stock as reported on the Over-The-Counter Bulletin Board were $11.50 per share and $____ per share, respectively.  At __________, Charter Financial Corporation had approximately _______ stockholders of record. On the effective date of the conversion, all publicly held shares of Charter Financial Corporation common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of Charter Financial common stock determined pursuant to the exchange ratio.  See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.”  Options to purchase shares of Charter Financial Corporation common stock will be converted into options to purchase a number of shares of Charter Financial common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At September 30, 2009, CharterBank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of CharterBank at September 30, 2009, and the pro forma regulatory capital of CharterBank, after giving effect to the sale of shares of common stock at a $10.00 per share purchase price and assuming the receipt by CharterBank of between $38.7 million and $52.7 million of the net offering proceeds at the minimum and maximum of the offering range, respectively.

			Pro Forma at September 30, 2009, Based Upon the Sale in the Offering of
	CharterBank Historical at September 30, 2009		8,287,500 Shares		9,750,000 Shares		11,212,500 Shares		12,894,375 Shares (1)
	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)
	(Dollars in thousands)

Equity capital	$84,479	9.05%	$114,130	11.75%	$119,637	12.23%	$125,144	12.71%	$131,477	13.24%

Tier 1 risk-based capital	$87,576	14.65%	$117,227	19.37%	$122,734	20.23%	$128,241	21.09%	$134,574	22.08%
Tier 1 risk-based requirement	23,904	4.00	24,207	4.00	24,263	4.00	24,319	4.00	24,383	4.00
Excess	$63,672	10.65%	$93,020	15.37%	$98,471	16.23%	$103,922	17.09%	$110,191	18.08

Core (leverage) capital	$87,576	9.30%	$117,227	11.97%	$122,734	12.44%	$128,241	12.91%	$134,574	13.44%
Core (leverage) requirement (3)	37,660	4.00	39,177	4.00	39,456	4.00	39,735	4.00	40,055	4.00
Excess	$49,916	5.30%	$78,050	7.97%	$83,278	8.44%	$88,506	8.91%	$94,519	9.44%

Total risk-based capital (4)	$93,900	15.71%	$123,551	20.42%	$129,058	21.28%	$134,565	22.13%	$140,898	23.11%
Risk-based requirement	59,760	10.00	60,519	10.00	60,658	10.00	60,797	10.00	60,958	10.00
Excess	$34,140	5.71%	$63,032	10.42%	$68,400	11.28%	$73,768	12.13%	$79,940	13.11%

Net Proceeds Infused			$38,721		$45,690		$52,660		$60,675
MHC capital contribution			(782)		(782)		(782)		(782)
Less: ESOP			(4,973)		(5,850)		(6,728)		(7,737)
Less: stock-based incentive plan			(3,315)		(3,900)		(4,485)		(5,158)
Pro Forma Increase			$29,651		$35,158		$40,665		$46,998

(1)
As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market or general financial conditions following the commencement of the offering, or regulatory considerations.

(2)	Tangible and core capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(3)
The current Office of Thrift Supervision core capital requirement for financial institutions is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Charter Financial Corporation at September 30, 2009 and the pro forma consolidated capitalization of Charter Financial after giving effect to the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Charter Financial Corporation Historical at September 30, 2009	Pro Forma at September 30, 2009, Based upon the Sale in the Offering of
		Minimum 8,287,500 Shares at $10.00 per Share	Midpoint 9,750,000 Shares at $10.00 per Share	Maximum 11,212,500 Shares at $10.00 per Share	Maximum as adjusted 12,894,375 Shares at $10.00 per Share (1)
	(Dollars in thousands)

Deposits (2)	$597,634	$596,344	$596,344	$596,344	$596,344
Borrowed funds	227,000	227,000	227,000	227,000	227,000
Total deposits and borrowed funds	$824,634	$823,344	$823,344	$823,344	$823,344
Stockholders’ equity:
Preferred stock, $.01 par value, 50,000,000 shares authorized (post-conversion) (3)	—	—	—	—	—
Common stock, $.01 par value, 100,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	199	97	114	131	151
Additional paid-in capital (3)	42,752	120,296	134,217	148,140	164,150
MHC capital contribution (3)	—	(782)	(782)	(782)	(782)
Retained earnings (5)	102,215	102,215	102,215	102,215	102,215
Accumulated other comprehensive loss	(8,277)	(8,277)	(8,277)	(8,277)	(8,277)
Less:
Treasury stock	(36,948)	(36,948)	(36,948)	(36,948)	(36,948)
Common stock held by employee stock ownership plan (6)	(1,684)	(6,657)	(7,534)	(8,412)	(9,421)
Common stock held by stock-based incentive plan	—	(3,315)	(3,900)	(4,485)	(5,158)
Total stockholders’ equity	$98,257	$166,629	$179,105	$191,582	$205,930

Pro Forma Shares Outstanding
Total shares outstanding	18,577,356	9,708,701	11,422,001	13,135,301	15,105,596

Exchange shares issued	—	1,421,201	1,672,001	1,922,801	2,211,221

Shares offered for sale	—	8,287,500	9,750,000	11,212,500	12,894,375

Total stockholders’ equity as a percentage of total assets (2)	10.49%	16.58%	17.60%	18.60%	19.71%

(1)
As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares, changes in market or general financial conditions following the commencement of the subscription and community offerings, or regulatory considerations.

(2)
Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.  On a pro forma basis, reflects elimination of $1.3 million of cash in First Charter, MHC held as deposits of CharterBank.

(3)
Charter Financial Corporation currently has 10 million authorized shares of preferred stock and 50 million authorized shares of common stock, par value $0.01 per share.  On a pro forma basis, Charter Financial common stock and additional paid-in capital have been revised to reflect the number of shares of Charter Financial common stock to be outstanding, which is 9,708,701 shares, 11,422,001 shares, 13,135,301 shares and 15,105,596 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.  On a pro forma basis, reflects transfer to equity of $782,000 of net liabilities in First Charter, MHC.

(4)
No effect has been given to the issuance of additional shares of Charter Financial common stock pursuant to the exercise of options under a stock-based incentive plan. If this plan is implemented within the first year after the closing of the offering, an amount up to 10% of the shares of Charter Financial common stock sold in the offering will be reserved for issuance upon the exercise of options under the plan.  No effect has been given to the exercise of options currently outstanding. See “Management.”

(5)
The retained earnings of CharterBank will be substantially restricted after the conversion.  See “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation.”    (Footnotes continue on next page)

(6)
Assumes that 6.0% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from Charter Financial.  The loan will be repaid principally from CharterBank’s contributions to the employee stock ownership plan.  Since Charter Financial will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on Charter Financial’s consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(7)
A number of shares of common stock equal to 4.0% of the shares of common stock to be sold in the offering will be purchased by the stock-based incentive plan in open market purchases. The funds to be used by the plan to purchase the shares will be provided by Charter Financial.  The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As Charter Financial accrues compensation expense to reflect the vesting of shares pursuant to the plan, the credit to capital will be offset by a charge to operations. Implementation of the plan will require stockholder approval.

PRO FORMA DATA

The following table summarizes historical data of Charter Financial Corporation and pro forma data at and for the fiscal year ended September 30, 2009.  This information is based on assumptions set forth below and in the tables, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.  Moreover, pro forma stockholders’ equity per share does not give effect to the liquidation account to be established in the conversion or, in the unlikely event of a liquidation of CharterBank, to the tax effect of the recapture of the bad debt reserve.  See “The Conversion and Offering—Liquidation Rights.”

The net proceeds in the tables are based upon the following assumptions:

(i)	30,000 shares of common stock will be purchased by our executive officers and directors, and their associates;

(ii)
our employee stock ownership plan will purchase 6.0% of the shares of common stock sold in the offering, with a loan from Charter Financial.  The loan will be repaid in substantially equal payments of principal and interest over a period of 30 years;

(iii)
Stifel, Nicolaus & Company, Incorporated will receive a fee equal to 1.0% of the dollar amount of shares of common stock sold in the subscription offering and 6.0% of the dollar amount of shares sold in the syndicated offering and 25% of the total shares will be subscribed for in the subscription offering.  No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families; and

(iv)
total expenses of the offering, including the marketing fees to be paid to Stifel, Nicolaus & Company, Incorporated, will be between $5.4 million at the minimum of the offering range and $7.6 million at the maximum of the offering range, as adjusted.

We calculated pro forma consolidated net earnings for the fiscal year ended September 30, 2009 as if the estimated net proceeds we received had been invested at the beginning of the year at an assumed interest rate of 2.92% (1.79% on an after-tax basis), which represented a blended yield assuming 75% of the proceeds are invested at the 15-year conventional mortgage-backed securities rate and 25% are invested at the one year Treasury rate.  This method reflects the approximate use of proceeds anticipated by Charter Financial.  The effect of withdrawals from deposit accounts for the purchase of shares of common stock has not been reflected.  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock. No effect has been given in the pro forma stockholders’ equity calculations for the assumed earnings on the net proceeds. It is assumed that Charter Financial will retain between $33.7 million and $45.9 million of the estimated net proceeds of the offering, or $52.9 million if the offering range is increased by 15%. The actual net proceeds from the sale of shares of common stock will not be determined until the offering is completed.  However, we currently estimate the net proceeds to be between $77.4 million and $105.3 million, or $121.3 million if the offering range is increased by 15%.

The following pro forma information may not be representative of the financial effects of the offering at the dates on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders’ equity represents the difference between the stated amounts of our assets and liabilities.  The pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock.

At or for the Fiscal Year Ended September 30, 2009 Based upon the Sale at $10.00 Per Share of
8,287,500 Shares	9,750,000 Shares	11,212,500 Shares	12,894,375 Shares (1)
(Dollars in thousands, except per share amounts)

Gross proceeds of offering	$82,875	$97,500	$112,125	$128,944
Less: Expenses	5,434	6,120	6,806	7,595
Estimated Net Proceeds	77,441	91,380	105,319	121,349
Less: Common stock purchased by employee stock ownership plan	(4,973)	(5,850)	(6,728)	(7,737)
Less: Common stock purchased by stock-based incentive plan	(3,315)	(3,900)	(4,485)	(5,158)
Plus: Cash received from the MHC	1,290	1,290	1,290	1,290
Estimated net proceeds, as adjusted	$70,443	$82,920	$95,396	$109,744

For the Twelve Months Ended September 30, 2009
Consolidated net earnings:
Historical	$2,316	$2,316	$2,316	$2,316
Pro forma adjustments:
Income on adjusted net proceeds	1,263	1,487	1,710	1,968
Employee stock ownership plan (2)	(102)	(120)	(138)	(158)
Recognition and retention plan (3)	(407)	(479)	(551)	(633)
Stock option plan (4)	(469)	(552)	(634)	(729)
Pro forma net income	$2601	2,653	$2,704	$2,763

Earning per share (5):
Historical	$0.24	$0.20	$0.18	$0.15
Pro form adjustments:
Income on adjusted net proceeds	0.14	0.14	0.14	0.14
Employee stock ownership plan (2)	(0.01)	(0.01)	(0.01)	(0.01)
Recognition and retention plan (3)	(0.04)	(0.04)	(0.04)	(0.04)
Stock option plan (4)	(0.05)	(0.05)	(0.05)	(0.05)
Pro forma earnings per share (5) (6)	$0.28	$0.24	$0.22	$0.15

Offering price to pro forma net earnings per share	35.71	x	41.67	x	45.45	x	52.63	x
Number of shares used in earnings per share calculations	9,228,026	10,856,501	12,484,976	14,357,722

At September 30, 2009
Stockholders’ equity:
Historical	$98,257	$98,257	$98,257	$98,257
Estimated net proceeds	77,441	91,380	105,319	121,349
Equity increase from MHC	(782)	(782)	(782)	(782)
Less: Common stock acquired by employee stock ownership plan	(4,973)	(5,850)	(6,728)	(7,737)
Less: Common stock acquired by recognition and retention plan (3)	(3,315)	(3,900)	(4,485)	(5,158)
Pro forma stockholders equity	166,629	179,105	191,582	205,930
Less: Intangible assets	(5,180)	(5,180)	(5,180)	(5,180)
Pro forma tangible stockholders’ equity	$161,449	$173,925	$186,402	$200,750

Stockholders’ equity per share:(7)
Historical	$10.11	$8.60	$7.48	$6.50
Estimated net proceeds	7.98	8.00	8.02	8.03
Plus: Assets received from the MHC	(0.08)	(0.07)	(0.06)	(0.05)
Less: Common stock acquired by employee stock ownership plan	(0.51)	(0.51)	(0.51)	(0.51)
Less: Common stock acquired by recognition and retention plan (3)	(0.34)	(0.34)	(0.34)	(0.34)
Pro forma stockholders’ equity per share (6) (7)	$17.16	$15.68	$14.59	$13.63
Intangible assets per share	$(0.53)	$(0.45)	$(0.39)	$(0.34)
Pro forma tangible stockholders’ equity per share (6) (7)	$16.63	$15.23	$14.20	$13.29

Offering price as percentage of pro forma stockholders’ equity per share	58.28%	63.78%	68.54%	73.37%
Offering price as percentage of pro forma tangible stockholders’ equity per share	60.13%	65.66%	70.42%	75.24%
Number of shares outstanding for pro forma book value per share calculations	9,708,701	11,422,001	13,135,301	15,105,596

(footnotes begin on following page.)

(1)
As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares, changes in market and financial conditions following the commencement of the offering, or regulatory considerations.

(2)
Assumes that 6.0% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from Charter Financial.  CharterBank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  CharterBank’s total annual payments on the employee stock ownership plan debt are based upon 30 equal annual installments of principal and interest.  Statement of Position 93-6 requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by CharterBank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 38.6%.  The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 16,575, 19,500, 22,425 and 25,789 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with Statement of Position 93-6, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)
If approved by Charter Financial’s stockholders, the stock recognition and retention plan may purchase an aggregate number of shares of common stock equal to 4.0% of the shares to be sold in the offering (or a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock recognition and retention plan, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from Charter Financial or through open market purchases. Shares in the stock recognition and retention plan are assumed to vest over a period of five years. The funds to be used by the stock recognition and retention plan to purchase the shares will be provided by Charter Financial.  The table assumes that (i) the stock recognition and retention plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock recognition and retention plan is amortized as an expense during the fiscal year ended September 30, 2009, and (iii) the stock recognition and retention plan expense reflects an effective combined federal and state tax rate of 38.6%.  Assuming stockholder approval of the stock recognition and retention plan and that shares of common stock (equal to 4.0% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.45% at the maximum of the offering range.

(4)
If approved by Charter Financial’s stockholders, the stock option plan may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock option plan may not occur earlier than six months after the completion of the conversion.  In calculating the pro forma effect of the stock option plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.13 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 38.6%.  The actual expense of the stock option plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.  Under the above assumptions, the adoption of the stock option plan will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares to satisfy the exercise of options under the stock option plan is obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease.  The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 8.61% at the maximum of the offering range.

(5)
Per share figures include publicly held shares of Charter Financial Corporation common stock that will be exchanged for shares of Charter Financial common stock in the conversion.  See “The Conversion and Offering—Share Exchange Ratio for Current Stockholders.”  Net income per share computations are determined by taking the number of shares assumed to be sold in the offering and the number of new shares assumed to be issued in exchange for publicly held shares and, in accordance with Statement of Position 93-6, subtracting the employee stock ownership plan shares which have not been committed for release during the respective periods. See note 2.  The number of shares of common stock actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.  Pro forma net income per share has been annualized for purposes of calculating the offering price to pro forma net earnings per share.

(footnotes continue on following page.)

(6)
The retained earnings of CharterBank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Supervision and Regulation—Federal Banking Regulation—Capital Distributions.”

(7)
Per share figures include publicly held shares of Charter Financial Corporation common stock that will be exchanged for shares of Charter Financial common stock in the conversion. Stockholders’ equity per share calculations are based upon the sum of (i) the number of subscription shares assumed to be sold in the offering and (ii)  shares to be issued in exchange for publicly held shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The exchange shares reflect an exchange ratio of 0.5226, 0.6148, 0.7071 and 0.8131 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. The number of subscription shares actually sold and the corresponding number of exchange shares may be more or less than the assumed amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations.  The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page F-1 of this prospectus.  You should read the information in this section in conjunction with the business and financial information regarding Charter Financial Corporation provided in this prospectus.

Overview

Our results of operations depend primarily on our net interest income.  Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities, collateralized mortgage obligations and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of deposits and Federal Home Loan Bank advances and other borrowings.

In past years, because of the very high interest rates offered by many of our competitors on retail deposits, we have funded our operations with borrowings and brokered or credit union certificates of deposit, which has increased the cost of our interest bearing liabilities.  Similarly, in past years, as a result of the highly competitive market for loans in our market area we have originated relatively fewer loans and have invested a relatively large portion of our assets in investment securities and mortgage-related securities, including a large investment in Freddie Mac common stock.  As a result of our conservative loan underwriting standards, management believes that we have not suffered the same level of loan losses during the current recession as some financial institutions in our market area.  However, the recession has affected our operations and earnings as the collapse of Freddie Mac and its ensuing conservatorship resulted in a $186.4 million decrease of unrecognized gains on Freddie Mac common stock during fiscal 2008. The collapse of Freddie Mac also eliminated significant annual dividends on our holdings of Freddie Mac common stock which averaged approximately $8.4 million from fiscal 2003 to 2007.

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing exceptional personal service to our individual and business customers.  We believe that we have a competitive advantage in the markets we serve because of our knowledge of the local marketplace and longstanding history of providing superior, relationship-based customer service. Our 55-year history in the community, combined with management’s extensive experience and adherence to conservative underwriting standards through various business cycles, has enabled us to maintain a strong capital position despite the economic downturn.

We believe that the current economic and financial services environment presents a significant opportunity for us to grow our retail banking operations both organically, as many competing financial institutions have scaled back lending and other activities, and through Federal Deposit Insurance Corporation-assisted acquisitions of troubled financial institutions, such as our recent acquisition of NCB.  Through the NCB acquisition, CharterBank added three full-service branch offices and increased retail deposits by $137.0 million, a substantial portion of which have remained at CharterBank following the transaction.  See “Federal Deposit Insurance Corporation Assisted Acquisition” below.  We anticipate that the prevailing weakness in the banking sector and the potential weakness of any economic recovery will provide additional opportunities for us to participate in Federal Deposit Insurance Corporation-assisted transactions.

From January 1, 2009 through December 11, 2009, 133 banking institutions have failed in the United States, including 24 failures that have occurred in the state of Georgia.  We believe that purchasing distressed banking assets from the Federal Deposit Insurance Corporation provides us with a low risk opportunity to enhance our banking franchise, and we intend to evaluate such opportunities as they arise.  Our knowledge of the marketplace and our experienced management team, together with our experience in managing problem assets acquired from the Federal Deposit Insurance Corporation, positions us to take advantage of future opportunities to acquire troubled financial institutions in our market area.

Key aspects of our business strategy include the following:

●
Integrating the assets and liabilities we acquired from NCB in June 2009, assessing operational efficiencies that may be achieved through the consolidation or relocation of our branches, and building on the NCB franchise in the southwestern Atlanta metropolitan area through expanded products and services.

●
Reducing our nonperforming assets and classified assets through our diligent monitoring and resolution efforts, including problem assets of NCB.  As of September 30, 2009, we had $33.0 million of non-performing loans and loans 90 days or more delinquent as well as $15.5 million of real estate owned, of which $19.9 million and $10.7 million, respectively, related to covered assets acquired from NCB.  We have established a problem asset resolution team to resolve nonperforming assets and classified assets acquired in the NCB transaction.  While the majority of these nonperforming assets do not pose a significant credit risk because they are covered under loss sharing agreements with the Federal Deposit Insurance Corporation, reducing the amount of non-performing assets acquired in the NCB acquisition will reduce the cost of carrying these assets.  See “Asset Quality.”

●
Growing our retail banking presence throughout the markets within the I-85 corridor, including the expanded retail footprint resulting from the NCB acquisition, while reducing our emphasis on wholesale banking.  We have paid off all borrowings acquired in the NCB acquisition and, at September 30, 2009, more than 80% of NCB’s wholesale deposits had been eliminated.  We intend to build a diversified balance sheet, positioning CharterBank as a full-service community bank that offers both retail and commercial loan and deposit products to all markets within the I-85 corridor.

●
Leveraging our capital base and acquisition experience to pursue additional strategic growth opportunities, especially Federal Deposit Insurance Corporation-assisted acquisitions, such as NCB. As a result of the NCB acquisition, we have broader market coverage, particularly in the I-85 corridor and in other areas where we maintain loan production offices.  Moreover, we expect that the high level of service and expanded product offerings we are providing to the former NCB customers will facilitate growth.

●
Continuing to increase our commercial real estate and construction lending, which we believe provides opportunity for strong risk-adjusted returns as many lenders have reduced their originations of these types of loans.

●
Continuing to emphasize convenience for our customers by offering extended hours at the majority of our offices, alternative banking delivery systems that allow customers to pay bills, transfer funds and monitor account balances at any time, as well as products and services designed to meet the changing needs of our customers, such as our Rewards checking program discussed under the heading “Business of Charter Financial Corporation and CharterBank—Sources of Funds.”

Federal Deposit Insurance Corporation Assisted Acquisition

On June 26, 2009, CharterBank entered into an agreement with the Federal Deposit Insurance Corporation to acquire certain assets and assume certain liabilities of Neighborhood Community Bank, a full service commercial bank headquartered in Newnan, Georgia.  The NCB acquisition extended CharterBank’s retail branch footprint as part of management’s effort to increase our retail deposits and reduce our reliance on brokered deposits and borrowings as a significant source of our funds.  The acquisition of NCB’s four full-service branches, one of which has been closed, has expanded CharterBank’s market presence in west central Georgia within the I-85 corridor region in which CharterBank is seeking to expand.

CharterBank assumed $195.3 million of liabilities, including $137.0 million of retail deposits and $44.0 million of wholesale deposits with no deposit premium paid.  The liabilities assumed by CharterBank also included $13.0 million of Federal Home Loan Bank advances and $981,000 of other liabilities.  CharterBank acquired approximately $202.8 million of NCB’s assets, including $159.9 million in loans, net of unearned income, and $17.7 million of real estate owned at a discount of $26.9 million.  The assets acquired also included $44.6 million of cash and cash equivalents, securities, Federal Home Loan Bank stock and other assets, including $19.4 million in cash that was received from the Federal Deposit Insurance Corporation.

Under agreements with the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Corporation will assume 80% of losses and share 80% of loss recoveries on the first $82.0 million of losses on the acquired loans and other real estate owned, and assume 95% of losses and share 95% of loss recoveries on losses exceeding $82.0 million. Loans, including commitments and other real estate owned covered under the loss sharing agreements with the Federal Deposit Insurance Corporation are referred to in this prospectus as “covered loans” and “covered other real estate,” respectively.  The loss sharing agreements cover losses on single-family residential mortgage loans for ten years and all other losses for five years. In addition to the $23.7 million of fair value discounts, CharterBank recorded an indemnification asset from the Federal Deposit Insurance Corporation in the amount of $35.0 million as part of the loss sharing agreements, of which $23.7 million was received in cash prior to September 30, 2009.

CharterBank determined current fair value accounting estimates of the acquired assets and liabilities in accordance with new accounting requirements for acquisition transactions. It is expected that CharterBank will have sufficient non-accretable discounts (discounts representing amounts that are not expected to be collected from the customer, liquidation of collateral, or under the Federal Deposit Insurance Corporation loss sharing agreements) to cover its 20% share of any losses on the covered loans and other real estate.  Furthermore, CharterBank expects to have accretable discounts (discounts representing the excess of a loan’s cash flows expected to be collected over the initial investment in the loan) to provide for market yields on the covered loans.  No goodwill was recorded in the transaction.

The following table shows adjustments to the fair value of the assets and liabilities acquired and the resulting gain from the NCB acquisition as of June 26, 2009.

	As Recorded by NCB	Fair Value Adjustments		As Recorded by CharterBank
Assets:
Cash and due from banks	$10,602,000	$19,415,000	(1)	$30,017,000
Securities	12,763,000	(14,000)	(2)	12,749,000
FHLB stock	1,158,000	—		1,158,000
Loans, net of unearned income	159,901,000	(65,195,000)	(3)	94,706,000
Other real estate owned	17,676,000	(10,240,000)	(4)	7,436,000
FDIC receivable for loss sharing agreements	—	49,991,000	(6)	49,991,000
Other assets	692,000	—		692,000
Total assets acquired	$202,792,000	$(6,043,000)		$196,749,000	(5)

Liabilities:
Deposits	$181,326,000	$912,000	(7)	$182,238,000
FHLB advances	13,000,000	78,000	(8)	13,078,000
Other liabilities	981,000	453,000	(9)	1,434,000
Total liabilities assumed	195,307,000	1,443,000		196,749,000
Excess of assets acquired over liabilities assumed	$7,485,000
Aggregate fair value adjustments		$7,485,000

(1)	Reflects the initial funds received from the Federal Deposit Insurance Corporation on the acquisition date.
(2)	Reflects fair value adjustments based on CharterBank’s evaluation of the acquired investment securities portfolio.
(3)
Reflects fair value adjustments based on CharterBank’s evaluation of the acquired loan portfolio.  The fair value adjustment includes adjustments for estimated credit losses, liquidity, market yield and servicing costs.

(4)	Reflects the estimated other real estate owned losses based on CharterBank’s evaluation of the acquired other real estate owned portfolio.
(5)
The carrying value of certain long-term assets, primarily the estimated fair value of acquired core deposit intangible of $1.1 million, was reduced to zero by the excess of the fair value of net assets acquired over liabilities assumed in the acquisition.

(6)	Reflects the estimated fair value of payments CharterBank will receive from the Federal Deposit Insurance Corporation under the loss sharing agreements.
(7)	Reflects fair value adjustments based on CharterBank’s evaluation of the acquired time deposit portfolio.
(8)	This adjustment is required because rates on Federal Home Loan Bank advances were higher than rates available on similar borrowings as of the acquisition date.
(9)	Adjustments reflect estimated qualifying acquisition costs in the transaction.

Accounting standards prohibit carrying over an allowance for loan losses for impaired loans purchased in the NCB acquisition.  On the June 26, 2009 acquisition date, the preliminary estimate of the contractually required payments receivable for all impaired loans acquired from NCB was $50,978,361, and the estimated fair value of such loans was $19,978,634.  The impaired NCB loans were valued based on the liquidation value of the underlying collateral because the timing and amount of the expected cash flows could not be reasonably estimated.  As a result, we have no accretable discount on these impaired loans.  On the acquisition date, we estimated that $24,799,782 would ultimately be collected from the Federal Deposit Insurance Corporation relating to these impaired loans in accordance with applicable loss sharing agreements.  We established an allowance for loan losses of $6,199,945 on the acquisition date relating to these impaired loans, reflected in the recorded net fair value of the impaired loans.  Our preliminary estimate on the acquisition date of the contractually required payments receivable for all non-impaired loans acquired in the NCB acquisition was $108,922,599, and the estimated fair value of the loans was $74,727,645.  We estimated on the acquisition date that $17,017,808 would ultimately be collected from the Federal Deposit Insurance Corporation under the loss sharing agreements relating to these non-impaired loans based upon their potential default in the future.  We established an allowance for loan losses of $6,814,457 on these non-impaired loans, representing our 20% loss sharing because such amounts are not expected to be collected. A non-accretable discount for the $19,065,812 portion expected to be recovered from the Federal Deposit Insurance Corporation loss sharing agreements was also reflected as a loan adjustment and within the expected Federal Deposit Insurance Corporation receivable.  In our estimate of cash flows for the non-impaired NCB loans, we also recorded an accretable discount of $10,362,689 relating to the loans that will be recognized on a level yield basis over the life of the loans because accretable yield represents cash flows expected to be collected.  We have also recorded a net Federal Deposit Insurance Corporation receivable of $49,991,245, representing Federal Deposit Insurance Corporation indemnification under the loss sharing agreements for covered loans and other real estate.  Such receivable has been discounted by $2,029,990 for the expected timing of receipt of these cash flows.

The loss sharing agreements will likely have a material impact on our cash flows and operating results in both the short term and the long term. In the short term, it is likely that a significant amount of the covered loans will become delinquent or will have inadequate collateral to repay the loans. In such instances, we will stop accruing interest on the loans, which will affect operating results, and we will likely stop recognizing receipt of payments on these loans, which will affect cash flows.  However, if a loan is subsequently charged off or written down after we exhaust our best efforts at collection, the loss sharing agreement will cover a substantial portion of the loss associated with the loans.  Management believes that it has established sufficient non-accretable discounts on covered assets representing its 20% loss sharing risk on estimated potential losses compared to their acquired contractual payment amounts.  Non-accretable discounts were also established within loans for any amounts expected to be recovered from the loss sharing agreements with the Federal Deposit Insurance Corporation because such amounts are disclosed within the Federal Deposit Corporation receivable.

The effects of the loss sharing agreements on cash flows and operating results in the long term will be similar to the short-term effects described above. The long-term effects will depend primarily on the ability of borrowers to make required payments over time. As the loss sharing agreements cover up to a 10-year period (5 years for loans other than single family residential mortgage loans), changing economic conditions will likely affect the timing of future charge-offs and the resulting reimbursements from the Federal Deposit Insurance Corporation. We believe that any recapture of interest income and recognition of cash flows from borrowers or amounts received from the Federal Deposit Insurance Corporation (as part of the Federal Deposit Insurance Corporation indemnification asset) may be recognized unevenly over this period, as we exhaust our collection efforts under our normal practices. In addition, we recorded substantial discounts related to the purchase of covered loans and assets. A portion of these discounts will be accretable to income over the term of the loss sharing agreements and will be dependent upon the timing and success of our collection efforts on the covered loans.

The former NCB franchise is currently operating under the CharterBank name.  Since the acquisition, retail customer deposits have remained stable with a 96% retention rate through September 30, 2009, which significantly exceeds the pre-acquisition planning targets. CharterBank converted operational systems at the former NCB branches in November 2009.

Expected Increase in Non-Interest Expense as a Result of the Conversion

Following the completion of the conversion, our non-interest expense is expected to increase because of the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of a stock-based incentive plan, if approved by our stockholders.

Assuming that 12,894,375 shares are sold in the offering:

(i)
the employee stock ownership plan will acquire 773,663 shares of common stock with a $7.7 million loan that is expected to be repaid over 30 years, resulting in an annual pre-tax expense of approximately $258,000 (assuming that the shares of common stock maintain a value of $10.00 per share); and

(ii)
the new stock-based incentive plan would award a number of shares equal to 4% of the shares sold in the offering, or 515,775 shares, to eligible participants, and such awards would be expensed as the awards vest.  Assuming all shares are awarded under the plan at a price of $10.00 per share, and that the awards vest over five years, the corresponding annual pre-tax expense associated with shares awarded under the plan would be approximately $1,032,000; and

(iii)
the new stock-based incentive plan would award options to purchase a number of shares equal to 10% of the shares sold in the offering, or 1,289,438 shares, to eligible participants, and such options would be expensed as the options vest.  Assuming all options are awarded under the stock-based incentive plan at a price of $10.00 per share, and that the options vest over a minimum of five years, the corresponding annual pre-tax expense associated with options awarded under the stock-based incentive plan would be approximately $142,000 (assuming a grant-date fair value of $3.13 per option, using the Black-Scholes option valuation methodology).

The actual expense that will be recorded for the employee stock ownership plan will be determined by the market value of the shares of common stock as they are released to employees over the term of the loan, and whether the loan is repaid faster than its contractual term.  Accordingly, increases in the stock price above $10.00 per share will increase the total employee stock ownership plan expense, and accelerated repayment of the loan will increase the employee stock ownership plan expense for those periods in which accelerated or larger loan repayments are made.  Further, the actual expense of the shares awarded under the stock-based incentive plan will be determined by the fair market value of the stock on the grant date, which might be greater than $10.00 per share.

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets.  They require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following are the accounting policies that we believe are critical.  For a discussion of recent accounting pronouncements, see Note 1 of the Notes to Financial Statements.

Allowance for Loan Losses.  The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that become uncollectible, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, historical loss rates, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect a borrower’s ability to repay.

Charter Financial Corporation segments its allowance for loan losses into the following four major categories: 1) specific reserves; 2) general reserves for Classified/Watch loans; 3) general reserves for loans with satisfactory ratings; and 4) an unallocated amount. Risk ratings are initially assigned in accordance with CharterBank’s loan and collection policy. An organizationally independent department reviews risk grade assignments on an ongoing basis. Management reviews current information and events regarding a borrowers’ financial condition and strengths, cash flows available for debt repayment, the related collateral supporting the loan and the effects of known and expected economic conditions. When the evaluation reflects a greater than normal risk associated with the individual loan, management classifies the loan accordingly. If the loan is determined to be impaired, management allocates a portion of the allowance for loan losses for that loan based on the fair value of the collateral as the measure for the amount of the impairment. Impaired and Classified/Watch loans are aggressively monitored. The reserves for loans rated satisfactory are further subdivided into various types of loans as defined by loan type. Charter Financial Corporation has developed specific quantitative reserve factors to apply to each individual component of the reserve and considers loan charge-off experience over the most recent two years. These quantitative reserve factors are based upon economic, market and industry conditions that are specific to Charter Financial Corporation’s local markets. These quantitative reserve factors consider, but are not limited to, national and local economic conditions, bankruptcy trends, unemployment trends, loan concentrations, dependency upon government installations and facilities, and competitive factors in the local market. These allocations for the quantitative reserve factors are included in the various individual components of the allowance for loan losses. In addition, we use some qualitative reserve factors that are subjective in nature and require considerable judgment on the part of management. However, it is management’s opinion that these items do represent uncertainties in CharterBank’s business environment that must be factored into CharterBank’s analysis of the allowance for loan losses. The unallocated component of the allowance is established for losses that specifically exist in the remainder of the portfolio, but have yet to be identified.

While management uses available information to recognize losses on loans, future additions or reductions to the allowance may be necessary based on changes in economic conditions or changes in accounting guidance on reserves. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.  During fiscal year 2009, we changed our methodology for determining the loan loss allowance to use a loan loss history of two years rather than ten years.  This change was made upon discussion with the Office of Thrift Supervision, our primary federal regulator.

Management believes that the allowance for loan losses for loans not covered by loss sharing is adequate. At September 30, 2009, Charter Financial Corporation had 94.3% of its loan portfolio secured by real estate, with one- to four-residential mortgage loans comprising 21.7% of the total loan portfolio, commercial real estate loans comprising 56.3% of the loan portfolio, and construction and development loans comprising 10.3% of the real estate loan portfolio. Charter Financial Corporation carefully monitors its commercial real estate loans since the repayment of these loans is generally dependent upon earnings from the collateral real estate or the liquidation of the real estate and is affected by national and local economic conditions. The residential category represents those loans Charter Financial Corporation chooses to maintain in its portfolio rather than selling into the secondary market. The residential loans held for sale category comprises loans that are in the process of being sold into the secondary market. The credit has been approved by the investor and the interest rate and purchase price fixed so Charter Financial Corporation takes no credit or interest rate risk with respect to these loans.

Through the FDIC assisted acquisition of the assets of NCB, we acquired an allowance for loan loss reserves of $6,814,457 for non-impaired loans covered by loss sharing agreements.  Management believes this allowance for non-impaired covered loans is adequate.

Other-Than-Temporary Impairment of Investment Securities. A decline in the market value of any available for sale security below cost that is deemed other-than-temporary results in a charge to earnings and the establishment of a new cost basis for that security.  In connection with the assessment for other than temporary impairment of investment securities, mortgage-backed securities, and collateralized mortgage obligations, management obtains fair value estimates by independent quotations, assesses current credit ratings and related trends, reviews relevant delinquency and default information, assesses expected cash flows and coverage ratios, reviews average credit score data of underlying mortgagees, and assesses other current data.  The severity and duration of an impairment and the likelihood of potential recovery of an impairment is considered along with the intent and ability to hold any impaired security to maturity or recovery of carrying value.

See “Risk Factors—We could record future losses on our securities portfolio.”

Real Estate Owned. Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned which are charged to expense. Based upon management’s evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to reflect any declines in estimated fair value. Gains recognized on the disposition of the properties are recorded in other income in the consolidated statements of income.

Mortgage Banking Activities.  As a part of normal business operations, CharterBank originates residential mortgage loans that have been pre-approved for sale to secondary investors.  The terms of the loans are set by the secondary investors, and the purchase price that the investor will pay for the loan is agreed to before CharterBank agrees to originate the loan.  Generally within three weeks after funding, the loans are transferred to the investor in accordance with the agreed-upon terms.  CharterBank records gains from the sale of these loans on the settlement date of the sale equal to the difference between the proceeds received and the carrying amount of the loan.  The gain generally represents the portion of the proceeds attributed to service release premiums received from the investors and the realization of origination fees received from borrowers that were deferred as part of the carrying amount of the loan.  Between the initial funding of the loans by CharterBank and the subsequent reimbursement by the investors, CharterBank carries the loans on its balance sheet at the lower of cost or market value.  Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.

Goodwill and Other Intangible Assets. Intangible assets include costs in excess of net assets acquired and deposit premiums recorded in connection with the acquisitions.  In accordance with accounting requirements, we test our goodwill for impairment annually during our fiscal fourth quarter or more frequently as circumstances and events may warrant. No impairment charges have been recognized through September 30, 2009.

Deferred Income Taxes. Management estimates income tax expense using the asset and liability method.  Under this method, deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the amount of assets and liabilities reported in the consolidated financial statements and their respective tax bases.  In estimating the liabilities and corresponding expense related to income taxes, management assesses the relative merits and risks of various tax positions considering statutory, judicial and regulatory guidance.  Because of the complexity of tax laws and regulations, interpretation is difficult and subject to differing judgments.   Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Management’s determination of the realization of the net deferred tax asset is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset.   Management has determined that no valuation allowances were necessary relating to the realization of its deferred tax assets.

Changes in the estimate of income tax liabilities occur periodically due to changes in actual or estimated future tax rates and projections of taxable income, interpretations of tax laws, the complexities of multi-state income tax reporting, the status of examinations being conducted by various taxing authorities and the impact of newly enacted legislation or guidance as well as income tax accounting pronouncements.

Receivable from Federal Deposit Insurance Corporation Under Loss Sharing Agreements.  Under loss sharing agreements with the Federal Deposit Insurance Corporation, we recorded a receivable from the Federal Deposit Insurance Corporation equal to 80 percent of the estimated losses in the covered loans and other real estate acquired in an Federal Deposit Insurance Corporation-assisted transaction.  The receivable was recorded at the present value of the estimated cash flows at the date of the acquisition and will be reviewed and updated prospectively as loss estimates related to covered loans and other real estate acquired through foreclosure change.  Most third party expenses on other acquired real estate and covered impaired loans are covered under the loss sharing agreements and the cash flows from the reimbursable portion are included in the estimate of cash flows.

Comparison of Financial Condition at September 30, 2009 and 2008

Assets.  Our total assets increased $135.4 million, or 16.9%, to $936.9 million at September 30, 2009 from $801.5 million at September 30, 2008.  The increase was caused primarily by our acquisition of $202.8 million of assets of Neighborhood Community Bank from the Federal Deposit Insurance Corporation, which increase was partially offset by a $71.1 million decrease in securities available for sale.

Loans.  At September 30, 2009, total loans were $561.9 million, or 59.9% of total assets.  During the year ended September 30, 2009, the total loan portfolio increased $125.2 million, or 28.7%.  The increase was caused primarily by our acquisition of $94.7 million of loans at fair value in the NCB transaction.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio at the dates indicated.

	At September 30,
	2009		2008		2007		2006		2005
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)

One- to four-family residential real estate (1)	$126,097	21.7%	$138,205	31.6%	$138,528	33.6%	$143,888	37.7%	$148,466	40.8%
Commercial real estate	270,062	46.6	222,056	50.8	181,585	44.0	158,003	41.4	150,993	41.5
Real estate construction (2)	43,965	7.6	39,563	9.0	52,040	12.6	43,655	5.0	32,163	5.2
Commercial	10,466	1.8	15,543	3.6	18,999	4.6	16,921	4.4	13,490	3.7
Consumer and other loans (3)	22,385	3.9	22,154	5.0	21,267	5.2	19,255	11.5	18,787	8.8
Covered loans (4)	106,882	18.4	—	—	—	—	—	—	—	—

Total loans	579,857	100.00%	437,521	100.00%	412,419	100.0%	381,722	100.0%	363,899	100.0%

Other items:
Net deferred loan (fees)	(857)		(804)		(852)		(909)		(931)
Allowance for loan losses-noncovered loans	(9,332)		(8,244)		(6,013)		(6,086)		(6,160)
Allowance for loan losses-covered loans (5)	(6,814)
Accretable discount (5)	(8,794)		—		—		—		—
Non-accretable discount (5)	(1,510)		—		—		—		—

Loans receivable, net	$552,550		$428,473		$405,554		$374,727		$356,808

(1)	Excludes loans held for sale of $1,123, $1,292, $921, $909 and $1,234 at September 30, 2009, 2008, 2007, 2006 and 2005, respectively.
(2)	Net of undisbursed proceeds on loans-in-process.
(3)	Includes home equity loans, lines of credit and second mortgages.
(4)	Consists of loans and commitments acquired in the NCB acquisition that are covered by a loss sharing agreement with the Federal Deposit Insurance Corporation.
(5)
See Note 7 of the Notes to Financial Statements.  There is also a $22.6 million non-accretable discount as of September 30, 2009, that is reflected in the carrying value of the loan portfolio in the table above.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at September 30, 2009.  Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

	One- to four-family residential real estate (1)		Commercial real estate(2)		Real estate Construction (3)
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due During the Years Ending September 30,
2010	$746	5.32%	$76,647	5.03%	$45,111	4.27%
2011	180	5.97	39,183	6.44	8,431	4.60
2012	188	5.35	37,726	6.09	3,985	2.96
2013 to 2014	2,583	5.92	36,405	6.32	2,228	5.85
2015 to 2019	18,326	6.02	23,342	6.50	—	—
2020 to 2024	16,405	5.77	36,997	6.63	—	—
2025 and beyond	87,669	5.87	76,226	5.55	—	—

Total	$126,097	5.53%	$326,526	5.65%	$59,755	4.32%

	Commercial (4)		Consumer and other loans (5)		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
Due During the Years Ending September 30,
2010	$7,514	4.73%	$2,909	5.98%	$132,927	5.20%
2011	5,917	6.25	1,542	6.06	55,253	6.23
2012	10,611	4.97	3,090	6.12	55,600	5.82
2013 to 2014	3,532	4.44	3,341	5.96	48,089	6.12
2015 to 2019	3,790	4.26	15,230	6.48	60,688	6.14
2020 to 2024	1,038	5.51	8,236	6.44	62,676	5.97
2025 and beyond	730	3.51	—	—	164,625	5.08

Total	$33,132	4.97%	$34,348	6.02%	$579,858	5.60%

(1)	Includes $0 of covered loans.
(2)	Includes $56,753 of covered loans.
(3)	Includes $15,789 of covered loans. Presented net of undisbursed proceeds on loans-in-progress.
(4)	Includes $22,666 of covered loans.
(5)	Includes $11,963 of covered loans.

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at September 30, 2009 that are contractually due after September 30, 2010.

	Due After September 30, 2010
	Fixed	Adjustable	Total
	(In thousands)

One- to four-family residential real estate	$34,208	$12,350	$46,558
Commercial real estate	46,447	178,146	224,593
Real estate construction	10,340	4,303	14,643
Commercial	27,737	13,609	41,346
Consumer and other loans	5,891	25,224	31,115

Total loans	$124,623	$233,632	$358,255

Investment and Mortgage Securities Portfolio. Our investment and mortgage securities portfolio decreased by $71.1 million, or 25.6%, to $206.1 million at September 30, 2009 from $277.1 million at September 30, 2008.  The decrease reflected normal amortization of mortgage-backed securities and collateralized mortgage obligations, as well as sales of securities during the year.  The proceeds from securities sold have been used to reduce borrowings, accumulated in interest-bearing deposits or invested in originated mortgage loans.  The decrease also reflected unrealized losses on certain collateralized mortgage obligations, due to liquidity risk, interest rates and other market uncertainty.  The losses reflect limited credit deterioration and the securities are not considered to be other-than-temporarily impaired because we believe there is sufficient underlying credit support from other less senior tranches to our positions in these securities.  We have further assessed the sufficiency of future cash flows in making our assessment of any potential other than temporary impairment.

We review our investment portfolio on a quarterly basis for indications of impairment.  In addition to management’s intent and ability to hold the investments to maturity or recovery of carrying value, the review for impairment includes analyzing the length of time and the extent to which the fair value has been lower than the cost, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer.  Our review of mortgage securities includes loan geography, loan to value ratios, credit scores, types of loans, loan vintage, credit ratings, loss coverage and cash flow analysis. Our investments are evaluated using our best estimate of future cash flows.  If, based on our estimate of cash flows, we determine that an adverse change has occurred, other-than-temporary impairment would be recognized for the credit loss.  At September 30, 2009, we held no securities in our investment portfolio with other-than-temporary impairment.

The following table sets forth the composition of our investment and mortgage securities portfolio at the dates indicated.  At September 30, 2009, all investment and mortgage securities were classified as available for sale.

	At September 30,
	2009		2008		2007
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)

Investment securities:
U.S. Government sponsored	$4,157	$4,435	$34,351	$34,291	$30,879	$30,785
Municipal bonds	—	—	—	—	1,001	1,007
Total investment securities	4,157	4,435	34,351	34,291	31,880	31,792

Mortgage-backed and mortgage-related securities:
Fannie Mae	53,593	53,975	95,183	94,669	87,996	85,471
Ginnie Mae	5,745	5,979	9,323	9,378	10,676	10,794
Freddie Mac	27,438	27,679	6,384	6,358	9,451	9,350
Total mortgage-backed and mortgage-related securities	86,776	87,633	110,890	110,405	108,123	105,615

Collateralized mortgage obligations:
Fannie Mae	37,302	37,706	20,786	20,055	35,370	34,003
Ginnie Mae	—-	—	998	999	997	972
Freddie Mac	19,206	19,380	28,712	28,213	33,846	33,068
Other	71,160	56,908	92,529	83,176	90,919	89,693
Total collateralized mortgage obligations	127,668	113,994	143,025	132,443	161,132	157,736

Total mortgage-backed securities and collateralized mortgage obligations	214,444	201,627	253,915	242,848	269,255	263,351

Freddie Mac common stock	—	—	—-	—	4,725	200,782

Total	$218,601	$206,062	$288,266	$277,139	$305,860	$495,925

We analyze our non-agency collateralized mortgage securities for other than temporary impairment at least monthly.  We use a multi-step approach using Bloomberg analytics considering market price, ratings, ratings changes, and underlying mortgage performance including delinquencies, foreclosures, deal structure, underlying collateral losses, prepayments, loan-to-value ratios, credit scores, and loan structure and underwriting, among other factors.  Our first test is to consider loss coverage of greater than ten times losses (assumes loss of 40% of balance and defaults of 60% on 60-day delinquencies, 70% on 90-day delinquencies, 100% on foreclosures and other real estate owned), a market price above 90 and no measurable losses in underlying mortgages.  If a bond passes two of these tests we consider it to not be other than temporarily impaired.  For bonds that do not pass the first test we project losses and yields over the life of the bond using a vector highest of the one, three, six or twelve month loss severities and default rates for one to two years and then ramp the factors down over approximately two years to a lower expected rate for the remaining life of the bond.  If a bond shows material losses or a break in yield with this methodology, we create a probable vector of loss severities and defaults.  We do not have any bonds that show a material loss or break in yield using this third test.

The following table shows issuer specific information, book value, fair value and unrealized losses for our portfolio of non-agency collateralized mortgage obligations as of September 30, 2009.

Description (Ticker) (1)(4)	Credit Ratings (2)	Geography (3)	Book Value	Market Value	Unrealized Gain (Loss)
GSR 2003-4F 1A2 (WH15)	AAA	OH 52%	$2,368,666	$2,351,455	$(17,211)
WFMBS 2003-2 A6 (WH15)	Aaa	CA 26%	458,235	457,819	(416)
AMAC 2003-10 A1 (WH15)	AA	CA 34%	2,030,512	2,044,563	14,052
MASTR 2003-8 4A1 (WH15)	AAA	CA100%	2,689,257	2,627,548	(61,708)
RFMSI 2006-S10 2A1 (WH15)	B	CA 20%	3,577,163	3,555,453	(21,711)
RFMSI 2006-S12 1A1 (WH15)	AAA	CA 15%	2,626,770	2,604,710	(22,059)
GMACM 2003-J9 A2 (WH30)	AAA	CA 31%	578,728	576,605	(2,123)
MALT 2004-1 4A1 (AltA30)	AAA	CA 40%	4,150,659	3,252,218	(898,441)
FSR 2005-2F 1A2 (WH30)	AA	CA 47%	3,314,942	3,030,225	(284,716)
CMSI 1993-14 A3 (WH30)	AAA	NY 82%	273,492	256,434	(17,059)
WFMBS 2003-F A1 (WHARM)	AAA	CA 43%	3,771,396	3,646,087	(125,309)
FHASI 2003-8-1A21 (WH30)	AAA	CA 36%	2,002,632	1,802,369	(200,263)
CMLTI 2004-HYB1 A31 (WHARM)	AAA	CA 54%	2,340,396	1,968,974	(371,423)
SARM 2004-6 3A3 (WHARM)	AAA	CA 59%	1,684,874	736,679	(948,195)
MARM 2004-7 5A1 (WHARM)	A1	CA 55%	8,139,195	7,538,523	(600,673)
MARM 2004-13 B1 (WHARM)	AA	CA 87%	7,807,844	3,205,120	(4,602,724)
MARM 2004-15 4A1 (WHARM)	Baa2	CA 49%	4,028,416	3,578,039	(450,377)
SARM 2005-15 2A2 (WHARM)	AAA	CA 26%	4,764,190	1,476,899	(3,287,291)
CWALT 2005-63 2A2 (AltAAR)	CCC	CA 22%	2,770,019	528,631	(2,241,387)
WFMBS 2006-12 A1 (WHARM)	AAA	CA 28%	4,918,531	4,866,127	(52,404)
GMACM 2003-AR1 A5 (WHARM)	AAA	CA 26%	6,863,979	6,803,648	(60,331)
Total			$71,159,894	$56,908,125	$(14,251,768)

(1)
“Ticker” indicates the nature of the underlying collateral for the security, with WH15 representing 15 year fixed rate whole loans, WH30 representing 30 year fixed rate whole loans, AltA 30 representing 30 year ALT-A loans, WHARM representing adjustable rate whole loans and ALTARM represents Alt-A adjustable rate loans.  None of the underlying loans have negative amortization.

(2)	Represents the lowest credit rating.
(3)	Represents the amount of loans in the state with the highest amount of loans collateralizing the security, as a percentage of the amount of all loans providing collateral.
(4)	The following information is provided with respect to the five securities listed in the table above with the highest unrealized losses:
MARM 2004-13 B1. There are minimal losses in the collateral securing the underlying loans.  The loans have an amortized loan to value ratio of 55.2% and FICO credit scores of 738.  The credit support (the percent of principal that subordinate tranches provide to support the credit of this tranche) has increased from the original of 0.9 to 1.75.  While this bond provides credit support to other tranches, current rates of defaults and severity of losses would have to increase for this bond to be other than temporarily impaired.
SARM 2005-15 2A2. The credit support on this bond has increased from the original of 5.506 to 6.945.  There have been no losses in the collateral for this tranche and moderate losses in collateral for tranches supporting this tranche.  Current performance does not indicate that there will be losses on this bond.  If the default and severity rates for this bond do not moderate, we will probably have other than temporary impairment on this bond in a future period.
CWALT 2005-63 2A2. The credit support on this bond has dropped from the original level of 6.25 to 4.55.  There are moderate losses in the collateral underlying this bond and delinquencies of 60 days or more are over 20%.  However, material losses on this bond are not expected if current default rates and severity continue for 12 to 15 months and then moderate over time to lower levels more consistent with longer term historical levels.
SARM 2004-6 3A3. There have been no losses in this collateral group and virtually no losses in the collateral for the overall collateral pool.  Credit support has increased from the original 6.5 to 12.84.  This bond will not show a loss unless the underlying collateral deteriorates significantly.
MALT 2004-1 4A1. There have been no losses on the collateral underlying this tranche and virtually no losses in the overall collateral pool.  Credit support has increased from the original 5.7 to 14.27.  This bond will not show a loss unless the underlying collateral default and loss severity deteriorates significantly.

Amortized loan to value is based on current loan balance and appraisal at time of origination.  Original credit support is at time of issuance of the bond and current credit support is as of November 1, 2009.

    Cash flow analysis indicates that the yields on all of the securities listed in the table are maintained.  The unrealized losses shown may relate to general market liquidity and, in the securities with the larger unrealized losses, weakness in the underlying collateral, market concerns over foreclosure levels, and geographic concentration. We consider these unrealized losses to be temporary impairment losses primarily because cash flow analysis indicates that there are continued sufficient levels of credit enhancements and credit coverage levels of less senior tranches.  The securities above are classified as available for sale and $14.2 million has been recognized as impairment through other accumulated comprehensive income. Based on the analysis performed by management as of September 30, 2009, the company deemed it probable that all contractual principal and interest payments on the above securities will be collected and therefore there is no other than temporary impairment.

Securities Portfolio Maturities and Yields. The composition and maturities of the securities portfolio at September 30, 2009 are summarized in the following table.  Maturities are based on the final contractual payment dates, and do not reflect scheduled amortization or the impact of prepayments or redemptions that may occur. There are no securities with maturities of one year or less.

	More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield

Investment securities:
U.S. Governmental sponsored	$—	—%	$4,157	4.96%	$—	—%	$4,157	$4,435	4.96%
Municipal bonds	—	—	—	—	—	—	—	—	—
Total investment securities	—	—	4,157	4.96%	—	—	4,157	4,435	4.96

Mortgage-backed securities:
Fannie Mae	—	—	2,661	4.16	50,932	3.43	53,593	53,975	3.47
Ginnie Mae	—	—	2,069	6.21	3,676	5.63	5,745	5,979	5.84
Freddie Mac	—	—	—	—	27,438	4.01	27,438	27,679	4.01
Total mortgage-backed and mortgage-related securities	—	—	4,730	5.05	82,046	3.72	86,776	87,633	3.79

Collateralized mortgage obligations:
Fannie Mae	—	—	—	—	37,302	4.15	37,302	37,706	4.15
Ginnie Mae	5,236	3.28	—	—	—	—	—	—	—
Freddie Mac	—	—	—	—	13,970	3.42	19,206	19,380	3.38
Other	—	—	—	—	71,160	4.37	71,160	56,908	4.37
Total collateralized mortgage obligations	5,236	3.28	—	—	122,432	4.15	127,668	113,994	4.11

Total	$5,236	3.28%	$8,887	5.01%	$204,478	4.01%	$218,601	$206,062	3.83%

Bank Owned Life Insurance.  We invest in bank owned life insurance to provide us with a funding source for our benefit plan obligations.  Bank owned life insurance also generally provides us non-interest income that is non-taxable.  The total cash surrender value amounts of such policies at September 30, 2009 and 2008 was $30.2 million and $28.9 million, respectively. During fiscal 2008, we invested in an additional $15.0 million of bank owned life insurance.

Deposits. At September 30, 2009, our total deposits totaled $597.6 million, of which $463.6 million were retail deposits and $132.9 million were brokered and other wholesale deposits. Funds on deposit from credit unions and brokered deposits are known as wholesale deposits. At September 30, 2008, our total deposits were $420.2 million, our retail deposits totaled $356.2 million, and our wholesale deposits totaled $63.9 million. The $107.3 million increase of in retail deposits during 2009 was primarily due to our assumption of $181.3 million of deposits in connection with the NCB acquisition.

The following tables set forth the distribution of total deposit accounts, by account type, for the periods indicated.

	For the Years Ended September 30,
	2009			2008
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)

Deposit type:
Savings accounts	$12,842	2.7%	0.25%	$11,616	2.6%	0.25%
Certificates of deposit	291,565	61.3	2.46	256,037	57.7	3.60
Money market	80,759	17.0	5.55	94,838	21.4	1.06
Demand and NOW	90,445	19.0	0.31	81,110	18.3	0.30

Total deposits	$475,806	100.0%	2.55%	$443,601	100.0%	2.37%

	For the Year Ended
	September 30, 2007
	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)

Deposit type:
Savings accounts	$12,571	3.2%	0.25%
Certificates of deposit	207,068	52.5	4.41
Money market	94,810	24.1	1.21
Demand and NOW	79,744	20.2	0.51

Total deposits	$394,193	100.0%	2.71%

The following table sets forth certificates of deposit classified by interest rate as of the dates indicated.

	At September 30,
	2009	2008	2007
	(In thousands)

Interest Rate:
Less than 2.00%	$125,167	$4,409	$222
2.00% to 2.99%	108,007	32,539	25,716
3.00% to 3.99%	85,961	104,867	13,047
4.00% to 4.99%	45,922	63,765	11,347
5.00% to 5.99%	15,675	45,093	176,927
6.00% to 6.99%	—	2	46

Total	$380,732	$250,675	$227,305

The following table sets forth, by interest rate ranges, information concerning our certificates of deposit.

	At September 30, 2009
	Period to Maturity
	Less Than or Equal to One Year	More Than One to Two Years	More Than Two to Three Years	More Than Three Years	Total	Percent of Total
	(Dollars in thousands)
Interest Rate Range:
2.99% and below	$208,409	$17,139	$6,167	$1,459	$233,174	61.24%
3.00% to 3.99%	62,450	11,397	7,817	4,297	85,961	22.58
4.00% to 4.99%	39,168	4,190	1,558	1,006	45,922	12.06
5.00% to 5.99%	8,600	4,814	2,148	113	15,675	4.12

Total	$318,627	$37,540	$17,690	$6,875	$380,732	100.0%

As of September 30, 2009, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $210.4 million.  The following table sets forth the maturity of those certificates as of September 30, 2009.

	At September 30, 2009
	Retail (1)	Wholesale (2)
	(In thousands)
Three months or less	$26,369	$44,884
Over three months through six months	33,443	36,031
Over six months through one year	26,057	12,391
Over one year to three years	21,416	8,758
Over three years	1,063	—

Total	$108,348	$102,064

(1)	Retail certificates of deposit consist of deposits held directly by customers. The weighted average interest rate for all retail certificates of deposit at September 30, 2009, was 2.81%.
(2)
Wholesale certificates of deposit include brokered deposits and deposits from other financial institutions.  The weighted average interest rate for all wholesale certificates of deposit at September 30, 2009, was 1.86%.

Borrowings.  Our borrowings consist of advances from the Federal Home Loan Bank of Atlanta.  In the past, our borrowings also have included securities sold under agreements to repurchase.  During the fiscal year ended September 30, 2009, borrowings decreased $40.0 million, or 15.0%, to $227.0 million at September 30, 2009 from $267.0 million at September 30, 2008.  Borrowings were reduced using proceeds from the sale of securities as part of our strategy to reduce wholesale funding.   This lowered our cost of funds, since our deposits generally have lower interest rates than Federal Home Loan Bank advances.

At September 30, 2009, we had access to additional Federal Home Loan Bank advances of up to $163.5 million.  However, based upon available investment and loan collateral, additional advances at September 30, 2009  would have been limited to $4.5 million.  The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank advances at the dates and for the periods indicated.

	At or For the Years Ended September 30,
	2009	2008	2007
	(Dollars in thousands)

Balance at end of year	$227,000	$267,000	$272,058
Average balance during year	$260,158	$255,740	$304,077
Maximum outstanding at any month end	$275,500	$267,000	$312,000
Weighted average interest rate at end of year	4.82%	4.65%	4.83%
Average interest rate during year	4.80%	4.79%	4.50%

The following table sets forth information concerning balances and interest rates on our securities sold under agreements to repurchase at the dates and for the periods indicated.  Approximately $47.2 million of credit is available at the Federal Reserve Bank based on loan collateral pledged.

	At or For the Years Ended September 30,
	2009	2008	2007
	(Dollars in thousands)

Balance at end of year	$—	$—	$10,058
Average balance during year	$—	$4,713	17,377
Maximum outstanding at any month end	$—	$9,935	18,598
Weighted average interest rate at end of year	—%	—%	5.19%
Average interest rate during year	—%	4.67%	5.52%

The following table sets forth information concerning balances and interest rates on our credit line at the Federal Reserve Bank at the dates and for the periods indicated.

	At or For the Years Ended September 30,
	2009	2008	2007
	(Dollars in thousands)

Balance at end of year	$—	$—	$—
Average balance during year	$100,000	$—	$—
Maximum outstanding at any month end	$10,000,000	$—	$—
Weighted average interest rate at end of year	—%	—%	—%
Average interest rate during year	0.30%	—%	—%

Equity.  Equity decreased $4.0 million, or 3.8%, to $98.3 million (or $5.33 per share) at September 30, 2009 from $102.3 million (or $5.50 per share) at September 30, 2008.  This decrease was due primarily to $1.9 million of repurchases of our common stock (which are held as treasury stock), $3.4 million in cash dividend payments during the fiscal year, and $1.4 million in unrealized losses on securities available for sale, net of tax, partially offset by $2.3 million in net income for the year ended September 30, 2009.

During the year ended September 30, 2008, equity decreased $122.8 million.  The decrease was due to a $123.7 million drop in accumulated other comprehensive income (loss) resulting from the collapse in the value of Freddie Mac common stock.  During the year ended September 30, 2008, we recognized gains of $9.6 million from sales of Freddie Mac common stock.

Average Balances and Yields

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated.  All average balances are daily average balances.  Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

		For the Year Ended September 30, 2009
	At September 30, 2009	Average Outstanding
	Yield/Rate(1)	Balance	Interest	Yield/Rate
		(Dollars in thousands)
Interest-earning assets:
Loans (2)(3):
One- to four-family residential real estate	5.25%	$133,382	$7,566	5.67%
Commercial real estate	4.75	259,050	16,888	6.52
Real estate construction	5.50	49,853	2,278	4.57
Commercial	4.75	23,243	1,139	4.90
Consumer and other loans	7.50	25,336	1,441	5.69
Total loans	5.10	490,864	29,312	5.97
Securities (3):
Mortgage-backed securities and collateralized mortgage obligations	3.93	223,851	10,700	4.78
Municipal bonds	—	—	—	—
FHLB common stock and other equity securities	—	13,572	29	0.21
Other securities	4.96	21,419	484	2.26
Total securities	3.70	258,842	11,213	4.33
Freddie Mac common stock	—	—	—	—
Interest-bearing deposits in other financial institutions	—	14,915	34	0.23
Total interest-earning assets including Freddie Mac common stock	4.62	764,621	40,559	5.30
Noninterest-earning assets		78,030
Total assets		$842,651

Interest-bearing liabilities:
Savings accounts	0.25%	$12,842	33	0.26%
Certificates of deposit	2.44	291,760	8,741	3.00
Money market accounts	0.65	80,759	935	1.16
Demand and NOW accounts	0.75	55,553	391	0.70
Total deposits	1.89	440,914	10,100	2.29
Federal Home Loan Bank Advances	4.82	260,158	12,499	4.80
Securities sold under agreements to Repurchase	—	—	—	—
Other borrowings	—	—	—	—
Total interest-bearing liabilities	2.75	701,072	22,599	3.22
Non-interest-bearing liabilities		38,864
Total liabilities		739,936
Equity		102,715
Total liabilities and equity		$842,651

Net interest income			$17,960
Net interest rate spread (4)	1.87%			2.08%
Net interest-earning assets (3)		$63,549
Net interest margin (5)	2.01%			2.35%
Average interest-earning assets to interest-bearing liabilities	105.23%	109.06%

(footnotes on following page)

	For the Years Ended September 30,
	2008			2007
	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)

Interest-earning assets:
Loans (2)(3):
One- to four-family residential real estate	$136,445	$7,994	5.86%	$140,984	$8,209	5.82%
Commercial real estate	200,863	14,944	7.44	171,879	13,609	7.92
Real estate construction	45,411	3,130	6.89	47,594	4,007	8.42
Commercial	18,585	1,182	6.36	19,317	1,322	6.84
Consumer and other loans	22,213	1,622	7.30	20,881	1,737	8.32
Total loans	423,517	28,872	6.82	400,655	28,884	7.21
Securities(3):
Mortgage-backed securities and collateralized mortgage obligations	257,462	12,210	4.74	284,543	13,788	4.85
Municipal bonds	173	7	—	880	39	—
FHLB common stock and other equity securities	13,026	670	5.14	15,107	859	5.69
Other securities	32,208	1,190	3.67	33,394	1,760	5.27
Total securities	302,869	14,070	4.65	333,924	16,446	4.93
Freddie Mac common stock	92,992	2,499	2.69	235,240	7,305	3.11
Interest-bearing deposits in other financial institutions	27,240	936	3.44	39,232	2,010	5.12
Total interest-earning assets including Freddie Mac common stock	846,618	46,377	5.48	1,009,051	54,645	5.42
Noninterest-earning assets	64,636			49,941
Total assets	$911,254			$1,058,992

Interest-bearing liabilities:
Savings accounts	$11,616	$28	0.24%	$12,571	$31	0.25%
Certificates of deposit	256,037	11,287	4.41	207,068	9,742	4.70
Money market accounts	94,838	2,644	2.79	94,810	4,495	4.74
Demand and NOW accounts	49,051	566	1.15	49,689	920	1.85
Total deposits	411,542	14,525	3.53	364,138	15,188	4.17
Federal Home Loan Bank advances	251,028	12,025	4.79	293,302	13,679	4.66
Securities sold under agreement to repurchase	4,712	219	4.65	17,377	960	5.53
Other borrowings	—	—		—	—
Total interest-bearing liabilities	667,282	26,769	4.01	674,817	29,827	4.42
Non-interest-bearing liabilities	74,842			133,210
Total liabilities	742,124			808,027
Equity	169,130			250,965
Total liabilities and equity	$911,254			$1,058,992

Net interest income		$19,608			$24,818
Net interest rate spread (4)			1.47%			1.00%
Net interest-earning assets (5)	$179,336			$334,234
Net interest margin (6)			2.32%			2.46%
Average of interest-earning assets to interest-bearing liabilities	126.88%			149.30%

(1)	Includes net loan fees deferred and accreted pursuant to accounting requirements.
(2)	Interest income on loans is interest income as recorded in the income statement and, therefore, does not include interest income on non-accrual loans.
(3)	Tax exempt or tax-advantaged securities and loans are shown at their contractual yields and are not shown at a tax equivalent yield.
(4)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.
(5)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(6)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the fiscal years indicated.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the prior columns.  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Year Ended September 30, 2009 Compared to Year Ended September 30, 2008 Increase/(Decrease)				Year Ended September 30, 2008 Compared to Year Ended September 30, 2007 Increase/(Decrease)

	Due to				Due to
	Volume	Rate	Combined	Net	Volume	Rate	Combined	Net
	(In thousands)
Interest-earning assets:
Interest-bearing deposits in other financial institutions	$(424)	$(874)	$395	$(902)	$(614)	$(662)	$202	$(1,074)
FHLB common stock and other equity securities	28	(642)	(27)	(641)	(124)	(122)	17	(229)
Mortgage-backed securities and collateralized mortgage obligations available for sale	(1,594)	97	(13)	(1,510)	(1,312)	(294)	28	(1,578)
Other investment securities available for sale	(403)	(458)	155	(706)	(97)	(500)	28	(570)
Loans receivable	4,591	(3,582)	(570)	440	1,648	(1,571)	(90)	12
Total interest-earning assets	2,199	(5,459)	(59)	(3,319)	(500)	(3,149)	185	(3,463)

Freddie Mac common stock(1)	(2,499)	—	—	(2,499)	(44)	(4,757)	(5)	(4,806)
Total interest-earning assets and Freddie Mac common stock	$(300)	$(5,459)	$(59)	$(5,818)	$(544)	$(7,906)	$180	$(8,269)

Interest-bearing liabilities:
NOW accounts	$75	$(221)	$(29)	$(175)	$(12)	$(347)	$4	$(354)
Savings accounts	3	2	—	5	(2)	(1)	—	(3)
Money market deposit accounts	(393)	(1,546)	230	(1,709)	1	(1,842)	(1)	(1,851)
Certificates of Deposit	1,575	(3,616)	(505)	(2,546)	2,304	(613)	(145)	1,546

Total interest-bearing deposits	1,260	(5,381)	(304)	(4,425)	2,291	(2,812)	(141)	(662)
Borrowed funds	212	42	1	254	(2,589)	237	(42)	(2,394)
Total interest-bearing liabilities	$1,472	$(5,339)	$(303)	$(4,171)	$(298)	$(2,575)	$(183)	$(3,056)

Change in net interest income including Freddie Mac common stock	$(1,772)	$(120)	$245	$(1,647)	$(246)	$(5,330)	$363	$(5,213)

(1)	The entire decrease in income from Freddie Mac common stock from fiscal 2008 to 2009 has been attributed to volume as all remaining shares were sold prior to the end of fiscal 2008.

Comparison of Operating Results for the Years Ended September 30, 2009 and 2008

General. Net income decreased $8.2 million, or 78.1%, to $2.3 million for the year ended September 30, 2009 from $10.5 million for the year ended September 30, 2008. The decrease was due to a $7.2 million decrease in noninterest income and a $2.3 million increase in noninterest expense, as well as a $1.6 million decrease in net interest income.

Interest and Dividend Income. Total interest and dividend income decreased $5.8 million, or 12.5%, to $40.6 million for the year ended September 30, 2009 from $46.4 million for the year ended September 30, 2008.  Interest on loans increased $439,000, or 1.5%, to $29.3 million, as a result of a $67.4 million increase in the average balance of loans receivable to $490.7 million from $423.5 million which more than offset the 74 basis point decrease in the average yield on loans reflecting the generally lower interest rate environment.  The net increase in loans receivable was entirely due to the acquisition of $96.3 million of loans in the NCB acquisition.  The increase in interest on loans also reflected a substantial increase in the average balance of commercial real estate loans to $259.1 million for the year ended September 30, 2009 from $200.9 million for the year ended September 30, 2008.  The increase in commercial real estate loans resulted primarily from the acquisition of $56.8 million of commercial real estate loans in the NCB acquisition as well as our continued emphasis on the origination of these higher-yielding loans for our loan portfolio.

Interest and dividend income on securities decreased $2.9 million, or 20.3%, to $11.2 million for the year ended September 30, 2009 from $14.1 million for the year ended September 30, 2008. The decrease reflected a $44.0 million, or 14.5%, decrease in the average balance of securities to $258.8 million for the year ended September 30, 2009 from $302.9 million for the year ended September 30, 2008, as well as a 32 basis point decrease in the average yield on securities in the generally lower market interest rate environment.  The decrease in average balance of securities resulted from the sale of securities to generate liquidity for the prepayment of Federal Home Loan Bank advances.  Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $1.5 million to $10.7 million for the year ended September 30, 2009 from $12.2 million for the year ended September 30, 2008, reflecting a decrease in the average balance of such securities to $223.9 million from $257.5 million, as cash from the normal amortization of such securities and from the proceeds of sales of such securities during the year were used to originate new mortgage loans.

Interest and dividend income on Federal Home Loan Bank of Atlanta common stock and other equity securities decreased to $29,000 for the year ended September 30, 2009 from $670,000 for the year ended September 30, 2008, reflecting a reduction in dividends paid by the Federal Home Loan Bank of Atlanta beginning in the third quarter of calendar year 2008.  Interest and dividend income on Freddie Mac common stock was reduced to zero for the year ended September 30, 2009 from $2.5 million for the year ended September 30, 2008, reflecting both the sale of all of our remaining investment in Freddie Mac common stock during 2008 and Freddie Mac’s termination of dividends following its being placed into conservatorship in September 2008.

Interest Expense. Total interest expense decreased $4.2 million, or 15.6%, to $22.6 million for the year ended September 30, 2009 from $26.8 million for the year ended September 30, 2008.  The decrease was due to a 79 basis point decrease in the average cost of interest-bearing liabilities to 3.22% from 4.01%, reflecting declining market interest rates, which more than offset the $33.8 million, or 5.1%, increase in the average balance of interest-bearing liabilities to $701.1 million for the year ended September 30, 2009 from $667.3 million for the year ended September 30, 2008.

Interest expense on deposits decreased $4.4 million, or 30.5%, to $10.1 million for the year ended September 30, 2009 from $14.5 million for the prior fiscal year. The decrease was due to a 124 basis point decrease in the average cost of interest-bearing deposits to 2.29% from 3.53%, partially offset by a $29.4 million, or 7.1%, increase in the average balance of interest bearing deposits resulting from the assumption of approximately $181.3 million of deposits of NCB in June 2009.  The decrease in the average cost of deposits was largely due to lower market interest rates, a higher proportion of low cost short term brokered deposits and the assumption of the NCB deposits, and the immediate retirement of the wholesale portion of the NCB deposits using cash received in the NCB transaction.  Interest expense on certificates of deposit decreased $2.2 million to $9.1 million for the year ended September 30, 2009 from $11.3 million for the prior fiscal year, as the average cost of these deposits decreased 141 basis points to 3.00% from 4.41% in the lower market interest rate environment, which more than offset the $35.7 million, or 14.0%, increase in the average balance of such deposits. Interest expense on Federal Home Loan Bank advances increased $474,000, or 3.9%, to $12.5 million for the year ended September 30, 2009 from $12.0 million for the year ended September 30, 2008, as the average balance of such advances increased $9.1 million, or 3.6%, and the average cost increased slightly by one basis point. A Federal Home Loan Bank advance in the amount of $25.0 million with a rate of 6.22% was prepaid in September 2009, which will result in reduced interest expense in future periods.  This prepayment was funded through the sale of securities which had a yield of approximately 90 basis points.

Net Interest Income. Net interest income decreased $1.6 million, or 8.4%, to $18.0 million for the year ended September 30, 2009 from $19.6 million for the year ended September 30, 2008. The decrease reflected the decline in net interest earning assets, primarily Freddie Mac common stock, to $63.5 million for the year ended September 30, 2009 from $179.3 million for the year ended September 30, 2008, partially offset by a 61 basis point increase in our net interest rate spread to 2.08% in 2009 from 1.47% in 2008.  Net interest margin increased 3 basis points to 2.35% from 2.32% in 2008.  The acquisition of loans and deposits of NCB improved the net interest margin and spread in the quarter ending September 30, 2009.

Our net interest margin and net interest spread have historically been low compared to industry standards primarily due to our wholesale investment strategy.  Our assets include a high proportion of securities with rates lower than those that would typically be earned on whole loans.  Our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. Generally each of these factors lowers our net interest margin and net interest spread.  Our wholesale investment strategy, including our investment in Freddie Mac stock, historically resulted in increases in net interest income and a more efficient use of our capital.  However, we intend to place more emphasis on retail banking in the future.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, trends in nonperforming loans and delinquency rates, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, peer group information and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events occur.  Management reviews the level of the allowance on a quarterly basis, and establishes the provision for loan losses based on these factors.  Our current business plan calls for increases in commercial real estate, residential construction and commercial business lending.  As management evaluates the allowance for loan losses, the increased risk associated with larger commercial real estate and commercial business loans may result in larger additions to the allowance for loan losses in future periods.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary, based on estimates that are susceptible to change as a result of changes in economic conditions and other factors.  In addition, the Office of Thrift Supervision, as an integral part of its examination process, will periodically review our allowance for loan losses.  The Office of Thrift Supervision may require us to make adjustments to the allowance, based on its evaluation of available information to it at the time of its examination.

During fiscal year 2009, upon discussion with the Office of Thrift Supervision, we changed our loan loss allowance methodology to use a loan loss history of two years rather than ten years.  This change resulted in a significant increase in the allowance allocated to commercial real estate loans and contributed to an increase in the provision for loan losses in fiscal year 2009.

The provision for loan losses for the year ended September 30, 2009 was $4.6 million, compared to a provision of $3.3 million for the year ended September 30, 2008, reflecting net charge-offs of $3.5 million for the year ended September 30, 2009, compared to $1.0 million for the year ended September 30, 2008, as the severe economic recession continued in our market area in 2009.  The change in our methodology for determining our loan loss allowance described above also contributed to the increased provision.  The allowance for loan losses for non-covered loans was $9.3 million, or 1.98% of total non-covered loans, at September 30, 2009.  In connection with the NCB acquisition, we acquired a $6.8 million allowance for loan losses on non-impaired loans covered under loss sharing agreements.

Noninterest Income.  Noninterest income decreased $7.2 million, or 43.9%, to $11.8 million for the year ended September 30, 2009 from $19.0 million for the year ended September 30, 2008. The decrease was primarily due to a $9.6 million gain on sale of Freddie Mac stock in fiscal year 2008 and $1.7 million in gains related to our covered call sale program on Freddie Mac stock in fiscal year 2008, neither of which recurred in fiscal year 2009.  These items were partially offset by a net gain on sale of mortgage-related securities of $2.2 million and a $2.1 million gain on sale of real estate during fiscal year 2009.

Noninterest Expense. Total noninterest expense increased $2.3 million, or 11.3%, to $22.6 million for the year ended September 30, 2009 from $20.3 million for the year ended September 30, 2008. The increase was due primarily to increases of: $1.1 million, or 313.7%, in federal deposit insurance premiums and other regulatory fees; $782,000 in the net cost of operations of real estate owned, reflecting higher foreclosures in fiscal year 2009; $184,000, or 4.9%, in occupancy costs from our acquisition of NCB; $319,000, or 47.7%, in legal and professional fees, reflecting foreclosure efforts and litigation costs; and $1.4 million in penalties on the prepayment of a Federal Home Loan Bank advance.  These increases were partially offset by a $1.4 million, or 12.1%, decrease in salaries and employee benefits as a result of significantly reduced incentive compensation accruals.  Noninterest expenses are expected to increase in fiscal 2010 with a full year of expenses related to the NCB acquisition compared to only three months of such expenses in fiscal 2009.

Income Taxes. Income taxes decreased to $306,000 for the year ended September 30, 2009  from $4.5 million for the year ended September 30, 2008, reflecting a decrease in income before income taxes to $2.6 million from $15.0 million. Our effective tax rate was 11.7% in fiscal year 2009 and 29.9% in fiscal 2008.  The decline in the effective tax rate in 2009 relates to an increased relative level of tax exempt interest to earnings before taxes in 2009.

Comparison of Operating Results for the Years Ended September 30, 2008 and 2007

General. Net income decreased $40.4 million to $10.5 million for the year ended September 30, 2008 from $50.9 million for the year ended September 30, 2007.  During fiscal year 2007, we recognized a $69.4 million gain on the sale of Freddie Mac stock compared to a $9.6 million gain on sales of such stock in fiscal year 2008.  In addition, net interest income decreased by $5.2 million, or 21.0%, in fiscal year 2008 compared to fiscal year 2007. These decreases were partially offset by a $1.6 million, or 7.5%, decrease in noninterest expense in fiscal year 2008 compared to fiscal year 2007, and a $24.4 million, or 84.4%, decrease in income tax expense in fiscal year 2008 compared to fiscal year 2007 due to the decrease in pre-tax income.

Interest and Dividend Income. Interest and dividend income decreased $8.3 million, or 15.2%, to $46.4 million for the year ended September 30, 2008 from $54.7 million for the year ended September 30, 2007.  Interest on loans was essentially unchanged at $28.9 million for the year ended September 30, 2008 compared to the year ended September 30, 2007, as a $22.9 million, or 5.7%, increase in the average balance of loans receivable was offset by a 39 basis point decrease in the average yield on such loans to 6.82% for the year ended September 30, 2008 from 7.21% for the year ended September 30, 2007, reflecting the generally lower interest rate environment. Interest and dividend income on securities decreased $2.4 million, or 14.4%, to $14.1 million for the year ended September 30, 2008 from $16.4 million for the year ended September 30, 2007. The decrease reflected a $31.1 million, or 9.3%, decrease in the average balance of such securities to $302.9 million for the year ended September 30, 2008 from $333.9 million for the year ended September 30, 2007, as well as a decrease in the average yield on such securities to 4.65% from 4.93% in the generally lower interest rate environment.  Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $1.6 million to $12.2 million for the year ended September 30, 2008 from $13.8 million for the year ended September 30, 2007, reflecting a decrease in the average balance of such securities to $257.5 million from $284.5 million, as cash received from the normal amortization or such securities and proceeds of sales of such securities were used to originate mortgage loans.  Interest and dividend income on Freddie Mac common stock decreased to $2.5 million for the year ended September 30, 2008 from $7.3 million for the year ended September 30, 2007, reflecting our sale of $70.6 million of Freddie Mac common stock during 2007 and lower dividends on such common stock.

Interest Expense. Interest expense decreased $3.0 million, or 10.0%, to $26.8 million for the year ended September 30, 2008 from $29.8 million for the year ended September 30, 2007.  The decrease was due to a 41 basis point decrease in the average cost of interest-bearing liabilities to 4.01% from 4.42%, reflecting declining market interest rates, as well as a $7.5 million, or 1.1%, decrease in the average balance of interest-bearing liabilities to $667.3 million for the year ended September 30, 2008 from $674.8 million for the year ended September 30, 2007.

Interest expense on deposits decreased $629,000, or 4.2%, to $14.5 million for the year ended September 30, 2008 from $15.2 million for the prior fiscal year. The decrease was due to a 63 basis point decrease in the average cost of interest-bearing deposits to 3.53% from 4.16%, which was partially offset by a $47.4 million, or 13.0%, increase in the average balance of interest bearing deposits as a result of management’s decision to maintain higher balances for liquidity purposes.  Interest expense on certificates of deposit increased $1.6 million to $11.3 million for the year ended September 30, 2008 from $9.7 million for the prior fiscal year, as the 28 basis points decrease in the average cost of these deposits to 4.41% from 4.69%, was more than offset by the $49.0 million, or 23.6%, increase in the average balance of such deposits. Interest expense on Federal Home Loan Bank advances decreased $1.7 million, or 12.1%, to $12.0 million for the year ended September 30, 2008 from $13.7 million for the year ended September 30, 2007, as the average balance of such advances decreased $57.7 million, or 19.7%.

Net Interest Income. Net interest income decreased $5.2 million, or 21.0%, to $19.6 million for the year ended September 30, 2008 from $24.9 million for the year ended September 30, 2007. The decrease reflected the decrease in net interest margin to 2.32% from 2.46% and an increase in net interest rate spread to 1.47% for the year ended September 30, 2008 from 0.99% for the year ended September 30, 2007.

Provision for Loan Losses and Asset Quality. The provision for loan losses was $3.3 million for the year ended September 30, 2008 compared to no provision recorded for the year ended September 30, 2007. We recorded net charge-offs of $1.0 million for the year ended September 30, 2008 compared to $73,000 for the year ended September 30, 2007. The increased provision in 2008 related to increased levels of nonperforming loans.  The allowance for loan losses was $8.2 million, or 1.89% of total loans, at September 30, 2008.

Noninterest Income.  Noninterest income decreased to $19.0 million for the year ended September 30, 2008 from $76.9 million in the prior year. We recognized a $69.5 million gain on sale of Freddie Mac common stock in fiscal year 2007, compared to a $9.6 million gain on the sale of Freddie Mac stock in fiscal year 2008.  Partially offsetting this decrease was $1.7 million in gains related to our covered call sale program on Freddie Mac common stock in fiscal year 2008, compared to $369,000 of such gains in fiscal year 2007.

Noninterest Expense. Total noninterest expense decreased $1.6 million, or 7.5%, to $20.3 million for the year ended September 30, 2008 from $21.9 million for the prior year. The decrease reflected a decrease of $2.4 million, or 17.2%, in salaries and employee benefits, partially offset by increases of $240,000 in legal and professional fees, $256,000 in occupancy, and $244,000 in other expenses.

Income Taxes. Income taxes decreased from $28.9 million for the year ended September 30, 2008 to $4.5 million for the year ended September 30, 2007. The decrease in income tax expense was due to the decrease in pre-tax income in fiscal year 2008 compared to fiscal 2007. The effective tax rate was 29.9% in 2008, and 36.2% in 2007.  The decrease in the effective tax rate in fiscal year 2008 relates to the increased investment in bank-owned life insurance.

Asset Quality

Delinquent Loans and Foreclosed Assets. Our policies require that management continuously monitor the status of the loan portfolio and report to the Loan Committee of the Board of Directors on a monthly basis. These reports include information on delinquent loans and foreclosed real estate, and our actions and plans to cure the delinquent status of the loans and to dispose of the foreclosed property. The Loan Committee approves action plans on all loans that are 90 days or more delinquent. The Loan Committee consists of three outside directors, and one director who is also a member of management. Two of the outside directors, one of whom is the chairman, are permanent members of the committee. The third committee membership alternates between two other outside directors.

We generally stop accruing interest income when  we consider the timely collectibility of interest or principal to be doubtful.  We generally stop accruing for loans that are 90 days or more past due unless the loan is well secured and we determine that the ultimate collection of all principal and interest is not in doubt. When we designate loans as nonaccrual, we reverse all outstanding interest that we had previously credited. If we receive a payment on a nonaccrual loan, we may recognize a portion of that payment as interest income if we determine that the ultimate collectibility of principal is no longer in doubt. However, such loans may remain on nonaccrual status until a regular pattern of timely payments is established.

Impaired loans are individually assessed to determine whether the carrying value exceeds the fair value of the collateral or the present value of the expected cash flows to be received. Smaller balance homogeneous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for impairment.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until such time as it is sold.  When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at the lower of the related loan balance or its fair value as determined by an appraisal, less estimated costs of disposal.  If the value of the property is less than the loan, less any related specific loan loss reserve allocations, the difference is charged against the allowance for loan losses.  Any subsequent write-down of real estate owned or loss at the time of disposition is charged against earnings.

As of September 30, 2009, our nonperforming covered and non-covered assets totaled $48.5 million and consisted of $33.1 million of non-accruing loans, $213,000 of loans 90 days or more delinquent and still accruing, and other real estate owned of $15.4 million.  The increase in non-performing assets to $48.5 million at September 30, 2009 from $13.5 million at September 30, 2008, resulted primarily from the NCB acquisition.  The purchased loans and  commitments (“covered loans”) and other real estate owned (“covered other real estate”) are covered by loss sharing agreements between the Federal Deposit Insurance Corporation and CharterBank.  Under these agreements, the Federal Deposit Insurance Corporation will assume 80% of losses and share 80% of loss recoveries on the first $82.0 million of losses and 95% of losses and share 95% of loss recoveries on losses that exceed that amount.

Management is actively working to resolve the nonperforming assets and classified assets resulting from the NCB acquisition, including the following:

■
Establishing a loan resolution group to manage the distressed NCB loan portfolio.  Our four employee resolution group is headed by an experienced banker who has served as our senior loan administrator and most recently as president of the LaGrange region.

■
Retaining NCB’s senior loan administrator and two loan officers to assist our resolution group in working out of the problem NCB assets as quickly as possible, while minimizing the resolution costs to both CharterBank and the Federal Deposit Insurance Corporation.

■
Reviewing all nonperforming loans with counsel to develop a foreclosure strategy.  As of September 30, 2009, a total of $4.4 million of delinquent NCB loans, with $10.8 million of contractual payments due at the time of the NCB acquisition, had been foreclosed, and NCB loans with $36.1 million of contractual payments due at the time of the NCB acquisition had been charged off.  Through September 30, 2009, the Company received $23.7 million from the Federal Deposit Insurance Corporation for reimbursements associated with loss sharing agreements and an additional $4.1 million has been submitted for reimbursement subsequent to that date.

We are also reviewing the performing NCB loan portfolio with the objective of aggressively classifying all loans appropriately so that resolution plans can be established so that delinquent assets can be returned to performing status.

Non-Performing Assets.  The table below sets forth the amounts and categories of our non-performing assets at the dates indicated.  For all of the dates indicated, we did not have any material restructured loans within the meaning of Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”

	At September 30,
	2009		2008	2007	2006	2005
	(Dollars in thousands)
	Covered	Non-covered
Non-accrual loans:
One- to four-family residential real estate	$—	$2,532	$2,027	$901	$1,209	$2,128
Commercial real estate	3,831	3,787	7,548	4,588	1,497	1,715
Real estate construction	3,098	—	—	1,595	—
Commercial	17,447	5,583	145	48	109	208
Consumer and other loans	1,007	116	103	62	21	24
Total non-accrual loans	25,383	13,100	10,771	7,194	2,836	4,075

Loans delinquent 90 days or greater and still accruing:
One- to four-family residential real estate	—	181	—	260	—	—
Commercial real estate	—	—	—	489	340	81
Real estate construction	—	—	—	—	—	—
Commercial	—	—	—	—	52	52
Consumer and other loans	—	32	—	14	—	—
Total loans delinquent 90 days or greater and still accruing	—	213	—	763	392	133

Total non-performing loans	25,383	13,313	10,771	7,957	3,228	4,208

Real estate owned:
One- to four-family residential real estate	4,804	1,683	788	134	279	273
Commercial real estate	5,877	3,095	1,892	46	181	847
Real estate construction	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer and other loans	—	—	—	—	—	—
Total real estate owned	10,681	4,778	2,680	180	460	1,120

Less:
FDIC receivable – non-accretable discount (1)	4,324	—	—	—	—	—
Non-accretable credit risk discount (1)	1,081	—	—	—	—	—

Total non-performing assets	$31,979	$18,091	$13,451	$8,137	$3,688	$5,328

Ratios:
Non-performing loans as a percentage of total non-covered loans	N/M	2.77%	2.46%	1.93%	0.74%	1.12%
Non-performing assets as a percentage of total non-covered assets	N/M	2.16%	1.68%	0.80%	0.30%	0.49%

N/M – Not meaningful.
(1) See Note 7 to the Notes to Financial Statements for a discussion of the FDIC receivable.

For the year ended September 30, 2009, gross interest income that would have been recorded had our non-accruing non-covered loans been current in accordance with their original terms was $683,036.  Interest income recognized on such loans for the year ended September 30, 2009 was $146,658.

At September 30, 2009, we had two non-covered nonaccrual loans with balances exceeding $1 million, including a participation in a townhouse construction loan in Atlanta with a balance of approximately $4.3 million, and a $1.5 million loan collateralized by the real estate for a restaurant franchise in Montgomery, Alabama.  Construction of the Atlanta townhouses has been completed, with approximately one fourth of the units sold, one fourth of the units leased, and the remaining units vacant. We have allocated a specific provision of $614,250 for this loan based on fair value estimates.  The Montgomery, Alabama restaurant is operating and the borrower is in bankruptcy.  The Small Business Administration has a second lien position on this real estate.  No specific provision has been established for this loan because we believe the loan is sufficiently collateralized.

Delinquent Loans. The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

	Loans Delinquent For
	30-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At September 30, 2009
Non-covered Loans:
One- to four-family residential real estate	15	$2,631	3	$181	18	$2,812
Commercial real estate	15	4,296	—	—	15	4,296
Real estate construction	—	—	—	—	—	—
Commercial	2	190	—	—	2	190
Consumer and other loans	20	109	2	32	20	141
Total non-covered loans	52	$7,226	5	$213	$57	$7,439

Covered Loans:
One- to four-family residential real estate	—	$—	—	$—	—	$—
Commercial real estate	—	—	—	—	—	—
Real estate construction	1	86	—	—	1	86
Commercial	17	695	—	—	17	695
Consumer and other loans	16	330	—	—	16	330
Total covered loans	34	$1,111	—	$—	34	$1,111

Total loans	86	$8,337	5	$213	91	$8,550

	Loans Delinquent For
	30-89 Days	90 Days and Over	Total
At September 30, 2008
One- to four-family residential real estate	$1,029	$—	$1,029
Commercial real estate	1,564	—	1,564
Real estate construction	376	—	376
Commercial	318	—	318
Consumer and other loans	144	—	144

Total loans	$3,431	$—	$3,431

At September 30, 2007
One- to four-family residential real estate	$921	$260	$1,181
Commercial real estate	1,380	489	1,869
Real estate construction	595	—	595
Commercial	413	—	413
Consumer and other loans	240	14	254

Total loans	$3,549	$762	$4,311

At September 30, 2006
One- to four-family residential real estate	$466	$—	$466
Commercial real estate	945	340	1,285
Real estate construction	—	—	—
Commercial	147	52	199
Consumer and other loans	114	—	114

Total loans	$1,672	$392	$2,064

At September 30, 2005
One- to four-family residential real estate	$1,216	$—	$1,216
Commercial real estate	2,354	81	2,435
Real estate construction	36	—	36
Commercial	122	52	174
Consumer and other loans	115	—	115

Total loans	$3,843	$133	$3,976

Classification of Assets.  Our policies, consistent with regulatory guidelines, provide for the classification of loans considered to be of lesser quality as “substandard,” “doubtful,” or “loss” assets.  An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any.  “Substandard” assets include those characterized by the “distinct possibility” that the savings institution will sustain “some loss” if the deficiencies are not corrected.  Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as “loss” are those considered “uncollectible” so that their continuance as assets without the establishment of a specific loss reserve is not warranted.  Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated “special mention.”  At September 30, 2009, we had non-covered loans with an aggregate principal balance of $12.4 million, and no covered loans, designated as special mention.

We regularly review our asset portfolio to determine whether any assets require classification in accordance with applicable regulations.  Our largest classified assets generally are also our largest nonperforming assets.  We regularly monitor the value of underlying collateral on classified and nonperforming loans.  This monitoring involves physical site inspection, consultation with real estate professionals, our knowledge of our markets, and assessing appraisal trends.

The following table sets forth the aggregate amount of our classified assets at the dates indicated.  Classified assets as of September 30, 2009 have been divided into those assets that were acquired in connection with the NCB transaction and are covered under the loan loss sharing agreement with the Federal Deposit Insurance Corporation, and those assets that are not covered by the loan loss sharing agreement.

	At September 30,
	2009			2008
	Covered	Non-covered
	(Dollars in thousands)

Substandard assets	$41,621	$30,609	(1)	$21,305
Doubtful assets	725	1,968		1,857
Loss assets	—	—		—
Total classified assets	$42,346	$32,577		$23,162

(1) Includes $16.5 million of private label collateralized mortgage obligations.

Allowance for Loan Losses. The allowance for loan losses represents a reserve for probable loan losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans with particular emphasis on impaired, non-accruing, past due and other loans that management believes require special attention. The determination of the allowance for loan losses is considered a critical accounting policy.

Additions to the allowance for loan losses are made periodically to maintain the allowance at an appropriate level based on management’s analysis of loss inherent in the loan portfolio. The amount of the provision for loan losses is determined by an evaluation of the level of loans outstanding, loss risk as determined based on a loan grading system, the level of non-performing loans, historical loss experience, delinquency trends, the amount of losses charged to the allowance in a given period, and an assessment of economic conditions. Management believes the current allowance for loan losses is adequate based on its analysis of the losses in the portfolio.

Our allowance for loan loss methodology is a loan classification-based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. Conforming one- to four-family residential mortgage loans are reserved at lower percentages than other loans. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics, including loan to value, credit score, debt coverage, collateral, and capacity to service debt.  Reserve percentages are also adjusted based upon our estimate of the effect that the current economic environment will have on each type of loan.

During fiscal 2009, we changed our methodology for determining the loan loss allowance to use a loan loss history of two years rather than ten years.  This change, which was made upon discussion with the Office of Thrift Supervision, our primary federal regulator, resulted in a significant increase in the allowance allocated for commercial real estate loans and contributed to an increase in the provision for loan losses in fiscal 2009.  Charge-offs, which were primarily partial charge-offs, increased as it became more likely that reductions in collateral values will continue for some time.  Economic conditions and other factors affecting borrowers’ ability to repay are used to adjust the historical loss factor for each loan category to determine the overall allowance level for each loan category.  These factors are reviewed each quarter and adjusted as appropriate.  The factors for determining specific allowances for classified loans are a multiple of the reserve factor for non-classified loans.  Impaired loans are specifically evaluated for required allowances generally based on an assessment of the underlying fair value of the collateral.

We have no loans for which there is known information about possible credit problems of borrowers that causes management to have serious doubts about their ability to comply with present loan repayment terms that are not currently disclosed as non-accrual, past due, underperforming or restructured.

The following table sets forth activity in our allowance for loan losses for the periods indicated. Loans covered by the loss sharing agreement with the Federal Deposit Insurance Corporation are excluded from the table.  An allowance for loan losses on non-impaired covered loans has been established in the amount of $6.8 million.  No allowance has been established for impaired covered loans because it is not expected that there will be any losses on such loans that are not covered by the non-accretable portion of the discount established in the NCB acquisition.  Amounts expected to be recovered from the Federal Deposit Insurance Corporation under loss sharing agreements are separately disclosed as the Federal Deposit Insurance Corporation receivable.

	At or For the Years Ended September 30,
	2009	2008	2007	2006	2005

Balance at beginning of period	$8,244	$6,013	$6,086	$6,160	$6,623

Charge-offs:
One- to four-family residential real estate	(648)	(348)	(107)	(180)	(57)
Commercial real estate	(2,961)	(42)	(17)	—	(222)
Real estate construction	(31)	(424)	—	—	(319)
Commercial	(119)	(136)	(40)	—
Consumer and other loans	(55)	(97)	(28)	(62)	(61)
Total charge-offs	(3,814)	(1,047)	(192)	(242)	(659)

Recoveries:
One- to four-family residential real estate	41	1	30	33	18
Commercial real estate	300	—	—	—	—
Real estate construction	—	—	—	—	—
Commercial	2	11	56	65	24
Consumer and other loans	9	16	33	70	79
Total recoveries	352	28	117	168	121

Net (charge-offs) recoveries	(3,462)	(1,019)	(75)	(74)	(538)
Provision (recovery to allowance) for loan losses	4,550	3,250	—	—	75

Balance at end of year	$9,332	$8,244	$6,013	$6,086	$6,160

Ratios:
Net (charge-offs) recoveries as a percentage of average non-covered loans outstanding	(0.71)%	(0.24)%	(0.02)%	(0.02)%	(0.16)%
Allowance for loan losses as a percentage of non-covered non-performing loans at year end	70.1%	77.0%	76.0%	187%	146%
Allowance for loan losses as a percentage of total non-covered loans receivable at year end (1)	1.98%	1.89%	1.48%	1.60%	1.69%

(1) Does not include loans held for sale or deferred fees.

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. Loans covered by the loss sharing agreement with the Federal Deposit Insurance Corporation are excluded from the table. An unallocated allowance is generally maintained in a range of 4% to 10% of the total allowance in recognition of the imprecision of the estimates.  In times of greater economic downturn and uncertainty, the higher end of this range is provided.  Increased allocations in the commercial real estate and real estate construction portfolios reflect increased nonperforming loans, declining real estate values and increased net charge-offs.  The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At September 30,
	2009		2008		2007
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

One- to four-family residential real estate	$451	26.6%	$563	31.6%	$1,077	33.6%
Commercial real estate	5,540	57.1	4,823	50.8	2,212	44.0
Real estate construction	2,157	9.3	1,439	9.0	1,099	12.6
Commercial	99	2.2	267	3.6	551	4.6
Consumer and other loans	117	4.8	202	5.0	632	5.2
Total allocated allowance	8,364		7,294		5,571
Unallocated	968	—	950	—	441	—
Total	$9,332	100.0%	$8,244	100.0%	$6,012	100.0%

	At September 30,
	2006		2005
	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

One- to four-family residential real estate	$838	37.7%	$1,042	40.8%
Commercial real estate	2,506	41.4	2,711	41.5
Real estate construction	578	5.0	574	5.2
Commercial	512	4.4	403	3.7
Consumer and other loans	1,077	11.5	863	8.8
Total allocated allowance	5,511		5,593
Unallocated	575	—	567	—
Total	$6,086	100.0%	$6,160	100.0%

Management of Market Risk

As a financial institution, we face risk from interest rate volatility. Fluctuations in interest rates both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates also affect the market value of all interest-earning assets.

The primary goal of our interest rate risk management strategy is to maximize net interest income while maintaining an acceptable interest rate risk profile. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, portfolio equity and net interest income remain within an acceptable range.

 Our lending activities have emphasized one- to four-family and commercial real estate loans. Our sources of funds include retail deposits, Federal Home Loan Bank advances, repurchase agreements and wholesale deposits.  We employ several strategies to manage the interest rate risk inherent in our mix of assets and liabilities, including:

●	selling fixed rate mortgages we originate to the secondary market, generally on a servicing released basis;

●	maintaining the diversity of our existing loan portfolio by originating commercial real estate and consumer loans, which typically have adjustable rates and shorter terms than residential mortgages;

●	emphasizing investments with adjustable interest rates;

●	maintaining fixed rate borrowings from the Federal Home Loan Bank of Atlanta; and

●	increasing retail transaction deposit accounts, which typically have long durations.

 Changes in market interest rates have a significant impact on the repayment and prepayment of loans.  Prepayment rates also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic changes, the assumability of the loans, related refinancing opportunities and competition. We monitor interest rate sensitivity so that we can attempt to adjust our asset and liability mix in a timely manner and thereby minimize the negative effects of changing rates.

 Extension risk, or lower prepayments causing loans to have longer average lives, is our primary exposure to higher interest rates. Faster prepayment of loans and investing the funds from prepayments in mortgage loans and securities at lower interest rates results in a lower net interest income and is our primary exposure to declining market interest rates.

 Interest Risk Measurement.

 The Office of Thrift Supervision requires the computation of amounts by which the difference between the present value of an institution’s assets and liabilities (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates.  The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with a report that measures the sensitivity of net portfolio value.  The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value.  Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract using the current interest rate yield curve with instantaneous increases or decreases of 100 to 300 basis points in 100 basis point increments.  A basis point equals one-hundredth of one percent, and 100 basis points equals one percent.  An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.  Given the current relatively low level of market interest rates, an NPV calculation for an interest rate decrease of greater than 100 basis points has not been prepared.  The Office of Thrift Supervision provides us the results of the interest rate sensitivity model, which is based on information we provide to the Office of Thrift Supervision to estimate the sensitivity of our net portfolio value.

The table below sets forth, as of September 30, 2009, the Office of Thrift Supervision’s calculation of the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the interest rate yield curve.
Change in Interest Rates (bp) (1)	Estimated NPV (2)	Estimated Increase (Decrease) in NPV	Percentage Change in NPV	NPV Ratio as a Percent of Present Value of Assets (3)(4)	Increase (Decrease) in NPV Ratio as a Percent or Present value of Assets (3)(4)
	(Dollars in thousands)

+300	$70,778	$(22,437)	(24)%	7.65%	(202)%
+200	$74,233	$(14,182)	(15)%	8.43%	(124)%
+100	$86,822	$(6,394)	(7)%	9.15%	(52)%
0	$73,215	—	—	9.67%	—
(100)	$94,210	$(2,872)	(3)%	9.74%	(30)%

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the difference between the present value of an institution’s assets and liabilities.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at September 30, 2009, in the event of a 200 basis point increase in interest rates, we would experience a 15% decrease in net portfolio value.  In the event of a 100 basis point decrease in interest rates, we would experience a 3% decrease in net portfolio value.  For the year ended September 30, 2009, the Office of Thrift Supervision classified CharterBank as having “minimal” interest rate risk.  However, future increases in interest rates may result in CharterBank being classified as having additional interest rate risk.

The effects of interest rates on net portfolio value and net interest income are not predictable. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in these computations. Although some assets and liabilities may have similar maturity or periods of repricing, they may react at different times and in different degrees to changes in market interest rates. Rates on other types of assets and liabilities may lag behind changes in market interest rates. Assets, such as adjustable rate mortgages, generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. After a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making the calculations set forth above. Additionally, increased credit risk may result if our borrowers are unable to meet their repayment obligations as interest rates increase.

The following “gap” table summarizes the anticipated maturities or repricing of CharterBank’s interest-earning assets and interest-bearing liabilities as of September 30, 2009, based on the information and assumptions set forth in the notes that follow.

	Up to 1 Year	>1 to <2 Years	>2 to <3 Years	>3 to <4 Years	>4 to <5 Years	>5 to <10 Years	>10 Years	Total
	(In Thousands)

Interest Sensitive Assets (1)(2)(3)	$417,413	$120,480	$92,469	$79,495	$40,966	$65,330	$24,533	$840,687
Interest Sensitive Liabilities (4)(5)	409,855	190,815	98,965	32,131	17,456	47,712	—	796,935
Gap	7,558	(70,335)	(6,497)	47,365	23,510	17,618	24,533	43,752
Cumulative Gap	7,558	(62,778)	(69,274)	(21,910)	1,600	19,219	43,752	43,752

(1)
Adjustable-rate loans are included in the period in which the rate is next scheduled to adjust, rather than in the period in which the loans are due, or in the period in which repayments are expected to occur prior to their next rate adjustment, and fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization. Both fixed and adjustable rate loans are adjusted to take into account estimated prepayments in assessing their interest rate sensitivity.

(2)	For loans, reflects estimated prepayments in the current interest rate environment.
(3)	For securities, based on contractual maturities and, if applicable, call dates.
(4)
Although our money market accounts, NOW accounts and savings accounts are subject to immediate withdrawal, a substantial amount of these accounts have significantly longer effective maturities. The decay rates used on these accounts are based on management’s estimates and should not be regarded as indicative of the actual withdrawals that we may experience.

(5)	For borrowings, conversion features are not assumed to be exercised.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations.  Our primary sources of funds consist of deposit inflows, advances from the Federal Home Loan Bank, loan, mortgage-backed securities and collateralized mortgage obligations repayments and maturities and sales of loans and other securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by market interest rates, economic conditions and competition.  Our Asset/Liability Management Committee is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs of our customers as well as unanticipated contingencies.  At September 30, 2009, had access to immediately available funds of approximately $90.6 million including overnight funds and a Federal Reserve line of credit.

We regularly adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objectives of our asset/liability management program.  Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and cash equivalents. The levels of these assets are subject to our operating, financing, lending and investing activities during any given period. At September 30, 2009, cash and cash equivalents totaled $53.8 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $206.1 million at September 30, 2009. In addition, at September 30, 2009, we had the ability to borrow approximately $163.5 million in additional funds from the Federal Home Loan Bank of Atlanta.  At September 30, 2009, we had $227.0 million in advances outstanding.  However, based on available collateral, additional advances would be limited to $4.5 million.

Our cash flows are derived from operating activities, investing activities and financing activities as reported in our Consolidated Statements of Cash Flows included in our Consolidated Financial Statements.

At September 30, 2009, we had $30.6 million of new loan commitments outstanding, and $18.0 of unfunded construction and development loans. In addition to commitments to originate loans, we had $26.7 million of unused lines of credit to borrowers. Certificates of deposit due within one year of September 30, 2009 totaled $318.6 million, or 53.3% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2010. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. In fiscal year 2009, we originated $79.7 million of loans and purchased $133.6 million of securities.  In fiscal year 2008, we originated $77.7 million of loans and purchased $48.4 million of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $177.5 million for the year ended September 30, 2009.  This increase was essentially represented by our acquisition of NCB.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.

Liquidity management is both a daily and long-term function of business management.  If we require funds beyond our ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank, which provides an additional source of funds.  Federal Home Loan Bank advances decreased by $40.0 million during the year ended September 30, 2009.  Federal Home Loan Bank advances have been used primarily to fund loan demand and to purchase securities.  Our current asset/liability management strategy has been to “match-fund” certain longer-term one- to four-family residential mortgage loans and commercial real estate loans with Federal Home Loan Bank advances.

CharterBank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2009, CharterBank exceeded all regulatory capital requirements. CharterBank is considered “well-capitalized” under regulatory guidelines. See “Supervision and Regulation—Federal Banking Regulation—Capital Requirements” and Note 15 of the Notes to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit, standby letters of credit and unused lines of credit.  While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon.  Such commitments are subject to the same credit policies and approval process accorded to loans made by us.  We consider commitments to extend credit in determining our allowance for loan losses.

Contractual Obligations.  The following table summarizes our significant fixed and determinable contractual obligations and other funding needs by payment date at September 30, 2009.  The payment amounts represent those amounts due to the recipient and do not include any unamortized premiums or discounts or other similar carrying amount adjustments.

	Payments Due by Period
Contractual Obligations	One year or less	More than one year to three years	More than three years to five years	More than five years	Total
	(In thousands)

Loan commitments to originate mortgage loans	$262	$—	$—	$—	$262
Loan commitments to fund construction loans in process	18,017	—	—	—	18,017
Loan commitments to originate nonresidential mortgage loans	12,348	—	—	—	12,348
Loan commitments to originate consumer loans	—	—	—	—	—
Available home equity and unadvanced lines of credit	26,661	—	—	—	26,661
Letters of credit	760	—	—	—	760
Lease agreements	356	1,189	1,178	540	3,263
Certificates of deposit	318,627	55,230	6,875	—	380,732
FHLB advances	15,000	132,000	25,000	55,000	227,000
Total	$392,031	$188,419	$33,053	$55,540	$669,043

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of Charter Financial Corporation have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation.  The impact of inflation is reflected in the increased cost of our operations.  Unlike industrial companies, our assets and liabilities are primarily monetary in nature.  As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

BUSINESS OF CHARTER FINANCIAL

Charter Financial is a Maryland corporation, organized in December 2009.  Upon completion of the conversion, Charter Financial will become the holding company of CharterBank and will succeed to all of the business and operations of Charter Financial Corporation and each of Charter Financial Corporation and First Charter, MHC will cease to exist.

Initially following the completion of the conversion, Charter Financial will have no significant assets other than owning 100% of the outstanding common stock of CharterBank, the net proceeds it retains from the offering, part of which will be used to make a loan to the CharterBank Employee Stock Ownership Plan, and will have no significant liabilities.  See “How We Intend to Use the Proceeds From the Offering.”  Charter Financial intends to use the support staff and offices of CharterBank and will pay CharterBank for these services.  If Charter Financial expands or changes its business in the future, it may hire its own employees.

Charter Financial intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.”  In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.  There are, however, no current understandings or agreements for these activities.

BUSINESS OF CHARTER FINANCIAL CORPORATION
AND CHARTERBANK

Charter Financial Corporation

Charter Financial Corporation is a federally chartered corporation that owns all of the outstanding shares of common stock of CharterBank.  At September 30, 2009, Charter Financial Corporation had consolidated assets of $936.9 million, deposits of $597.6 million and stockholders’ equity of $98.3 million.

CharterBank became the wholly owned subsidiary of Charter Financial Corporation in October 2001 when CharterBank reorganized from a federally chartered mutual savings and loan association into the two-tiered mutual holding company structure.  In connection with the reorganization, Charter Financial Corporation sold 3,964,481 shares of its common stock to the public, representing 20% of the outstanding shares, at $10.00 per share and received net proceeds of $37.2 million. An additional 15,857,924 shares, or 80% of the outstanding shares of Charter Financial Corporation, were issued to First Charter, MHC. As part of the reorganization and offering, we established an employee stock ownership plan (“ESOP”) which acquired 317,158 shares of Charter Financial Corporation in the offering, financed by a loan from Charter Financial Corporation.

In January 2007, Charter Financial Corporation repurchased 508,842 shares of its common stock at $52.00 per share through a self-tender offer.  Following the stock repurchase, Charter Financial Corporation delisted its common stock from the Nasdaq Global Market and deregistered its common stock with the Securities and Exchange Commission.  Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.”  During 2009 and 2008, Charter Financial Corporation repurchased 217,643 and 442,595 additional shares, respectively, of its common stock.  As of September 30, 2009, Charter Financial Corporation had 18,577,356 shares of common stock outstanding.  As of that date, First Charter, MHC owned 15,857,924 shares of common stock of Charter Financial Corporation, representing 85.4% of the issued and outstanding shares of common stock.  The remaining 2,619,432 shares of common stock, or 14.6% of the issued and outstanding shares of common stock, were held by the public.

Charter Financial Corporation’s Internet address is www.charterbank.net. Charter Financial Corporation’s principal executive office is located at 1233 O.G. Skinner Drive, P.O. Box 472, West Point, Georgia 31833, and its telephone number at that address is (706) 645-1391.

CharterBank

CharterBank is a federally chartered stock savings bank headquartered in West Point, Georgia. CharterBank is a community oriented financial institution, serving the financial needs of the residents of western Georgia and eastern Alabama since its mutual savings bank predecessor was founded in 1954. CharterBank currently operates 13 branch offices and two loan origination offices within the Interstate 85 corridor in western Georgia and eastern Alabama.

CharterBank’s principal business consists of attracting retail deposits from the general public and investing those deposits, together with funds generated from operations, in investment and mortgage-related securities, one-to four-family residential mortgage loans, commercial real estate loans, construction loans, commercial business loans and, to a lesser extent, home equity loans and lines of credit, multi-family loans and consumer loans. CharterBank’s 13 branch offices are located in West Point, LaGrange, Newnan and Peachtree City in Georgia and Auburn, Opelika and Valley in Alabama. CharterBank’s two loan origination offices are located in Columbus and Norcross, Georgia. For the convenience of customers, CharterBank offers extended hours at the majority of its branches, and is dedicated to offering alternative banking delivery systems utilizing state-of-the-art technology, including ATMs, online banking, remote deposit capture and telephone banking delivery systems.

CharterBank has grown through strategic de novo branching and acquisitions along the I-85/I-185 corridor anchored by Auburn, Alabama and Atlanta and Columbus, Georgia. In February 2003, CharterBank expanded its presence in the Auburn-Opelika, Alabama market through the acquisition of Eagle Bank of Alabama. In March 2005 and May 2007, new branches were opened in Lagrange, Georgia. Most recently, in June 2009, CharterBank entered an agreement with the Federal Deposit Insurance Corporation to acquire certain assets and assume all of the depositors of Neighborhood Community Bank (“NCB”), a full-service commercial bank headquartered in Newnan, Georgia. The agreement with the Federal Deposit Insurance Corporation also included loss sharing agreements with respect to certain loans and assets. For additional information regarding the NCB acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Federal Deposit Insurance Corporation Assisted Acquisition.”

CharterBank’s Internet address is www.charterbank.net. CharterBank’s principal executive office is located at 1233 O.G. Skinner Drive, P.O. Box 472, West Point, Georgia 31833, and its telephone number at that address is (706) 645-1391.

Market Area. Prior to the acquisition of NCB’s branch offices, CharterBank conducted operations primarily in western Georgia and eastern Alabama, through its main office in West Point, Georgia (Troup County), two branches in Valley, Alabama (Chambers County), three branches in LaGrange, Georgia (Troup County), one branch in Opelika, Alabama (Lee County), and three branch offices in Auburn, Alabama (Lee County), for a total of 10 branch offices. CharterBank acquired four branches in Georgia, along the I-85 corridor, in the NCB acquisition in June 2009, and closed one branch. The acquisition expanded CharterBank’s presence in this region, through two branches in Newnan in Coweta County and one branch in Peachtree City in Fayette County, and also complemented the corporate expansion achieved by CharterBank in recent years both through de novo branching and acquisitions. Management believes that the NCB acquisition is a key component to building CharterBank’s retail franchise, as CharterBank now has 13 branches on the I-85 corridor between Newnan, Georgia and Auburn, Alabama. The near term focus of CharterBank’s acquisition strategy will be to acquire the franchises of failed institutions with Federal Deposit Insurance Corporation assistance.

The economy of our market area historically has been supported by the textile industry. During the 1980’s and 1990’s, employment growth in local telecommunications companies partially offset declining textile industry jobs in our market area. Textile industry employment continues to decline. The median household income in our market area is below national and Georgia levels.

The outlook for our market area is for modest growth supported by a new KIA Motors assembly plant in West Point, Georgia and a military base realignment which has added significantly to employment at Fort Benning in Columbus, Georgia. However, the market area is significantly overbanked, especially Newnan and Coweta County. This has limited our ability to expand organically, thus making geographic expansion more dependent upon acquisitions and de novo branching into new markets. We will seek to take advantage of the profitable growth opportunities presented within our expanded market area, and capitalize on our expanded retail footprint resulting from the NCB acquisition.

Competition. We face intense competition both in making loans and attracting deposits. West-central Georgia and east-central Alabama have a high concentration of financial institutions, many of which are branches of large money center, super-regional, and regional banks that have resulted from the consolidation of the banking industry in Alabama and Georgia. Many of these competitors have greater resources than CharterBank and may offer services that we do not provide.

Our competition for loans comes from commercial banks, savings institutions, mortgage banking firms, credit unions, finance companies, credit card banks, insurance companies, and brokerage and investment banking firms. Our most direct competition for deposits historically has come from commercial banks, savings banks, savings and loan associations, credit unions, and mutual funds. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies.

Lending Activities

To achieve acceptable earnings in the highly competitive markets in which we operate, we have targeted relatively less competitive market niches. In this regard, we offer a broad range of loan products with a variety of rates and terms. Our lending operations consist of the following major segments: commercial real estate lending; single-family residential mortgage lending for retention in our portfolio; construction lending; and residential mortgage lending for resale in the secondary mortgage market, generally on a servicing-released basis. To a lesser extent, we also originate consumer loans (including home equity loans and other forms of consumer installment credit), and commercial business loans. This strategy is consistent with our community bank orientation.

We have pursued loan diversification with the objective of enhancing yields and earnings while also improving the interest sensitivity of our assets. Historically, we have focused our lending activities on residential and commercial mortgage loans as well as consumer loans, primarily to local customers. We also have initiated retail and commercial business lending in the markets formerly served by NCB branches, in Coweta and Fayette Counties.

Commercial Real Estate Loans. Commercial real estate lending has become an integral part of our operating strategy and we intend to continue to grow and emphasize commercial real estate loans, especially in our new markets of Coweta and Fayette Counties. Commercial real estate loans typically have superior yields, better interest rate risk characteristics and larger loan balances compared to residential mortgage loans. Commercial real estate lending also has provided us with another means of broadening our range of customer relationships. As of September 30, 2009, non-covered commercial real estate loans totaled $270.1 million, or 57.1% of our total non-covered loan portfolio.

Commercial real estate loans are generally made to Georgia or Alabama entities and are secured by properties in these states. Commercial real estate loans are generally made for up to 75% of the value of the underlying real estate. Our commercial real estate loans are typically secured by offices, hotels, strip shopping centers, land or convenience stores located principally in Georgia and Alabama. Multi-family mortgage loans, which we categorize as a subset of our commercial real estate loans, are originated for both new and existing properties and are made on apartment buildings with a wide range of tenant income levels. Many of our multi-family mortgage loans are secured by properties located near college campuses.

Commercial real estate lending involves additional risks compared to one- to four-family residential lending. Repayment of commercial real estate loans often depends on the successful operations and income stream of the borrowers, and commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. To compensate for the increased risk, our commercial real estate loans generally have higher interest rates and shorter maturities than our residential mortgage loans. We offer commercial real estate loans at fixed rates and adjustable rates tied to the prime interest rate. However, the interest rates on a portion of our commercial real estate loan portfolio are tied to yields on U.S. Treasury securities or LIBOR. We currently offer fixed-rate terms of three to seven years; however, in prior years we originated fixed-rate loans with maturities of up to 20 years.

Our underwriting criteria for commercial real estate loans include maximum loan-to-value ratios, debt coverage ratios, secondary sources of repayment, guarantor requirements, net worth requirements and quality of cash flow. As part of our loan approval and underwriting of commercial real estate loans, we undertake a cash flow analysis, and we require a debt-service coverage ratio of at least 1.15 times. We believe that this segment of the market offers an opportunity to expand our portfolio while realizing strong risk-adjusted returns because many lenders are no longer active in this market.

Residential Mortgage Loans. We originate first and second mortgage loans secured by one- to four-family residential properties within Georgia and Alabama. We currently originate mortgages at all of our offices, but utilize our loan production offices as centralized origination and processing centers. As of September 30, 2009, non-covered residential mortgage loans totaled $126.1 million, or 26.7% of total non-covered loans.

We originate both fixed rate and adjustable rate one- to four-family residential mortgage loans. Fixed rate conforming loans are generally originated for resale into the secondary market on a servicing-released basis. We generally retain in our portfolio loans that are non-conforming due to property exceptions and that have adjustable rates. As of September 30, 2009, approximately 35.3% of our one- to four-family loan portfolio consisted of fixed-rate mortgage loans and 64.7% consisted of either adjustable rate mortgage loans (“ARMs”) or hybrid loans with fixed interest rates for the first one, three, five or seven years of the loan and adjustable rates thereafter. After the initial term, the interest rate on ARMs generally adjusts on an annual basis at a fixed spread over the monthly average yield on United States Treasury securities, the prime interest rate as listed in The Wall Street Journal, or LIBOR. The interest rate adjustments are generally subject to a maximum increase of 2% per adjustment period and 6% over the life of the loan.

Traditionally, we have sought to distinguish ourselves in the area of non-conforming residential lending mortgage. While the risks of non-conforming lending may be somewhat higher than originating conforming residential mortgage loans, we believe that the greater yield and shorter repricing terms of these loans compensate us for this additional risk. Additionally, management believes that the credit quality of our loan portfolio is largely unaffected by the non-conforming loans, since the majority of these loans are non-conforming due to factors unrelated to credit quality (i.e., high acreage, leased land, multiple structures or newly self-employed borrowers). The loans may also be non-conforming because of some deficiency in the credit record of a borrower, but which management does not believe impairs the borrower’s ability to repay the loan. Thus, the non-conforming loans we originate are not subprime loans. CharterBank originates one- to four-family loans with LTVs up to 80%. We will occasionally originate loans with LTVs in excess of 80% with private mortgage insurance. The substantial portion of our one- to four-family residential mortgage loans are secured by properties in Georgia and Alabama.

We do not participate in the U.S. Treasury mortgage modification programs as we have a relatively small number of loans secured by one- to four-family owner occupied properties that are severely delinquent or that have been foreclosed. We modify such loans when it is mutually beneficial to us and the borrower, and on terms that are appropriate to the circumstances.

Construction and Development Loans. Consistent with our community bank strategy, construction and development lending has been an integral part of our overall lending strategy. While current market conditions have suppressed demand for construction and land loans, there are opportunities to lend to quality borrowers in our market area. Management believes that the reduction in the number of construction lenders has reduced the supply of construction loans, and there is an opportunity to lend to borrowers with superior liquidity, capital and management skills. We intend to remain an active participant in the construction lending market, primarily through our loan production office in Norcross, Georgia. We are making virtually no development loans and we are providing very limited financing for the purchase of building lots. Construction and development loans represent an important segment of the loan portfolio, totaling $43.9 million, or 9.3% of non-covered loans, and $39.6 million, or 9.0% of total loans, respectively, as of September 30, 2009 and 2008.

We make loans primarily for the construction of one- to four-family residences but also for multi-family and nonresidential real estate projects on a select basis. We offer two principal types of construction loans: builder loans, including both speculative (unsold) and pre-sold loans to pre-approved local builders, and construction/permanent loans to property owners that are converted to permanent loans at the end of the construction phase. The number of speculative loans that we will extend to a builder at one time depends upon the financial strength and credit history of the builder. Our construction loan program is expected to remain a modest portion of our loan volume. We generally limit the number of outstanding loans on unsold homes under construction within a specific area.

Commercial Loans and Consumer Loans. To a much lesser extent, we also originate non-mortgage loans, including commercial business and consumer loans. At September 30, 2009, non-covered commercial loans totaled $10.5 million, or 2.2% of total loans, and non-covered consumer loans totaled $22.4 million, or 4.7% of non-covered loans.

The majority of our non-mortgage loans consists of consumer loans, including loans on deposits, second mortgage loans, home equity lines of credit, auto loans and various other installment loans. We primarily offer consumer loans (excluding second mortgage loans and home equity lines of credit) as an accommodation to customers. Consumer loans tend to have a higher credit risk than residential mortgage loans because they may be secured by rapidly depreciable assets, or may be unsecured. Our consumer lending generally follows accepted industry standards for non sub-prime lending, including credit scores and debt to income ratios.

We offer home equity lines of credit as a complement to our one- to four-family residential mortgage lending. We believe that offering home equity credit lines helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. Home equity credit lines have adjustable-rates and are secured by a first or second mortgage on owner-occupied one- to four-family residences located primarily in Georgia and Alabama. Home equity credit lines enable customers to borrow at rates tied to the prime rate as reported in The Wall Street Journal. The underwriting standards applicable to home equity credit lines are similar to those applicable to one- to four-family residential mortgage loans, except for slightly more stringent credit-to-income and credit score requirements. Home equity loans are generally limited to 80% of the value of the underlying property unless the loan is covered by private mortgage insurance or a loss sharing agreement. At September 30, 2009, we had $28.5 million of home equity lines of credit and second mortgage loans. We also had $9.9 million of unfunded home equity line of credit commitments at September 30, 2009.

Our commercial business loans are generally limited to terms of five years or less. We typically collateralize these loans with a lien on commercial real estate or, very rarely, with a lien on business assets and equipment. We also generally require the personal guarantee of the business owner. Interest rates on commercial business loans are generally higher than interest rates on residential or commercial real estate loans due to the risk inherent in this type of loan. Commercial business loans are generally considered to have more risk than residential mortgage loans or commercial real estate loans because the collateral may be in the form of intangible assets and/or readily depreciable inventory. Commercial business loans may also involve relatively large loan balances to single borrowers or groups of related borrowers, with the repayment of such loans typically dependent on the successful operation and income stream of the borrower. Such risks can be significantly affected by economic conditions. In addition, commercial business lending generally requires substantially greater supervision efforts by our management compared to residential mortgage or commercial real estate lending.

Loan Origination and Approval Procedures and Authority. Our lending policies provide that various loan personnel and management committees may review and approve secured loan relationships up to $2.0 million and unsecured loan relationships up to $500,000. All loan relationships above these amounts require approval of either the Board’s Executive Loan Committee or the full Board of Directors.

The following describes our current lending procedures for residential mortgage loans and home equity lines and loans. Upon receipt of a completed loan application from a prospective borrower, we order a credit report and verify other information. If necessary, we obtain additional financial or credit related information. We require an appraisal for all residential and mortgage loans, except for home equity loans or lines where an alternative evaluation may be used to determine the loan-to-value ratio. Appraisals are performed by licensed or certified third-party appraisal firms and are reviewed by our lending department. We require title insurance or a title opinion on all mortgage loans.

We require borrowers to obtain hazard insurance and we may require borrowers to obtain flood insurance prior to closing. For properties with a private sewage disposal system, we also require evidence of compliance with applicable laws on residential mortgage loans. Further, we generally require borrowers to advance funds on a monthly basis together with each payment of principal and interest to a mortgage escrow account from which we make disbursements for items such as real estate taxes, hazard insurance, flood insurance, and private mortgage insurance premiums, if required.

Commercial loans are approved through CharterBank’s Management Loan Committee process. The Management Loan Committee consists of the Chief Executive Officer, the President, the Chief Financial Officer, the Senior Credit Administrator, and certain other senior lending and credit officers. The Management Loan Committee has authority to approve loan relationships up to $2.0 million. Commercial loan relationships of $1.0 million or less may be approved outside the Committee process by two officers who have commercial loan authority. Commercial loan relationships greater than $2.0 million are approved by the Management Loan Committee and the Board’s Executive Loan Committee or the entire Board of Directors.

Investments

The Board of Directors reviews and approves our investment policy on an annual basis. The President and Chief Financial Officer, as authorized by the Board, implement this policy based on the established guidelines within the written investment policy, and other established guidelines, including those set periodically by the Asset-Liability Management Committee.

The primary goal of our investment policy is to invest funds in assets with varying maturities that will result in the best possible yield while maintaining the safety of the principal invested and assisting in managing our interest rate risk. We also seek to use our strong capital position to maximize our net income by investing in higher yielding mortgage-related securities funded by borrowings. The investment portfolio is also viewed as a source of liquidity.

The broad objectives of our investment portfolio management are to:

●	minimize the risk of loss of principal or interest;

●	generate favorable returns without incurring undue interest rate and credit risk;

●	manage the interest rate sensitivity of our assets and liabilities;

●	meet daily, cyclical and long term liquidity requirements while complying with our established policies and regulatory liquidity requirements;

●	diversify assets and address maturity or interest repricing imbalances; and

●	provide collateral for pledging requirements.

In determining our investment strategies, we consider our interest rate sensitivity, yield, credit risk factors, maturity and amortization schedules, asset prepayment risks, collateral value and other characteristics of the securities to be held.

Sources of Funds

Deposits are the major source of balance sheet funding for lending and other investment purposes. Additional significant sources of funds include liquidity, repayment of loans, loan sales, maturing investments, borrowings and retained earnings. We believe that our standing as a sound and secure financial institution and our emphasis on the convenience of our customers, will continue to contribute to our ability to attract and retain deposits. We offer extended hours at the majority of our offices and alternative banking delivery systems that allow customers to pay bills, transfer funds and monitor account balances at any time. We also offer competitive rates as well as a competitive selection of deposit products, including checking, NOW, money market, regular savings and term certificate accounts. In addition, we recently began offering a Rewards checking product that offers a higher rate on deposit balances up to $25,000 if certain conditions are met. These conditions include receiving only electronic statements, having at least one monthly ACH transaction and ten or more point of sale transactions. For accounts that do not meet these conditions in any given month, the rate paid on the balances is reduced.

We also rely on advertising and long-standing relationships to maintain and develop depositor relationships, while competitive rates are also paid to attract and retain deposits. Furthermore, the NCB acquisition is expected to enhance customer convenience by broadening the markets currently served by CharterBank.

We continually evaluate opportunities to enhance deposit growth. Potential avenues of growth include de novo branching and branch or institution acquisitions. Additionally, to the extent additional funds are needed, we may employ available collateral to reduce borrowings, which are expected to consist primarily of Federal Home Loan Bank advances. However, we intend to reduce our reliance on wholesale funds. We have a source of emergency liquidity with the Federal Reserve and we have collateral pledged that provides access to approximately $47 million of discount window borrowings.

Properties

The following table provides certain information as of September 30, 2009 with respect to our administrative office located in West Point, our 13 branch offices and our loan production offices:

Location	Leased or Owned	Year Acquired or Leased	Square Footage	Net Book Value of Real Property
				(In thousands)
Administrative Office:

1233 O.G. Skinner Drive West Point, Georgia	Owned	2005	28,000	$1,256,077

Full Service Branches:

600 Third Avenue West Point, Georgia	Owned	1965	8,922	1,523,991

300 Church Street LaGrange, Georgia	Owned	1976	2,941	1,159,355

3500 20th Avenue(2) Valley, Alabama	Owned	1963	6,000	886,392

91 River Road(2) Valley, Alabama	Owned	1989	5,300	147,069

1605 East University Drive Auburn, Alabama	Owned	2001	6,000	1,996,027

2320 Moore’s Mill Road (3) Auburn, Alabama	Owned	2002	2,300	389,462

555 South Davis Road LaGrange, Georgia	Owned	2005	15,000	2,850,075

2nd Avenue Opelika, Alabama	Owned	2006	6,800	2,077,590

1684 South College Street Auburn, Alabama	Owned	2006	6,000	2,869,444

1861 Roanoke Road LaGrange, Georgia 30240	Leased	2007	450	—

145 Millard Farmer Industrial Blvd Newnan, GA 30263	Leased	2009	11,705	—

60 Salbide Avenue Newnan, GA 30263	Owned/Land Lease	2009	2,378	—

300 Finance Ave Peachtree City, GA 30269	Leased	2009	6,600	—

Loan Origination Offices:

3127 Tower Road Building 2 Columbus, Georgia 31909	Leased	2001	2,000	—

5448 Spalding Drive Building 100, Suite C Norcross, Georgia 30092	Leased	2007	3,000	—

(Footnotes follow on next page)

(1) Lease expiration dates assume all options to extend lease terms are exercised.
(2) Includes time period operated by Citizens National Bank prior to the Citizens acquisition.
(3) Includes time period operated by Eagle Bank prior to the EBA acquisition.

Legal Proceedings

On September 11, 2009, Mike Horton, a shareholder of Charter Financial Corporation, filed a shareholder derivative action (Civil Action File No. 09-CV-1277) in the Superior Court of Troup County, State of Georgia, on behalf of Charter Financial Corporation and Charter Bank. The complaint names the current directors and one former director of Charter Financial Corporation and CharterBank as defendants (the “Individual Defendants”) and also names Charter Financial Corporation and CharterBank as derivative defendants. The complaint generally alleges that the Individual Defendants acted negligently, breached their fiduciary duties, and acted with bad faith in connection with Charter Financial Corporation’s and CharterBank’s investments in Freddie Mac stock, including their decisions as to whether and when to sell such stock. The complaint seeks monetary damages from the Individual Defendants in an amount to be determined and other unspecified relief for the benefit of Charter Financial Corporation and CharterBank. The Individual Defendants have answered, denying liability, and have filed motions to dismiss. The Individual Defendants believe that the allegations of wrongdoing are without merit and intend to defend the lawsuit vigorously.

Subsidiary Activities

Charter Financial Corporation has no direct or indirect subsidiaries other than CharterBank.

Charter Foundation

Charter Foundation, Inc., a nonprofit charitable foundation, was established in December 1994 by members of CharterBank. The Foundation provides funds to eligible nonprofit organizations to help them carry out unique, innovative projects in specific fields of interest. The Foundation’s goal is to fund projects that will enhance the quality of life in the communities served by CharterBank.

The Foundation now has approximately $6.2 million in assets and annually distributes 5 percent of its net asset value in grants to the local community. The grants and gifts provided by the Foundation are generally for charitable causes, and to enhance the quality of life and housing in CharterBank’s markets. CharterBank indirectly benefits from the favorable publicity and elevated public standing generated through the Foundation’s gifts.

Personnel

As of September 30, 2009, we had 201 full-time employees and 22 part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good relations with our employees.

SUPERVISION AND REGULATION

General

CharterBank is examined and supervised by the Office of Thrift Supervision and is subject to examination by the Federal Deposit Insurance Corporation. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors. Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates. Following completion of its examination, the federal agency critiques the institution’s operations and assigns its rating (known as an institution’s CAMELS rating). Under federal law, an institution may not disclose its CAMELS rating to the public. CharterBank also is a member of and owns stock in the Federal Home Loan Bank of Atlanta, which is one of the twelve regional banks in the Federal Home Loan Bank System. CharterBank also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, governing reserves to be maintained against deposits and other matters. The Office of Thrift Supervision examines CharterBank and prepares reports for the consideration of its Board of Directors on any operating deficiencies. CharterBank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of CharterBank’s mortgage documents.

Any change in these laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or Congress, could have a material adverse impact on Charter Financial Corporation and CharterBank and their operations.

As a savings and loan holding company following the conversion, Charter Financial will be required to comply with the rules and regulations of the Office of Thrift Supervision, and will be required to file certain reports with and will be subject to examination by the Office of Thrift Supervision. Charter Financial will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Set forth below is a brief description of certain regulatory requirements that are or will be applicable to Charter Financial and CharterBank. The description below is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Charter Financial and CharterBank.

Proposed Federal Legislation

Legislation has been introduced in the United States Senate and House of Representatives that would implement sweeping changes to the current bank regulatory structure described in this section. The House Bill (H.R. 4173) would eliminate our current primary federal regulator, the Office of Thrift Supervision, by merging the Office of Thrift Supervision into the Comptroller of the Currency (the primary federal regulator for national banks). The proposed legislation would authorize the Comptroller of the Currency to charter mutual and stock savings banks and mutual holding companies, which would be under the supervision of the Division of Thrift Supervision of the Comptroller of the Currency. The proposed legislation would also establish a Financial Services Oversight Council and grant the Board of Governors of the Federal Reserve System exclusive authority to regulate all bank and thrift holding companies. If the proposed legislation is enacted, Charter Financial would become a holding company subject to supervision by the Federal Reserve Board as opposed to the Office of Thrift Supervision, and would become subject to the Federal Reserve’s regulations.

Federal Banking Regulation

Business Activities. A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of Thrift Supervision. Under these laws and regulations, CharterBank may invest in mortgage loans secured by residential and nonresidential real estate, commercial business loans and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. CharterBank also may establish subsidiaries that may engage in activities not otherwise permissible for CharterBank, including real estate investment and securities and insurance brokerage.

Capital Requirements. Office of Thrift Supervision regulations require savings banks to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for savings banks receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.

The risk-based capital standard for savings banks requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision, based on the risks believed inherent in the type of asset. Core capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. Additionally, a savings bank that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings bank. CharterBank does not typically engage in asset sales.

At September 30, 2009, CharterBank’s capital exceeded all applicable requirements.

Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be loaned, equal to 10% of unimpaired capital and surplus, if the loan is secured by readily marketable collateral, which generally does not include real estate. As of September 30, 2009, CharterBank was in compliance with the loans-to-one borrower limitations.

Qualified Thrift Lender Test. As a federal savings bank, CharterBank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, CharterBank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” in at least nine months of the most recent 12 months. “Portfolio assets” generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings bank’s business.

“Qualified thrift investments” include various types of loans made for residential and housing purposes, investments related to such purposes, including certain mortgage-backed and related securities, and loans for personal, family, household and certain other purposes up to a limit of 20% of portfolio assets. “Qualified thrift investments” also include 100% of an institution’s credit card loans, education loans and small business loans. CharterBank also may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.

A savings bank that fails the qualified thrift lender test must either convert to a bank charter or operate under specified restrictions. At September 30, 2009, CharterBank satisfied this test.

Capital Distributions. Office of Thrift Supervision regulations govern capital distributions by a federal savings bank, which include cash dividends, stock repurchases and other transactions charged to the capital account. A savings banks must file an application for approval of a capital distribution if:

●	the total capital distributions for the applicable calendar year exceed the sum of the association’s net income for that year to date plus the association’s retained net income for the preceding two years;

●	the association would not be at least adequately capitalized following the distribution;

●	the distribution would violate any applicable statute, regulation, agreement or Office of Thrift Supervision-imposed condition; or

●	the association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings bank that is a subsidiary of a holding company must still file a notice with the Office of Thrift Supervision at least 30 days before the Board of Directors declares a dividend or approves a capital distribution.

The Office of Thrift Supervision may disapprove a notice or application if:

●	the association would be undercapitalized following the distribution;

●	the proposed capital distribution raises safety and soundness concerns; or

●	the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution may not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Liquidity. A federal savings bank is required to maintain a sufficient amount of liquid assets to ensure its safe and sound operation.

Community Reinvestment Act and Fair Lending Laws. All savings banks have a responsibility under the Community Reinvestment Act and related regulations of the Office of Thrift Supervision to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In connection with its examination of a federal savings bank, the Office of Thrift Supervision is required to assess the association’s record of compliance with the Community Reinvestment Act. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of Thrift Supervision, as well as other federal regulatory agencies and the Department of Justice. CharterBank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.

Transactions with Related Parties. A federal savings bank’s authority to engage in transactions with its affiliates is limited by Office of Thrift Supervision regulations and by Sections 23A and 23B of the Federal Reserve Act and its implementing Regulation W. An affiliate is a company that controls, is controlled by, or is under common control with an insured depository institution such as CharterBank. Charter Financial Corporation is an affiliate of CharterBank. In general, loan transactions between an insured depository institution and its affiliate are subject to certain quantitative and collateral requirements. In this regard, transactions between an insured depository institution and its affiliate are limited to 10% of the institution’s unimpaired capital and unimpaired surplus for transactions with any one affiliate and 20% of unimpaired capital and unimpaired surplus for transactions in the aggregate with all affiliates. Collateral in specified amounts ranging from 100% to 130% of the amount of the transaction must usually be provided by affiliates in order to receive loans from the association. In addition, Office of Thrift Supervision regulations prohibit a savings bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates. The Office of Thrift Supervision requires savings banks to maintain detailed records of all transactions with affiliates.

CharterBank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the FRA and Regulation O of the Federal Reserve Board. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features, and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of CharterBank’s capital. In addition, extensions of credit in excess of certain limits must be approved by CharterBank’s Board of Directors.

Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all “institution-affiliated parties,” including stockholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action by the Office of Thrift Supervision may range from the issuance of a capital directive or cease and desist order, to removal of officers and/or directors of the institution and the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1 million per day. The Federal Deposit Insurance Corporation also has the authority to terminate deposit insurance or to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance Corporation has authority to take action under specified circumstances.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, and other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate risk exposure, asset growth, compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to submit a compliance plan.

Prompt Corrective Action Regulations. Under the prompt corrective action regulations, the Office of Thrift Supervision is required and authorized to take supervisory actions against undercapitalized savings banks. For this purpose, a savings bank is placed in one of the following five categories based on the savings bank’s capital:

●	well-capitalized (at least 5% leverage capital, 6% Tier 1 risk-based capital and 10% total risk-based capital);

●	adequately capitalized (at least 4% leverage capital, 4% Tier 1 risk-based capital and 8% total risk-based capital);

●	undercapitalized (less than 8% total risk-based capital, 4% Tier 1 risk-based capital or 3% leverage capital);

●	significantly undercapitalized (less than 6% total risk-based capital, 3% Tier 1 risk-based capital or 3% leverage capital); and

●	critically undercapitalized (less than 2% tangible capital).

Generally, the Office of Thrift Supervision is required to appoint a receiver or conservator for a savings bank that is “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of Thrift Supervision within 45 days of the date a savings bank receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” The criteria for an acceptable capital restoration plan include, among other things, the establishment of the methodology and assumptions for attaining adequately capitalized status on an annual basis, procedures for ensuring compliance with restrictions imposed by applicable federal regulations, the identification of the types and levels of activities the savings bank will engage in while the capital restoration plan is in effect, and assurances that the capital restoration plan will not appreciably increase the current risk profile of the savings bank. Any holding company for the savings bank required to submit a capital restoration plan must guarantee the lesser of: an amount equal to 5% of a savings bank’s assets at the time it was notified or deemed to be undercapitalized by the Office of Thrift Supervision, or the amount necessary to restore the savings bank to adequately capitalized status. This guarantee remains in place until the Office of Thrift Supervision notifies the savings bank that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of Thrift Supervision has the authority to require payment and collect payment under the guarantee. Failure by a holding company to provide the required guarantee will result in certain operating restrictions on the savings bank, such as restrictions on the ability to declare and pay dividends, pay executive compensation and management fees, and increase assets or expand operations. The Office of Thrift Supervision may also take any one of a number of discretionary supervisory actions against undercapitalized savings banks, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At September 30, 2009, CharterBank met the criteria for being considered “well-capitalized.”

Insurance of Deposit Accounts. CharterBank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Deposit accounts at CharterBank are insured by the Federal Deposit Insurance Corporation, generally up to a maximum of $100,000 for each separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the Federal Deposit Insurance Corporation increased the deposit insurance available on all deposit accounts to $250,000, effective until December 31, 2013. In addition, certain noninterest-bearing transaction accounts maintained with financial institutions participating in the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program are fully insured regardless of the dollar amount until June 30, 2010. We opted to participate in the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program. See “—Temporary Liquidity Guarantee Program.”

The Federal Deposit Insurance Corporation imposes an assessment against all depository institutions for deposit insurance. This assessment is based on the risk category of the institution and, prior to 2009, ranged from five to 43 basis points of the institution’s deposits. On December 22, 2008, the Federal Deposit Insurance Corporation issued a final rule that raises the current deposit insurance assessment rates uniformly for all institutions by seven basis points (to a range from 12 to 50 basis points) effective for the first quarter of 2009. On February 27, 2009, the Federal Deposit Insurance Corporation issued a final rule that will alter the way the Federal Deposit Insurance Corporation calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter.

Under the rule, the Federal Deposit Insurance Corporation first establishes an institution’s initial base assessment rate. This initial base assessment rate ranges, depending on the risk category of the institution, from 12 to 45 basis points. The Federal Deposit Insurance Corporation then adjusts the initial base assessment (higher or lower) to obtain the total base assessment rate. The adjustments to the initial base assessment rate are based upon an institution’s levels of unsecured debt, secured liabilities, and brokered deposits. The total base assessment rate ranges from 7 to 77.5 basis points of the institution’s deposits. Additionally, on May 22, 2009, the Federal Deposit Insurance Corporation issued a final rule that imposed a special five basis points assessment on each Federal Deposit Insurance Corporation-insured depository institution’s assets, minus its Tier 1 capital on June 30, 2009, which was collected on September 30, 2009. The special assessment is capped at 10 basis points of an institution’s domestic deposits. Future special assessments could also be assessed. We incurred expense of $354,600 during the quarter ended June 30, 2009 as a result of the special assessment.

The Federal Deposit Insurance Corporation has adopted a rule pursuant to which all insured depository institutions will be required to prepay their estimated assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012. This pre-payment will be due on December 30, 2009. The assessment rate for the fourth quarter of 2009 and for 2010 will be based on each institution’s total base assessment rate for the third quarter of 2009, modified to assume that the assessment rate in effect on September 30, 2009 had been in effect for the entire third quarter, and the assessment rate for 2011 and 2012 will be equal to the modified third quarter assessment rate plus an additional three basis points. In addition, each institution’s base assessment rate for each period will be calculated using its third quarter assessment base, adjusted quarterly for an estimated 5% annual growth rate in the assessment base through the end of 2012. We are required to record the pre-payment as a prepaid expense, which will be amortized to expense over three years. Based on our deposits and assessment rate as of September 30, 2009, we estimate that our prepayment amount will be $3.3 million.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended June 30, 2009, the annualized FICO assessment was equal to 1.04 basis points for each $100 in domestic deposits maintained at an institution.

Temporary Liquidity Guarantee Program. The Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program guarantees newly issued senior unsecured debt of a participating organization, up to certain limits established for each institution, issued between October 14, 2008 and June 30, 2009. The Federal Deposit Insurance Corporation extended this component of the program to cover debt issued through October 31, 2009. The Federal Deposit Insurance Corporation will pay the unpaid principal and interest on Federal Deposit Insurance Corporation-guaranteed debt instruments upon the uncured failure of the participating entity to make timely payments of principal or interest in accordance with the terms of the instrument. The guarantee will remain in effect until December 31, 2012. In return for the Federal Deposit Insurance Corporation’s guarantee, participating institutions are required to pay the Federal Deposit Insurance Corporation a fee based on the amount and maturity of the debt. We opted not to participate in this part of the Temporary Liquidity Guarantee Program.

The other component of the Temporary Liquidity Guarantee Program provides full federal deposit insurance coverage for non-interest bearing transaction deposit accounts, regardless of dollar amount, until June 30, 2010. Through December 31, 2009, an annualized 10 basis point assessment on balances in noninterest-bearing transaction accounts that exceed $250,000 will be assessed quarterly to insured depository institutions that have not opted out of this component of the Temporary Liquidity Guarantee Program. Beginning January 1, 2010, institutions that have not opted out of this component of the program will subject to increased quarterly fees, the amount of which will be based on the institution’s risk category rating assigned with respect to regular Federal Deposit Insurance Corporation assessments. Institutions in Risk Category I (generally well-capitalized institutions with composite CAMELS 1 or 2 ratings) will pay an annualized assessment rate of 15 basis points. Institutions in Risk Category II (generally adequately capitalized institutions with composite CAMELS 3 or better) will pay an annualized assessment rate of 20 basis points. Institutions in Risk Category III or IV (generally under capitalized or composite CAMELS 4 or 5) will pay an annualized assessment rate of 25 basis points. We opted to participate in this component of the Temporary Liquidity Guarantee Program.

U.S. Treasury’s Troubled Asset Relief Program Capital Purchase Program. The Emergency Economic Stabilization Act of 2008 provides the Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. financial markets. One of the programs resulting from the legislation is the Troubled Asset Relief Program—Capital Purchase Program (“CPP”), which provides direct equity investment by the U.S. Treasury Department in perpetual preferred stock or similar securities of qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The CPP provides for a minimum investment of one percent of total risk-weighted assets and a maximum investment equal to the lesser of three percent of total risk-weighted assets or $25 billion. Participation in the program is not automatic and is subject to approval by the U.S. Treasury Department. We opted not to participate in the CPP.

Prohibitions Against Tying Arrangements. Federal savings banks are prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Federal Home Loan Bank System. CharterBank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank of Atlanta, CharterBank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of September 30, 2009, CharterBank was in compliance with this requirement.

Federal Reserve System

Federal Reserve Board regulations require savings banks to maintain noninterest-earning reserves against their transaction accounts, such as negotiable order of withdrawal and regular checking accounts. At September 30, 2009, CharterBank was in compliance with these reserve requirements.

Other Regulations

Interest and other charges collected or contracted for by CharterBank are subject to state usury laws and federal laws concerning interest rates. CharterBank’s operations are also subject to federal laws applicable to credit transactions, such as the:

●	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

●
Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

●	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

●	Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

●	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

●	Truth in Savings Act; and

●	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of CharterBank also are subject to the:

●
Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

●
Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

●
Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

●
The USA PATRIOT Act, which requires savings banks to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

●
The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

Upon completion of the conversion, Charter Financial will be a unitary savings and loan holding company, subject to regulation and supervision by the Office of Thrift Supervision. The Office of Thrift Supervision will have enforcement authority over Charter Financial and its non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a risk to CharterBank.

Under federal law, unitary savings and loan holding companies not existing on, or applied for before, May 4, 1999, such as Charter Financial, are limited to those activities permissible for financial holding companies or for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance, incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain additional activities authorized by Office of Thrift Supervision regulations.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring control of another savings institution or holding company thereof, without prior written approval of the Office of Thrift Supervision. It also prohibits the acquisition or retention of, with specified exceptions, more than 5% of the equity securities of a company engaged in activities that are not closely related to banking or financial in nature or acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the savings institution involved, the effect of the acquisition on the risk to the insurance fund, the convenience and needs of the community and competitive factors.

Federal Securities Laws

Charter Financial common stock will be registered with the Securities and Exchange Commission after the conversion and stock offering. Charter Financial will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in Charter Financial’s public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Charter Financial may be resold without registration. Shares purchased by an affiliate of Charter Financial will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Charter Financial meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of Charter Financial that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Charter Financial, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Charter Financial may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting. We will be subject to further reporting and audit requirements beginning with the fiscal year ending September 30, 2011 under the requirements of the Sarbanes-Oxley Act. We will prepare policies, procedures and systems designed to ensure compliance with these regulations.

TAXATION

Federal Taxation

General. Charter Financial Corporation and CharterBank are, and Charter Financial will be, subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Charter Financial Corporation, Charter Financial or CharterBank.

Method of Accounting. For federal income tax purposes, Charter Financial Corporation currently reports its income and expenses on the accrual method of accounting and uses a tax year ending September 30 for filing its federal and state income tax returns.

Bad Debt Reserves. Historically, CharterBank has been subject to special provisions in the tax law regarding allowable tax bad debt deductions and related reserves. Tax law changes were enacted in 1996, pursuant to the Small Business Protection Act of 1996 (the “1996 Act”), that eliminated the use of the percentage of taxable income method for tax years after 1995 and required recapture into taxable income over a six year period all bad debt reserves accumulated after 1988. CharterBank has previously recaptured its reserves accumulated after 1988.

Currently, the Charter Financial Corporation consolidated group uses the specific charge off method to account for bad debt deductions for income tax purposes.

Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to November 1, 1988 were subject to recapture into taxable income if CharterBank failed to meet certain thrift asset and definitional tests.

At September 30, 2009, CharterBank’s total federal pre-base year reserve was approximately $2.1 million. However, under current law, base-year reserves remain subject to recapture if CharterBank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the “Code”), imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of AMT may be used as credits against regular tax liabilities in future years. Charter Financial Corporation and CharterBank have not been subject to the AMT and have no such amounts available as credits for carryover.

Net Operating Loss Carryovers. Generally, a financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. However, as a result of recent legislation, subject to certain limitations, the carryback period for net operating losses incurred in 2008 or 2009 (but not both years) has been expanded to five years. At September 30, 2009, First Charter, MHC had a federal tax loss carryforward of approximately $1.6 million that is subject to a Section 382 limit of $116,550 per year. There is also a remaining Georgia carryforward of approximately $1.6 million that is also limited by Section 382. Charter Financial Corporation had no loss carryforwards at September 30, 2009.

Corporate Dividends-Received Deduction. Charter Financial Corporation (and Charter Financial) may exclude from its federal taxable income 100% of dividends received from CharterBank as a wholly owned subsidiary. The corporate dividends-received deduction is 80% when the dividend is received from a corporation having at least 20% of its stock owned by the recipient corporation. A 70% dividends-received deduction is available for dividends received from corporations owning less than 20% by the recipient corporation.

State Taxation

CharterBank currently files, and after the conversion and offering will continue to file, Georgia and Alabama income tax returns. Generally, the income of financial institutions in Georgia and Alabama, which is calculated based on federal taxable income, subject to certain adjustments, is subject to Georgia and Alabama tax, respectively.

Charter Financial Corporation is required to file a Georgia income tax return and will be generally subject to a state income tax rate that is the same tax rate as the tax rate imposed on financial institutions in Georgia.

As a Maryland business corporation, Charter Financial will be required to file annual returns and pay annual fees to the State of Maryland.

MANAGEMENT

Shared Management Structure

The directors of Charter Financial are the same persons who are the directors of CharterBank. In addition, certain executive officers of Charter Financial are also executive officers of CharterBank. Both Charter Financial and CharterBank may choose to appoint additional or different persons as directors and executive officers in the future. We expect that Charter Financial and CharterBank will continue to have some common executive officers until there is a business reason to establish separate management structures. To date, executive officers have been compensated only for their services to CharterBank. Our directors will receive additional compensation for their services to Charter Financial.

Executive Officers of Charter Financial and CharterBank

The following table sets forth information regarding the executive officers of Charter Financial and CharterBank. Positions listed relate to offices of Charter Financial Corporation and Charter Financial, unless otherwise stated. The executive officers of Charter Financial and CharterBank are elected annually.

Name	Age	Position
Robert L. Johnson	55	President, Chief Executive Officer and Director
Curtis R. Kollar	57	Senior Vice President and Chief Financial Officer
Lee Washam	48	President of CharterBank
William C. Gladden	57	Senior Vice President and Secretary
Ronald Warner	47	Senior Vice President, Credit Administration and Senior Lending Officer for CharterBank

Directors of Charter Financial and CharterBank

Charter Financial has seven directors. Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting. Directors of CharterBank will be elected by Charter Financial as its sole stockholder. The following table states our directors’ names, their ages as of September 30, 2009, the years when they began serving as directors of CharterBank and when their current term expires.

Name(1)	Position(s) Held With Charter Financial	Age	Director Since	Current Term Expires
Robert L. Johnson	Chairman of the Board of Directors, President and Chief Executive Officer	55	1986	2011
David Z. Cauble, III	Director	56	1996	2011
Jane W. Darden	Director	58	1988	2012
William B. Hudson	Director	79	1975	2010
Curti M. Johnson	Director	49	2007	2010
Thomas M. Lane	Director	54	1996	2012
David L. Strobel	Director	57	2003	2011

(1)      The mailing address for each person listed is 1233 O.G. Skinner Dr., West Point, Georgia 31833. Each of the persons listed as a director is also a director of CharterBank, as well as First Charter, MHC.

Board Independence

The Board of Directors has determined that each of our directors, with the exception of Robert L. Johnson and Curti M. Johnson, is “independent” as defined in the listing standards of the Nasdaq Stock Market. Robert L. Johnson is not independent because he is one of our executive officers, and Curti M. Johnson is not independent because he is Robert L. Johnson’s brother. In determining the independence of the directors listed above, the Board of Directors considered a mortgage loan that director David L. Stroebel has with CharterBank.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our Board of Directors and its committees. During the year ended September 30, 2009, the Boards of Directors of CharterBank and Charter Financial Corporation each met 15 times. Charter Financial did not exist in fiscal 2009. The Board of Directors of Charter Financial has established the following standing committees: the Personnel and Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee. Each of these committees operates under a written charter, which governs its composition, responsibilities and operations.

The table below sets forth the directors of each of the standing committees as of September 30, 2009, and the number of meetings held by the comparable committee of Charter Financial Corporation during fiscal 2009. The members of each committee are independent directors as defined under the NASDAQ Stock Market listing standards. Director Thomas M. Lane will be designated as an “Audit Committee Financial Expert” for the Audit Committee, as that term is defined by the rules and regulations of the Securities and Exchange Commission.

	Nominating and Corporate Governance	Personnel and Compensation	Audit

David Z. Cauble, III	X*	X	X*
Jane W. Darden	X	X
William B. Hudson	X	X
Thomas M. Lane	X	X*	X
David L. Strobel	X		X
Meetings in Fiscal 2009	1	3	6

*	Denotes committee chair as of September 30, 2009.

Audit Committee. The committee oversees and monitors the financial reporting process and internal control system, reviews and evaluates the audit performed by the outside independent certified public accounting firm, and reports any substantive issues found during the audit to the Board of Directors. The committee is directly responsible for the appointment, compensation and oversight of the work of the independent certified public accounting firm. The committee will also review and approve transactions (other than loans, which are approved by the full Board of Directors) with affiliated parties.

Personnel/Compensation Committee. The committee provides advice and recommendation to the Board of Directors in the areas of employee salaries, benefit programs and general human resources policies and practices.

Nominating and Corporate Governance Committee. The committee is responsible for nominating persons for election to the Board of Directors and also reviews whether shareholder nominations (if any) comply with the notice procedures set forth in the Company’s bylaws.

The Business Background of Our Directors and Executive Officers

Directors:

The business experience for the past five years of each of our directors and executive officers is set forth below. Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

Robert L. Johnson. Mr. Johnson has been the President and Chief Executive Officer of Charter Financial Corporation since its inception in 2001, Chief Executive Officer of CharterBank since 1996 and President of CharterBank from 1996 to January 2007. On November 27, 2007, Mr. Johnson was elected Chairman of the Board of Directors upon the retirement of Mr. John W. Johnson, Jr. Prior to that time, he served as Financial Analyst, then Senior Vice President and Chief Financial Officer of CharterBank. He began continuous service with CharterBank in 1984. Mr. Johnson has an undergraduate degree from Vanderbilt University and a Master’s Degree in Business Administration with a concentration in Finance from the University of Alabama. He is a graduate of the Graduate School of Community Bank Management. He also serves on the LaGrange College Board of Trustees and is Chairman of The Charter Foundation. Mr. Johnson also is affiliated with the West Point Rotary Club. Mr. Johnson is the brother of Curti M. Johnson, Director.

David Z. Cauble, III. Mr. Cauble is self-employed as a food service consultant and investor. He was the Owner and President of Vend-All Company in LaGrange, Georgia, until its sale in 1996. Previously he was Vice President-Sales in his family’s Coca-Cola Bottling business. He is a graduate of Washington & Lee University, serves as Chairman of Cobb Foundation, is a member of Young Presidents’ Organization, and serves as a Junior Warden of the Episcopal Church in LaGrange.

Jane W. Darden. Ms. Darden is responsible for overall management, including bookkeeping, for family assets which includes investments, timberland and cattle farming. She was formerly employed in the banking field for five years, and has a B.A. in Psychology from Converse College. Ms. Darden serves on Library Committee, Stewardship Committee, Altar Guild and Meals on Wheels for First United Methodist Church of West Point, Georgia.

William B. Hudson. Mr. Hudson is a retired Account Executive for Smith Barney and its predecessors, where he served for 26 years. He was employed in the brokerage business for 42 years. Mr. Hudson graduated from the University of Georgia with a degree in business with postgraduate studies at Auburn University. Mr. Hudson served with the 28th Infantry Division in Germany during the Korean War. He also is past president of the LaGrange Rotary Club and Highland Country Club. Mr. Hudson is a life-long member of the First Baptist Church of LaGrange and active in its affairs.

Curti M. Johnson. Mr. Johnson is a member of both the Georgia and Alabama Bar Association. He is a partner in the law firm of Johnson, Caldwell & McCoy in Lanett, Alabama, where he has practiced law since 1990. Prior to that, Mr. Johnson was an associate attorney with Burr & Forman in Birmingham, Alabama, for four years. Mr. Johnson served as Director for Citizens BancGroup, a bank holding company in Valley, Alabama, from 1988 until it was acquired by CharterBank in 1999. He served as Chairman of Citizens BancGroup from 1996 through 1999. He received his B.A. degree from Vanderbilt University and his law degree from the University of Virginia School of Law. Mr. Johnson is Vice President and founding board member of the Chattahoochee Fuller Center Project, Inc. Mr. Johnson is the brother of Robert L. Johnson, our Chairman of the Board, President and Chief Executive Officer.

Thomas M. Lane. Mr. Lane is Chief Financial Officer of the Lanier Health Services. He was the Senior Vice President and Treasurer of WestPoint Home, Inc. and its predecessors from March 2000 until March 2007. He previously served as its Treasurer from 1997 to 1999. Prior to that time, he served as Controller of Budgets and Analysis for WestPoint Pepperell, one of the predecessors of West Point Home, Inc. He had been continuously employed in various financial and accounting positions with WestPoint Home and its predecessor companies since June 1976. Mr. Lane received his B.S. in Business Administration from Auburn University in 1976.

David L. Strobel. Mr. Strobel has been the Executive Vice President and General Manager of Shannon, Strobel & Weaver Constructors & Engineers, Inc. since 1977. He received his B. S. in Mechanical Engineering from the University of Notre Dame in 1973, and is a Registered Professional Engineer in 18 states. Mr. Strobel served as a member of the Board of Directors of EBA Bancshares and Eagle Bank of Alabama from 1998 until their acquisition by CharterBank in 2003. In February 1999, he assumed the position of chairman of EBA Bancshares. He joined the Board of Directors of CharterBank and Charter Financial Corporation in August 2003. Mr. Strobel’s other affiliations include the Auburn City Schools Board of Education and several professional societies.

Executive Officers Who are Not Directors

William C. Gladden. Mr. Gladden, 57, has been the Vice President and Secretary of Charter Financial Corporation since October 2001 and of CharterBank since 1991. He was also a Director of CharterBank from 1988 to 1990. He was the Manager of Telecommunications for West Point Pepperell from 1984 to 1990. Mr. Gladden earned his B.S. in Management from Georgia Tech in 1976. In 2002 he completed his M.S. in technology management also from Georgia Tech. In addition he is a graduate of the National School of Banking of America’s Community Bankers. Mr. Gladden is a member of the Board of Directors of Medical Park Management, Inc. and Chairman of the Board for the West Point, Georgia Downtown Development Authority and the West Point 2100 Foundation. Other affiliations include: Junior Achievement, West Point Rotary Club and The American Society of Corporate Secretaries. He also serves on the board of directors for The Charter Foundation.

Curtis R. Kollar. Mr. Kollar, 57, is a Certified Public Accountant (CPA) and Certified Management Accountant (CMA). He has been the Vice President & Treasurer of CharterBank since 1991 and was named Chief Financial Officer of Charter Financial Corporation in October of 2001 and of CharterBank in January of 2001. He has an undergraduate degree from Ohio Wesleyan University and an MS in Accounting from Syracuse University. He is a graduate of the Graduate School of Community Bank Management. Mr. Kollar has 24 years experience in the banking field. Mr. Kollar serves as treasurer of West Point First United Methodist Church and he is President of the Board of Directors of the Chattahoochee Valley Hospital Society, a member of the LaGrange Choral Society and a past President of the West Point Rotary Club.

Ronald M. Warner. Mr. Warner, 47, has been a Senior Vice President of CharterBank since 2004 and the Senior Lending Officer for CharterBank since 2008. Mr. Warner was formerly a Senior Vice President with FLAG Bank in LaGrange, Georgia. Mr. Warner has 20 years of lending and credit experience, the majority with regional banks. He has a bachelor’s degree in Business Administration from The College of Charleston. He is active with the American Cancer Society and St. Luke United Methodist Church.

Lee Washam. Mr. Washam, 48, has been President of CharterBank since January of 2007. Prior to this, he served as Executive Vice President for six years. Mr. Washam is the former Executive Vice President of First Flag Bank, LaGrange, Georgia and has over 26 years of banking experience. He received his B.S. in Business Administration from LaGrange College in 1983 and is a 1995 graduate of The Graduate School of Banking at Louisiana State University. Mr. Washam’s current affiliations include: LaGrange Lions Club, Leadership Troup, Georgia Community Bankers Association, the Board of Governors of Highland Country Club and Finance Committee for New Community Church.

Code of Ethics

Charter Financial Corporation has adopted a Code of Ethics that is applicable to the officers, directors and employees of Charter Financial Corporation, including Charter Financial Corporation’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Purpose, Philosophy and Process

This section provides (i) a description of the structure and function of the Personnel and Compensation Committee of our Board of Directors (“Compensation Committee”), (ii) a description of the objectives of the compensation program for executive officers named in the Summary Compensation Table below (our “executive officers”), (iii) a discussion of the design of our executive officer compensation program and (iv) a discussion of each material element of our executive officer compensation program and our rationale for choosing to make the payments listed in the tables following this section.

The Compensation Committee’s executive compensation philosophy is that each executive officer’s total compensation, including base salary, short-term incentives, long-term equity incentives, benefits and perquisites should be within market competitive ranges and should be balanced to motivate attainment of our short-term and long-term strategic objectives and individual objectives. The Compensation Committee believes that each executive officer’s base salary should reflect the officer’s role, responsibility, experience, performance and contribution to the success of the Company. Our Compensation Committee considers base salaries “competitive” when they are at the approximate market median of our peer group (see “Use of Compensation Survey”). The Compensation Committee’s short-term and long-term incentive compensation programs are designed to encourage performance, ownership and alignment with the interests of our shareholders.

Corporate Governance

Compensation Committee

Our Compensation Committee is responsible for administering our executive officer compensation program. The Compensation Committee determines salary levels and amounts of incentive compensation for executive officers, administers our 2001 Stock Option Plan and 2001 Recognition and Retention Plan, including approval of grants to executive officers and non-employee directors, and periodically reviews and approves all compensation decisions and programs relating to our executive officers. The Compensation Committee approves the compensation philosophy and objectives of Charter Financial Corporation and CharterBank and reviews all compensation components of the Company’s Chief Executive Officer and other executive officers, including base salary, annual incentives, long-term incentives/equity, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee examines total compensation mix, the pay-for-performance relationship and how elements in the aggregate comprise the executive’s total compensation package. The Compensation Committee is composed entirely of independent non-employee directors. The members of the Compensation Committee for fiscal 2009 were Thomas M. Lane (Chairman), David Z. Cauble, III, Jane W. Darden and William B. Hudson.

Compensation Committee Charter

The Compensation Committee’s charter reflects the Committee’s responsibilities described above. The charter is reviewed at least annually by the Compensation Committee and the Board of Directors. The text of the current charter can be found at www.charterbank.net.

Compensation Consultant/Role of Management

The Compensation Committee has authority under its charter to engage the services of independent third party experts to assist it in reviewing and determining executive officer compensation. Pursuant to this authority, the Compensation Committee regularly utilizes the Hay Group to evaluate base and incentive compensation for both executive and non-executive employees. The Compensation Committee also engaged Meyer-Chatfield in January 2009 to review and make recommendations on the overall compensation for management personnel, including equity awards (both stock options and stock awards), supplemental retirement plans and split-dollar life insurance. In fiscal 2009, the Compensation Committee engaged the Hay Group to conduct a study of comparative compensation for non-senior positions at CharterBank. The Compensation Committee also engaged Meyer-Chatfield in connection with the implementation of our new Salary Continuation Plan.

Company management and outside advisors are invited to Compensation Committee meetings to provide their views on compensation matters. Company management participates in the process of determining senior officer compensation by making recommendations to the Compensation Committee, as requested by the Committee, regarding base salary adjustments, incentive plan awards and equity plan awards. Annually, the Compensation Committee evaluates Mr. Johnson’s performance with the input of the Board of Directors. In addition, Mr. Johnson provides a self-assessment of his performance to the Compensation Committee but does not participate in decisions relating to his compensation. The Compensation Committee makes a recommendation concerning Mr. Johnson’s salary to the Board of Directors and the Board of Directors approves Mr. Johnson’s salary.

Compensation Committee Activities in Fiscal Year Ended September 30, 2009

The Compensation Committee met three times during the fiscal year ended September 30, 2009. The Compensation Committee’s overall objective regarding executive compensation is to provide the Company’s executives with a competitive, performance-based compensation package to motivate and reward the attainment of the Company’s strategic goals, including financial goals and share performance. As a result, the Compensation Committee considers not only the Company’s performance, but the individual executive’s attainment of both annual and long-term goals and objectives and the appropriate mix of compensation in determining each executive’s individual compensation package. The Compensation Committee believes that a portion of the executive’s total compensation should be at risk based on performance in order to motivate and reward executives to achieve the Company’s strategic goals.

Among other actions taken in fiscal year 2009, the Compensation Committee engaged Meyer-Chatfield as compensation consultant to advise in connection with our executive officer and director compensation and benefit programs. The Compensation Committee reviewed executive salaries, performance and competitive market factors in fiscal year 2009 and, based on the existing economic environment and a desire for prudent fiscal management, decided to make no base salary adjustment for executive officers during fiscal year 2009. The Committee also reviewed the Company’s Board and Board committee compensation structure and determined not to make any changes in 2009.

In addition, in January 2009, on the basis of recommendations made by Meyer-Chatfield, the Compensation Committee offered employees and directors the opportunity to cancel existing stock options that had exercise prices substantially in excess of the current fair market value of our shares (which were trading at approximately $8.40 to $8.95 at the time), and in exchange, to receive new stock options under our 2001 Stock Option Plan with an exercise price of $11.00, which at the time, was more than 20% higher than our current fair market value. At the time, the outstanding stock options had exercise prices ranging between $29.26 and $45.50. Meyer-Chatfield concluded, and the Compensation Committee agreed, that the existing stock options had no retention value for the officers and employees who held them. Accordingly Meyer-Chatfield recommended that our non-employee directors and senior officers forego their existing stock options in exchange for new stock options equal to one-half the number of their outstanding options, with an exercise price of $11.00 per share. For persons with outstanding option awards other than our non-employee directors and senior executives, Charter Financial agreed to exchange options on a one-for-one basis, with the new options each having an option exercise price of $11.00 per share. All exchanged options were granted on January 27, 2009 and vest after five years, which means that they would vest entirely on January 27, 2014.

Objectives of Our Compensation Program

The Company has the following objectives for its executive officer compensation program:

●	Attract, retain, motivate and reward highly qualified and productive executives by providing overall compensation that is competitive with other institutions with which we compete;

●	Motivate each individual to perform, to the best of his/her ability, in order to achieve targeted goals for the individual and the Company;

●	Improve Company performance, balancing risk-taking with fundamental concepts of safety and soundness;

●	Establish compensation levels that provide the greatest potential rewards for positions of greatest responsibility within a framework that is internally equitable;

●	Promote the long-term increase in the value of the Company by providing a portion of compensation in the form of Company common stock that vests over a period of years; and

●
Analyze compensation, taking into account all compensation elements, to determine the appropriate mix of compensation that will encourage superior performance and create alignment with the interests of our shareholders.

Compensation Program Design

Cash Compensation

Current cash compensation consists of base salary and short-term incentive plan compensation under our Incentive Compensation Plan, which covers executive officers and other Company employees.

For executive officers, we utilize compensation information from Hay Group. Our base salary levels for executive officers are intended to be competitive with our peer group to motivate individuals to discharge the responsibilities of their position and to reflect the officer’s role, responsibilities, experience, performance and contribution to CharterBank’s success. Our Compensation Committee generally adjusts base salaries of senior officers annually with input from Mr. Johnson or Mr. Washam. In making these adjustments, our Compensation Committee takes into account individual and CharterBank performance; the total current and potential compensation of a given officer, the levels of compensation paid by institutions that compete with us for executive talent; and the relative level of compensation in comparison to other executive officers and to our employees. At the beginning of fiscal year 2009, however, due to existing economic conditions, the base salaries of our management level employees, including our executive officers, were frozen at fiscal year 2008 levels. For fiscal year 2010, Charter Financial Corporation’s board of directors approved an increase in base salaries, ranging from 2% to 2.75%. Mr. Robert L. Johnson, our Chief Executive officer, has an employment agreement with CharterBank and receives a base salary under that agreement, subject to annual review and adjustment. Mr. Johnson’s base salary for fiscal year 2010 has not yet been determined.

Use of Compensation Survey

We have retained the Hay Group as compensation consultants to advise us with respect to our base compensation program. Most recently, Hay Group reviewed 54 positions within our organization (not including the executive team). We also use Meyer-Chatfield as compensation consultants for our senior executive officers and director compensation.

The Compensation Committee relies on peer group surveys prepared by consultants Meyer-Chatfield and the Hay Group to assess the competitiveness of the CharterBank’s pay practices in the marketplace. The peer group data is used in combination with other published supplemental survey sources reflecting industry data for banks similar in size and region, as well as information relating to individual and CharterBank performance to help the Compensation Committee make compensation decisions. Our last comprehensive compensation evaluation occurred in fiscal 2006. We have not made any major changes in executive job grades since then. Job grades and pay ranges have been adjusted, using market-based data provided by the Hay Group from its national data base.

Impact of Performance on Cash Compensation

CharterBank maintains an incentive compensation plan for employees to earn bonuses based on the achievement of objective pre-established performance goals. The plan consists of an incentive program which rewards performance, based on the achievement of key operating goals. All non-commissioned employees who are not covered under another cash incentive compensation plan are eligible to participate. Prior to fiscal year 2006, a portion of these incentive payments were made annually and the remaining portion was paid in equal installments over the following one to three years, depending on the employee’s position with CharterBank. In fiscal year 2006, the Board of Directors terminated this program and the entire incentive payment was made in fiscal year 2006. In fiscal years 2007 and 2008, the remaining portions of the incentives that were withheld in prior years were paid out on schedule, in addition to the incentives that were earned for the period. For fiscal year 2009, no incentive compensation was paid to any officer or employee because we did not meet our performance goals for the fiscal year.

Incentive compensation plan payouts are based on the level of individual and CharterBank performance measured against strategic criteria in the following categories: corporate achievement, departmental/business achievement and individual achievement.

In addition to performance-based compensation paid under our incentive compensation plan, we may from time to time make discretionary cash bonus payments to rectify inequities or recognize outstanding performance. No such bonus payments were made during fiscal year 2009.

Equity Compensation Plan

As a newly public company, Charter Financial Corporation granted restricted shares and stock options to key executives for the first time in 2002 under its 2001 Recognition and Retention Plan and 2001 Stock Option Plan, and has continued to make awards over time as conditions warrant or as new officers or directors are added. These plans authorized the grant of 283,177 shares of restricted stock and 707,943 options, respectively, to our officers, employees and directors. The stock-based incentive plans are one of the most important elements of our total compensation package, because they directly tie the interests of executive officers to the interests of Charter Financial Corporation’s shareholders.

In making award decisions from time to time, the Compensation Committee reviews regulatory guidelines, market data, and input provided by our consultants and attorneys. The Committee also considers recommendations from the Chief Executive Officer for grants to other executive officers. Awards have been based upon the individual’s responsibilities and position, years of service, and the value of the individual’s expected contribution to our future success.

As a result of recent market conditions and other factors affecting our stock price, all of our outstanding stock options at the beginning of fiscal year 2009 were significantly “underwater,” which means that the exercise price significantly exceeded the then market price of our shares. As a result, our stock options were no longer useful in motivating and retaining key employees. In fiscal year 2009, we engaged Meyer-Chatfield to review our stock options and make recommendations regarding whether repricing such options would be appropriate under the circumstances. Meyer-Chatfield recommended repricing such options by cancelling existing options and granting new options to our employees and directors. For executive officers and directors, Meyer-Chatfield’s recommendation was to grant new options equal to one-half the number previously held by such persons and, with respect to other employees, they recommended that new grants be made on a one-for-one basis. Meyer-Chatfield further recommended that such options be granted with an exercise price at least 20% above the then market price of Charter Financial Corporation’s common stock. On the basis of Meyer-Chatfield’s recommendations, in January 2009, the Compensation Committee offered employees and directors the opportunity to cancel existing stock options and replace them with new options in the amounts recommended with an exercise price of $11.00 per option, which was slightly greater than 20% above the then market value of our shares. In order to further the retention aspect of the option awards, we granted all such options with a five-year cliff vesting schedule.

Elements of Compensation

Overview

Our executive officer compensation program consists of the following elements: (i) base salary; (ii) a performance-based annual cash bonus under our incentive compensation plan; (iii) awards of stock options and restricted shares of Charter Financial common stock under our 2001 Stock Option Plan and 2001 Recognition and Retention Plan; and (iv) perquisites for certain executive officers. The following describes the elements of compensation and provides information on our decisions regarding fiscal 2009 compensation.

Cash Incentive Awards

The Company determines cash incentive awards in accordance with the guidelines established by our Compensation Committee under our incentive compensation plan. Our goals are:

●	To maximize long-term shareholder value by reinforcing achievement of key operating goal(s) as defined in our business plan and commitment to achievement of long-term strategic objectives.
●	Foster teamwork and cooperation, yet reinforce importance of individual performance.
●	Reward measureable, demonstrated results and require a minimum level of performance before paying incentives.

Our Compensation Committee selects officers to whom awards are made and the total potential incentive compensation for each officer under the incentive compensation plan. In making these determinations, our Compensation Committee considers the responsibilities and grade classification of each officer; each officer’s performance and anticipated future contributions to the Company; and prevailing market compensation levels for similar positions at other banks as determined by the Meyer-Chatfield compensation study. The Compensation Committee also considers recommendations for award levels made by our Chief Executive Officer.

The incentive compensation plan provides for an incentive, based on performance as measured by goal attainment from the scorecard model. Award opportunities are summarized within the corporate scorecard spreadsheet and approved annually by the Board of Directors or Compensation Committee. Payouts under our incentive compensation plan are determined based on achievement of pre-established fiscal year budget targets for categories of strategic criteria in comparison to actual results (for financial measures) or goals (for other measures).

In past years and in future years, each financial target and non-financial goal is weighted, based on the Compensation Committee’s determination of the relative importance of each target and goal to our overall performance. The specific targets and percentages differ for each goal. Awards under the plan are based upon actual performance, compared to budgeted goals, and the officer’s job grade mid-point within the Company.

Potential cash awards are based on attainment opportunities by job family as a percentage of base salary (non-exempt employees = 10%; exempt employees = 15%; assistant vice-president level = 25%; vice-president level = 30%; senior vice-president level = 35%; and chief executive officer level = 60%). The attainment opportunities are calculated across job grade mid-point and employees may earn from 0% to 100% of the attainment opportunity (e.g, a senior vice-president with a mid-point of $100,000 has an incentive opportunity of 35%, or $35,000). The Compensation Committee reviews the incentive compensation plan metrics at least annually to ensure they are aligned with the Company’s strategic plan. The Compensation Committee believes that the incentive targets are within competitive market ranges.

In fiscal year 2009, the incentive compensation plan metrics was established as pretax income as adjusted to exclude nonrecurring items. The zero attainment point was $3.65 million and 100% attainment at $6.85 million. Since adjusted pre-tax income was below $3.65 million, the Compensation Committee decided that no payouts would be made under the incentive compensation plan for fiscal 2009.

Equity Awards

Our Compensation Committee may make awards to our executive officers in the form of both shares of restricted stock and stock options. The award levels and vesting schedule are determined based on various factors, including performance and responsibilities of individual executives; regulatory requirements governing post-conversion equity grants; the previous history of Charter Financial Corporation as a mutual institution and the absence of prior equity compensation; and competitive market information provided by Meyer-Chatfield. The Compensation Committee also considers the accounting consequences of the awards to Charter Financial Corporation and the different tax consequences to executives and Charter Financial Corporation resulting from grants of incentive and non-qualified stock options and restricted shares. See “—Compensation Committee Activities in Fiscal Year Ended September 30, 2009” and “—Equity Compensation Plan” for a discussion of our Compensation Committee’s 2009 discussion to cancel existing options and grant new options.

Benefits

Charter Financial Corporation provides individual supplemental life insurance benefits to its executive officers. Additionally, all executive officers participate in the benefit plans generally available to our employees, including medical insurance, our 401(k) plan and employee stock ownership plan. We also recently implemented a supplemental executive retirement plan for Messrs. Johnson, Wesham and Kollar, in the form of individual Salary Continuation Agreements. This plan is intended to promote these senior executives’ continued service by providing a supplement to the executives’ other retirement benefits. The benefit is based on final cash compensation and length of service with Charter Financial Corporation.

Perquisites

Charter Financial Corporation provided perquisites to certain of our executive officers in the form of use of a company-owned automobile, country club membership and physical examinations.

Employment Agreements

Charter Financial Corporation entered into an employment agreement with Mr. Robert Johnson, our President and Chief Executive Officer. The employment agreement has a term of three years and may be renewed annually after a review of the executive’s performance. In addition to base salary, currently $277,410, the executive may receive other cash compensation in an amount not to exceed $100,000 in any year. In addition, the agreement provides for participation in employee benefit plans and programs maintained by Charter Financial Corporation, including retirement, pension, savings, profit-sharing or stock bonus plans, any group life, health, dental, accident and long-term disability insurance plans, incentive compensation plans or program, stock option and appreciation rights plans and restricted stock plans. Charter Financial Corporation will provide the executive with the use of an automobile and reimburse him for business expenses, including membership fees in clubs and organizations that are necessary and appropriate for business purposes. The agreement also guarantees customary corporate indemnification and errors and omissions insurance coverage throughout the employment term and for six years after termination.

Charter Financial Corporation may terminate the executive’s employment, and the executive may resign, at any time with or without cause. However, in the event of termination during the term of employment without cause, Charter Financial Corporation will owe the executive his earned but unpaid compensation and benefits due under our employee benefit plans and programs and those of CharterBank and he will also receive a lump-sum severance payment equal to three times his five-year average compensation, payable within 30 days of his termination of employment. The same severance benefits would be payable if the executive resigns during the term of employment following:

●
the failure of Charter Financial Corporation to appoint or re-appoint or elect or re-elect him to his executive position or, if he is also a director, the failure of the shareholders to elect or re-elect him as a member of the Board of Directors;

●
a material reduction in duties, functions or responsibilities not cured after 30 days notice; involuntary relocation of the executive’s principal place of employment to a location more than 35 miles from Charter Financial Corporation’s principal office in West Point, Georgia, and more than 35 miles from the executive’s principal residence; or

●
any reduction in base salary in effect from time to time or any change in the terms of any compensation or benefits programs in which he participates, which individually, or together with other changes, has a material adverse effect on the aggregate value of his total compensation package;

●	other material breach of contract by Charter Financial Corporation or CharterBank which is not cured within 30 days.

Mr. Johnson is subject to a covenant not to compete for one year following termination during the employment period, unless his termination occurs under circumstances entitling him to an additional severance payment. He is also subject to nonsolicitation and confidentiality provisions under the employment agreement.

The employment agreement also provides uninsured disability benefits. The agreement with Mr. Johnson was last renewed in August, 2009.

Change in Control Agreements

CharterBank entered into one-year change of control agreements with Curtis R. Kollar, William C. Gladden, and Lee Washam and also entered into a two-year change in control agreement with another senior officer. These agreements are guaranteed by Charter Financial Corporation. The term of these agreements is perpetual until CharterBank gives notice of non-extension, at which time the term is fixed for one-year in the case of the one-year agreements and two years in the case of the two-year agreement.

Generally, CharterBank may terminate the employment of any officer covered by these agreements, with or without cause, at any time prior to a change in control or a pending change in control. In such case, the executive will be entitled to his or her earned but unpaid compensation as of the date of termination, without obligation for additional severance benefits. However, if CharterBank or Charter Financial Corporation signs a merger agreement or other business combination agreement, or if a third party makes a tender offer or initiates a proxy contest, it could not terminate an officer’s employment without cause without liability for severance benefits. The severance benefits would generally be made in a lump-sum payment equal to one or two times, as applicable, the executive’s salary, bonus, short-term and long-term cash compensation received in the year (or two years, as applicable) prior to the occurrence of termination of employment. In addition, CharterBank will provide the executive and his or her dependents with continued group life, health, dental, accident and long-term disability insurance benefits on the same terms as prior to termination for a period of one to two years, depending on the term of the change of control agreement, and subject to reduction to the extent that such coverage is provided by a subsequent employer or through Medicare. CharterBank would pay the same severance benefits if the officer resigns after a change of control following:

●
a loss of title or position held immediately prior to the change of control or failure to vest in the executive the functions, duties or responsibilities customarily associated with such position that is not cured within 30 days after notice from the executive;

●
any reduction in base salary in effect from time to time or any change in the terms of any compensation or benefits programs in which the executive participates, which individually, or together with other changes, has a material adverse effect on the aggregate value of his or her total compensation package;

●
an involuntary relocation of his or her principal place of employment to a location more than 35 miles from CharterBank’s principal office on the day before the change of control and more than 35 miles from the officer’s principal residence, or

●	any other material breach of contract which is not cured within 30 days.

In the event of the executive’s disability occurring during a pending change of control or following a change of control, these agreements also provide uninsured disability benefits for the executive.

In connection with the stock offering, CharterBank intends to enter into amended and restated change of control agreements with Messrs. Washam, Kollar and Gladden that would increase the term of such agreements from one to two-years.

Benefit Plans.

401(k) Plan. CharterBank has adopted a 401(k) plan, which is a tax-qualified defined contribution plan, for employees of CharterBank who have completed at least three months of service. Eligible employees may contribute from 1% to 15% of annual compensation on a pre-tax basis each year, subject to limitations of the Internal Revenue Code. The 401(k) plan has an individual account for each participant’s contributions and allows each participant to direct the investment of his or her account. Participants are allowed to purchase Charter Financial Corporation common stock with their 401(k) accounts; however, participants will not be entitled to purchase stock in the offering through their 401(k) plan accounts.

Employee Stock Ownership Plan. This plan is a tax-qualified plan that covers substantially all employees who have at least one year of service with CharterBank. CharterBank implemented the plan in connection with 2001 reorganization into the mutual holding company structure and stock offering. Charter Financial Corporation made a loan to the ESOP to purchase 8% of the shares sold in the initial offering, or 317,158 shares. The ESOP loan has a term of 30 years, but may be prepaid more rapidly. The shares purchased with the ESOP loan were initially held as pledged collateral for the loan in a suspense account but are released from the suspense account and allocated to participants’ accounts as the ESOP loan is repaid. Although contributions to this plan are discretionary, CharterBank intends to contribute enough each year to make the required principal and interest payments on the loan. In connection with the “second-step” conversion of First Charter, MHC, our ESOP will obtain either a second loan or refinance the original loan and purchase additional shares equal to 6% of the shares sold in the second step offering.

Benefit Restoration Plan. In connection with our initial stock offering in 2001, Charter Financial Corporation implemented a Benefit Restoration Plan, which was intended to provide certain executive officers with benefits and contributions equal to those that they could not receive under our tax-qualified 401(k) Plan and ESOP due to certain tax law limits. In addition, the Benefit Restoration Plan was intended to provide an additional benefit for any participant who retires prior to the payment in full of the ESOP loan, approximately equal to the amount such person would have received had he or she continued to work for the duration of the ESOP loan. The Benefit Restoration Plan was frozen, effective in January 2009, in connection with CharterBank’s implementation of a new Salary Continuation Plan. At the time that it was frozen, the only participant in the Benefit Restoration Plan was Mr. Johnson.

Salary Continuation Plan. In January 2009, CharterBank implemented a Salary Continuation Plan for the benefit of three of our named executive officers: Messrs. Johnson, Washam and Kollar. The Salary Continuation Plan is intended to provide a benefit equal to a percentage (50% for Mr. Johnson; 30% for Mr. Washam and 10% for Mr. Kollar) of the named executive officer’s average base salary for the highest three calendar years ending on the earlier of the executive’s normal retirement age or separation from service. With respect to Mr. Johnson, who participated in our Benefit Restoration Plan prior to the date it was frozen, the benefit under the Salary Continuation Plan will be reduced by the benefit available to him under the Benefit Restoration Plan. The benefit will be payable in 180 monthly installments no earlier than the executive’s early retirement date (e.g., the later of 10 years of service or age 62).

Executive Compensation

The following table sets forth for the year ended September 30, 2009 certain information as to the total remuneration paid by Charter Financial Corporation to Robert L. Johnson, President and Chief Executive Officer, Curtis R. Kollar, Chief Financial Officer, and the three other most highly compensated executive officers of Charter Financial Corporation or CharterBank (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)(1)		Bonus ($)	Stock awards ($)(3)	Option awards ($)(4)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)(5)	All other compensation ($)(6)	Total ($)
Robert L. Johnson President, Chief Executive Officer and Director	2009	$315,311	(2)	$—	$146,656	$5,964	$—	$76,955	$136,357	$681,243

Curtis R. Kollar Senior Vice President and Chief Financial Officer	2009	147,854		—	17,155	2,812	—	15,868	39,385	223,074

Lee Washam President of Charter Bank	2009	189,302		—	88,560	2,672	—	33,661	64,726	378,921

William C. Gladden Senior Vice President	2009	94,605		—	2,806	1,700	—	—	17,069	116,180

Ronald Warner Senior Vice President, Credit Administration and Senior Lending Officer	2009	109,567		—	2,154	1,324	—	—	8,224	121,269

(1)	Includes $14,938, $16,012, $10,048, $12,786 and $2,191 of elective deferrals to Charter Financial Corporation’s 401(k) plan by Messrs. Johnson, Kollar, Washam, Gladden and Warner, respectively.
(2)	Includes director fees in the amount of $37,900.
(3)
Reflects the value of all stock awards that vested during 2009 that were granted under the Charter Financial Corporation 2001 Recognition and Retention Plan.  The value is the amount recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards (“SFAS”) 123(R).  SFAS 123(R) requires compensation expense on restricted stock awards to be recognized ratably over the vesting period in an amount equal to the market price of our common stock at the date of grant.

(4)
Reflects the value of option awards that had been granted under the Charter Financial Corporation 2001 Stock Option Plan.  The value is the amount recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718, Stock Compensation (formerly FASB Statement 123R).  The option valuations are based upon the Black-Scholes valuation model using the following assumptions for the awards in 2009:  (1) expected term of option, 8 years; (2) annual volatility of common stock, 42.13%; (3) expected dividend yield of common stock, 11.75%; and (4) risk-free interest rate, 3.21% per annum, which results in a valuation of $.61 per option.

(5)	Reflects change in value in Salary Continuation Agreements only.
(6)	All other compensation was comprised of the following elements for the year ended September 30, 2009:

	Johnson	Kollar	Washam	Gladden	Warner

Employee Stock Ownership Plan	$16,850	$14,905	$16,130	$11,119	$6,032
Benefit Restoration Plan	28,052	—	—	—	—
Life Insurance Premiums (1)	875	891	332	891	239
Dividends on Restricted Stock(2)	80,229	23,181	38,635	3,091	1,545
Automobile	3,206	—	3,900	—	—
Country Club Dues	—	—	2,322	1,560	—
Executive Health Benefits	6,737	—	2,999	—	—
Long-term Disability Premiums	408	408	408	408	408
	136,357	39,385	64,726	17,069	8,224

(1)	Reflects payments for life insurance reported as taxable compensation on the Named Executive Officer’s Form W-2.
(2)	Reflects dividends and interest paid on shares of restricted common stock that vested during 2009, which we reported as taxable compensation on the Named Executive’s Officer’s Form W-2.

Grants of Plan-Based Awards.  The following table sets forth certain information as to grants of plan-based awards for the Named Executive Officers for the year ended September 30, 2009.

Name	Grant date	All other stock awards: number of shares or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (1)

Robert L. Johnson	1/27/2009	-	74,000	11.00	$45,140
Curtis R. Kollar	1/27/2009	-	31,875	11.00	19,444
Lee Washam	1/27/2009	-	30,000	11.00	18,300
William C. Gladden	1/27/2009	-	17,000	11.00	10,370
Ronald Warner, Sr.	1/27/2009	-	12,000	11.00	7,320

(1)	Options were valued at $.61 per option using the Black-Scholes valuation method.

Grants of stock options reflected in the above table were made pursuant to the Charter Financial Corporation 2001 Stock Option Plan.  For the year ended September 30, 2009, all existing options were cancelled and new options were awarded in January 2009 to each Named Executive Officer as shown in the above table.  Upon the recommendation of Meyer-Chatfield and in order to motivate and retain our officers and employees, the Compensation Committee offered employees and directors the opportunity to cancel outstanding stock options that had exercise prices ranging from $29.26 to $45.50 and replace such options with new options with an exercise price of $11.00.  All such person agreed and Charter Financial Corporation repriced all outstanding stock options, including those awarded to our Named Executive Officers, by cancelling such options and replacing them with options that had a strike price of $11.00, which was at least 20% higher than the then-market value of Charter Financial Corporation common stock.  With respect to Named Executive Officers, one repriced option was granted for every two options cancelled.  The repriced options were awarded subject to a five-year cliff vesting schedule so that all repriced options would become exercisable in January 2014 (or earlier in the event of the recipient’s death or disability).  For a further discussion of grants made pursuant to this plan for the year ended September 30, 2009, see “—Compensation Discussion and Analysis—Equity Compensation Plan.”

Incentive Compensation Plan.  Charter Financial Corporation maintains an incentive compensation plan which provides for an incentive bonus based on performance as measured by goal attainment from the scorecard model.  Pay-outs under the incentive compensation plan are determined based on achievement of pre-established fiscal year budget targets for categories of strategic criteria in comparison to actual results.  However, for fiscal 2009, based on predictable and unpredictable financial obligations of Charter Financial Corporation, metrics under the plan were not fully established.  Accordingly, no amounts were realized by any of our executives or employees under the incentive compensation plan for fiscal 2009.

Stock-Based Benefit Plans.

Charter Financial has implemented two stock-based incentive plans which are discussed below.  The purpose of the plans is to better align the interests of our management and board of directors with those of our stockholders, provide performance incentives to our senior officers and directors, and to encourage the retention of key employees and directors by facilitating the purchase of our stock through the exercise of options as well as the ownership of our stock through restricted stock awards.

2001 Stock Option Plan.  A total of 707,943 shares have been reserved for issuance under the 2001 Stock Option Plan.  Stock options may be made to eligible employees and directors of CharterBank or Charter Financial Corporation.  Pursuant to the plan, option grants may be made that are intended to qualify as incentive stock options as well as options that do not so qualify.  Incentive stock options may only be granted to employees.  The plan is administered by a committee consisting of the members of the Compensation Committee of Charter Financial Corporation.  Unless the Compensation Committee provides otherwise, stock options will become vested no more rapidly than 20 percent per year, commencing on the first anniversary of initial shareholder approval of the plan, provided that all awards will become fully vested in the event of the award recipient’s death, disability, retirement or a change of control.  A stock option may generally be exercised for a period of ten years, except in certain circumstances.  The exercise price of stock options will be at least 100% of the fair market value of the underlying common stock on the date of grant.

2001 Recognition and Retention Plan.  The maximum number of shares of Charter Federal Corporation common stock available for awards under the 2001 Recognition and Retention Plan is 283,177 shares.  Stock awards may be made to eligible employees and directors of CharterBank or Charter Financial Corporation.  The plan is administered by a committee consisting of the members of the Compensation Committee of Charter Financial Corporation.  Unless the Compensation Committee provides otherwise, shares of common stock subject to an award will become vested at the rate of 20 percent per year, commencing 20 calendar days after the end of the calendar quarter that includes the first anniversary of the plan’s effective date, and will become fully vested on the 20th calendar day after the end of the calendar quarter that includes the fifth anniversary of the plan’s effective date, provided that all awards will become fully vested in the event of the award recipient’s death, disability, termination of service upon retirement, or upon a change in control.  Unless the Committee determines otherwise, any cash dividends or distributions declared and paid with respect to shares subject to an award that are allocated to an eligible director or employee in connection with such award will be subject to the same vesting and other restrictions as the shares to which the award relates and will be invested for the benefit of the eligible director or employee in money market accounts or certificates of deposit.  Any dividends or distributions declared and paid in property other than cash with respect to shares of common stock will be subject to the same vesting and other restrictions as the shares to which the award relates.  All voting rights pertaining to unvested shares related to an award or to shares that are contained in the fund established under the plan and not allocated in connection with an award will be exercised by the funding agent in such manner as to reflect the voting directions given for all other outstanding shares, except for shares voted by First Charter, MHC.  An award is not transferable by the eligible director or employee other than by will or the laws of descent and distribution and the shares granted pursuant to such award and held in the trust will be distributable, during the lifetime of the recipient, only to the recipient.

Outstanding Equity Awards at Year End.  The following table sets forth information with respect to outstanding equity awards as of September 30, 2009 for the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT SEPTEMBER 30, 2009(1)
	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable (2)	Equity incentive plan awards: number of securities underlying unexercised earned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(8)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Robert L. Johnson	—	74,000	—	$11.00	1/27/19	20,766	(3)	$254,384	—	—

Curtis R. Kollar	—	31,875	—	$11.00	1/27/19	1,000	(4)	$12,250	—	—

Lee Washam	—	30,000	—	$11.00	1/27/19	6,500	(5)	$79,625	—	—

William C. Gladden	—	17,000	—	$11.00	1/27/19	200	(6)	$2,450	—	—

Ronald Warner	—	12,000	—	$11.00	1/27/19	200	(7)	$2,450	—	—

(1)	All equity awards reflected in this table were granted pursuant to Charter Financial Corporation’s 2001 Recognition and Retention Plan or 2001 Stock Option Plan, described above.
(2)	All unvested stock options will vest on January 27, 2014.
(3)	5,192, 5,191, 5,192 and 5,191 restricted stock awards will vest on July 27, 2010, July 27, 2011, July 27, 2012 and July 27, 2013, respectively.
(4)	All restricted stock awards will vest on September 27, 2010.
(5)	2,500, 2,500 and 1,500 restricted stock awards will vest on January 30, 2011, January 30, 2012 and September 27, 2010, respectively.
(6)	All restricted stock awards will vest on September 27, 2010.
(7)	All restricted stock awards will vest on September 27, 2010.
(8)	Based on the $12.25 per share trading price of our common stock on September 30, 2009.

Option Exercises and Stock Vested.  The following table sets forth information with respect to option exercises and stock that vested during the year ended September 30, 2009 for the Named Executive Officers.

OPTION EXERCISES AND STOCK VESTED FOR THE YEAR ENDED SEPTEMBER 30, 2009
	Option awards		Stock awards
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($) (1)
Robert L. Johnson	—	—	5,191	$73,972

Curtis R. Kollar	—	—	1,500	21,375

Lee Washam	—	—	2,500	35,625

William C. Gladden	—	—	200	2,850

Ronald Warner	—	—	100	1,425

(1)	Based on the $14.25 per share trading price of our common stock on August 1, 2009.

Pension Benefits.  The following table sets forth information with respect to pension benefits at and for the year ended September 30, 2009 for the Named Executive Officers who are participants in our Salary Continuation Plan.

PENSION BENEFITS AT AND FOR THE YEAR ENDED SEPTEMBER 30, 2009
Name	Plan name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Robert L. Johnson	Salary Continuation Agreement	—	76,955	—

Curtis R. Kollar	Salary Continuation Agreement	—	15,868	—

Lee Washam	Salary Continuation Agreement	—	33,661	—

Salary Continuation Plan.  CharterBank entered into Salary Continuation Plan Agreements with Messrs. Robert Johnson, Curt Kollar, and Lee Washam, effective as of January 1, 2009.  On the date of the executive’s separation from service on or after attainment of normal retirement age (the later of age 65 or ten years of service) for reasons other than death, disability, termination for cause or other circumstances specified in the plan, or upon a separation from service within two years after a change in control, the executive will receive an annual benefit equal to a percentage (50% for Mr. Johnson, 10% for Mr. Kollar and 30% for Mr. Washam) of the executive’s average base salary for the highest three consecutive calendar years ending on the earlier of the executive’ normal retirement age or the date of the executive’s separation from service within two years after a change in control, payable in equal monthly installments for 15 years beginning on the first day of the month after the executive’s normal retirement date.

Upon the executive’s early retirement date (defined as the executive’s separation from service upon or following the completion of ten years of service and attainment of age 62, but before normal retirement age, for reasons other than death, disability, termination for cause or other circumstances specified in the plan, or upon a separation from service within two years after a change in control), the executive will be entitled to an amount equal to the accrual balance (as defined in the plan) earned as of the last day of the month immediately preceding the executive’s early retirement date, payable in 180 equal monthly installments beginning on the first day of the month after the executive’s early retirement date.  Upon the executive’s early termination date (defined  as separation from service upon or following completion of ten years of service but before reaching his early retirement date or normal retirement date, for reasons other than death, disability, termination for cause or other circumstances specified in the plan, or separation from service within two years after a change in control), the executive will receive an amount equal to the accrual balance earned as of the last day of the plan year immediately preceding or coinciding with the executive’s early termination date, payable in 180 equal monthly installments beginning on the first day of the month after the executive’s normal retirement age.

In the event the executive becomes disabled before reaching normal retirement age, the executive will receive an annual amount equal to the normal retirement benefit computed as if the executive had continued in the employ of CharterBank at the rate of the annual base salary in effect at the date of his disability determination until attainment of normal retirement age.  The disability benefit will be payable in equal monthly installments for 15 years beginning on the first day of the month after the executive’s disability determination.

In the event of separation from service within two years after a change in control, the executive will receive an amount equal to the normal retirement benefit or the executive’s accrual balance as of the last day of the plan year preceding the change in control’s effective date, whichever is greater, payable in 180 equal monthly installments beginning on the first day of the month after the month after the executive’s separation from service.

The distribution of Mr. Johnson’s benefit under his Salary Continuation Plan Agreement is subject to the following reduction:  in the event Mr. Johnson’s benefit under the Benefit Restoration Plan is paid in 120 equal monthly installments, then each of the last 120 monthly installments payable under Mr. Johnson’s Salary Continuation Plan Agreement will be reduced by each corresponding monthly installment payment paid under the Benefit Restoration Plan during such 120-month period.  If Mr. Johnson’s benefit under the Benefit Restoration Plan is paid in a lump sum, then each monthly installment under Mr. Johnson’s Salary Continuation Plan Agreement will be reduced by the amount of the monthly payment that would have been made under the Benefit Restoration Plan if 180 equal monthly installments with a present value equal to such lump sum had been paid under the Benefit Restoration Plan.

Nonqualified Deferred Compensation.  The following table sets forth certain information with respect to our Benefit Restoration Plan, a nonqualified deferred compensation plan, at and for the year ended September 30, 2009.

Nonqualified Deferred Compensation At And For The Year Ended September 30, 2009
Name	Executive contributions in last fiscal year ($) (1)	Registrant contributions in last fiscal year ($) (1)	Aggregate earnings in last fiscal year ($) (2)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last fiscal year end ($)

Robert L. Johnson	—	$28,052	10,862	—	$822,116

(1)	Contributions included in the “Registrant contributions in last fiscal year” column are included as compensation for Robert L. Johnson in the Summary Compensation Table.
(2)	Amounts included in the “Aggregate earnings in last fiscal year” are not included as compensation for Mr. Johnson in the Summary Compensation Table because such earnings are not “above market.”

Benefit Restoration Plan.  CharterBank established the Benefit Restoration Plan in order to provide restorative payments to selected executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula and the full matching contribution under our 401(k) plan.  Robert L. Johnson, is the only participant in the plan.  The restorative payments under the Benefit Restoration Plan consist of payments in lieu of shares that cannot be allocated to the participant under the employee stock ownership plan and payments for employer matching contributions that cannot be allocated under the 401(k) plan due to the legal limitations imposed on tax-qualified plans.   Also, in the case of a participant who retires before the repayment in full of the employee stock ownership plan’s loan, the restorative payments include a payment in lieu of the shares that would have been allocated if employment had continued through the full term of the loan.

Due to the complicated nature of the computation of benefits under the Benefit Restoration Plan, the Compensation Committee decided to freeze the plan, effective January 2009.  At that time, the Compensation Committee implemented the Salary Continuation Plan for the benefit of Messrs. Johnson, Washam and Kollar.

Split Dollar Life Insurance Plans.

CharterBank entered into an endorsement split-dollar life insurance plan with each Named Executive Officer to provide death benefits to each participant’s beneficiaries.  CharterBank purchased life insurance policies on the life of each participant in an amount sufficient to provide for the benefits under the plan. The participant has the right to designate the beneficiary who will receive the participant’s share of the proceeds payable upon his death.  The policies are owned by CharterBank which pays each premium due on the policies.  Upon the death of a participant, the proceeds of the policies are divided between the participant’s beneficiary, who is entitled to $100,000 as of the participant’s date of death, and CharterBank, which is entitled to the remainder of the death proceeds.  Upon the occurrence of certain events specified in each plan, such as the employee’s termination of  employment with CharterBank for any reason, total cessation of CharterBank’s business, bankruptcy, receivership or dissolution of CharterBank, receipt by CharterBank of written notification from the participant requesting to terminate the participation agreement, surrender, lapse, or other termination of the policy on the life of the participant by CharterBank, the employee’s participation in the plan will terminate and all death proceeds will be paid solely to CharterBank.  CharterBank has the right to terminate each policy at any time and for any reason.

The CharterBank intends to modify the split dollar agreements to increase the amount of benefit payable to certain of the Named Executive Officers.  Specifically, CharterBank intends to increase the death benefit payable to the beneficiaries of Messrs. Johnson, Washam and Kollar to $2,000,000, $1,000,000 and $500,000, respectively.  If implemented, such benefit will be payable to the executive’s beneficiary whether the executive’s death occurs before or after the executive’s retirement.

Potential Payments to Named Executive Officers

The following table shows potential payments that would be made to the Named Executive Officers upon specified events, assuming such events occurred on September 30, 2009, pursuant to each individual’s employment or change in control agreement, as applicable, pursuant to stock options and restricted stock awards that have been granted under our stock option plan and restricted stock award plan.

	Robert L. Johnson
Type of Benefit	Voluntary Resignation or Retirement			Termination without Cause			Termination for Cause			Termination for Good Reason before or after Change in Control		Disability		Death
Salary Continuation Plan		$—			$—			$—		$—		$1,258,467	(2)	$—
Benefit Restoration Plan		$822,116	(3)		$822,116	(3)		$822,116	(3)	$822,116	(3)	$822,116	(3)	$822,116	(3)
2001 Stock Option Plan	$			$	―		$	―		$92,500	(5)	$92,500	(5)	$92,500	(5)
2001 Recognition and Retention Plan		$254,384	(6)		$—			$—		$254,384	(6)	$254,384	(6)	$254,384	(6)
Employment Agreement		$—			$2,181,514	(7)		$—		$2,041,826	(8)	$138,706	(9)	$—

	Curtis R. Kollar
Type of Benefit	Voluntary Resignation			Termination without Cause			Termination for Cause			Termination for Good Reason before or after Change in Control		Disability		Death
Salary Continuation Plan		$15,868	(1)		$15,868	(1)	$	―		$15,868	(1)	$1,108,905	(2)	$15,868	(4)
2001 Stock Option Plan	$			$	―		$	―		$39,844	(5)	$39,844	(5)	$39,844	(5)
2001 Recognition and Retention Plan		$12,250	(6)	$	―		$	―		$12,250	(6)	$12,250	(6)	$12,250	(6)
Change in Control Agreement	$	―			$210,104	(10)	$	―		$210,104	(10)	$73,927	(9)	$ ―

	Lee Washam
Type of Benefit	Voluntary Resignation			Termination without Cause			Termination for Cause			Termination for Good Reason before or after Change in Control		Disability		Death
Salary Continuation Plan		$33,361	(1)		$33,361	(1)		$—		$33,361	(1)	$1,419,765	(2)	$33,361	(4)
2001 Stock Option Plan	$	―		$	―		$	―		$37,500	(5)	$37,500	(5)	$37,500	(5)
2001 Recognition and Retention Plan	$	―		$	―		$	―		$79,625	(6)	$79,625	(6)	$79,625	(6)
Change in Control Agreement	$	―			$274,938	(10)	$	―		$274,938	(10)	$94,651	(9)	$ ―

	William C. Gladden
Type of Benefit	Voluntary Resignation			Termination without Cause			Termination for Cause			Termination for Good Reason before or after Change in Control		Disability		Death
2001 Stock Option Plan	$			$	―		$	―		$21,250	(5)	$21,250	(5)	$21,250	(5)
2001 Recognition and Retention Plan		$2,450	(6)	$	―		$	―		$2,450	(6)	$2,450	(6)	$2,450	(6)
Change in Control Agreement	$	―			$134,535	(10)	$	―		$134,535	(10)	$47,303	(9)	$ ―

	Ronald Warner
Type of Benefit	Voluntary Resignation			Termination without Cause			Termination for Cause			Termination for Good Reason before or after Change in Control		Disability		Death
2001 Stock Option Plan		$—			$—			$—		$15,000	(5)	$15,000	(5)	$15,000	(5)
2001 Recognition and Retention Plan		$—			$—			$—		$2,450	(6)	$2,450	(6)	$2,450	(6)

(footnotes begin on following page)

(1)
The Salary Continuation Plan provides an early termination benefit if an executive terminates employment after completing ten years of service but before attaining age 62 for a reason other than death, disability or termination for cause.  Each of Messrs. Johnson, Kollar and Gladden are entitled to an early termination benefit as of September 30, 2009.  The early termination benefit is equal to the accrual balance as of the last day of the year preceding the year of termination.  The benefit is payable over 180 months commencing in the month after the executive attains age 65.  For Mr. Johnson only, the amount of his benefit is reduced by the amount of the benefit payable under the Benefit Restoration Plan, and consequently he is not entitled to a benefit.  Messrs. Gladden and Warner do not participate in a the Salary Continuation Plan.  Amounts shown have not been discounted to present value.

(2)
The Salary Continuation Plan provides a disability benefit equal to 50% of the average of the executive’s three years of base salary, payable monthly for 15 years, with the first payment commencing in the month after the executive’s disability.  Amounts shown have not been discounted to present value.  For Mr. Johnson only, the amount of his benefit is reduced by the amount of the benefit payable under the Benefit Restoration Plan.

(3)
As of September 30, 2009, the Benefit Restoration Plan provides that upon a termination of service the executive will receive a single lump sum payment equal to the amount accrued for the executive.  Mr. Johnson is the sole participant in the plan.

(4)
The Salary Continuation Plan provides a death benefit equal to the executive’s accrual balance as of the last day of the plan year preceding the date of death.  The benefit is payable over 180 months commencing in the month after the executive’s death.  Amounts shown have not been discounted to present value.  For Mr. Johnson only, the amount of his benefit is reduced by the amount of the benefit payable under the Benefit Restoration Plan and consequently he is not entitled to a benefit.

(5)
As of September 30, 2009, none of the stock option awards have vested.  For Messrs. Johnson, Kollar, Washam, Gladden and Warner, 74,000, 31,875, 30,000, 17,000 and 12,000 stock options, respectively, will vest in the event of a change in control or the executive’s death,  disability or normal (but not early) retirement.  The amount shown represents the difference between the fair market value of the stock as of September 30, 2009 ($12.25) and the exercise price ($11) times the number of stock options.

(6)
As of September 30, 2009, for Messrs. Johnson, Kollar, Washam, Gladden and Warner, 20,766, 1,000, 6,500, 200, 200 shares of restricted stock, respectively, will vest in the event of a change in control, death, disability or retirement.  The restricted shares of common stock granted under the plan were valued at $12.25 per share, the share price as of September 30, 2009.  Messrs. Johnson, Kollar and Gladden satisfy the plan’s definition of retirement and consequently will be fully vested upon voluntary resignation or retirement.

(7)
Amount represents the aggregate value of the payments and benefits Mr. Johnson would be entitled to receive under his employment agreement in the event of his involuntary termination of employment (other than an involuntary termination of employment following a change in control) during the term of his employment agreement.  Under the employment agreement, in the event of a termination without cause, Mr. Johnson would be entitled to receive a lump sum cash payment equal to three times the sum of his five year average of Form W-2 compensation, payable within 30 days of termination.

(8)
Amount represents the value of the payments and benefits Mr. Johnson would be entitled to receive under his employment agreement in the event of his involuntary termination of employment following a change in control of the corporation.  Such amount was reduced in order to avoid an “excess parachute payment” under Section 280G of the Code.  Under the employment agreement, in the event of a termination for “good reason,” Mr. Johnson would be entitled to receive a lump sum cash payment equal to three times the sum of his five year average of Form W-2 compensation, payable within 30 days of termination, subject to reduction to avoid an “excess parachute payment” under Section 280G of the Code.

(9)
Amount represents the gross benefit payable to Mr. Johnson upon termination (whether before or after a change in control) due to disability and to Messrs. Kollar, Washam, Gladden and Warner in the event of a termination due to disability following a change in control of the corporation, which is 50% of base salary for up to six months.

(10)
Amount represents the value of the payments and benefits Messrs. Kollar, Washam and Gladden would be entitled to receive under their change in control agreements in the event of either their involuntary termination of employment or termination for good reason following a change in control of the corporation.  Such amount is subject to reduction in order to avoid an “excess parachute payment” under Section 280G of the Code; however, the amount of the payments were not required to be reduced pursuant to Section 280G of the Code.  Under the change in control agreements, each executive would be entitled to receive (i) a lump sum cash payment equal to one times the sum of the executive’s salary, bonus and short and long-term cash compensation payable in the year prior to the year of termination, payable within 30 days of termination, and (ii) continued life, health, dental, accident and long-term disability insurance for one year, with the executive paying his share of the employee premiums.

Directors’ Compensation

The following table sets forth for the year ended September 30, 2009 certain information as to the total remuneration we paid to our directors other than Mr. Robert L. Johnson.  Director compensation paid to Mr. Robert L. Johnson is reflected above in “Executive Officer Compensation – Summary Compensation Table.”

DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED SEPTEMBER 30, 2009
Name	Fees earned or paid in cash ($)	Stock awards ($)(1)		Option awards ($) (1), (2)		Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)(9)	Total ($)
Jane W. Darden	$43,200	2,880	(3)	824	(3)	—	—	$1,986	$48,890
Thomas M. Lane	42,400	2,880	(4)	644	(4)	—	—	1,785	47,709
Curti M. Johnson	39,700	2,880	(5)	376	(5)	—	—	—	42,956
David Z. Cauble, III	42,700	2,880	(6)	824	(6)	—	—	1,888	48,292
William B. Hudson	40,500	2,880	(7)	824	(7)	—	—	1,420	45,624
David L. Strobel	41,100	2,880	(8)	600	(8)	—	—	1,940	46,520

(1)
At September 30, 2009, the aggregate number of share awards and the aggregate number of option awards granted to directors under Charter Financial Corporation’s 2001  Recognition and Retention Plan and 2001 Stock Option Plan were 2,000 shares and 54,600 options, respectively.

(2)
The grant date fair value of each stock award under the 2001 Stock Option Plan was $.61, based upon the Black-Scholes valuation model using the following assumptions for the awards repriced in 2009: (1) expected term of option, 8 years; (2) annual volatility of common stock, 42.13%; (3) expected dividend yield of common stock, 11.75%; and (4) risk-free interest rate, 3.21% per annum.

(3)	At September 30, 2009, Ms. Darden had 11,000 stock options outstanding and 400 unvested shares of restricted common stock.
(4)	At September 30, 2009, Mr. Lane had 8,600 stock options outstanding and 400 unvested shares of restricted common stock.
(5)	At September 30, 2009, Mr. Johnson had 5,000 stock options outstanding and no unvested shares of restricted common stock.
(6)	At September 30, 2009, Mr. Cauble had 11,000 stock options outstanding and 400 unvested shares of restricted common stock.
(7)	At September 30, 2009, Mr. Hudson had 11,000 stock options outstanding and 400 unvested shares of restricted common stock.
(8)	At September 30, 2009, Mr. Strobel had 8,000 stock options outstanding and 400 unvested shares of restricted common stock.
(9)
Represents income recognized when dividends on stock awards are distributed when the underlying award vests and, for all directors other than Messrs. Johnson and Hudson, payments for life insurance reported as taxable compensation on the individual’s Form 1099.

Directors’ Compensation

Director Fees.  Each individual who serves as a director of Charter Financial Corporation currently also serves as a director of First Charter, MHC and CharterBank and earns director fees in each capacity.

Each non-employee director of First Charter, MHC, other than the board chairman, is paid a retainer of $8,000.  Robert L. Johnson, as the Chairman of the Board of First Charter, MHC is paid a retainer of $9,000. The board of directors of First Charter, MHC meets quarterly.  Board members receive $500 for each meeting attended.

Charter Financial Corporation pays board members an annual retainer of $10,000 per year and committee chairmen also receive an additional retainer of $1,000 per year.   Board members also receive $200 per board meeting attended and $200 per committee meeting attended.   Charter Financial Corporation has two standing committees:  the Audit Committee and the Personnel and Compensation Committee.

The directors of CharterBank, other than the Chairman of the Board, receive an annual retainer of $8,000, and the Chairman of the Board of CharterBank receives an annual retainer of $9,000.  The directors also receive $500 for each board meeting attended and $200 for each committee meeting attended.    Committee chairs also receive an additional $1,000 annual retainer.

Split Dollar Life Insurance Plans.

CharterBank entered into an endorsement split-dollar life insurance plan with each Director, other than Curti Johnson and William Hudson, to provide death benefits to each participant’s beneficiaries.  CharterBank purchased life insurance policies on the life of each participant in an amount sufficient to provide for the benefits under the plan. The participant has the right to designate the beneficiary who will receive the participant’s share of the proceeds payable upon his death.  The policies are owned by CharterBank which pays each premium due on the policies.  Upon the death of a participant, the proceeds of the policies are divided between the participant’s beneficiary, who is entitled to $100,000 as of the participant’s date of death, and CharterBank, which is entitled to the remainder of the death proceeds.  Upon the occurrence of certain events specified in each plan, such as the participant’s termination of  service with CharterBank for any reason, total cessation of CharterBank’s business, bankruptcy, receivership or dissolution of CharterBank, receipt by CharterBank of written notification of a request to terminate the participation agreement from the participant, surrender, lapse, or other termination of the policy on the life of the participant by CharterBank, the Director’s participation in the plan will terminate and all death proceeds will be paid solely to CharterBank.

Transactions With Certain Related Persons

At September 30, 2009, loans and open lines of credit to executive officers, directors and their associates totaled approximately $10.3 million.  Federal law requires that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and must not involve more than the normal risk of repayment or present other unfavorable features.  Federal regulations adopted under this law permit executive officers and directors to receive the same terms that are widely available to other employees as long as the director or executive officer is not given preferential treatment compared to the other participating employees. Loans to executive officers must be approved by the full board of directors regardless of amounts.

CharterBank makes loans to its directors, executive officers and employees through an employee loan program. The program applies only to first or second mortgage loans on a primary or secondary residence, and provides for an origination fee of $500 compared to our usual origination fee of 1% of the amount of the loan.  Except for the reduced origination fee, these loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Prior to 2008, CharterBank leased its branch office located at 3500 20th Avenue, Valley, Alabama, from a company, referred to herein as Seller, in which Robert L. Johnson and Curti M. Johnson owned minority interests.  In February 2008, Robert and Curti Johnson had become the sole owners of Seller, and Seller entered into negotiations with a third party to sell the shopping center in which the branch office is located.  The third party offered to sell the branch office without its parking lot to CharterBank after the third party acquired the shopping center from Seller.  In response to this offer, CharterBank formed an independent committee of the board of directors to evaluate CharterBank’s options for continuing to operate the branch office.  The committee determined that acquiring the entire shopping center in which the branch was located, and then reselling portions of the property while retaining the branch office and its parking lot was preferable to CharterBank’s other available options. Neither Robert Johnson nor Curti Johnson participated in the board discussions regarding the acquisition, and both directors abstained from the voting on this matter.  On December 30, 2008, CharterBank acquired the shopping center and in June 2009, CharterBank entered into a contract to sell the shopping center, less the branch building, branch parking lot and one other outparcel.  The net cost to CharterBank to acquire the branch office, parking and outparcel will be approximately $900,000.

Pursuant to the Audit Committee charter, the Audit Committee oversees transactions with related persons and reviews such transactions for potential conflicts of interest on an on-going basis. Our Conflict of Interest Policy and Code of Conduct requires that our executive officers and directors disclose any existing or emerging conflicts of interest.  In addition, the board of directors reviews all loans made to directors and executive officers.  Other than as described above, we do not maintain a written policy with respect to related party transactions.

Indemnification of Directors and Officers

The officers, directors, agents and employees of Charter Financial are indemnified with respect to certain actions pursuant to Charter Financial’s articles of incorporation and Maryland law.  Maryland law allows Charter Financial to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Charter Financial.  No such indemnification may be given (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated, or (iii) to the extent otherwise provided by Maryland law.  The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons by our bylaws or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Benefits to be Considered Following Completion of the Conversion

Stock-Based Incentive Plan.  Following the stock offering, we intend to adopt a new stock-based incentive plan that will provide for grants of stock options and restricted common stock awards.  The number of options granted or shares awarded under the plan may not exceed 10% and 4%, respectively, of the shares sold in the stock offering if the stock-based incentive plan is adopted within one year after the stock offering, in accordance with Office of Thrift Supervision regulations and policy.

The stock-based incentive plan will not be established sooner than six months after the stock offering and if adopted within one year after the stock offering would require the approval by stockholders owning a majority of the outstanding shares of Charter Financial common stock eligible to be cast.  If the stock-based incentive plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast.  The following additional restrictions would apply to our stock-based incentive plan only if the plan is adopted within one year after the stock offering:

●	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

●	any one non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

●	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

●
any tax-qualified employee stock benefit plans and management stock benefit plans, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless CharterBank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock benefit plans, may be increased to up to 12% of the shares sold in the offering;

●	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan;

●	accelerated vesting is not permitted except for death, disability or upon a change in control of CharterBank or Charter Financial; and

●
our executive officers or directors must exercise or forfeit their options in the event that CharterBank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not yet determined whether we will present the stock-based incentive plan for stockholder approval within 12 months following the completion of the conversion or more than 12 months after the completion of the conversion.  In the event either federal or state regulators change their regulations or policies regarding stock-based incentive plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of our common stock held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of November 25, 2009.  The business address of each director and executive officer is 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown. There are no options to purchase common stock that are held by our directors and executive officers that are exercisable within 60 days of November 25, 2009.

Name of Beneficial Owner	Total Shares Beneficially Owned		Percent of All Common Stock Outstanding

Directors:
Robert L. Johnson	125,613	(1)	*
David Z. Cauble, III	14,350	(2)	*
Jane W. Darden	25,250	(3)	*
William B. Hudson	15,350	(4)	*
Curti M. Johnson	55,017	(5)	*
Thomas M. Lane	16,849	(6)	*
David L. Strobel	8,595	(7)	*

Named Executive Officers Other Than Directors:
Curtis R. Kollar	59,931	(8)	*
Lee Washam	54,259	(9)	*
William C. Gladden	18,724	(10)	*
Ronald Warner	3,072	(11)	*

All directors and executive officers as a group (11 persons)	397,010		2.1%

First Charter, MHC 1233 O.G. Skinner Dr., West Point, Georgia 31833	15,857,924		85.4%

First Charter, MHC and all directors and executive officers as a group	16,254,934		87.5%

*	Less than 1%.
(1)
Includes 20,766 shares of unvested restricted stock, 9,514 shares held in the ESOP, 7,866 shares held by Mr. Johnson’s 401(k) account, 9,725 shares held in Mr. Johnson’s Individual Retirement Account, 2,500 shares held in his spouse’s Individual Retirement Account, and 1,700 shares for which Mr. Johnson is custodian.

(2)	Includes 400 shares of unvested restricted stock, 1,000 shares held jointly with Mr. Cauble’s son and 1,000 shares for which he is custodian.
(3)	Includes 400 shares of unvested restricted stock, 5,000 shares held jointly with her husband and 5,000 shares held in trust for which Ms. Darden is Trustee.
(4)	Includes 400 shares of unvested restricted stock and 200 shares held in an Individual Retirement Account.
(5)
Includes 400 shares held in an Individual Retirement Account, 1,000 shares for which Mr. Johnson is custodian, 36,000 shares held by the Johnson, Caldwell & McCoy profit sharing plan of which Mr. Johnson is a Trustee and 400 shares held by his spouse in and Individual Retirement Account.

(6)	Includes 400 shares of unvested restricted stock and 10,000 shares held jointly with Mr. Lane’s wife.
(7)	Includes 400 shares of unvested restricted stock.

(8)
Includes 1,000 shares of unvested restricted stock, 8,174 shares held in the ESOP, 15,214 shares held by Mr. Kollar’s 401(k) account, 7,475 shares held in Mr. Kollar’s Individual Retirement Account and 100 shares held in his spouse’s Individual Retirement Account.

(9)	Includes 6,500 shares of unvested restricted stock, 9,015 shares held in the ESOP, 576 shares held in a 401(k) account and 10,500 shares held in an Individual Retirement Account.
(10)	Includes 200 shares of unvested restricted stock, 6,324 shares held in the ESOP, 2,500 shares held in an Individual Retirement Account and 2,500 shares held jointly with his spouse.
(11)	Includes 200 shares of unvested restricted stock and 2,672 shares held in the ESOP.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of Charter Financial’s directors and executive officers and for all of the directors and executive officers as a group, the following information:

(i)	the number of exchange shares to be held upon consummation of the conversion, based upon their beneficial ownership of Charter Financial Corporation common stock as of [stockholder record date];

(ii)	the proposed purchases of subscription shares, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total amount of Charter Financial common stock to be held upon consummation of the conversion.

In each case, it is assumed that subscription shares are sold at the midpoint of the offering range. See “The Conversion and Offering—Limitations on Common Stock Purchases.”  Regulations of the Office of Thrift Supervision prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase.

		Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held
Name of Beneficial Owner	Number of Exchange Shares to Be Held (2)	Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding (3)

Robert L. Johnson	77,226					*
David Z. Cauble, III	8,822					*
Jane W. Darden	15,523					*
William B. Hudson	9,437					*
Curti M. Johnson	33,824					*
Thomas M. Lane	10,358					*
David L. Strobel	5,284					*
Curtis R. Kollar	36,845					*
Lee Washam	33,358					*
William C. Gladden	11,511					*
Ronald Warner	1,888					*

Total for Directors and Executive Officers	244,076		$			%

*	Less than 1%.
(1)	Includes proposed subscriptions, if any, by associates.
(2)	Based on information presented in “Beneficial Ownership of Common Stock” assuming an exchange ratio of 0.6148 at the midpoint of the offering range.
(3)	Based upon 11,422,001 total shares outstanding at the midpoint of the offering range).

THE CONVERSION AND OFFERING

The Boards of Directors of Charter Financial Corporation and First Charter, MHC have approved the plan of conversion and reorganization.  The plan of conversion and reorganization must also be approved by the members of First Charter, MHC (depositors and certain borrowers of CharterBank) and the stockholders of Charter Financial Corporation.  A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision has conditionally approved the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

General

The respective Boards of Directors of First Charter, MHC and Charter Financial Corporation adopted the plan of conversion and reorganization on December 14, 2009. Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form.  First Charter, MHC, the mutual holding company parent of Charter Financial Corporation, will be merged into CharterBank,  and First Charter, MHC will no longer exist.  Charter Financial Corporation, which owns 100% of CharterBank,  will be succeeded by a new Maryland corporation named Charter Financial.  As part of the conversion, the ownership interest of First Charter, MHC in Charter Financial Corporation will be offered for sale in the stock offering.  When the conversion is completed, all of the outstanding common stock of CharterBank will be owned by Charter Financial, and all of the outstanding common stock of Charter Financial will be owned by public stockholders.  A diagram of our corporate structure before and after the conversion is set forth in the Summary of this prospectus.

Under the plan of conversion and reorganization, at the conclusion of the conversion and offering, each share of Charter Financial Corporation common stock owned by persons other than First Charter, MHC will be converted automatically into the right to receive new shares of Charter Financial common stock determined pursuant to an exchange ratio.  The exchange ratio will ensure that immediately after the exchange of existing shares of Charter Financial Corporation for new shares, the public stockholders will own the same aggregate percentage of shares of common stock of Charter Financial that they owned in Charter Financial Corporation immediately prior to the conversion, excluding any shares they purchased in the offering and cash paid in lieu of fractional shares.

Charter Financial intends to retain between $33.7 million and $45.9 million of the net proceeds of the offering and to invest the balance of the net proceeds in CharterBank. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion and reorganization.

The plan of conversion and reorganization provides that we will offer shares of common stock for sale in the subscription offering to eligible account holders, our tax-qualified employee benefit plans, including our employee stock ownership plan, supplemental eligible account holders and other members. If all shares are not subscribed for in the subscription offering, we may, at our discretion, offer common stock for sale in a community offering to members of the general public, with a preference given in the following order:

        (i)           Natural persons residing in the States of Georgia and Alabama; and

        (ii)          Charter Financial Corporation’s public stockholders as of [stockholder record date].

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering. The community offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. See “—Community Offering.”

We also may offer for sale shares of common stock not purchased in the subscription or community offering through a syndicated community offering to be managed by Stifel, Nicolaus & Company, Incorporated.  For a more complete description of the syndicated community offering, see “– Syndicated Community Offering” herein.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation appraisal of the estimated pro forma market value of Charter Financial  All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock.  The independent valuation will be updated and the final number of the shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion and reorganization. A copy of the plan of conversion and reorganization is available for inspection at each branch office of CharterBank and at the Southeast Regional and the Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion and reorganization is also filed as an exhibit to First Charter, MHC’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our board of directors decided to convert to the fully public stock form of ownership and to conduct the offering at this time to increase our capital position, pursue retail growth and expansion opportunities, including opportunistic acquisitions of troubled financial institutions, such as NCB.  We believe that our conversion to a fully public company and the increased capital resources that will result from the sale of our common stock will facilitate our continued growth and the successful implementation of our business strategy:

●	by supporting internal growth through increased lending in the communities we serve, including our new markets resulting from the NCB acquisition;

●	by providing capital to support acquisitions of financial institutions as opportunities arise, including troubled financial institutions, although we do not currently have any arrangements or agreements regarding any specific acquisition transaction;

●	by improving our capital position during a period of significant economic uncertainty, especially for the financial services industry;

●	by enabling us to enhance existing products and services to meet the needs of our marketplace;

●	by assisting us in managing interest rate risk; and

●	by improving the liquidity of our shares of common stock and enhancing shareholder returns through more flexible capital management strategies.

As a fully converted stock holding company, we will have greater flexibility in structuring future mergers and acquisitions, including the form of consideration that we can use to pay for an acquisition.  Our current mutual holding company structure and our relatively small asset size limit our ability to offer shares of our common stock as consideration for a merger or acquisition since First Charter, MHC is required to own a majority of our shares of common stock.  Potential sellers often want stock for at least part of the purchase price.  Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination of stock and cash, and will therefore enhance our ability to compete with other bidders when acquisition opportunities arise.  We do not currently have any agreement or understanding as to any specific acquisition.

We also are undertaking the conversion at this time to ensure that current stockholders of Charter Financial Corporation do not have the value of their investment diluted by potential changes in applicable statutes and regulations affecting mutual holding companies.  Recent legislative proposals would eliminate our primary federal regulator, the Office of Thrift Supervision, and make the Board of Governors of the Federal Reserve System the exclusive regulator of mutual holding companies.  If First Charter, MHC were to convert to a stock holding company under current Federal Reserve policy regarding second-step conversions, the value of dividends waived by First Charter, MHC over the years would be considered in determining the percentage of Charter Financial that the existing stockholders of Charter Financial Corporation would receive in the conversion.  As a result, existing stockholders would receive less value for their shares of Charter Financial Corporation common stock in the second-step conversion.

Approvals Required

The affirmative vote of a majority of the total eligible votes of the members of First Charter, MHC is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the members of First Charter, MHC will also be approving the merger of First Charter, MHC into CharterBank.  The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Charter Financial Corporation and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Charter Financial Corporation held by the public stockholders of Charter Financial Corporation are also required to approve the plan of conversion and reorganization. The plan of conversion and reorganization also must be approved by the Office of Thrift Supervision, which has given its conditional approval.

Share Exchange Ratio for Current Stockholders

Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable.  On the effective date of the conversion, each publicly held share of Charter Financial Corporation common stock will be automatically converted into the right to receive a number of shares of Charter Financial common stock.  The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public stockholders will own the same percentage of common stock in Charter Financial after the conversion as they held in Charter Financial Corporation immediately prior to the conversion, exclusive of their purchase of additional shares of common stock in the offering or their receipt of cash in lieu of fractional exchange shares. The exchange ratio is not dependent on the market value of Charter Financial common stock.  The exchange ratio is based on the percentage of Charter Financial Corporation common stock held by the public, the independent valuation of Charter Financial prepared by RP Financial and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 0.5226 exchange shares for each publicly held share of Charter Financial Corporation at the minimum of the offering range to 0.8131 exchange shares for each publicly held share of Charter Financial Corporation at the adjusted maximum of the offering range.

If you are currently a stockholder of Charter Financial Corporation, your existing shares will be canceled and exchanged for shares of Charter Financial.  The number of shares you receive will be based on the final exchange ratio determined as of the closing of the conversion.

The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering.  The table also shows how many shares of Charter Financial a hypothetical owner of Charter Financial Corporation common stock would receive in the exchange for 100 shares of Charter Financial Corporation common stock owned at the consummation of the conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in This Offering		Shares of Charter Financial to be Issued for Shares of Charter Financial Corporation		Total Shares of Common Stock to be Issued in Conversion and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Current Market Price (1)	Shares to be Received for 100 Existing Shares
	Amount	Percent	Amount	Percent

Minimum	8,287,500	85.09%	1,421,201	14.64%	9,708,701	0.5226	$5.23	52
Midpoint	9,750,000	85.09	1,672,001	14.64	11,422,001	0.6148	6.15	61
Maximum	11,212,500	85.09	1,922,801	14.64	13,135,301	0.7071	7.07	70
15% above Maximum	12,894,375	85.09	2,211,221	14.64	15,105,596	0.8131	8.13	81

(1) Represents the value of shares of Charter Financial common stock received in the conversion by a holder of one share of Charter Financial Corporation, at the exchange ratio, assuming the market price of $10.00 per share.

Options to purchase shares of Charter Financial Corporation common stock which are outstanding immediately prior to the consummation of the conversion will be converted into options to purchase shares of Charter Financial common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.  The aggregate exercise price, term and vesting period of the options will remain unchanged.

Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Charter Financial Corporation common stock into the right to receive shares of Charter Financial common stock will occur automatically on the effective date of the conversion. As soon as practicable after the effective date of the conversion, our exchange agent will send a transmittal form to each public stockholder of Charter Financial Corporation who holds stock certificates.  The transmittal forms will contain instructions on how to exchange stock certificates of Charter Financial Corporation common stock for stock certificates of Charter Financial common stock.  We expect that stock certificates evidencing shares of Charter Financial common stock will be distributed within five business days after we receive properly executed transmittal forms, Charter Financial Corporation stock certificates and other required documents.  Shares held by public stockholders in street name (such as in a brokerage account) will be exchanged automatically upon the effective date of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of Charter Financial common stock will be issued to any public stockholder of Charter Financial Corporation when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Charter Financial Corporation stock certificates.  If your shares of common stock are held in street name, you will automatically receive cash in lieu of fractional shares.

You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions.  After the conversion, stockholders will not receive shares of Charter Financial common stock and will not be paid dividends on the shares of Charter Financial common stock until existing certificates representing shares of Charter Financial Corporation common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Charter Financial Corporation common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Charter Financial common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Charter Financial Corporation common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of Charter Financial common stock that we issue in exchange for existing shares of Charter Financial Corporation common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

Effects of Conversion on Depositors, Borrowers and Members

Continuity. While the conversion is being accomplished, the normal business of CharterBank of accepting deposits and making loans will continue without interruption. CharterBank will continue to be a federally chartered savings bank and will continue to be regulated by the Office of Thrift Supervision. After the conversion, CharterBank will continue to offer existing services to depositors, borrowers and other customers.  The directors serving Charter Financial Corporation at the time of the conversion will be the directors of Charter Financial after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of CharterBank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from CharterBank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Members. At present, all depositors and certain borrowers of CharterBank are members of, and have voting rights in, First Charter, MHC as to all matters requiring membership action. Upon completion of the conversion, depositors and borrowers will cease to be members of First Charter, MHC and will no longer have voting rights. Upon completion of the conversion, all voting rights in CharterBank will be vested in Charter Financial as the sole stockholder of CharterBank.   The stockholders of Charter Financial will possess exclusive voting rights with respect to Charter Financial common stock.

Tax Effects. We will receive an opinion of counsel or tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to First Charter, MHC, Charter Financial Corporation, the public stockholders of Charter Financial Corporation, members of First Charter, MHC, eligible account holders, supplemental eligible account holders, or CharterBank.  See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor in CharterBank has both a deposit account in CharterBank and a pro rata ownership interest in the net worth of First Charter, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of First Charter, MHC and CharterBank.  Any depositor who opens a deposit account obtains a pro rata ownership interest in First Charter, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of First Charter, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that First Charter, MHC and CharterBank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of First Charter, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that CharterBank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to depositors as of [ERD] and [SERD] who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to Charter Financial as the holder of CharterBank’s capital stock. Pursuant to the rules and regulations of the Office of Thrift Supervision, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.  See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. CharterBank and Charter Financial Corporation have retained RP Financial to prepare an independent valuation appraisal. For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $75,000 and $10,000 for expenses and an additional $5,000 for each valuation update, as necessary. CharterBank and Charter Financial Corporation have agreed to indemnify RP Financial and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

The independent valuation appraisal considered the pro forma impact of the offering. Consistent with the Office of Thrift Supervision appraisal guidelines, the appraisal applied three primary methodologies: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies, subject to valuation adjustments applied by RP Financial to account for differences between Charter Financial Corporation and the peer group. RP Financial placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.

The independent valuation was prepared by RP Financial in reliance upon the information contained in this prospectus, including the consolidated financial statements of Charter Financial Corporation. RP Financial also considered the following factors, among others:

●	the present results and financial condition of Charter Financial Corporation and the projected results and financial condition of Charter Financial;

●	the economic and demographic conditions in Charter Financial Corporation’s existing market area;

●	certain historical, financial and other information relating to Charter Financial Corporation;

●
a comparative evaluation of the operating and financial characteristics of Charter Financial Corporation with those of other similarly situated publicly traded savings institutions located in Georgia, Alabama and other states in the Southeastern United States;

●	the aggregate size of the offering of the shares of common stock;

●	the impact of the conversion and offering on Charter Financial Corporation’s stockholders’ equity and earnings potential;

●	the proposed dividend policy of Charter Financial; and

●	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in RP Financial’s independent valuation were certain assumptions as to the pro forma earnings of Charter Financial after the conversion that were utilized in determining the appraised value.  These assumptions included estimated expenses, an assumed after-tax rate of return of 2.92% for the nine months ended September 30, 2009 on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the recognition and retention plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of December 4, 2009, the estimated pro forma market value, or valuation range, of Charter Financial ranged from a minimum of $97.1 million to a maximum of $131.4 million, with a midpoint of $114.2 million.  The Board of Directors of Charter Financial decided to offer the shares of common stock for a price of $10.00 per share. The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Charter Financial Corporation common stock owned by First Charter, MHC.  The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Charter Financial Corporation common stock owned by First Charter, MHC and the $10.00 price per share, the minimum of the offering range will be 8,287,500 shares, the midpoint of the offering range will be 9,750,000 shares and the maximum of the offering range will be 11,212,500 shares.

The Board of Directors of Charter Financial reviewed the independent valuation and, in particular, considered the following:

●	Charter Financial Corporation’s financial condition and results of operations;

●	comparison of financial performance ratios of Charter Financial Corporation to those of other financial institutions of similar size;

●	market conditions generally and in particular for financial institutions; and

●	the historical trading price of the publicly held shares of Charter Financial Corporation common stock.

All of these factors are set forth in the independent valuation. The Board of Directors also reviewed the methodology and the assumptions used by RP Financial in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Office of Thrift Supervision, if required, as a result of subsequent developments in the financial condition of Charter Financial Corporation or CharterBank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of Charter Financial to less than $97.1 million or more than $151.1 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to Charter Financial’s registration statement.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial independently value our assets or liabilities. The independent valuation considers CharterBank as a going concern and should not be considered as an indication of the liquidation value of CharterBank.  Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $151.1 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 12,894,375 shares, to reflect changes in the market and financial conditions or demand for the shares.  We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers.  The subscription price of $10.00 per share will remain fixed.  See “—Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 12,894,375 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $151.1 million and a corresponding increase in the offering range to more than 12,894,375 shares, or a decrease in the minimum of the valuation range to less than $97.1 million and a corresponding decrease in the offering range to fewer than 8,287,500 shares, then, after consulting with the Office of Thrift Supervision, we may terminate the plan of conversion and reorganization, cancel deposit account withdrawal authorizations and promptly return by check all funds received with interest at CharterBank’s passbook savings rate of interest.  Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of purchasers or take other actions as permitted by the Office of Thrift Supervision in order to complete the offering.  In the event that we extend the offering and conduct a resolicitation, purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period.  If a purchaser does not respond during the period, his or her stock order will be canceled and payment will be returned promptly, with interest at CharterBank’s passbook savings rate, and deposit account withdrawal authorizations will be canceled.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond _____________, 2012, which is two years after the special meeting of members to vote on the conversion. An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and Charter Financial’s pro forma earnings and stockholders’ equity on a per share basis while increasing pro forma earnings and stockholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and Charter Financial’s pro forma earnings and stockholders’ equity on a per share basis, while decreasing pro forma earnings and stockholders’ equity on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the independent valuation appraisal report of RP Financial and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of CharterBank and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority.  The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each CharterBank and Neighborhood Community Bank depositor with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on [ERD] (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of our common stock, subject to the overall purchase limitations.  See “—Limitations on Common Stock Purchases.”  If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she has an ownership interest on [ERD].  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Charter Financial Corporation or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the twelve months preceding [ERD].

Priority 2: Tax-Qualified Plans.  Our tax-qualified employee plans, including our employee stock ownership plan, will receive, without payment therefor, nontransferable subscription rights to purchase up to 10% of the shares of common stock issued in the offering, although our employee stock ownership plan intends to purchase 6% of the shares of common stock issued in the offering.  If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may elect to purchase shares in the open market following the completion of the conversion.

Priority 3: Supplemental Eligible Account Holders.  To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each CharterBank depositor with a Qualifying Deposit at the close of business on [SERD] who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she has an ownership interest at [SERD].  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Members. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of CharterBank as of the close of business on [SRD] or borrower of CharterBank as of October 16, 2001 whose borrowings remained outstanding at the close of business on [SRD], who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Members”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $1.5 million (150,000 shares) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Member to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Thereafter, available shares will be allocated in the proportion that the amount of the subscription of each Other Member bears to the total amount of the subscriptions of all Other Members whose subscriptions remain unsatisfied. To ensure proper allocation of common stock, each Other Member must list on the stock order form all deposit accounts in which he or she had an ownership interest at [SRD].  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at _: __ _.m., Eastern Time, on [expiration date], unless extended by us for up to 45 days or such additional periods with the approval of the Office of Thrift Supervision, if necessary. Subscription rights will expire whether or not each eligible depositor can be located.  We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock have been sold in the offering.  If at least 8,287,500 shares have not been sold in the offering within 45 days after [final expiration date] and the Office of Thrift Supervision has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at CharterBank’s passbook savings rate and all deposit account withdrawal authorizations will be canceled. If an extension beyond _______________, 2010 is granted by the Office of Thrift Supervision, we will resolicit purchasers in the offering as described under “—Procedures for Purchasing Shares—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Members, we may offer shares pursuant to the plan of conversion and reorganization to members of the general public in a community offering.  Shares may be offered with the following preferences:

(i)            Natural persons residing in the States of Georgia and Alabama;

(ii)           Charter Financial Corporation’s public stockholders as of [stockholder record date]; and

(iii)          Other members of the general public.

Subscribers in the community offering may purchase up to 150,000 shares of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons residing in the States of Georgia and Alabama, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person.  Thereafter, unallocated shares will be allocated among natural persons residing in those states whose orders remain unsatisfied on an equal number of shares basis per order.  If oversubscription occurs due to the orders of public stockholders of Charter Financial Corporation as of [stockholder record date], the allocation procedures described above will apply to the stock orders of such persons.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the States of Georgia or Alabama, has a present intent to remain within this community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the community, together with an indication that this presence within the community is something other than merely transitory in nature.  We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date.  The community offering, if any, may begin during or after the subscription offering, and is currently expected to terminate at the same time as the subscription offering, and must terminate no more than 45 days following the subscription offering. Charter Financial may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond [final expiration date], in which event we will resolicit purchasers in the offering as described under “—Procedures for Purchasing Shares—Expiration Date.”

Syndicated Community Offering

As a final step in the conversion, the plan of conversion and reorganization provides that, if feasible, all shares of common stock not purchased in the subscription offering and community offering, if any, may be offered for sale to selected members of the general public in a syndicated community offering through a syndicate of registered broker-dealers managed by Stifel, Nicolaus & Company, Incorporated as agent of Charter Financial.  We call this the syndicated community offering.  We expect that the syndicated community offering will begin as soon as practicable after termination of the subscription offering and the community offering, if any.  We, in our sole discretion, have the right to reject orders in whole or in part received in the syndicated community offering.  Neither Stifel, Nicolaus & Company, Incorporated nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Stifel, Nicolaus & Company, Incorporated has agreed to use its best efforts in the sale of shares in any syndicated community offering.

The price at which common stock is sold in the syndicated community offering will be the same price at which shares are offered and sold in the subscription offering and community offering.  No person may purchase more than $1.5 million (150,000 shares) of common stock in the syndicated community offering, subject to the maximum purchase limitations.  See “– Limitations on Common Stock Purchases.”

If a syndicated community offering is held, Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager.  In such capacity, Stifel, Nicolaus & Company, Incorporated may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms.  Neither Stifel, Nicolaus & Company, Incorporated nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.  The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts offerings.  Generally under those rules, Stifel, Nicolaus & Company, Incorporated, a broker-dealer, will deposit funds it receives prior to closing from interested investors into a separate non-interest-bearing bank account at a bank other than CharterBank.  The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among Charter Financial Corporation, First Charter, MHC and CharterBank on one hand and Stifel, Nicolaus & Company, Incorporated on the other hand.  If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable by us, will be delivered promptly to us.  If the offering is consummated, but some or all of an interested investor’s funds are not accepted by us, those funds will be returned to the interested investor promptly after closing, without interest.  If the offering is not consummated, funds in the account will be returned promptly, without interest, to the potential investor.  Normal customer ticketing will be used for order placement.  In the syndicated community offering, order forms will not be used.

In the event that we sell common stock in a “stand by” underwritten public offering instead of a syndicated community offering, we have agreed that Stifel, Nicolaus & Company, Incorporated will have the right to serve as sole book-running manager. Any underwritten public offering will be conducted on a firm commitment basis. In such case, the underwriters will purchase all shares of common stock not sold in the subscription offering or the community offering, if any such shares are purchased. The aggregate price paid to us by or through the underwriters for the shares of common stock will be the number of shares sold multiplied by the $10.00 price per share, less the amount of an underwriting discount as negotiated between us and the underwriters and approved by the Office of Thrift Supervision and the Financial Industry Regulatory Authority.  If we determine to sell stock in an underwritten public offering, the terms of such offering, including the names of the underwriters participating in such offering, will be described in a supplement to this prospectus.

The syndicated community offering or underwritten public offering will be completed within 45 days after the termination of the subscription offering, unless extended by CharterBank with the approval of the Office of Thrift Supervision.

If for any reason we cannot effect a syndicated community offering or underwritten public offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there is an insignificant number of shares remaining unsold after the subscription, community and syndicated community offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Office of Thrift Supervision must approve any such arrangements.

Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following limitations on the number of shares of common stock that may be purchased in the offering:

(i)	No person may purchase fewer than 25 shares of common stock or more than 150,000 shares ($1.5 million);

(ii)
Tax qualified employee benefit plans, including our employee stock ownership plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%;

(iii)
Except for the employee stock ownership plan, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than 300,000 shares ($3.0 million) in all categories of the offering combined;

(iv)
Current stockholders of Charter Financial Corporation are subject to an ownership limitation.  As previously described, current stockholders of Charter Financial Corporation will receive shares of Charter Financial common stock in exchange for their existing shares of Charter Financial Corporation common stock. The number of shares of common stock that a stockholder may purchase in the offering, together with associates or persons acting in concert with such stockholder, when combined with the shares that the stockholder and his or her associates will receive in exchange for existing Charter Financial Corporation common stock, may not exceed 5% of the shares of common stock of Charter Financial to be issued and outstanding at the completion of the conversion; and

(v)
The maximum number of shares of common stock that may be purchased in all categories of the offering by executive officers and directors of CharterBank and their associates, in the aggregate, when combined with shares of common stock issued in exchange for existing shares, may not exceed 25% of the shares issued in the conversion.

Depending upon market or financial conditions, our Board of Directors, with the approval of the Office of Thrift Supervision and without further approval of members of First Charter, MHC, may decrease or increase the purchase and ownership limitations.  If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount will be given, and, in our sole discretion, some other large subscribers who through their subscriptions evidence a desire to purchase the maximum allowable number of shares may be given, the opportunity to increase their subscriptions up to the then applicable limit.  The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by subscribers who choose to increase their subscriptions.  In the event that the maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to 9.99%, provided that orders for Charter Financial common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.

In the event of an increase in the offering range of up to 12,894,375 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

(i)	to fill the subscriptions of our tax-qualified employee benefit plans, including the employee stock ownership plan, for up to 10% of the total number of shares of common stock issued in the offering;

(ii)
in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Member levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)
to fill unfilled subscriptions in the community offering, with preference given first to natural persons residing in States of Georgia and Alabama, then to Charter Financial Corporation’s public stockholders as of [stockholder record date] and then to members of the general public.

The term “associate” of a person means:

(i)
any corporation or organization, other than Charter Financial Corporation, CharterBank or a majority-owned subsidiary of CharterBank,  of which the person is a senior officer, partner or 10% beneficial stockholder;

(ii)
any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)	any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Charter Financial Corporation or CharterBank.

The term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)
a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”  Persons having the same address, and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the Board of Directors. Common stock purchased in the offering will be freely transferable except for shares purchased by executive officers and directors of Charter Financial or CharterBank and except as described below.  Any purchases made by any associate of Charter Financial or CharterBank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.  In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.  For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of Charter Financial.”

Plan of Distribution; Selling Agent Compensation

To assist in the marketing of our common stock, we have retained Stifel, Nicolaus & Company, Incorporated, which is a broker-dealer registered with the Financial Industry Regulatory Authority. Stifel, Nicolaus & Company, Incorporated will assist us on a best efforts basis in the offering by:

(i)	acting as our conversion advisor for the offering;

(ii)	providing administrative services and managing the Stock Information Center;

(iii)	educating our employees regarding the offering;

(iv)	targeting our sales efforts, including assisting in the preparation of marketing materials; and

(v)	soliciting orders for common stock.

For these services, Stifel, Nicolaus & Company, Incorporated will receive an advisory and administrative fee of $50,000 and 1% of the dollar amount of all shares of common stock sold in the subscription and community offerings.  No sales fee will be payable to Stifel, Nicolaus & Company, Incorporated with respect to shares purchased by officers, directors and employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans.  In the event that Stifel, Nicolaus & Company, Incorporated sells common stock through a group of broker-dealers in a syndicated community offering, it will be paid a fee equal to 1% of the dollar amount of total shares sold in the syndicated community offering, which fee along with the fee payable to selected dealers (which will include Stifel, Nicolaus & Company, Incorporated) shall not exceed 6% in the aggregate.  Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager.  Alternatively, in the event that Stifel, Nicolaus & Company, Incorporated sells common stock through a group of broker-dealers in a “stand-by” firm commitment underwritten public offering (for which Stifel, Nicolaus & Company, Incorporated will serve as sole book running manager), any stand-by fees will be paid separately by us, and the underwriting discount will not exceed 6% of the dollar amount of total shares sold in such offering.  Stifel, Nicolaus & Company, Incorporated also will be reimbursed for allocable expenses in amount not to exceed $30,000 for all categories of the overall offering combined and $100,000 for attorney’s fees (excluding reimbursement for allocable expenses of Stifel, Nicolaus & Company, Incorporated’s counsel).

 In the event that we are required to resolicit subscribers for shares of our common stock in the subscription and community offerings, Stifel, Nicolaus & Company, Incorporated will be required to provide significant additional services in connection with the resolicitation (including repeating the services described above), and we may pay Stifel, Nicolaus & Company, Incorporated an additional fee for those services that will not exceed $50,000.

We will indemnify Stifel, Nicolaus & Company, Incorporated against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of CharterBank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction.  No offers or sales may be made by tellers or at the teller counters.  No sales activity will be conducted in a CharterBank banking office.  Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Stifel, Nicolaus & Company, Incorporated.  Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock.  We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

In addition, we have engaged Stifel, Nicolaus & Company, Incorporated to act as our records management agent in connection with the conversion and offering.  In its role as records management agent, Stifel, Nicolaus & Company, Incorporated will coordinate with our data processing service and interface with the Stock Information Center to provide the records processing and the proxy and stock order services, including but not limited to: consolidation of deposit and loan accounts and vote calculation; preparation of information for order forms and proxy cards; interfacing with our financial printer; recording stock order information; and tabulating proxy votes.

Prospectus Delivery

To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver any later than two days prior to the expiration date. Execution of an order form will confirm receipt of delivery in accordance with Rule 15c2-8. Order forms will only be distributed with or preceded by a prospectus.

In the syndicated community offering or any “stand-by” underwritten public offering, a prospectus in electronic format may be made available on the Internet sites or through other online services maintained by Stifel, Nicolaus & Company, Incorporated or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Stifel, Nicolaus & Company, Incorporated or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Procedure for Purchasing Shares

Expiration Date. The subscription and community offerings will expire at _: __ _.m., Eastern Time, on [expiration date], unless we extend it for up to 45 days, with the approval of the Office of Thrift Supervision, if required. This extension may be approved by us, in our sole discretion, without further approval or notice to purchasers in the offering. Any extension of the subscription and/or community offering beyond [final expiration date] would require the Office of Thrift Supervision’s approval.  If the offering is so extended, or if the offering range is decreased or is increased above the adjusted maximum of the offering range, we will be required to resolicit purchasers before proceeding with the offering.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds submitted, with interest at CharterBank’s passbook savings rate from the date of receipt.

Use of Order Forms in the Subscription and Community Offerings. In order to purchase shares of common stock in the subscription and community offerings, you must complete a stock order form and remit full payment.  We are not required to accept orders submitted on photocopied or facsimiled order forms. All order forms must be received (not postmarked) prior to _: __ _.m., Eastern Time, on [expiration date]. We are not required to accept order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms, and we have the right to waive or permit the correction of incomplete or improperly executed order forms.  We do not represent, however, that we will do so and we have no affirmative duty to notify any prospective subscriber of any such defects.  You may submit your order form and payment by mail using the stock order return envelope provided, by bringing your order form to our Stock Information Center located at _______________, or by overnight delivery to the indicated address on the order form. Stock order forms may not be delivered to CharterBank’s banking offices.  Once tendered, an order form cannot be modified or revoked without our consent.  We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.  If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.  We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.  Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the order forms will be final.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by CharterBank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

(i)	personal check, bank check or money order, made payable to Charter Financial Corporation; or

(ii)	authorization of withdrawal from the types of CharterBank deposit accounts described on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at CharterBank are provided on the order form. The funds designated must be available in the account(s) at the time the order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal.  In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders will be immediately cashed and placed in a segregated account at CharterBank and/or another insured depository institution and will earn interest at CharterBank’s passbook savings rate from the date payment is processed until the offering is completed or terminated.

You may not remit cash, CharterBank line of credit checks, and third-party checks (including those payable to you and endorsed over to Charter Financial Corporation). Additionally, you may not designate a direct withdrawal from CharterBank accounts with check-writing privileges.  Please provide a check instead.  If you request that we do so, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by _______________, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Regulations prohibit CharterBank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion.  This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until consummation of the offering, provided that there is a loan commitment from an unrelated financial institution or Charter Financial to lend to the employee stock ownership plan the necessary amount to fund the purchase.

Using IRA Funds

If you are interested in using your individual retirement account funds to purchase shares of common stock, you must do so through a self-directed individual retirement account, such as a brokerage firm individual retirement account.  By regulation, CharterBank’s individual retirement accounts are not self-directed, so they cannot be invested in our shares of common stock.  Therefore, if you wish to use funds that are currently in a CharterBank individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will instead have to be transferred to a brokerage account.  If you do not have such an account, you will need to establish one before placing a stock order.  An annual administrative fee may be payable to the independent trustee or custodian.  There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Depositors interested in using funds in an individual retirement account or any other retirement account, whether at CharterBank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the [expiration date] offering deadline, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Stock Certificates. Certificates representing shares of common stock sold in the subscription and community offerings will be mailed to the persons entitled thereto at the certificate registration address noted by them on the order form, as soon as practicable following consummation of the offering and receipt of all necessary regulatory approvals. Any certificates returned as undeliverable will be held by the transfer agent until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the shares of common stock are available and delivered to purchasers, purchasers may not be able to sell the shares of common stock which they ordered, even though the common stock will have begun trading.

Other Restrictions. Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.  In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a State of the United States with respect to which any of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such state; (ii) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or (iii) such registration or qualification would be impracticable for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares

Office of Thrift Supervision regulations prohibit any person with subscription rights, including the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account.  When registering your stock purchase on the order form, you should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower purchase priority than you do.  Doing so may jeopardize your subscription rights.  Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering.  If you have any questions regarding the conversion or offering, please call or visit our Stock Information Center, located at _______________.  The Stock Information Center is open Monday through Friday between _____ a.m. and _____ p.m., Eastern Time.  The Stock Information Center will be closed on weekends and bank holidays.  The toll-free phone number is (___) ___-____.  Our banking offices will not have offering materials and will not accept stock order forms or proxy cards.

Liquidation Rights

In the unlikely event that First Charter, MHC is liquidated prior to the conversion, all claims of creditors of First Charter, MHC would be paid first. Thereafter, if there were any assets of First Charter, MHC remaining, these assets would first be distributed to certain depositors of CharterBank under liquidation accounts that have been established for the benefit of such depositors.  The amount received by such depositors would be equal to their pro rata interest in the remaining value of the respective liquidation account relating to their deposit.  Any assets of First Charter, MHC remaining after distributions under the liquidation accounts would be distributed to the depositors of CharterBank pro rata, based on the relative size of their deposit accounts.

In the unlikely event that CharterBank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first.  However, except as described below with respect to the liquidation account to be established in CharterBank, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors would not have an interest in the value of the assets of CharterBank or Charter Financial above that amount.

The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to First Charter, MHC’s ownership interest in the stockholders’ equity of Charter Financial Corporation as of the date of its latest balance sheet contained in this prospectus. The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with CharterBank after the conversion with a liquidation interest in the unlikely event of the complete liquidation of CharterBank after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder who continues to maintain his or her deposit account at CharterBank, would be entitled, on a complete liquidation of CharterBank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of Charter Financial.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in CharterBank on [ERD], or [SERD].  Each Eligible Account Holder and Supplemental Eligible Account Holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on [ERD], or [SERD], bears to the balance of all deposit accounts in CharterBank on such dates.

If, however, on any September 30 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on [ERD] or [SERD] or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to Charter Financial as the sole stockholder of CharterBank.

Material Income Tax Consequences

Consummation of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that the conversion will not be a taxable transaction to First Charter, MHC, Charter Financial Corporation, CharterBank,  Eligible Account Holders, Supplemental Eligible Account Holders, Other Members of First Charter, MHC and stockholders of Charter Financial Corporation.  Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Charter Financial Corporation or CharterBank would prevail in a judicial proceeding.

First Charter, MHC and Charter Financial Corporation have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.
The conversion of Charter Financial Corporation to a federally chartered interim stock savings bank will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and the merger of Charter Financial Corporation with and into CharterBank qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.
Neither Charter Financial Corporation, CharterBank,  nor the stockholders of Charter Financial Corporation will recognize any gain or loss upon the transfer of assets of Charter Financial Corporation to CharterBank in exchange for shares of common stock of CharterBank,  which will be constructively received by Charter Financial Corporation’s stockholders. (Sections 361 and 1032(a) of the Internal Revenue Code.)

3.
The basis of the assets of Charter Financial Corporation and the holding period of such assets to be received by CharterBank will be the same as the basis and holding period in such assets in the hands of Charter Financial Corporation immediately before the exchange.  (Sections 362(b) and 1223(2) of the Internal Revenue Code).

4.
The conversion of First Charter, MHC, to a federally chartered interim stock savings bank will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and the merger of First Charter, MHC with and into CharterBank qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

5.
The exchange of Eligible Account Holders’ and Supplemental Account Holders’ interests in First Charter, MHC for interests in a liquidation account established in CharterBank will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

6.
None of First Charter, MHC, Charter Financial Corporation, CharterBank,  nor Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, will recognize any gain or loss on the transfer of the assets of First Charter, MHC to CharterBank in exchange for an interest in a liquidation account established in CharterBank for the benefit of eligible account holders and supplemental eligible account holders who remain depositors of CharterBank.

7.
Current stockholders of Charter Financial Corporation will not recognize any gain or loss upon their constructive exchange of Charter Financial Corporation common stock for shares of CharterBank which will in turn be exchanged for new shares of Charter Financial common stock.

8.
Each stockholder’s aggregate basis in shares of Charter Financial common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Charter Financial Corporation common stock surrendered in exchange therefor.

9.
Each stockholder’s holding period in his or her Charter Financial common stock received in the exchange will include the period during which Charter Financial Corporation common stock surrendered was held, provided that the Charter Financial Corporation common stock surrendered is a capital asset in the hands of the stockholder on the date of the exchange.

10.
Cash received by any current stockholder of Charter Financial Corporation in lieu of a fractional share interest in shares of Charter Financial common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of Charter Financial common stock, which such stockholder would otherwise be entitled to receive.  Accordingly, a stockholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share.  If the common stock is held by the stockholder as a capital asset, the gain or loss will be capital gain or loss.

11.
It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Charter Financial common stock is zero.  Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Charter Financial common stock.  Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

12.
It is more likely than not that the basis of the shares of Charter Financial common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price.  The holding period of the Charter Financial common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

13.	No gain or loss will be recognized by Charter Financial on the receipt of money in exchange for Charter Financial common stock sold in the offering.

The opinion addresses all material federal income tax consequences of the conversion and reorganization.  The tax opinion as to items 11 and 12 above is based on the position that subscription rights to be received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members do not have any economic value at the time of distribution or the time the subscription rights are exercised.  In this regard, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering.  The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value.  Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value.  However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances.  If the nontransferable subscription rights granted to eligible subscribers are subsequently found to have an ascertainable value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and we could recognize gain on the distribution of the nontransferable subscription rights.

The opinions of Luse Gorman Pomerenk & Schick, P.C., unlike a letter ruling issued by the Internal Revenue Service, are not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed.  We do not plan to apply for a letter ruling concerning the transactions described herein.

The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to Charter Financial’s registration statement.  Advice regarding the Georgia state income tax consequences consistent with the federal tax opinion has been issued by _________, tax advisors to First Charter, MHC and Charter Financial Corporation

We also have received a letter from RP Financial, LC. stating its belief that the subscription rights do not have any ascertainable fair market value and that the price at which the subscription rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise. This position is based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at the same price as will be paid by members of the general public in any community offering.

If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

All shares of common stock purchased in the offering by a director or an executive officer of CharterBank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of Charter Financial also will be restricted by the insider trading rules under the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

Office of Thrift Supervision regulations prohibit Charter Financial from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases. After one year, the Office of Thrift Supervision does not impose any repurchase restrictions.

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING STOCKHOLDERS OF
 CHARTER FINANCIAL CORPORATION

General. As a result of the conversion, existing stockholders of Charter Financial Corporation will become stockholders of Charter Financial.  There are differences in the rights of stockholders of Charter Financial Corporation and stockholders of Charter Financial caused by differences between federal and Maryland law and regulations and differences in Charter Financial Corporation’s federal stock charter and bylaws and Charter Financial’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of Charter Financial’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Charter Financial Corporation consists of 50,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The authorized capital stock of Charter Financial consists of 100,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Under the Maryland General Corporation Law and Charter Financial’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without stockholder approval.  Stockholder approval is required to increase or decrease the number of authorized shares of Charter Financial Corporation.

Charter Financial Corporation’s charter and Charter Financial’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control.  We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, First Charter, MHC is required to own not less than a majority of the outstanding shares of Charter Financial Corporation common stock. First Charter, MHC will no longer exist following consummation of the conversion.

Charter Financial’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Charter Financial Corporation’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by the stockholders. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by Charter Financial stockholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither Charter Financial Corporation’s stock charter or bylaws nor Charter Financial’s articles of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Stockholders” below.

Payment of Dividends.  Charter Financial Corporation’s ability to pay dividends depends, to a large extent, upon CharterBank’s ability to pay dividends to Charter Financial Corporation, and the ability of CharterBank to pay dividends to Charter Financial Corporation is restricted by Office of Thrift Supervision regulations and by federal income tax considerations related to federal savings associations.

The same restrictions will apply to CharterBank’s payment of dividends to Charter Financial.  In addition, Maryland law generally provides that Charter Financial is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

Board of Directors. Charter Financial Corporation’s bylaws and Charter Financial’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under Charter Financial Corporation’s bylaws, any vacancies on the board of directors of Charter Financial Corporation may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the board of directors of Charter Financial Corporation to fill vacancies may only serve until the next election of directors by stockholders. Under Charter Financial’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by a majority of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Under Charter Financial Corporation’s bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares.  Charter Financial’s articles of incorporation provide that any director may be removed for cause by the holders of at least a majority of the outstanding voting shares of Charter Financial.

Limitations on Liability. The charter and bylaws of Charter Financial Corporation do not limit the personal liability of directors.

Charter Financial’s articles of incorporation provide that directors will not be personally liable for monetary damages to Charter Financial for certain actions as directors, except for (i) receipt of an improper personal benefit from their positions as directors, (ii) actions or omissions that are determined to have involved active and deliberate dishonesty, or (iii) to the extent allowed by Maryland law. These provisions might, in certain instances, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might benefit Charter Financial.

Indemnification of Directors, Officers, Employees and Agents.  Under current Office of Thrift Supervision regulations, Charter Financial Corporation shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Charter Financial Corporation or its stockholders. Charter Financial Corporation also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Charter Financial Corporation is required to notify the Office of Thrift Supervision of its intention, and such payment cannot be made if the Office of Thrift Supervision objects to such payment.

The articles of incorporation of Charter Financial provide that it shall indemnify its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses. Maryland law allows Charter Financial to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of Charter Financial.  No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.  The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Stockholders. Charter Financial Corporation’s bylaws provide that special meetings of Charter Financial Corporation’s stockholders may be called by the Chairman, the president, a majority of the members of the board of directors or the holders of not less than one-tenth of the outstanding capital stock of Charter Financial Corporation entitled to vote at the meeting. Charter Financial’s bylaws provide that special meetings of the stockholders of Charter Financial may be called by the president, by a majority vote of the total authorized directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Stockholder Nominations and Proposals. Charter Financial Corporation’s bylaws provide that stockholders may submit nominations for election of directors at an annual meeting of stockholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Charter Financial Corporation at least five days before the date of any such meeting.

Charter Financial’s bylaws provide that any stockholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of stockholders must submit written notice to Charter Financial at least 80 days prior and not earlier than 90 days prior to such meeting.  However, if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, such written notice must be submitted by a stockholder not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Management believes that it is in the best interests of Charter Financial and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.  In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if stockholders believe such nominees or proposals are in their best interests.

Stockholder Action Without a Meeting. The bylaws of Charter Financial Corporation provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote. The bylaws of Charter Financial do not provide for action to be taken by stockholders without a meeting. Under Maryland law, action may be taken by stockholders without a meeting if all stockholders entitled to vote on the action consent to taking such action without a meeting.

Stockholder’s Right to Examine Books and Records. A federal regulation, which is applicable to Charter Financial Corporation, provides that stockholders may inspect and copy specified books and records after proper written notice for a proper purpose. Maryland law provides that a stockholder may inspect a company’s bylaws, stockholder minutes, annual statement of affairs and any voting trust agreements. However, only a stockholder or group of stockholders who together, for at least six months, hold at least 5% of the company’s total shares, have the right to inspect a company’s stock ledger, list of stockholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Stockholders. Charter Financial’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit.  Charter Financial Corporation’s charter does not provide such a limit on voting common stock.

In addition, Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of Charter Financial’s equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of Charter Financial’s equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Mergers, Consolidations and Sales of Assets. A federal regulation applicable to Charter Financial Corporation generally requires the approval of two-thirds of the board of directors of Charter Financial Corporation and the holders of two-thirds of the outstanding stock of Charter Financial Corporation entitled to vote thereon for mergers, consolidations and sales of all or substantially all of Charter Financial Corporation’s assets. Such regulation permits Charter Financial Corporation to merge with another corporation without obtaining the approval of its stockholders if:

(i)	it does not involve an interim savings institution;

(ii)	Charter Financial Corporation’s federal stock charter is not changed;

(iii)
each share of Charter Financial Corporation’s stock outstanding immediately prior to the effective date of the transaction will be an identical outstanding share or a treasury share of Charter Financial Corporation after such effective date; and

(iv)	either:

(a) no shares of voting stock of Charter Financial Corporation and no securities convertible into such stock are to be issued or delivered under the plan of combination; or

(b)
the authorized but unissued shares or the treasury shares of voting stock of Charter Financial Corporation to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Charter Financial Corporation outstanding immediately prior to the effective date of the transaction.

Under Maryland law, “business combinations” between Charter Financial and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (i) any person who beneficially owns 10% or more of the voting power of Charter Financial’s voting stock after the date on which Charter Financial had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of Charter Financial at any time after the date on which Charter Financial had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Charter Financial.  A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between Charter Financial and an interested stockholder generally must be recommended by the board of directors of Charter Financial and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Charter Financial, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of Charter Financial other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if Charter Financial’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

Evaluation of Offers.  The articles of incorporation of Charter Financial provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Charter Financial (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Charter Financial and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

●	the economic effect, both immediate and long-term, upon Charter Financial’s stockholders, including stockholders, if any, who do not participate in the transaction;

●
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Charter Financial and its subsidiaries and on the communities in which Charter Financial and its subsidiaries operate or are located;

●	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Charter Financial;

●	whether a more favorable price could be obtained for Charter Financial’s stock or other securities in the future;

●
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Charter Financial and its subsidiaries;

●	the future value of the stock or any other securities of Charter Financial or the other entity to be involved in the proposed transaction;

●	any antitrust or other legal and regulatory issues that are raised by the proposal;

●
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

●
the ability of Charter Financial to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Charter Financial Corporation’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal. Office of Thrift Supervision regulations generally provide that a stockholder of a federally chartered corporation that engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such institution payment of the fair or appraised value of his or her stock in the corporation, subject to specified procedural requirements.   The regulations also provide, however, that a stockholder of a federally chartered corporation whose shares are listed on a national securities exchange are not entitled to dissenters’ rights in connection with a merger if the stockholder is required to accept only “qualified consideration” for his or her stock, which is defined to include cash, shares of stock of any institution or corporation that at the effective date of the merger will be listed on a national securities exchange, or any combination of such shares of stock and cash.

Under Maryland law, stockholders of Charter Financial will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which Charter Financial is a party as long as the common stock of Charter Financial trades on a national securities exchange.

Amendment of Governing Instruments. No amendment of Charter Financial Corporation’s stock charter may be made unless it is first proposed by the board of directors of Charter Financial Corporation, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.

Charter Financial’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the stockholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the board of directors into three staggered classes;

(iii)	The ability of the board of directors to fill vacancies on the board;

(iv)	The requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by stockholders;

(v)	The ability of the board of directors to amend and repeal the bylaws;

(vi)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Charter Financial;

(vii)	The authority of the board of directors to provide for the issuance of preferred stock;

(viii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	The number of stockholders constituting a quorum or required for stockholder consent;

(x)	The indemnification of current and former directors and officers, as well as employees and other agents, by Charter Financial;

(xi)	The limitation of liability of officers and directors to Charter Financial for money damages;

(xii)	The inability of stockholders to cumulate their votes in the election of directors;

(xiii)	The advance notice requirements for stockholder proposals and nominations; and

(xiv)
The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of our directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF CHARTER FINANCIAL

Although the board of directors of Charter Financial is not aware of any effort that might be made to obtain control of Charter Financial after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of Charter Financial’s articles of incorporation to protect the interests of Charter Financial and its stockholders from takeovers which our board of directors might conclude are not in the best interests of CharterBank, Charter Financial or Charter Financial’s stockholders.

The following discussion is a general summary of the material provisions of Charter Financial’s articles of incorporation and bylaws, CharterBank’s charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. Charter Financial’s articles of incorporation and bylaws are included as part of First Charter, MHC’s application for conversion filed with the Office of Thrift Supervision and Charter Financial’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Articles of Incorporation and Bylaws of Charter Financial

Charter Financial’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of Charter Financial more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of our board of directors. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

Restrictions on Call of Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the President, by a majority of the whole board of directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares. After the conversion, Charter Financial will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of Charter Financial Following the Conversion.” The articles of incorporation authorize 50,000,000 shares of serial preferred stock. Charter Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of Charter Financial that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Charter Financial The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by our board of directors and also by at least a majority of the outstanding shares of our voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions. A list of these provisions is provided under “Comparison of Stockholders’ Rights For Existing Stockholders of Charter Financial Corporation—Amendment of Governing Instruments” above.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of Charter Financial’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain stockholder actions have been included in the articles of incorporation of Charter Financial in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law. Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between Charter Financial and an “interested stockholder”. See “Comparison of Stockholder Rights for Existing Stockholders of Charter Financial Corporation—Mergers, Consolidations and Sales of Assets”, above.

Evaluation of Offers. The articles of incorporation of Charter Financial provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Charter Financial (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Charter Financial and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors. For a list of enumerated factors, see “Comparison of Stockholder Rights for Existing Stockholders of Charter Financial Corporation—Evaluation of Offers”, above.

Purpose and Anti-Takeover Effects of Charter Financial’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. Our board of directors believes these provisions are in the best interests of Charter Financial and our stockholders. Our board of directors believes that it will be in the best position to determine the true value of Charter Financial and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Charter Financial and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Charter Financial and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of Charter Financial for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Charter Financial’s assets.
Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of Charter Financial’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Charter of CharterBank

CharterBank’s charter provides that for a period of five years from the closing of the conversion and offering, no person other than Charter Financial may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of CharterBank. This provision does not apply to any tax-qualified employee benefit plan of CharterBank or Charter Financial or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Charter Financial or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of CharterBank. In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Office of Thrift Supervision regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquiring stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion. Further, without the prior written approval of the Office of Thrift Supervision, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. The Office of Thrift Supervision has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured federal savings bank or its parent holding company unless the Office of Thrift Supervision has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. In addition, Office of Thrift Supervision regulations provide that no company may acquire control of a savings bank without the prior approval of the Office of Thrift Supervision. Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Office of Thrift Supervision.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the Office of Thrift Supervision that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings bank’s voting stock, if the acquiror is also subject to any one of eight “control factors,” constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest stockholders. The determination of control may be rebutted by submission to the Office of Thrift Supervision, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings bank’s stock who do not intend to participate in or seek to exercise control over a savings bank’s management or policies may qualify for a safe harbor by filing with the Office of Thrift Supervision a certification form that states, among other things, that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the Office of Thrift Supervision, as applicable. There are also rebuttable presumptions in the regulations concerning whether a group “acting in concert” exists, including presumed action in concert among members of an “immediate family.”

The Office of Thrift Supervision may prohibit an acquisition of control if it finds, among other things, that:

(i)	the acquisition would result in a monopoly or substantially lessen competition;

(ii)	the financial condition of the acquiring person might jeopardize the financial stability of the institution; or

(iii)	the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

DESCRIPTION OF CAPITAL STOCK OF CHARTER FINANCIAL
FOLLOWING THE CONVERSION

General

Charter Financial is authorized to issue 100,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Charter Financial currently expects to issue in the offering and exchange up to 13,135,301 shares of common stock, subject to adjustment up to 15,105,596 shares. Charter Financial will not issue shares of preferred stock in the conversion. Each share of Charter Financial common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock of Charter Financial will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. Charter Financial may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors. The payment of dividends by Charter Financial is subject to limitations that are imposed by law and applicable regulation. The holders of common stock of Charter Financial will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Charter Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon consummation of the conversion, the holders of common stock of Charter Financial will have exclusive voting rights in Charter Financial. They will elect Charter Financial’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of Charter Financial’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Charter Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock. As a federal stock savings association, corporate powers and control of CharterBank are vested in its board of directors, who elect the officers of CharterBank and who fill any vacancies on the board of directors. Voting rights of CharterBank are vested exclusively in the owners of the shares of capital stock of CharterBank, which will be Charter Financial, and voted at the direction of Charter Financial’s board of directors. Consequently, the holders of the common stock of Charter Financial will not have direct control of CharterBank.

Liquidation. In the event of any liquidation, dissolution or winding up of CharterBank, Charter Financial, as the holder of 100% of CharterBank’s capital stock, would be entitled to receive all assets of CharterBank available for distribution, after payment or provision for payment of all debts and liabilities of CharterBank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of Charter Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Charter Financial available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Charter Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of the shares of Charter Financial’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT

The transfer agent and registrar for Charter Financial’s common stock is American Stock Transfer & Trust Company, LLC.

EXPERTS

The consolidated financial statements of Charter Financial Corporation as of September 30, 2009 and 2008, and for the years then ended appearing in this prospectus and elsewhere in the registration statement have been audited by Dixon Hughes PLLC, independent registered public accountants, as stated in their reports with respect thereto, and are included herein in reliance given upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows of Charter Financial Corporation for the year ended September 30, 2007 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

Charter Financial Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to including KPMG LLP’s audit report on Charter Financial Corporation’s past financial statements that are included herein and in the registration statement.

RP Financial has consented to the publication herein of the summary of its report to Charter Financial setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Charter Financial, First Charter, MHC and CharterBank, will issue to Charter Financial its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Certain legal matters will be passed upon for Stifel, Nicolaus & Company, Incorporated by Silver, Freedman & Taff, L.L.P.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Charter Financial has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Charter Financial. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

First Charter, MHC has filed with the Office of Thrift Supervision an Application on Form AC with respect to the conversion. This prospectus omits certain information contained in the application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the Office of Thrift Supervision, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309. Our Plan of Conversion and Reorganization is available, upon request, at each of our branch offices.

In connection with the offering, Charter Financial will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Charter Financial and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, Charter Financial has undertaken that it will not terminate such registration for a period of at least three years following the offering.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
CHARTER FINANCIAL CORPORATION AND ITS SUBSIDIARIES

***

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Financial Corporation:

We have audited the accompanying consolidated statements of financial condition of Charter Financial Corporation and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2009 and 2008 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial Corporation and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DIXON HUGHES PLLC
Atlanta, Georgia
December 23, 2009

[KPMG LLP Letterhead]

Report of Independent Registered Public Accounting Firm

The Board of Directors
Charter Financial Corporation:

We have audited the accompanying consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows of Charter Financial Corporation and subsidiaries (the Company) for the year ended September 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the operations and the cash flows of Charter Financial Corporation for the year ended September 30 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Birmingham, Alabama
December 23, 2007

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Condition
September 30, 2009 and 2008

	2009	2008
Assets

Cash and amounts due from depository institutions	$36,679,210	$11,978,998
Interest-bearing deposits in other financial institutions	17,160,826	2,660,130
Cash and cash equivalents	53,840,036	14,639,128
Loans held for sale, fair value of $1,129,286 and $1,297,165 at September 30, 2009 and 2008, respectively	1,123,489	1,292,370
Mortgage-backed securities and collateralized mortgage obligations available for sale	201,625,975	242,848,419
Other investment securities available for sale	4,434,732	34,290,733
Federal Home Loan Bank stock	14,035,800	13,605,900
Loans receivable:
Not covered under FDIC loss sharing agreements	472,974,693	437,520,665
Covered under FDIC loss sharing agreements, net	89,763,944	-
Unamortized loan origination fees, net	(856,538)	(804,475)
Allowance for loan losses (non-covered loans)	(9,331,612)	(8,243,931)
Loans receivable, net	552,550,487	428,472,259
Other real estate owned:
Not covered under FDIC loss sharing agreements	4,777,542	2,680,430
Covered under FDIC loss sharing agreements	10,681,499	-
Accrued interest and dividends receivable	3,746,080	3,272,628
Premises and equipment, net	17,287,140	17,302,517
Goodwill	4,325,282	4,325,282
Other intangible assets, net of amortization	854,586	988,988
Cash surrender value of life insurance	30,185,560	28,916,292
FDIC receivable for loss sharing agreements	26,481,146	-
Deferred income taxes	7,289,043	6,872,020
Other assets	3,641,736	1,993,616
Total assets	$936,880,133	$801,500,582
Liabilities and Stockholders’ Equity

Liabilities:
Deposits	$597,633,669	$420,175,064
FHLB advances and other borrowings	227,000,000	267,000,000
Advance payments by borrowers for taxes and insurance	1,279,440	1,237,494
Other liabilities	12,710,364	10,786,103
Total liabilities	838,623,473	699,198,661
Stockholders’ Equity:
Common stock, $0.01 par value; 19,859,219 and 19,859,219 shares issued at September 30, 2009 and 2008, respectively; 18,577,356 and 18,794,999 shares outstanding at September 30, 2009 and 2008, respectively	198,592	198,592
Additional paid-in capital	42,751,898	42,537,428
Treasury stock, at cost; 1,281,863 and 1,064,220 shares at September 30, 2009 and 2008 respectively	(36,948,327)	(35,060,409)
Unearned compensation - ESOP	(1,683,990)	(1,825,390)
Retained earnings	102,215,498	103,301,290
Accumulated other comprehensive loss - net unrealized holding losses on securities available for sale, net of tax	(8,277,011)	(6,849,590)
Total stockholders’ equity	98,256,660	102,301,921
Commitments and contingencies
Total liabilities and stockholders’ equity	$936,880,133	$801,500,582

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended September 30, 2009, 2008, and 2007

	2009	2008	2007
Interest and dividend income:
Loans receivable	$29,311,959	$28,872,156	$28,884,292
Mortgage-backed securities and collateralized mortgage obligations	10,700,219	12,210,454	13,787,660
Equity securities	29,394	3,168,878	8,203,630
Debt securities	484,064	1,189,925	1,759,595
Interest-bearing deposits in other financial institutions	33,636	935,991	2,010,338
Total interest and dividend income	40,559,272	46,377,404	54,645,515
Interest expense:
Deposits	10,099,376	14,525,764	15,187,922
Borrowings	12,499,232	12,245,020	14,639,019
Total interest expense	22,598,608	26,770,784	29,826,941
Net interest income	17,960,664	19,606,620	24,818,574
Provision for loan losses	4,550,000	3,250,000	—
Net interest income after provision for loan losses	13,410,664	16,356,620	24,818,574
Noninterest income:
Service charges on deposit accounts	4,664,364	5,027,499	4,532,045
Gain (loss) on sale of investments	2,160,760	(38,272)	—
Gain on sale of other assets held for sale	2,086,053	—	—
Bank owned life insurance	1,269,268	1,059,224	591,478
Gain on sale of loans and loan servicing release fees	681,524	762,227	1,151,839
Gain on sale of Freddie Mac common stock	—	9,556,639	69,453,332
Loan servicing fees	223,375	291,183	272,040
Gain on operations of covered call program	—	1,722,977	368,799
Brokerage commissions	301,469	402,183	424,299
Other	405,321	166,797	130,479
Total noninterest income	11,792,134	18,950,457	76,924,311
Noninterest expenses:
Salaries and employee benefits	10,056,639	11,436,562	13,811,000
Occupancy	3,970,052	3,786,348	3,530,652
FHLB advance prepayment penalty	1,408,275	—	—
Legal and professional	989,230	669,789	429,444
Marketing	1,040,867	930,174	987,648
Federal insurance premiums and other regulatory fees	1,390,873	336,290	260,907
Net cost of operations of real estate owned	800,985	18,826	44,340
Furniture and equipment	647,878	624,530	667,495
Postage, office supplies, and printing	625,110	614,302	560,072
Core deposit intangible amortization expense	134,402	136,864	147,684
Other	1,517,087	1,730,124	1,486,457
Total noninterest expenses	22,581,398	20,283,809	21,925,699
Income before income taxes	2,621,400	15,023,268	79,817,186
Income tax expense	305,638	4,491,036	28,877,364
Net income	$2,315,762	$10,532,232	$50,939,822

Basic net income per share	$0.13	$0.55	$2.67
Diluted net income per share	$0.12	$0.55	$2.65
Weighted average number of common shares outstanding	18,497,297	19,022,259	19,097,807
Weighted average number of common and potential common shares outstanding	18,558,523	19,082,960	19,210,548

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
Years ended September 30, 2009, 2008, and 2007

								Accumulated
		Common stock		Additional		Unearned		other	Total
	Comprehensive	Number		paid-in	Treasury	compensation	Retained	comprehensive	stockholders’
	income (loss)	of shares	Amount	capital	stock	ESOP	earnings	income (loss)	equity

Balance at September 30, 2006		19,837,816	$198,378	$39,031,515	$(5,436,393)	$(2,121,940)	$63,548,301	$172,489,384	$267,709,245
Comprehensive income (loss):
Net income	$50,939,822	-	-	-	-	-	50,939,822	-	50,939,822
Other comprehensive income (loss) – change in unrealized gain on securities, net of income taxes of $34,955,781	(55,603,237)	-	-	-	-	-	-	(55,603,237)	(55,603,237)
Total comprehensive loss	$(4,663,415)
Dividends paid, $4.45 per share		-	-	-	-	-	(14,562,112)	-	(14,562,112)
Allocation of ESOP common stock		-	-	454,887	-	150,500	-	-	605,387
Vesting of non-vested shares		-	-	(91,980)	801,245	-	-	-	709,265
Tax benefit of disqualifying dispositions of stock options		-	-	139,365	-	-	-	-	139,365
Stock based compensation expense		-	-	1,311,019	-	-	-	-	1,311,019
Income tax benefits of non-vested share awards		-	-	424,189	-	-	-	-	424,189
Repurchase of shares		-	-	-	(27,064,470)	-	-	-	(27,064,470)
Exercise of stock options, including income tax benefit of $59,860		17,803	178	463,469	-	-	-	-	463,647

Balance at September 30, 2007		19,855,619	$198,556	$41,732,464	$(31,699,618)	$(1,971,440)	$99,926,011	$116,886,147	$225,072,120
Comprehensive income (loss):
Net income	$10,532,232	-	-	-	-	-	10,532,232	-	10,532,232
Other comprehensive income (loss) – change in unrealized gain on securities, net of income taxes of $77,788,265	(123,735,737)	-	-	-	-	-	-	(123,735,737)	(123,735,737)
Total comprehensive loss	$(113,203,505)
Dividends paid, $1.75 per share		-	-	-	-	-	(7,156,953)	-	(7,156,953)
Allocation of ESOP common stock		-	-	554,466	-	146,050	-	-	700,516
Vesting of non-vested shares		-	-	51,460	1,315,387	-	-	-	1,366,847
Tax benefit of disqualifying dispositions of stock options		-	-	9,700	-	-	-	-	9,700
Stock based compensation expense		-	-	84,038	-	-	-	-	84,038
Repurchase of shares		-	-	-	(4,676,178)	-	-	-	(4,676,178)
Exercise of stock options, including income tax benefit of $0		3,600	36	105,300	-	-	-	-	105,336

Balance at September 30, 2008		19,859,219	$198,592	$42,537,428	$(35,060,409)	$(1,825,390)	$103,301,290	$(6,849,590)	$102,301,921

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES
Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)
Years ended September 30, 2009, 2008, and 2007
(Continued)

								Accumulated
		Common stock		Additional		Unearned		other	Total
	Comprehensive	Number		paid-in	Treasury	compensation	Retained	comprehensive	stockholders’
	income (loss)	of shares	Amount	capital	stock	ESOP	earnings	income (loss)	equity
Balance at September 30, 2008		$19,859,219	$198,592	$42,537,428	$(35,060,409)	$(1,825,390)	$103,301,290	$(6,849,590)	$102,301,921
Comprehensive income (loss):
Net income	$2,315,762	-	-	-	-	-	2,315,762	-	2,315,762
Other comprehensive income (loss) – change in unrealized loss on securities, net of income taxes of $897,369	(1,427,421)	-	-	-	-	-	-	(1,427,421)	(1,427,421)
Total comprehensive income	$888,341
Dividends paid, $1.00 per share		-	-	-	-	-	(3,401,554)	-	(3,401,554)
Allocation of ESOP common stock		-	-	148,470	-	141,400	-	-	289,870
Vesting of non-vested shares		-	-	32,066	340,424	-	-	-	372,490
Stock based compensation expense		-	-	33,934	-	-	-	-	33,934
Repurchase of shares		-	-	-	(2,228,342)	-	-	-	(2,228,342)

Balance at September 30, 2009		$19,859,219	$198,592	$42,751,898	$(36,948,327)	$(1,683,990)	$102,215,498	$(8,277,011)	$98,256,660

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2009, 2008, and 2007

	2009	2008	2007
Cash flows from operating activities:
Net income	$2,315,762	$10,532,232	$50,939,822
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	4,550,000	3,250,000	—
Depreciation and amortization	1,007,408	963,964	989,788
Deferred income tax benefit	(430,209)	(1,920,594)	(422,086)
Accretion and amortization of premiums and discounts, net	127,242	(26,437)	(138,640)
Accretion of fair value discounts related to covered loans	(1,698,238)	—	—
Gain on sale of loans and loan servicing release fees	(681,524)	(762,227)	(1,151,839)
Proceeds from sale of loans	25,996,713	18,548,793	41,099,310
Originations and purchases of loans held for sale	(25,146,308)	(18,157,816)	(39,959,385)
Gain on sale of Freddie Mac common stock	—	(9,556,639)	(69,453,332)
(Gain) loss on sale of mortgage-backed securities, collateralized mortgage obligations, and other investments	(2,160,760)	38,272	—
Write down of real estate owned	669,870	39,219	30,800
Gain on sale of real estate owned	(113,007)	(113,946)	(414)
Recovery payable to FDIC on other real estate owned gains	(130,046)	—	—
Gain on sale of other assets held for sale	(2,086,053)	—	(47,539)
FHLB advance prepayment penalty	1,408,275	—	—
Restricted stock award expense	285,046	851,640	669,319
Stock option expense	33,934	84,038	1,971,608
Excess tax benefit on exercise of stock options	—	—	(59,860)
Increase in cash surrender value on bank owned life insurance	(1,269,268)	(1,059,224)	(591,478)
Changes in assets and liabilities:
Decrease (increase) in accrued interest and dividends receivable	192,004	404,950	(99,207)
Decrease in other assets	437,171	159,085	113,019
Increase in other liabilities	867,398	454,559	2,067,504
Net cash provided (used in) by operating activities	4,175,411	3,729,869	(14,042,610)

Cash flows from investing activities:
Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations available for sale	89,435,458	5,894,659	—
Principal collections on government sponsored entities available for sale	1,103,987	606,401	789,064
Principal collections on mortgage-backed securities and collateralized mortgage obligations available for sale	69,470,730	47,745,518	50,442,863
Purchase of mortgage-backed securities and collateralized mortgage obligations available for sale	(111,700,517)	(38,269,681)	(4,003,362)
Purchase of equity securities and other investments	(21,891,798)	(10,083,386)	—
Proceeds from sale of Freddie Mac common stock	—	14,281,888	70,646,923
Proceeds from the sale or issuer call of equity securities and other investments	58,055,440	990,025	—
Proceeds from maturities of other securities available for sale	—	5,974,000	5,000,000
Purchase of FHLB stock	(2,236,500)	(3,042,000)	(1,125,000)
Proceeds from redemption of FHLB stock	2,806,500	3,103,900	3,438,400
Proceeds from redemption of FRB stock acquired	157,800	—	—
Net increase in loans receivable	(43,655,083)	(30,990,857)	(31,402,364)
Net decrease in FDIC receivable	23,729,476	—	—
Proceeds from sale of real estate owned	5,443,005	2,395,548	826,044
Proceeds from sale of premises and equipment	781,510	—	149,516
Purchases of premises and equipment	(1,639,139)	(1,328,770)	(701,216)
Net cash received from acquisitions	30,017,337
Purchase of life insurance	—	(15,000,000)	—
Net cash provided by (used in) investing activities	99,878,206	(17,722,755)	94,060,868

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the Year Ended September 30, 2009, 2008, and 2007

	2009	2008	2007
Cash flows from financing activities:
Purchase of treasury stock	$(2,228,342)	$(4,676,178)	$(27,064,470)
Stock options exercised	—	105,336	403,787
Excess tax benefit on exercise of stock options	—	—	59,860
Dividends paid	(3,401,554)	(15,871,868)	(5,847,197)
Net (decrease) increase in deposits	(4,779,819)	(10,508,011)	58,626,378
Proceeds from Federal Home Loan Bank advances	56,300,000	68,800,000	25,000,000
Principal payments on Federal Home Loan Bank advances	(110,784,940)	(63,800,000)	(75,000,000)
Proceeds from other borrowings	—	49,333,000	210,178,000
Principal payments on other borrowings	—	(59,391,000)	(226,048,000)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	41,946	(29,818)	(76,909)
Net cash used in financing activities	(64,852,709)	(36,038,539)	(39,768,551)

Net increase (decrease) in cash and cash equivalents	39,200,908	(50,031,425)	40,249,707

Cash and cash equivalents at beginning of period	14,639,128	64,670,553	24,420,846

Cash and cash equivalents at end of period	$53,840,036	$14,639,128	$64,670,553

Supplemental disclosures of cash flow information:
Interest paid	$23,210,377	$26,134,886	$29,376,630
Income taxes paid	$330,697	$8,585,768	$27,416,431

Supplemental disclosure of noncash financing activities:
Real estate acquired through foreclosure of the loans receivable	$11,211,995	$4,821,478	$575,981
Issuance of ESOP common stock	$289,870	$700,516	$605,387
Issuance of common stock under stock benefit plans	$372,490	$1,366,847	$709,265
Issuance of common stock through net share settlement exercises	$—	$—	$261,943
Tax benefit from disqualifying dispositions	$—	$9,700	$139,365
Dividends declared not yet paid	$—	$—	$8,714,915
Unrealized loss on securities available for sale, net	$(1,427,421)	$(123,735,737)	$(55,603,237)
Acquisition:
Assets acquired at fair value	$196,749,266	$—	$—
Liabilities assumed at fair value	$196,749,266	$—	$—

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(1)	Summary of Significant Accounting Policies

The consolidated financial statements of Charter Financial Corporation and subsidiaries (the Company) include the financial statements of Charter Financial Corporation and its wholly owned subsidiary, CharterBank (the Bank). All intercompany accounts and transactions have been eliminated in consolidation.

CharterBank was organized as a federally chartered mutual savings and loan association in 1954. CharterBank is primarily regulated by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC), and undergoes periodic examinations by those regulatory authorities.

Charter Financial Corporation was formed through the reorganization of CharterBank in October 2001. At that time, CharterBank converted from a federally chartered mutual savings and loan association into a two–tiered mutual holding company structure and became a direct wholly owned subsidiary of Charter Financial Corporation. Through a public offering during the same year, Charter Financial Corporation sold 20% of its common stock. During the year ended September 30, 2007 the Company repurchased approximately 500,000 of its shares and deregistered with the Securities and Exchange Commission. In conjunction with the deregistration from the Securities and Exchange Commission the Company moved the trading of its stock from NASDAQ to the Over-the-Counter Bulletin Board. First Charter, MHC, a federal mutual holding company, owns approximately 85% of the outstanding shares of the common stock of Charter Financial Corporation at September 30, 2009 following various treasury stock transactions of the Company.

The Company primarily provides real estate loans and a full range of deposit products to individual and small business consumers through its fourteen branch offices located in West Point, LaGrange, Newnan and Peachtree City, Georgia and Auburn, Opelika, and Valley, Alabama. In addition, the Company operates three loan production offices located in various Georgia and Alabama locations. The Company primarily competes with other financial institutions in its market area within west central Georgia and east central Alabama. The Company considers its primary lending market to be the states of Georgia and Alabama. The Company operates and manages as a one-bank holding company and, as such, has no reportable segments.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the financial institutions industry. The following is a summary of the significant accounting policies that the Company follows in presenting its consolidated financial statements.

	(a)	Basis of Presentation

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the estimates used for fair value acquisition accounting and the FDIC receivable for loss sharing agreements, the assessment for other-than-temporary impairment of investment securities, mortgage-backed securities, and collateralized mortgage obligations. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

In connection with the assessment for other-than-temporary impairment of investment securities, mortgage-backed securities, and collateralized mortgage obligations, management obtains fair value estimates by independent quotations, assesses current credit ratings and related trends, reviews relevant delinquency and default information, assesses expected cash flows and coverage ratios, assesses the relative strength of credit support from less senior tranches of the securities, reviews average credit score data of underlying mortgagees, and assesses other current data. The severity and duration of an impairment and the likelihood of potential recovery of an impairment is considered along with the intent and ability to hold any impaired security to maturity or recovery of carrying value.

A substantial portion of the Company’s loans is secured by real estate located in its market area. Accordingly, the ultimate collectability of a substantial portion of the Company’s loan portfolio is susceptible to changes in the real estate market conditions of this market area.

Certain reclassifications of 2007 and 2008 balances have been made to conform to classifications used in 2009. These reclassifications did not change stockholders’ equity or net income.

Subsequent events have been evaluated through December 23, 2009, which is the date of financial statement issuance.

(b)	Cash and Cash Equivalents

Cash and cash equivalents, as presented in the consolidated financial statements, include amounts due from other depository institutions and interest–bearing deposits in other financial institutions. Generally, interest–bearing deposits in other financial institutions are for one–day periods.

(c)	Investments, Mortgage–Backed Securities, and Collateralized Mortgage Obligations

Investments, mortgage–backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Investment in stock of the Federal Home Loan Bank (FHLB) is required of every federally insured financial institution, which utilizes its services. The investment in FHLB stock is carried at cost and such stock is evaluated for any potential impairment.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage–backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

Gains and losses on sales of investments, mortgage–backed securities, and collateralized mortgage obligations are recognized on the trade date, based on the net proceeds received and the adjusted carrying amount of the specific security sold.

A decline in the market value of any available for sale security below cost that is deemed other-than-temporary results in a charge to earnings and the establishment of a new cost basis for that security. At September 30, 2009, the Company did not have any securities with other-than-temporary impairment.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(d)	Loans and Interest Income

Loans are reported at the principal amounts outstanding, net of unearned income, deferred loan fees/origination costs, and the allowance for loan losses.

Interest income is recognized using the simple interest method on the balance of the principal amount outstanding. Unearned income, primarily arising from deferred loan fees, net of certain origination costs, and deferred gains on the sale of the guaranteed portion of Small Business Administration (SBA) loans, is amortized over the lives of the underlying loans using the interest method.

Generally, the accrual of interest income is discontinued on loans when reasonable doubt exists as to the full, timely collection of interest or principal. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest on nonaccrual loans, which is ultimately collected, is credited to income in the period received.

Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or at the loan’s observable market price, or the fair value of the collateral if the loan is collateral dependent. The Company considers a loan impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. Large pools of smaller balance homogeneous loans, such as consumer and installment loans, are collectively evaluated for impairment by the Company. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans for which the accrual of interest has been discontinued are recorded as income when received unless full recovery of principal is in doubt whereby cash received is recorded as principal reduction.

Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold.

Loans held for sale are carried at the lower of aggregate cost or market, with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.

Acquired loans are recorded at fair value at the date of acquisition. The fair values of loans with evidence of credit deterioration (impaired loans) are recorded net of a non-accretable difference and, if appropriate, an accretable yield. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the non-accretable difference, which is included in the carrying amount of acquired loans. Subsequent decreases to the expected cash flows will generally result in a provision for loan losses. Subsequent increases in cash flows result in a reversal of the provision for loan losses to the extent of prior changes, or a reclassification of the difference from non-accretable to accretable with a positive impact on the accretable yield. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable yield and is recognized in interest income over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The Bank was unable to make such an estimate for acquired impaired loans. Credit losses on acquired performing loans are estimated based on analysis of the performing portfolio. Such estimated credit losses are recorded as non-accretable discounts in a manner similar to purchased impaired loans.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Acquired loans covered under loss sharing agreements with the FDIC are reported exclusive of expected reimbursement cash flows from the FDIC. Subsequent adjustments to the estimated recoverable value of covered loans result in a reduction of covered loans, and a charge to other expense, and an increase in the FDIC receivable for the estimated amount to be reimbursed, with a corresponding amount recorded as other income.

(e)	Allowance for Loan Losses

The allowance for loan losses is adjusted through provisions for loan losses charged or credited to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers’ ability to pay.

To the best of management’s ability, all known and inherent losses that are both probable and reasonable to estimate have been recorded. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to adjust the allowance based on their judgment about information available to them at the time of their examination.

(f)	Real Estate Owned

Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write–downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned charged to operations. Based upon management’s evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to reflect any estimated declines in fair value. Gains recognized on the disposition of the properties are recorded in other income in the consolidated statements of income.

Other real estate acquired through foreclosure covered under loss sharing agreements with the FDIC is reported exclusive of expected reimbursement cash flows from the FDIC. Subsequent adjustments to the estimated recoverable value of covered other real estate result in a reduction of covered other real estate, and a charge to other expense, and an increase in the FDIC receivable for the estimated amount to be reimbursed, with a corresponding amount recorded as other income.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.

(g)	Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation, which is computed using the straight–line method over the estimated useful lives of the assets. The estimated useful lives of the assets range from 20 to 39 years for buildings and improvements and 3 to 15 years for furniture, fixtures, and equipment.

(h)	Receivable from FDIC for Loss Sharing Agreements

Under loss sharing agreements with the FDIC, the Bank recorded a receivable from the FDIC equal to 80 percent of the estimated losses in the covered loans and other real estate acquired. The receivable was recorded at the present value of the estimated cash flows using a discount rate of four percent at the date of the respective acquisition and will be reviewed and updated prospectively as loss estimates related to covered loans and other real estate acquired through foreclosure change. Most third party expenses on real estate and covered loans are covered under the loss sharing agreements and the cash flows from the reimbursable portion are included in the estimate of cash flows.

(i)	Mortgage Banking Activities

As a part of normal business operations, the Company originates residential mortgage loans that have been pre-approved by secondary investors. The terms of the loans are set by the secondary investors, and the purchase price that the investor will pay for the loan is agreed to prior to the commitment of the loan by the Company. Generally within three weeks after funding, the loans are transferred to the investor in accordance with the agreed-upon terms. The Company records gains from the sale of these loans on the settlement date of the sale equal to the difference between the proceeds received and the carrying amount of the loan. The gain generally represents the portion of the proceeds attributed to servicing release premiums received from the investors and the realization of origination fees received from borrowers which were deferred as part of the carrying amount of the loan. Between the initial funding of the loans by the Company and the subsequent reimbursement by the investors, the Company carries the loans on its balance sheet at the lower of cost or market. Because the Company’s commitments to originate mortgage loans are contracted on a best efforts basis, the value of the underlying commitment is generally not material to the consolidated financial statements.

Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.

(j)	Insurance

At September 30, 2009 the Company was covered under a $7 million banker’s blanket bond policy and a $3 million errors and omissions policy. The Company is also covered with a $10 million umbrella policy.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(k)	Income Taxes

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies by jurisdiction and entity in making this assessment

(l)	Comprehensive Income

Comprehensive income for the Company consists of net income for the period and unrealized holding gains and losses on investments, mortgage–backed securities, and collateralized mortgage obligations classified as available for sale, net of income taxes.

(m)	Goodwill and other intangible Assets

Intangible assets include costs in excess of net assets acquired and core deposit intangibles recorded in connection with the acquisition of EBA Bancshares, Inc. and subsidiary, Eagle Bank of Alabama (collectively “EBA”). The core deposit intangible is being amortized over 13 years.

The Company tests its goodwill for impairment annually during its fiscal fourth quarter and upon certain triggering events on an interim basis. No impairment charges have been recognized through September 30, 2009.

(n)	Acquisitions

Accounting principles generally accepted in the United States (US GAAP) requires that the acquisition method of accounting, formerly referred to as purchase method, be used for all business combinations and that an acquirer be identified for each business combination. Under US GAAP, the acquirer is the entity that obtains control of one or more businesses in the business combination, and the acquisition date is the date the acquirer achieves control. US GAAP requires that the acquirer recognize the fair value of assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date.

The Company’s wholly-owned subsidiary acquired Neighborhood Community Bank (“NCB”) headquartered in Newnan, Georgia on June 26, 2009. The acquisition was completed with the assistance of the Federal Deposit Insurance Corporation (FDIC), which had been appointed Receiver of the entity by its state banking authority immediately prior to the Bank’s acquisition. The acquired assets and assumed liabilities of NCB were measured at estimated fair value. Management made significant estimates and exercised significant judgment in accounting for the acquisition of NCB. Management judgmentally assigned risk ratings to loans based on appraisals and estimated collateral values, expected cash flows, and estimated loss factors to measure fair values for loans. Other real estate acquired through foreclosure was valued based upon pending sales contracts and appraised values, adjusted for current market conditions. Management used quoted or current market prices to determine the fair value of investment securities, short-term borrowings and long-term obligations that were assumed from NCB. The carrying value of certain long-term assets acquired in the acquisition of NCB, primarily the estimated value of core deposits of approximately $1.1 million, were reduced to zero by the excess of fair value of net assets acquired over liabilities assumed in the acquisition.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(o)	Stock–Based Compensation

The Company recognizes the estimated fair value of such equity instruments as expense as services are performed. The Company recognizes the total cost of the Company’s share based awards equal to the grant date fair value as expense on a straight line basis over the service periods of the awards. For the year ended September 30, 2009 stock option expense of $33,932 was recorded in the income statement in income before taxes. As of September 30, 2009, the Company had $121,042 of unrecognized stock option expense not yet recognized which will be recognized over the next four years.

(p)	Income Per Share

Basic net income per share is computed on the weighted average number of shares outstanding. Diluted net income per share is computed by dividing net income by weighted average shares outstanding plus potential common shares resulting from dilutive stock options, determined using the treasury stock method.

	Year Ended September 30,
	2009	2008	2007

Net income	$2,315,762	$10,532,232	$50,939,822
Denominator:
Weighted average common shares outstanding	18,497,297	19,022,259	19,097,807
Equivalent shares issuable upon exercise of stock options	61,226	60,701	112,741
Diluted shares	18,558,523	19,082,960	19,210,548
Net income per share
Basic	$0.13	$0.55	$2.67
Diluted	$0.12	$0.55	$2.65

There were certain levels of dilution during fiscal 2009 and 2008 at quarters ended. For the year ended September 30, 2007, there were no antidilutive shares.

(q)	Treasury Stock

Treasury stock is accounted for at cost.

(r)	Employee Stock Ownership Plan (ESOP)

The Company has an internally-leveraged ESOP trust that covers substantially all of its employees. Such internal leverage is reflected as unearned compensation in stockholders’ equity. The Company records compensation expense associated with the ESOP based on the average market price (fair value) of the total Company shares committed to be released, and subsequently allocated to participants, during the year. The Company further records as compensation expense any dividends declared on unallocated Company shares in the ESOP trust. Earnings per share computations include any allocated shares in the ESOP trust.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(s)	Other Derivatives

The Company recognizes all derivatives as either assets or liabilities in the Company’s consolidated balance sheets and measures these instruments at fair value. The Company has utilized covered call options on certain equity investments from time to time. There were no covered call options outstanding at September 30, 2009 and 2008.

(t)	Bank Owned Life Insurance

The Company owns life insurance policies to provide for the payment of death benefits related to existing deferred compensation and supplemental income plans maintained for the benefit of certain executives and directors of the Company. The total cash surrender value amounts of such policies at September 30, 2009 and 2008 was $30,185,560 and $28,916,292, respectively. During fiscal 2008, the Company invested an additional $15 million of bank owned life insurance. The Company recorded, as income, increases to the cash surrender value of $1,269,268, $1,059,224, and $591,478 for the three years ended September 30, 2009, 2008, and 2007, respectively.

(u)	Recent Accounting Pronouncements

Beginning October 1, 2009 for the Company, changes to accounting standards for business combinations become effective. The new guidance established the acquisition method of accounting for all business combinations and required that an acquirer be indentified for each business combination. The acquirer is required to recognize the fair value of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date. The fair value established for loans includes any estimated losses; therefore, no allowance for loan losses is established at acquisition. The new guidance required that acquisition-related costs and restructuring costs be recognized as period expenses as incurred. Management is currently evaluating the impact of adoption on the consolidated financial statements as it relates to future transactions.

In April 2008, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance for the determination of the useful life of intangible assets that was effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance applies to all intangible assets, whether acquired in a business combination or otherwise. It is applied prospectively to intangible assets acquired after the effective date and early adoption is prohibited. The Company adopted the provisions of this guidance during 2009, as required, and the adoption did not have a material impact on the Company’s financial condition or results of operations.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

In April 2009, the FASB issued authoritative guidance for the recognition and presentation of other-than-temporary impairments. The guidance changes existing guidance for determining whether impairment of debt securities is other-than-temporary and requires other-than-temporary impairment to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses), which is recognized in earnings, and the amount related to other factors, which is recognized in other comprehensive income. The non-credit loss component of the impairment can only be classified in other comprehensive income if the holder of the security concludes (1) that it does not intend to sell the security and (2) that it is more likely than not that it will not be required to sell the security before the security recovers its value. If these two conditions are not met, the non-credit loss component of the impairment must also be recognized in earnings.

Upon adoption of the standard, the entity is required to record a cumulative-effect adjustment, as of the beginning of the period of adoption, to reclassify the non-credit loss component of previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income. The update is effective, as of June 30, 2009, with early adoption permitted as of March 31, 2009. The Company did not elect to early-adopt the standard nor did it have a material impact on the consolidated financial statements of the Company when adopted.

In April 2009, the FASB issued authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. The guidance, while emphasizing the objective of fair value measurement, provides additional guidance for determining whether market activity for a financial asset or liability has significantly decreased, as well as for identifying circumstances that indicate that transactions are not orderly.

The guidance reiterates that if a market is determined to be inactive and the related market price is deemed to be reflective of a “distressed sale” price, then further analysis is required to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive. The guidance is effective, as of June 30, 2009, with early adoption permitted as of March 31, 2009. The Company did not elect to early-adopt the guidance nor did it have a material impact on the consolidated financial statements of the Company when adopted.

In April 2009, the FASB issued authoritative guidance for subsequent events. The Company adopted the new accounting standard during the year ended September 30, 2009. This guidance sets forth the circumstances under which an entity should recognize events occurring after the balance sheet date and the disclosures that should be made. Also, this guidance requires disclosure of the date through which the entity has evaluated subsequent events (for public companies, and other companies that expect to widely distribute their financial statements, this date is the date of financial statement issuance, and for nonpublic companies, the date the financial statements are available to be issued). The adoption of this guidance did not have a material impact on the consolidated financial statements of the Company.

In June 2009, the FASB issued authoritative guidance for accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures, including information about continuing exposure to risks related to transferred financial assets. This guidance is effective after November 15, 2009 and such requirements must be applied to transfers that occurred before and after the effective date. Management is currently evaluating the impact of adoption on the consolidated financial statements, but does not believe that adoption will have a material impact.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

In June 2009, the FASB issued authoritative guidance for the way entities account for securitizations and special-purpose entities which contains new criteria for determining the primary beneficiary, eliminates the exception to consolidating QSPEs, requires continual reconsideration of conclusions reached in determining the primary beneficiary, and requires additional disclosures. This guidance is effective as of the beginning of fiscal years beginning after November 15, 2009 and is applied using a cumulative effect adjustment to retained earnings for any carrying amount adjustments (e.g., for newly-consolidated Variable Interest Entities). Management is currently evaluating the impact of adoption on the consolidated financial statements, but does not believe that adoption will have a material impact.

In June 2009, the FASB issued authoritative guidance for the FASB accounting standards codification and the hierarchy of generally accepted accounting principles. The Codification will become the source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities and will supersede all non-SEC accounting and reporting standards. This statement is effective for financial statements issued for interim periods and annual financial statements for periods ending after September 15, 2009. The adoption of this update did not have a material impact on the consolidated financial statements of the Company.

(2)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets include cost in excess of net assets acquired and core deposit intangibles recorded in connection with certain acquisitions. Management tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The core deposit intangibles are being amortized over the average remaining life of the acquired customer deposits, ranging from four to thirteen years. The Company recorded amortization expense related to the core deposit intangible of $134,402, $136,864, and $147,684 for the years ended September 30, 2009, 2008, and 2007, respectively.

At September 30, 2009 and 2008, intangible assets are summarized as follows:

	2009	2008

Goodwill	$4,325,282	$4,325,282

Core deposit intangible	1,975,941	1,975,941
Less accumulated amortization	1,121,355	986,953
	854,586	988,988
Total intangible assets	$5,179,868	$5,314,270

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Amortization expense for the core deposit intangible for the next five years is as follows:

2010	$134,402
2011	134,402
2012	134,402
2013	134,402
2014	134,402
Thereafter	182,576
$854,586

(3)	Federally Assisted Acquisition of Neighborhood Community Bank

On June 26, 2009, the Bank purchased substantially all of the assets and assumed substantially all the liabilities of NCB from the FDIC, as Receiver of NCB. NCB operated four commercial banking branches primarily within the Newnan, Georgia area. The FDIC took NCB under receivership upon its closure by the Georgia Department of Banking and Finance. The Bank’s bid to purchase NCB included the purchase of substantially all NCB’s assets at a discount of $26,900,000 in exchange for assuming certain NCB deposits and certain other liabilities. No cash, deposit premium or other consideration was paid by the Bank. The Bank and the FDIC entered into loss sharing agreements regarding future losses incurred on loans and other real estate acquired through foreclosure existing at the acquisition date. Under the terms of the loss sharing agreements, the FDIC will reimburse the Bank for 80 percent of net losses on covered assets incurred up to $82,000,000, and 95 percent of net losses exceeding $82,000,000. The term for loss sharing on residential real estate loans is ten years, while the term of for loss sharing on non-residential real estate loans is five years in respect to losses and eight years in respect to loss recoveries. As a result of the loss sharing agreements with the FDIC, the Bank recorded a receivable of $49,991,245 at the time of acquisition. The Bank has submitted $29,607,043 in net losses to the FDIC under the loss-sharing agreements during the period from the acquisition date through September 30, 2009, and has received $23,685,634 in reimbursements from the FDIC during that same period. Subsequent to September 30, 2009, the Bank has submitted an additional $4,067,475 to the FDIC under such agreements.

The acquisition of NCB was accounted for under the acquisition method of accounting. A summary of net assets acquired and liabilities assumed is presented in the following table. As explained in the explanatory notes that accompany the following table, the purchased assets and assumed liabilities were recorded at the acquisition date fair value. Fair values are preliminary and subject to refinement for up to one year after the closing date of the acquisition as additional information regarding the closing date fair values become available.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

	As Recorded by NCB	Fair Value Adjustments		As Recorded
Assets
Cash and due from banks	$10,602,482	$19,414,855	(a)	$30,017,337
Securities	12,763,061	(14,395)	(b)	12,748,666
FHLB and FRB stock	1,157,700	-		1,157,700
Loans, net of unearned income	159,900,960	(65,194,681)	(c)	94,706,279
Other real estate owned	17,676,456	(10,240,018)	(d)	7,436,438
FDIC receivable for loss sharing agreements	-	49,991,245	(e)	49,991,245
Other assets	691,601	-		691,601
Total assets acquired	$202,792,260	$(6,042,994)		$196,749,266	(i)
Liabilities
Deposits	$181,325,925	$912,499	(f)	$182,238,424
FHLB advances	13,000,000	76,665	(g)	13,076,665
Other liabilities	981,190	452,987	(h)	1,434,177
Total liabilities assumed	195,307,115	1,442,151		196,749,266
Excess of assets acquired over liabilities assumed	$7,485,145

Aggregate fair value adjustments		$(7,485,145)

Explanation of fair value adjustments

(a) –	Adjustment reflects the initial wire received from the FDIC on the acquisition date.

(b) –	Adjustment reflects fair value adjustments based on the Bank’s evaluation of the acquired investment securities portfolio.

(c) –
Adjustment reflects fair value adjustments based on the Bank’s evaluation of the acquired loan portfolio. The fair value adjustment includes adjustments for estimated credit losses, liquidity, market yield and servicing costs.

(d) –	Adjustment reflects the estimated other real estate owned losses based on the Bank’s evaluation of the acquired other real estate owned portfolio.

(e) –	Adjustment reflects the estimated fair value of payments the Bank will receive from the FDIC under loss sharing agreements.

(f) –	Adjustment reflects fair value adjustments based on the Bank’s evaluation of the acquired time deposit portfolio.

(g) –	Adjustment arises since the rates on acquired FHLB advances are higher than rates available on similar borrowings as of the acquisition date.

(h) –	Adjustment reflects estimated qualifying acquisition costs in the transactions.

(i) –
The carrying values of certain long-term assets, primarily the estimated fair value of acquired core deposit intangible of $1.1 million, were reduced to zero by the excess of the fair value of net assets acquired over liabilities assumed in the acquisition.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Results of operations for NCB prior to the acquisition date are not included in the income statement for the year ended September 30, 2009. Due to the significant amount of fair value adjustments, the resulting accretion of those fair value adjustments and the protection resulting from the FDIC loss sharing agreements, historical results of NCB are not relevant to the Bank’s results of operations. Therefore, no pro forma information is presented.

During the quarter ended September 30, 2009, the Company received the first reimbursement under loss sharing agreements with the FDIC in the amount of $23,685,634. This reimbursement was recorded as a reduction of the FDIC receivable for loss sharing agreements.

Accounting standards prohibit carrying over an allowance for loan losses for impaired loans purchased in the NCB FDIC-assisted acquisition transaction. On the acquisition date, the preliminary estimate of the contractually required payments receivable for all impaired loans acquired in the NCB acquisition were $50,978,361 and the estimated fair value of the loans were $19,978,634. At June 26, 2009, all of these loans were valued based on the liquidation value of the underlying collateral because the timing and amount of the expected cash flows could not be reasonably estimated. As a result, the Company has no accretable discount on these impaired loans. At such date, the Company estimated that $24,799,782 would ultimately be collected from the FDIC relating to these impaired loans in accordance with applicable FDIC Loss Sharing Agreements. The Company established a non-accretable discount (a discount representing amounts which are not expected to be collected from the customer, liquidation of collateral, nor FDIC loss sharing agreements) of $6,199,945 on the acquisition date relating to these impaired loans, reflected in the recorded net fair value.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all non-impaired loans acquired in the acquisition was $108,922,599 and the estimated fair value of the loans were $74,727,645. At such date, the Company estimated that $17,017,808 would ultimately be collected from the FDIC under loss sharing agreements relating to these non-impaired loans upon their potential default in the future. The Company established an allowance for loan losses of $6,814,457 on these loans representing the Company’s 20% loss sharing because such amounts are not expected to be collected. In its estimate of cash flows for such loans, the Company also recorded an accretable discount of $10,362,689 relating to these non-impaired loans which will be recognized on a level yield basis over the life of the loans, representing periods up to sixty months, because accretable yield represents cash flows expected to be collected.

The Company has also recorded a net FDIC receivable of $49,991,245, representing FDIC indemnification under loss sharing agreements for covered loans and other real estate. Such receivable has been discounted by $2,029,990 for the expected timing of receipt of these cash flows.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(4)	Investment Securities

Investment securities available for sale are summarized as follows:

	September 30, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

U.S. government sponsored entities	$4,157,380	$277,352	$-	$4,434,732

	September 30, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

U.S. government sponsored entities	$34,351,416	$-	$(60,683)	$34,290,733

The amortized cost and estimated fair value of investment securities available for sale as of September 30, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated fair value

Less than 1 year	$-	$-
1-5 years	-	-
5-10 years	4,157,380	4,434,732

	$4,157,380	$4,434,732

The Company’s investment in FHLB stock was $14,035,800 and $13,605,900 at September 30, 2009 and 2008, respectively. The investment in FHLB stock is carried at cost because it is considered a restricted stock investment with no readily determinable market value. As of September 30, 2009, the investment in FHLB stock represented approximately 1.50 percent of total assets and the amortized cost and fair value of this investment are equal. In determining the carrying amount of the FHLB stock, we have evaluated the ultimate recoverability of the par value. We have reviewed the assessments by rating agencies, which have concluded that debt ratings are likely to remain unchanged and the FHLB has the ability to absorb economic losses, given the expectation that the various FHLB Banks have a very high degree of government support. The unrealized losses related to the securities owned by the FHLB Banks are manageable given the capital levels of these organizations and all of the FHLB Banks are meeting their debt obligations.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Additionally, we considered the fact that the FHLB did not make any dividend payments (distributions) in the fourth calendar quarter of 2008 and would not make any dividend determinations until after the end of each quarter when quarterly results were known; however, this investment was not made for receipt of dividends or stock growth, but for the purpose and right to receive advances (funding). Further, we deem the FHLB’s process of determining after each quarter end whether it will pay a dividend and, if so, the amount, as essentially similar to standard practice by most dividend-paying companies. Based on the FHLB’s second and third calendar quarter results of 2009, the FHLB announced on August 12, 2009 and October 30, 2009 a dividend payment for the second and third calendar quarters, respectively.

Furthermore, the Company currently has sufficient liquidity or has access to other sources of liquidity to meet all operational needs in the foreseeable future, and would not have the need to dispose of this stock below the recorded amount. For the reasons above, we have concluded that the investment in FHLB stock is not other than temporarily impaired as of September 30, 2009 and ultimate recoverability of the par value of this investment is probable.

In September 2008, the US Treasury placed Freddie Mac under the conservatorship of the Federal Housing Finance Agency. This resulted in a significant decrease in value of the Freddie Mac common stock and uncertainty in the future value, if any. Based on this uncertainty, the Company sold its remaining position in Freddie Mac common stock in fiscal 2008. Proceeds from the sale of Freddie Mac common stock during 2008 and 2007 were $14,281,888 and $70,646,923, respectively. Net gains of $9,556,639 and $69,453,332 were realized on those sales for 2008 and 2007, respectively. The Company recorded an other comprehensive loss for the year ended September 30, 2008 of $123,735,747, net of income taxes, which is substantially represented by the decline in value of Freddie Mac common shares previously held.

Proceeds from called or matured other investment securities during 2009, 2008 and 2007 were $29,050,000, $5,974,000, and $5,000,000, respectively. Proceeds from sales in 2009 were $29,005,440 which resulted in gross gains and losses of $14,655 and $6,875, respectively. Proceeds from sales in 2008 were $990,025 which resulted in gross gains and losses of $0 and $9,731, respectively. There were no sales in 2007.

There are no investment securities available for sale that have been in a continuous unrealized loss position for less than 12 months or more than 12 months at September 30, 2009.

Investment securities with an aggregate carrying amount of $4,434,732 and $30,268,601 at September 30, 2009 and 2008, respectively, were pledged to collateralize FHLB advances.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(5)	Mortgage–Backed Securities and Collateralized Mortgage Obligations

Mortgage–backed securities and collateralized mortgage obligations available for sale are summarized as follows:

	September 30, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$53,593,424	$382,886	$(1,734)	$53,974,576
GNMA certificates	5,744,809	236,716	(2,613)	5,978,912
FHLMC certificates	27,438,166	240,789	-	27,678,955
Collateralized mortgage obligations:
FNMA	37,302,274	528,296	(124,835)	37,705,735
FHLMC	19,205,684	218,811	(44,825)	19,379,670
Other:
Rated AAA	39,491,803	-	(6,064,232)	33,427,571
Rated AA	13,153,296	14,053	(4,887,440)	8,279,909
Rated A	8,139,195	-	(600,672)	7,538,523
Rated B	7,605,580	-	(472,088)	7,133,492
Rated CCC	2,770,019	-	(2,241,387)	528,632

	$214,444,250	$1,621,551	$(14,439,826)	$201,625,975

	September 30, 2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$95,183,109	$289,676	$(804,240)	$94,668,545
GNMA certificates	9,322,512	73,792	(18,544)	9,377,760
FHLMC certificates	6,384,068	15,553	(41,287)	6,358,334
Collateralized mortgage obligations:
FNMA	20,786,166	63,253	(794,041)	20,055,378
FHLMC	28,712,262	103,970	(602,743)	28,213,489
GNMA	997,567	1,160	-	998,727
Other:
Rated AAA	81,608,839	-	(5,762,751)	75,846,088
Rated AA	7,962,680	-	(2,812,419)	5,150,261
Rated A3	2,957,224	-	(777,387)	2,179,837

	$253,914,427	$547,404	$(11,613,412)	$242,848,419

Credit ratings are current as of September 30, 2009.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Proceeds from sales of mortgage–backed securities and collateralized mortgage obligations during 2009, 2008, and 2007 were $89,435,458, $5,894,659, and $0, respectively. Gross realized gains on the sale of these securities were $2,169,004, $0, and $0 in 2009, 2008 and 2007, respectively and gross realized losses were $16,024, $28,541, and $0, in 2009, 2008, and 2007, respectively.

Mortgage–backed securities and collateralized mortgage obligations with an aggregate carrying amount of $138,599,984 and $191,082,083 at September 30, 2009 and 2008, respectively, were pledged to secure FHLB advances and to collateralize securities sold under agreements to repurchase.

Mortgage–backed securities and collateralized mortgage obligations that have been in a continuous unrealized loss position for less than 12 months at September 30, 2009 and 2008 are as follows:

	September 30, 2009
	Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$-	$-	$-
FHLMC certificates	-	-	-
GNMA	632,042	(1,151)	630,891
Collateralized mortgage obligations:
FNMA	-	-	-
FHLMC certificates	4,357,974	(44,825)	4,313,149
Other	8,943,800	(1,372,020)	7,571,780

	$13,933,816	$(1,417,996)	$12,515,820

	September 30, 2008
	Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$54,394,728	$(568,640)	$53,826,088
FHLMC certificates	1,968,235	(12,146)	1,956,089
GNMA	3,572,295	(14,716)	3,557,579
Collateralized mortgage obligations:
FNMA	4,212,251	(11,653)	4,200,598
FHLMC certificates	13,526,758	(284,028)	13,242,730
Other	26,303,943	(1,374,130)	24,929,813

	$103,978,210	$(2,265,313)	$101,712,897

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Mortgage–backed securities and collateralized mortgage obligations that have been in a continuous unrealized loss position for greater than 12 months at September 30, 2009 and 2008 are as follows:

	September 30, 2009
	Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$92,007	$(1,734)	$90,273
FHLMC certificates	-	-	-
GNMA	264,200	(1,462)	262,738
Collateralized mortgage obligations:
FNMA	6,442,475	(124,835)	6,317,640
FHLMC certificates	-	-	-
Other	60,185,581	(12,893,799)	47,291,782

	$66,984,263	$(13,021,830)	$53,962,433

	September 30, 2008
	Amortized cost	Gross unrealized losses	Estimated fair value
Mortgage–backed securities:
FNMA certificates	$11,707,337	$(235,600)	$11,471,737
FHLMC certificates	2,518,897	(29,141)	2,489,756
GNMA	311,229	(3,829)	307,400
Collateralized mortgage obligations:
FNMA	14,648,573	(1,038,521)	13,610,052
FHLMC certificates	12,452,059	(318,715)	12,133,344
Other	61,507,512	(7,722,293)	53,785,219

	$103,145,607	$(9,348,099)	$93,797,508

At September 30, 2009, the Company had approximately $174 thousand of gross unrealized losses on mortgage-backed securities of government sponsored entities (“GSE”). The amortized cost of such GSE mortgage securities aggregated approximately $143.3 million. Such unrealized losses are believed to be primarily related to changes in levels of interest rates.

At September 30, 2009, the Company had approximately $14.3 million of gross unrealized losses on non-GSE collateralized mortgage obligations with aggregate amortized cost of approximately $69.1 million. The decline in the fair value of these mortgage securities primarily resulted from illiquidity and other uncertainties in the marketplace. Regularly, the Company performs an assessment to determine whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired other-than-temporarily. The assessment considers many factors including the severity and duration of the impairment, the Company’s intent and ability to hold the security for a period of time sufficient for recovery in value, recent events specific to the industry, and current characteristics of each security such as delinquency and foreclosure levels, credit enhancements, and projected losses and loss coverage ratios. It is possible that the underlying collateral of these securities will perform worse those current expectations, which may lead to adverse changes in cash flows on these securities and potential future other-than-temporary impairment losses. Events that may trigger material declines in fair values for these securities in the future would be, but are not limited to, deterioration of credit metrics, significantly higher levels of default and severity of loss on the underlying collateral, deteriorating credit enhancement and loss coverage ratios, or further illiquidity. All of these positions were evaluated for other-than-temporary impairment based on an analysis of the factors and characteristics of each security as previously enumerated. The Company considers these unrealized losses to be temporary impairment losses primarily because of continued sufficient levels of credit enhancements and credit coverage levels of less senior tranches in such securities to positions held by the Company.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(6)	Derivative Instruments

The covered call options written on Freddie Mac common stock are derivative instruments and as such are recorded at fair value. The Company does not account for the options as hedges and as a result the change in fair value is recorded in the consolidated statements of income. The Company recorded gains of $0, $1,722,977, and $368,799 for the fiscal years ended September 30, 2009, 2008, and 2007, respectively, from the covered call activity. There were no options outstanding at September 30, 2009 and 2008 and at September 30, 2007 there were 50,000 options with a fair value of $35,000 included in other assets. There was no option activity during 2009.

(7)	Loans Receivable

Loans receivable are summarized as follows:

	September 30
	2009	2008
Loans not covered by loss sharing agreements:
1-4 family residential real estate mortgage	$126,096,545	$138,204,594
Commercial real estate	270,061,803	222,056,426
Commercial	10,466,242	15,543,065
Real estate construction	43,965,320	39,563,042
Consumer and other	22,384,783	22,153,538
Loans receivable, net of undisbursed proceeds of loans in process	472,974,693	437,520,665
Less:
Unamortized loan origination fees, net	856,538	804,475
Allowance for loan losses	9,331,612	8,243,931

Total loans not covered, net	$462,786,543	$428,472,259

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The carrying amount of the covered loans at September 30, 2009, consisted of impaired loans and non-impaired loans and are presented in the following table.

	Impaired Loans	Non-impaired Loans	Total Covered Loans
Loans covered by loss sharing agreements:
1-4 family residential real estate mortgage	$-	$-	$-
Commercial real estate	17,447,242	61,661,859	79,109,101
Commercial	3,831,034	18,834,759	22,665,793
Real estate construction	3,098,395	12,691,002	15,789,397
Consumer and other	1,006,789	10,956,360	11,963,149
Loans receivable, gross	25,383,460	104,143,980	129,527,440
Less:
FDIC receivable (non-accretable difference)	5,626,449	17,017,808	22,644,257
Non-accretable credit risk discount	1,510,415	-	1,510,415
Allowance for covered loan losses (on non-impaired loans)	-	6,814,457	6,814,457
Accretable discount	-	8,794,367	8,794,367

Total loans covered, net	$18,246,596	$71,517,348	$89,763,944

Loans covered under loss sharing agreements with the FDIC (Covered Loans) are reported in loans exclusive of the expected reimbursement from the FDIC. Covered Loans are initially recorded at fair value at the acquisition date. Prospective losses incurred on Covered Loans are eligible for partial reimbursement by the FDIC under loss sharing agreements. Subsequent decreases in the amount expected to be collected result in a provision for credit losses, an increase in the allowance for loan and lease losses, and a proportional adjustment to the FDIC receivable for the estimated amount to be reimbursed. Subsequent increases in the amount expected to be collected result in the reversal of any previously-recorded provision for credit losses and related allowance for loan and lease losses and adjustments to the FDIC receivable, or prospective adjustment to the accretable yield if no provision for credit losses had been recorded. Interest is accrued daily on the outstanding principal balances of non-impaired loans. Accretable discounts related to certain fair value adjustments are accreted into income over the estimated lives of the loans on a level yield basis.

Covered Loans which are more than 90 days past due with respect to interest or principal, unless they are well secured and in the process of collection, and other covered loans on which full recovery of principal or interest is in doubt, are placed on nonaccrual status. Interest previously accrued on Covered Loans placed on nonaccrual status is charged against interest income and the FDIC receivable would be adjusted by the amount of any estimated reimbursement. Payments received are applied against the principal balance of the loans until such time as full collection of the remaining recorded balance is expected. Additional interest payments received after that time are recorded as interest income on a cash basis.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Contractual loan payments receivable, estimates of amounts not expected to be collected, other fair value adjustments and the resulting fair values of acquired impaired loans and other acquired loans as of the acquisition dates are provided in the following table:

	Impaired Loans	Non-impaired Loans	Total Covered Loans
Loans covered by loss sharing agreements:
Contractual principal payments receivable	$50,978,361	$108,922,599	$159,900,960
Estimate of contractual principal expected to be collected only from FDIC loss sharing agreements (non-accretable difference)	24,799,782	17,017,808	41,817,590
Non-accretable difference	6,199,945	-	6,199,945
Allowance for covered loan losses	-	6,814,457	6,814,457
Accretable difference	-	10,362,689	10,362,689
Fair value of loans acquired	$19,978,634	$74,727,645	$94,706,279

The following table documents changes in the carrying value of acquired impaired loans during the year ended September 30, 2009:

Balance, September 30, 2008	$-
Fair value of acquired impaired loans covered under loss sharing agreements	19,978,634
Reductions since acquisition date resulting from repayments, write-offs and foreclosures	1,732,038
Balance, September 30, 2009	$18,246,596

The following table documents changes in the value of the non-accretable difference during the year ended September 30, 2009:

Balance, September 30, 2008	$-
Non-accretable difference at acquisition	48,017,535
Reductions since acquisition date resulting from charge-offs	23,862,863
Balance, September 30, 2009	$24,154,672

The following is a summary of transactions in the allowance for loan losses on loans covered by loss sharing:

Balance, September 30, 2008	$-
Allowance for loan losses at acquisition	6,814,457
Loans charged-off	-
Recoveries on loans previously charged-off	-
Provision for loan losses charged to operations	-
Balance, September 30, 2009	$6,814,457

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The following table documents changes in the carrying value of the FDIC receivable for loss sharing agreements relating to covered loans and other real estate during the year ended September 30, 2009:

Balance, September 30, 2008	$-
Fair value of FDIC receivable for loss sharing agreements at acquisition	49,991,245
Reductions since acquisition date resulting from:
Wires received	(23,685,634)
Recovery of previous loss reimbursements	(130,045)
Additions since acquisition date resulting from:
Accretion of fair value adjustment	219,377
External expenses qualifying under loss sharing agreements	86,203
Balance, September 30, 2009	$26,481,146

Acquired covered loans had unpaid principal balance (less prior charge-offs) of $159,900,960 and $129,527,440 at June 26, 2009 and September 30, 2009, respectively.

In addition to the above, the Company was servicing loans primarily for others with aggregate principal balances of $11,340,692, $13,795,903, and $17,310,064, at September 30, 2009, 2008, and 2007, respectively. Further, see note 13 for loans pledged as collateral.

Loans to certain executive officers, directors, and their associates totaled $10,340,240 and $10,792,200 at September 30, 2009 and 2008, respectively. At September 30, 2009 there was an additional commitment to fund construction loans to certain executive officers, directors, and their associates of $1,050,784. Management believes that such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 2009 with respect to such aggregate loans to these individuals and their associates and affiliated companies:

	2009	2008

Beginning balance	$10,792,200	$1,313,534
New loans-funded	316,753	9,873,280
Repayments	768,713	394,614

Ending balance	$10,340,240	$10,792,200

At September 30, 2009 and 2008, the Company had $13,100,146 and $10,771,283, respectively, of nonaccrual loans not covered by loss sharing. At September 30, 2009 and 2008, the Company did not have any commitments to debtors whose loans were nonperforming. At September 30, 2009 and 2008, the Company had $212,631 and $0, respectively, of past due loans 90 days and more still accruing interest. These loans are still accruing interest, as collectability of the principal and interest is not in doubt based on the underlying collateral value of the loan. No interest income on covered impaired loans was recorded for the year ended September 30, 2009. The following is a summary of interest income relating to nonaccrual loans not covered by loss sharing agreements for the years ended September 30, 2009, 2008, and 2007.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

	2009	2008	2007

Interest income at contractual rates	$683,036	$701,460	$658,333
Interest income actually recorded	(146,658)	(390,504)	(266,941)

Reduction of interest income	$536,378	$310,956	$391,392

The following is a summary of transactions in the allowance for loan losses on loans not covered by loss sharing:

	2009	2008	2007

Balance, beginning of year	$8,243,931	$6,013,350	$6,086,205
Loans charged off	(3,814,196)	(1,046,926)	(191,598)
Recoveries on loans previously charged off	351,877	27,507	118,743
Provision for loan losses charged to operations	4,550,000	3,250,000	-

Balance, end of year	$9,331,612	$8,243,931	$6,013,350

The Company increased its provisions for loan losses for the years ended September 30, 2009 and 2008 in response to declining economic conditions, increased net charge-offs, weakening financial indicators for borrowers in the real estate sectors, declining collateral values of commercial and residential real estate, and increased nonaccrual and impaired loans.

At September 30, 2009, 2008, and 2007, the Company had impaired loans not covered by loss sharing of approximately $12,985,448, $8,641,091, and $6,231,000, respectively. There were specific allowances attributable to impaired loans at September 30, 2009, 2008, and 2007, of $1,681,993, $931,476, and $431,277, respectively. At September 30, 2009, 2008, and 2007, there were impaired loans of $4,500,715, $3,103,883, and $0, respectively, with no specific allowance.

The average recorded investments in impaired loans not covered by loss sharing for the years ended September 30, 2009, 2008, and 2007, were approximately $10,800,000, $7,400,000, and $4,000,000, respectively. Interest income recognized on impaired loans for the years ended September 30, 2009, 2008, and 2007, was $143,000, $217,000, and $573,000, respectively.

The average recorded investment in impaired loans covered by loss sharing agreements for the year ended September 30, 2009 was approximately $19,113,000. There were no recorded investments in impaired loans covered by loss sharing agreements for the years ended September 30, 2008 or 2007.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(8)	Accrued Interest and Dividends Receivable

At September 30, 2009 and 2008, accrued interest and dividends receivable are summarized as follows:

	2009	2008

Loans receivable	$2,904,852	$2,124,751
Mortgage–backed securities and collateralized mortgage obligations	833,557	1,005,066
Other investment securities	7,671	46,358
FHLB stock	-	96,453

	$3,746,080	$3,272,628

(9)	Real Estate Owned

The following is a summary of transactions in the real estate owned:

Non-covered real estate owned

	2009	2008

Balance, beginning of year	$2,680,430	$179,773
Real estate acquired through foreclosure of loans receivable	6,822,044	4,821,478
Real estate sold	(4,135,558)	(2,395,548)
Write down of real estate owned	(669,870)	(39,219)
Gain on sale of real estate owned	80,496	113,946
Balance, end of year	$4,777,542	$2,680,430

Covered real estate owned		2009

Balance, acquired and subject to FDIC loss sharing agreement		$7,436,438
Real estate acquired through foreclosure of loans receivable		4,389,951
Real estate sold		(1,307,447)
Gain on sale of real estate owned:
Recognized in noninterest income, 20%		32,511
Reduction of FDIC receivable for loss sharing agreement, 80% of recovery		130,046
Balance, end of year		$10,681,499

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(10)	Premises and Equipment

Premises and equipment at September 30, 2009 and 2008 is summarized as follows:

	2009	2008

Land	$5,181,812	$5,781,355
Buildings and improvements	13,116,948	12,266,206
Furniture, fixtures, and equipment	4,315,527	3,995,831
Construction in progress	170,491	2,600
	22,784,778	22,045,992
Less accumulated depreciation	5,497,638	4,743,475
	$17,287,140	$17,302,517

Depreciation expense for premises and equipment for the years ended September 30, 2009, 2008, and 2007, was $873,006, $827,101, and $823,789, respectively. Additionally, during 2009, the Company recorded a gain of $2,086,053 related to the sale of land held for future branch expansion and a former branch facility. These assets were included in other assets held for sale at September 30, 2008.

(11)	Deposits

At September 30, 2009 and 2008, deposits are summarized as follows:

	2009			2008
	Amount	Range of interest rates	Weighted average interest rates	Amount	Range of interest rates	Weighted average interest rates

Demand, NOW, and money market accounts	$202,890,009	0.00-4.89%	0.82%	$158,113,289	0.00-5.50%	1.44%
Savings deposits	14,011,765	0.25	0.25	11,385,228	0.25	0.25
Time deposits by original term:
Time deposits $100,000 and over	196,216,364	0.00-5.69	2.21	116,428,717	0.00-5.69	3.85
Other time deposits:
12 months or less	149,448,755	0.24-5.50	2.61	107,326,781	1.39-6.97	3.76
13 – 36 months	30,991,706	1.08-5.50	3.56	22,750,312	1.89-5.50	4.20
37 months or more	4,075,070	1.72-5.40	3.62	4,170,737	2.96-5.50	4.29
Total deposits	597,633,669		1.71%	420,175,064		2.84%
Accrued interest payable	874,218			1,434,807

	$598,507,887			$421,609,871

Accrued interest payable is included in other liabilities in the consolidated statements of financial condition.

During 2009 and 2008, the Company accepted out of market time deposits from various credit unions and/or brokers as a source of funds. The balance of the broker deposits was $30.0 million and $63.9 million and the balance of the credit union deposits was $102.9 million and $0 million at September 30, 2009 and 2008, respectively.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

At September 30, 2009, scheduled maturities of time deposits are as follows:

Year ending September 30:

2010	$318,627,932
2011	37,539,612
2012	17,689,491
2013	3,274,641
2014 and thereafter	3,600,219
$380,731,895

Interest expense on deposits for the years ended September 30, 2009, 2008, and 2007, is summarized as follows:

	2009	2008	2007
Demand, NOW, and money market accounts	$1,326,016	$3,210,150	$5,415,233
Savings deposits	32,605	28,486	30,717
Time deposits	8,740,755	11,287,128	9,741,972
	$10,099,376	$14,525,764	$15,187,922

Deposits of certain officers, directors, and their associates totaled $4.1 million and $3.3 million at September 30, 2009 and 2008, respectively. Management believes that such deposits have substantially the same terms as those for comparable transactions with other unrelated parties.

(12)	Borrowings

At September 30, 2009 and 2008, borrowings are summarized as follows:

	2009	2008

Federal Home Loan Bank advances	$227,000,000	$267,000,000

FHLB advances at September 30, 2009 and 2008 are summarized by year of maturity in the table below:

	2009			2008
Due	Amount	Range of interest rates	Weighted average rate	Amount	Range of interest rates	Weighted average rate

Less than one year	$15,000,000	2.65-3.93%	3.50%	$15,000,000	2.53-3.31%	3.05%
One to two years	102,000,000	5.40-6.14	5.64	40,000,000	2.65-6.22	5.20
Two to three years	30,000,000	3.30-4.87	4.61	102,000,000	5.40-6.14	5.64
Three to four years	20,000,000	3.42-3.88	3.65	30,000,000	3.30-4.87	4.61
Four to five years	5,000,000	3.80	3.80	20,000,000	3.42-3.88	3.66
Thereafter	55,000,000	3.99-4.33	4.29	60,000,000	2.51-4.33	3.50

	$227,000,000		4.82%	$267,000,000		4.86%

At September 30, 2009, the Company has pledged, under a blanket floating collateral lien with the FHLB, all stock of the FHLB, certain qualifying first mortgage loans with unpaid principal balances totaling $110,033,217, certain commercial loans with unpaid principal balances totaling $48,984,530, and certain mortgage–backed securities, collateralized mortgage obligations, and investment securities with an aggregate carrying amount of $142,757,364.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The Company has $162 million in fixed rate advances from the FHLB at September 30, 2009 while $65 million of the advances had a variable rate. As of September 30, 2009, the Company’s fixed rate FHLB advances include $65 million of advances that are callable by the FHLB under certain circumstances. The fixed rate advances from the FHLB are subject to prepayment penalties.

At September 30, 2009, the Company had available line of credit commitments with the FHLB totaling $390,530,419, of which $227,000,000 was advanced and $163,530,419 was available at September 30, 2009 based on total assets; however, based on actual collateral available, only $4.2 million was available. At September 30, 2009, the Company had an available line of credit based on the collateral pledged of $47,249,817 with the Federal Reserve Bank of Atlanta.

The following summarizes pertinent data related to FHLB advances for the years ended September 30, 2009, 2008, and 2007:

	2009	2008	2007

Weighted average borrowing rate at year–end	4.82%	4.65%	4.83%
Weighted average borrowing rate during the year	4.80%	4.79%	4.50%
Average daily balance during year	$260,158,013	$255,739,607	$304,077,384
Maximum month–end balance during the year	$275,500,000	$267,000,000	$312,000,000

The following summarizes pertinent data related to securities sold under the agreements to repurchase for the years ended September 30, 2009, 2008, and 2007:

	2009	2008	2007

Weighted average borrowing rate at year–end	-%	-%	5.19%
Weighted average borrowing rate during the year	-%	4.67%	5.52%
Average daily balance during year	$-	$4,712,830	$17,377,438
Maximum month–end balance during the year	$-	$9,935,000	$18,598,000

Interest expense on borrowings for the years ended September 30, 2009, 2008, and 2007, is summarized as follows:

	2009	2008	2007

Securities sold under agreements to repurchase	$-	$219,769	$959,995
Federal Home Loan Bank advances	12,499,232	12,025,251	13,679,024
	$12,499,232	$12,245,020	$14,639,019

During the year ended September 30, 2009, a $25,000,000 advance with a rate of 6.22% was prepaid. This prepayment resulted in a prepayment penalty of $1,408,275 which is included in other noninterest expense.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(13)	Income Taxes

Income tax expense (benefit) attributable to income from continuing operations for the years ended September 30, 2009, 2008, and 2007 consists of:

	2009	2008	2007
Federal:
Current	$710,508	$5,945,422	$25,066,763
Deferred	(259,804)	(1,580,048)	(339,854)
Total federal tax expense	450,704	4,365,374	24,726,909
State:
Current	25,339	466,208	4,232,687
Deferred	(170,405)	(340,546)	(82,232)
Total state tax expense	(145,066)	125,662	4,150,455

	$305,638	$4,491,036	$28,877,364

The difference between the actual total provision for federal and state income taxes and federal income taxes computed at the statutory rate of 35% for years ended September 30, 2009 and 2008, and 34% for the year ended September 30, 2007, is summarized as follows:

	2009	2008	2007

Computed “expected” tax expense	$917,490	$5,258,144	$27,936,015
Increase (decrease) in tax expense resulting from:
Dividends received deduction	-	(612,194)	(1,789,725)
State income taxes, net of federal tax effect	(94,293)	81,680	2,697,795
Tax–exempt income	(444,244)	(373,412)	(240,252)
Change in tax contingency accrual	-	14,192	(117,279)
Market value depreciation of ESOP shares	(3,864)	100,947	199,720
Other, net	(69,451)	21,679	191,090

	$305,638	$4,491,036	$28,877,364

The primary reason for the 2007 reduction in the tax contingency reserve was the resolution of an issue with the Internal Revenue Service.

The effective tax rate for the years ended September 30, 2009, 2008, and 2007, was 11.66%, 29.89%, and 36.18%, respectively.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies by jurisdiction and entity in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at September 30, 2009.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2009 and 2008 are presented below:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$3,639,801	$3,168,967
Interest on nonaccrual loans	209,215	119,532
Deferred compensation	1,009,356	1,013,388
Stock option expense	769,193	752,447
Real estate acquired through foreclosure	294,816	18,460
State credits	289,258	248,500
Net unrealized holding losses on securities available for sale	4,263,915	4,277,099
Other	208,726	70,820
Total gross deferred tax assets	10,684,280	9,669,213

Deferred tax liabilities:
Deferred loans costs, net	405,959	452,104
Depreciation	1,928,768	1,197,618
Investment securities market adjustment for tax reporting	160,852	1,055,165
FDIC transaction	819,931	-
Other	79,727	92,306
Total gross deferred tax liabilities	3,395,237	2,797,193

Net deferred tax assets	$7,289,043	$6,872,020

The Company adopted the accounting standard relating to accounting for uncertainty in income taxes during 2009. The Company classifies interest and penalties related to income tax assessments, if any, in income tax expense in the consolidated statements of operations. Tax years 2006 through 2009 are subject to examination by the Internal Revenue Service and state taxing authorities in Georgia and Alabama. A reconciliation of the beginning and ending balance of unrecognized tax benefit for uncertain tax positions is insignificant to the consolidated financial statements at September 30, 2009.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(14)	Employee Benefits

The Company has a 401(k) Profit Sharing Plan and Trust (the Plan) which covers substantially all of its employees. The Company has no match of employee contributions to the Plan.

The Company has a short–term incentive plan which covers substantially all employees. The Company also had a long–term incentive plan that covered key employees which was phased out in 2008. For the years ended September 30, 2009, 2008, and 2007, the Company expensed $125,742, $1,518,001, and $1,272,054, respectively, related to the incentive plans which is recorded in salaries and employee benefits in the consolidated statement of income.

The Company has a stock option plan which allows for stock option awards of the Company’s common stock to eligible directors and key employees of the Company. The option price is determined by a committee of the board of directors at the time of the grant and may not be less than 100% of the market value of the common stock on the date of the grant. When granted, the options vest over periods up to four or five years from grant date or upon death, disability, or qualified retirement. All options must be exercised within a 10–year period from grant date. The Company may grant either incentive stock options, which qualify for special federal income tax treatment, or nonqualified stock options, which do not receive such tax treatment. The Company’s stockholders have authorized 707,943 shares for the plan of which 54,650 have been granted and exercised, 357,775 are granted and outstanding with the remaining 295,518 shares available to be granted.

The fair value of the options granted during 2009 was estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

2009
Risk- free interest rate	3.21%
Dividend yield	11.75%
Expected life at date of grant	10 years
Volatility	42.13%
Weighted average grant-date fair value	$0.61

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The following table summarizes activity for shares under option and weighted average exercise price per share:

	Shares	Weighted average exercise price/share	Weighted average remaining life (years)

Options outstanding- September 30, 2006	258,300	31.24	7
Options exercised	(22,750)	29.26	5
Options forfeited	(4,350)	31.62	6
Granted in 2007	330,000	45.50	9
Options outstanding- September 30, 2007	561,200	39.73	9
Options exercisable at end of year – September 30, 2007	425,250	41.86	9

Options outstanding- September 30, 2007	561,200	39.70	9
Options exercised	(3,600)	29.26	4
Options forfeited	(1,750)	29.79	5
Granted in 2008	-	-	-
Options outstanding- September 30, 2008	555,850	39.80	9
Options exercisable at end of year – September 30, 2008	500,350	40.56	8

Options outstanding- September 30, 2008	555,850	39.80	9
Options exercised	-	-	-
Options forfeited	(603,600)	37.35	9
Granted in 2009	405,525	11.00	10
Options outstanding- September 30, 2009	357,775	11.35	10
Options exercisable at end of year – September 30, 2009	5,750	29.42	4

The intrinsic value on the options exercised during the years ended September 30, 2008 and 2007 was $83,014 and $502,512, respectively. The stock price at September 30, 2009 and 2008 was less than or equal to the exercise prices of options outstanding and exercisable and therefore had no intrinsic value.

The fair value of the stock options vested during the years ended September 30, 2009, 2008, and 2007 was $0, $84,038, and $2.0 million, respectively.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The following table summarizes information about the options outstanding at September 30, 2009:

Number outstanding at September 30, 2009	Weighted average remaining contractual life in years	Exercise price per share	Weighted average exercise price per share
5,500	3	$29.26	29.26
250	5	$32.99	32.99
352,025	9	$11.00	11.00
357,775

The Company has a benefit restoration plan (the Benefit Plan) which covers the chief executive officer of the Company and any employees of the Company who are designated as eligible to participate in the Benefit Plan by resolution of the board of directors of the Company. The Benefit Plan restores the benefits in tax–qualified plans that are limited by the Internal Revenue Code. Also, in the case of a participant who retires before the repayment in full of a loan to the Employee Stock Ownership Plan (ESOP), the restorative payments include a payment in lieu of the shares that would have been allocated if employment had continued through the full term of the loan. The participant in the Benefit Plan is entitled to contributions to the Benefit Plan upon termination of service, retirement or death. The Company expensed $38,914 for the year ended 2009, reversed some of the expense in the year ended 2008 for $72,440 and expensed $257,757, related to the Benefit Plan during the year ended September 30, 2007, respectively, included in the salaries and employee benefits in the consolidated statements of income. During 2009, the accrued liability of $822,116 in the benefit restoration plan was frozen. During 2009, the Company established a new unfunded and nonqualified supplemental retirement plan for the chief executive officer and two other executives. The normal retirement benefit under this plan ranges in amounts equal to ten to fifty percent of the executive’s final base salary and is paid out in monthly installments for a period of fifteen years beginning on the first day of the month after the executive’s normal retirement date. At September 30, 2009, the accrued liability and the related expense was $94,864 as of and for the year then ended, relating to this plan. The discount rate utilized in measuring the liability was six percent. Payments under the new plan for the chief executive officer will be reduced by the aforementioned frozen liability under the former benefit restoration plan.

The Company has a recognition and retention plan which has been authorized to grant up to 283,177 shares of restricted stock to key employees and directors. The Company has established a grantor trust to purchase these common shares of the Company in the open market or in private transactions. The grantor trust will not purchase previously authorized but unissued shares from the Company. The grantor trust has purchased all of the 283,177 shares that have been authorized. As of September 30, 2009, 95,005 shares remain in the trust and are disclosed as treasury stock in the consolidated statements of financial condition. Of the 95,005 shares remaining in the trust, 34,616 shares have been granted and are not yet vested and 60,389 shares are available for grants.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

	2009	2008	2007

Shares granted	-	-	8,000
Fair value per share at grant date	-	-	47.75-50.00
Aggregate value at grant date	-	-	397,750
Vesting for current year grants	-	-	3 to 5 years
Expensed for year	$285,046	$851,640	$669,319

	Shares	Weighted average grant date fair value per award

Fiscal 2007 activity
Granted	8,000	$49.72
Vested	25,698	27.60
Cancelled or expired	500	33.17
Unvested Restricted stock awards- September 30, 2007	88,948	34.52

Fiscal 2008 activity
Granted	-	-
Vested	42,841	32.99
Cancelled or expired	-
Unvested Restricted stock awards- September 30, 2008	46,107	35.97

Fiscal 2009 activity
Granted	-	-
Vested	11,291	32.99
Cancelled or expired	200	33.45
Unvested Restricted stock awards- September 30, 2009	34,616	36.96

Recognition and retention grants and stock options grants vest at the earlier of the scheduled vesting or death, disability, or qualified retirement. All grants prior to October 1, 2005 are expensed to the scheduled vesting date. Four grant recipients are qualified for retirement as of September 30, 2009. One additional stock grant recipient and six option grant recipients will be qualified for retirement before all of their grants reach scheduled vesting. Grants subsequent to October 1, 2005 will be expensed to the earlier of scheduled vesting or substantive vesting which is when the recipient becomes qualified for retirement which is generally age 65 or age 55 with ten years of service.

The Company has implemented the Employee Stock Option Plan (ESOP) which covers substantially all of its employees. During the stock offering of the Company, the ESOP trust borrowed $3,171,580 from the Company to purchase 317,158 shares for allocation under the ESOP. The loan to the ESOP is reflected as unearned compensation in stockholders’ equity. As the Company receives principal payments on the loan, shares are released for allocation to participants in the ESOP and unearned compensation is reduced. Shares of the Company are freed for allocation to participants in the ESOP based on the principal and interest allocation method. Vesting in the shares of the ESOP occurs after five years of service. Participants in the ESOP may receive a distribution equal to the value of their account upon retirement, death, disability, termination of employment, or termination of the ESOP. The Company records compensation expense associated with the ESOP based on the average market price of the total shares committed to be released during the year as well as the dividends declared on the unallocated shares. The Company expensed $152,341, $462,482, and $1,301,862 related to the ESOP during the years ended September 30, 2009, 2008, and 2007, respectively, which is included in salaries and employee benefits in the consolidated statements of income. The Company committed to be allocated 13,672, 14,138, and 14,605 shares, to participants in the plan during the years ended September 30, 2009, 2008, and 2007, respectively. At September 30, 2009, there were 168,399 unallocated shares with a market value of $1,751,350 in the ESOP. Because the Company’s shares trade on the Over-The-Counter Bulletin Board, a liability for a potential put option on allocated shares is not applicable. Assuming there was no market for the Company’s shares, the resulting put option for the current market value of allocated shares in the ESOP would approximate $1,547,000.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(15)	Commitments and Contingent Liabilities

In the normal course of business, the Company is party (both as plaintiff and defendant) to certain matters of litigation. In the opinion of management and counsel, none of these matters should have a material adverse effect on the Company’s financial position or results of operations.

Future minimum lease commitments under all noncancellable operating leases with terms of one year or more are as follows:

Year

2010	$620,904
2011	594,337
2012	594,336
2013	589,936
2014	587,736
Thereafter	540,236

Total	$3,527,485

Rent expense for the years ended September 30, 2009, 2008, and 2007 was $323,055, $136,673, and $111,231, respectively, which were included in occupancy expense in the consolidated statements of income.

(16)	Fair Value of Financial Instruments and Fair Value Measurement

Accounting standards relating to disclosures about fair value of financial instruments, require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company’s financial instruments.

	(a)	Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

	(b)	Investments and Mortgage–Backed Securities and Collateralized Mortgage Obligations Available for Sale

The fair value of investments and mortgage–backed securities and collateralized mortgage obligations available for sale is estimated based on bid quotations received from securities dealers. The FHLB stock is considered a restricted stock and is carried at cost which approximates its fair value.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The following table presents the carrying and fair value at September 30, 2009 and 2008:

	2009	2008

Other investment securities	$4,434,732	$34,290,733
Mortgage-backed securities and collateralized mortgage obligations	201,625,975	242,848,419
Federal Home Loan Bank stock	14,035,800	13,605,900
	$220,096,507	$290,745,052

(c)	Loans Receivable

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the loan. The estimate of maturity is based on the Company’s historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The following table presents information for loans at September 30, 2009 and 2008:

	2009		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Loans covered by loss sharing agreements, net	$89,763,944	$89,763,944	$-	$-
Loans not covered by loss sharing agreements	472,974,693	460,309,157	437,520,665	439,788,129
Loans receivable	562,738,637	550,073,101	437,520,665	439,788,129
Unamortized loan origination fees, net	(856,538)	(856,538)	(804,475)	(804,475)
Allowance for loan losses (non-covered loans)	(9,331,612)	(9,331,612)	(8,243,931)	(8,243,931)

Loans receivable, net	$552,550,487	$539,884,951	$428,472,259	$430,739,723

Loans held for sale	$1,123,489	$1,129,286	$1,292,370	$1,297,165

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(e)	Cash Surrender Value of Life Insurance

The Company’s cash surrender value of bank owned life insurance approximates its fair value. The following presents the carrying and fair value at September 30, 2009 and 2008:

	2009	2008

Cash surrender value of life insurance	$30,185,560	$28,916,292

(f)	FDIC Receivable for Loss Sharing Agreements

The Company’s FDIC receivable for loss sharing agreements approximates fair value. The following presents the carrying and fair value at September 30, 2009 and 2008:

	2009	2008

FDIC receivable for loss sharing agreements	$26,481,146	$-

(g)	Deposits

The fair value of deposits with no stated maturity, such as noninterest–bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of September 30, 2009 and 2008. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The following table presents information for deposits at September 30, 2009 and 2008:

	2009		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Demand, NOW, and money market accounts	$202,890,009	$202,890,010	$158,113,289	$158,113,289
Savings deposits	14,011,765	14,011,765	11,385,228	11,385,228
Time deposits	380,731,895	384,179,486	250,676,547	252,470,072

	$597,633,669	$601,081,261	$420,175,064	$421,968,589

(h)	Borrowings

The fair value of the Company’s Federal Home Loan Bank advances is estimated based on the discounted value of contractual cash flows. The fair value of securities sold under agreements to repurchase approximates the carrying amount because of the short maturity of these borrowings. The discount rate is estimated using rates quoted for the same or similar issues or the current rates offered to the Company for debt of the same remaining maturities. The following presents information for borrowings at September 30, 2009 and 2008:

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

	2009		2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

FHLB advances	$227,000,000	$230,882,910	$267,000,000	$273,669,709

(i)	Accrued Interest and Dividends Receivable and Payable

The carrying amount of accrued interest and dividends receivable on loans and investments and payable on borrowings and deposits approximate their fair values.

(j)	Commitments

The fair value of commitments to extend credit to fund home equity, real estate construction, and real estate mortgage loans is immaterial because the underlying interest rates on such commitments approximate market rates.

The Company is a party to financial instruments with off–balance–sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

A summary of the Company’s financial instruments with off–balance–sheet risk at September 30, 2009 and 2008 is as follows:

	2009	2008
Financial instruments whose contract amounts represent credit risk – commitments to originate loans:
Mortgage loans	$261,500	$723,000
Non-mortgage loans	12,348,000	14,905,855
Open-end consumer loans	10,442,640	11,700,978
Open-end commercial loans	16,218,451	17,093,387
Construction loans	18,016,661	13,906,781

Total commitments to originate loans	$57,287,252	$58,330,001

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The Company sells loans on a best efforts basis and had loans as reported in the statement of condition as loans held for sale in the process of being sold.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case–by–case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but consists primarily of real estate.

The following summarizes the Company’s commitments to fund fixed rate loans at September 30, 2009 and 2008:

	Amount	Range of Rate

September 30, 2009	$12,609,500	4.50 – 8.50%
September 30, 2008	$15,628,855	4.75 – 7.75%

Commitments to sell fixed rate loans are contracted on a best efforts basis and the value of the funded commitments approximates the commitment to sell the loans.

In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At September 30, 2009 and 2008, adjustable rate mortgage loans with interest rate caps and floors amounted to $63,296,000 and $66,862,000, respectively.

The carrying amount of commitments to extend credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

(k)	Derivatives

The fair value of the outstanding covered call options is determined by the Company based on the current market price of the option.

(l)	Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Fair value estimates are based on existing on– and off–balance–sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

Furthermore, accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The applicable standard describes three levels of inputs that may be used to measure fair value: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Most of the Company’s available for sale securities fall into Level 2 of the fair value hierarchy. These securities are generally priced via independent service providers. In obtaining such valuation information, the Company has evaluated the valuation methodologies used to develop the fair values.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Assets and Liabilities Measured on a Recurring Basis:

Assets and liabilities measured at fair value on a recurring basis are summarized below.

September 30, 2009		Fair value measurements using:
	Fair value	Quoted prices in active markets for identical assets (Level 1 inputs)	Quoted prices for similar assets (Level 2 inputs)	Significant unobservable inputs (Level 3 inputs)
Investment securities available for sale:
U.S. Government sponsored Entities:	$4,434,732	$-	$4,434,732	$-
Mortgage–backed securities:
FNMA certificates	53,974,576	24,725,231	29,249,345	-
GNMA certificates	5,978,912	-	5,978,912	-
FHLMC certificates	27,678,955	10,282,892	17,396,063	-
Collateralized mortgage obligations:
FNMA	37,705,735	15,651,011	22,054,724	-
FHLMC	19,379,670	-	19,379,670	-
GNMA	-	-	-	-
Other:
Rated AAA	33,427,571	-	33,427,571	-
Rated AA	8,279,909	-	8,279,909	-
Rated A	7,538,523	-	7,538,523	-
Rated B	7,133,492	-	7,133,492	-
Rated CCC	528,632	-	528,632	-

Available for sale securities	$206,060,707	$50,659,134	$155,401,573	$-

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

September 30, 2008		Fair value measurements using:
	Fair value	Quoted prices in active markets for identical assets (Level 1 inputs)	Quoted prices for similar assets (Level 2 inputs)	Significant unobservable inputs (Level 3 inputs)
Investment securities available for sale:
U.S. Government sponsored Entities:	$34,290,733	$-	$34,290,733	$-
Mortgage–backed securities:
FNMA certificates	94,668,545	-	94,668,545	-
GNMA certificates	9,377,760	-	9,377,760	-
FHLMC certificates	6,358,334	-	6,358,334	-
Collateralized mortgage obligations:
FNMA	20,055,378	-	20,055,378	-
FHLMC	28,213,489	-	28,213,489	-
GNMA	998,727	-	998,727	-
Other:
Rated AAA	75,846,088	9,388,785	65,457,303	-
Rated AA	5,150,261	-	5,150,261	-
Rated A	2,179,837	-	2,179,837	-
Rated B	-	-	-	-
Rated CCC	-	-	-	-

Available for sale securities	$277,139,152	$9,388,785	$267,750,367	$-

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Assets and Liabilities Measured on a Nonrecurring Basis:

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below.

		Fair value measurements using:

	Fair value	Quoted prices in active markets for identical assets (Level 1 inputs)	Quoted prices for similar assets (Level 2 inputs)	Significant unobservable inputs (Level 3 inputs)
September 30, 2009
Impaired loans:
Not covered under loss share	$6,802,740	$-	$-	$6,802,740
Covered under loss share	18,246,596	-	-	18,246,596

Other real estate owned:
Not covered under loss share	4,777,542	-	-	4,777,542
Covered under loss share	10,681,499	-	-	10,681,499

September 30, 2008
Impaired loans:
Not covered under loss share	4,605,732	-	-	4,605,732
Covered under loss share	-	-	-	-

Other real estate owned:
Not covered under loss share	2,680,430	-	-	2,680,430
Covered under loss share	-	-	-	-

Loans considered impaired are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect write-downs that are based on the market price or current appraised value of the collateral, adjusted to reflect local market conditions or other economic factors. After evaluating the underlying collateral, the fair value of the impaired loans is determined by allocating specific reserves from the allowance for loan and lease losses to the loans. Thus, the fair value reflects the loan balance less the specifically allocated reserve. Impaired loans for which no reserve has been specifically allocated are not included in the table above.

Other real estate owned is initially accounted for at fair value, less estimated costs to dispose of the property. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan and lease losses at the time of foreclosure. A provision is charged to earnings for subsequent losses on other real estate owned when market conditions indicate such losses have occurred. The ability of the Company to recover the carrying value of other real estate owned is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors beyond our control, and future declines in the value of the real estate would result in a charge to earnings. The recognition of sales and sales gains is dependent upon whether the nature and terms of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If those requirements are not met, sale and gain recognition is deferred.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(17)	Regulatory Matters

The Bank is required to maintain noninterest–bearing cash reserve balances. The aggregate average cash reserve balances maintained at September 30, 2009 and 2008 to satisfy the regulatory requirement were $1,681,000 and $260,340, respectively.

Under Office of Thrift Supervision (OTS) regulations, the Bank is required to measure its interest rate risk and maintain the interest rate risk within limits the Bank establishes. Based on its asset/liability structure at September 30, 2009, the Bank’s earnings may be negatively impacted if interest rates increase or decrease significantly.

The Bank is required to meet certain core, tangible, and risk–based regulatory capital ratios. The regulations require institutions to have a minimum regulatory tangible capital ratio equal to 1.5% of total assets, a minimum 3% core capital ratio, and 8% risk–based capital ratio.

The prompt corrective action regulations define specific capital categories based on an institution’s capital ratios. The capital categories, in declining order, are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Institutions categorized as “undercapitalized” or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes “critically undercapitalized,” it must generally be placed in receivership or conservatorship within 90 days.

To be considered “adequately capitalized,” an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk–based capital ratio of at least 4%, and a total risk–based capital ratio of at least 8%. An institution is deemed to be “critically undercapitalized” if it has a tangible equity ratio of 2% or less.

As of September 30, 2009, the most recent notification from the OTS categorized CharterBank as well–capitalized under the regulatory framework for prompt corrective action. To be categorized as well–capitalized, CharterBank must maintain minimum total risk–based, Tier 1 risk–based and core/leverage ratios as set forth in the following table. Management is not aware of the existence of any conditions or events occurring subsequent to September 30, 2009 which would affect CharterBank’s well–capitalized classification.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

The table of compliance with minimum capital requirements for CharterBank is presented below at September 30, 2009 and 2008 (in thousands):

	2009
	Tangible capital		Core/ leverage capital	Tier 1 risk-based capital		Total risk-based capital

Total equity		$84,479	$84,479		$84,479	$84,479
General valuation allowances		-	-		-	6,324
Allowable unrealized gains		-	-		-	-
Goodwill and other intangible assets		(5,180)	(5,180)		(5,180)	(5,180)
Accumulated other comprehensive loss		8,277	8,277		8,277	8,277

Regulatory capital		$87,576	$87,576		$87,576	$93,900

Total assets		$933,117	$933,117		$933,117	$933,117
Regulatory total assets		$940,755	$941,489		$-	$-
Risk-weighted assets		-	-		597,598	597,598
Capital ratio		9.31%	9.30%		14.65%	15.71%

Regulatory capital category:
Adequately capitalized or minimum FIRREA requirement equal to or greater than		1.50%	3.00%		N/A	8.00%
Capital exceeding requirement		$73,465	$59,331	$	N/A	$46,092

Adequately capitalized or minimum FDICIA requirement equal to or greater than		N/A	4.00%		4.00%	8.00%
Capital exceeding requirement	$	N/A	$49,916		$63,672	$46,092

Well capitalized, equal to or greater than		N/A	5.00%		6.00%	10.00%
Capital exceeding requirement	$	N/A	$40,502		$51,720	$34,140

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

	2008
	Tangible capital		Core/ leverage capital	Tier 1 risk-based capital		Total risk-based capital

Total equity		$83,039	$83,039		$83,039	$83,039
General valuation allowances		-	-		-	6,256
Allowable unrealized gains		-	-		-	-
Goodwill and other intangible assets		(5,314)	(5,314)		(5,314)	(5,314)
Accumulated other comprehensive loss		6,850	6,850		6,850	6,850

Regulatory capital		$84,575	$84,575		$84,575	$90,831

Total assets		$799,119	$799,119		$799,119	$799,119
Regulatory total assets		$804,932	$804,932		$-	$-
Risk-weighted assets		-	-		500,492	500,492
Capital ratio		10.51%	10.51%		16.90%	18.15%

Regulatory capital category:
Adequately capitalized or minimum FIRREA requirement equal to or greater than		1.50%	3.00%		N/A	8.00%
Capital exceeding requirement		$72,524	$60,450	$	N/A	$50,800

Adequately capitalized or minimum FDICIA requirement equal to or greater than		N/A	4.00%		4.00%	8.00%
Capital exceeding requirement	$	N/A	$52,401		$64,563	$50,800

Well capitalized, equal to or greater than		N/A	5.00%		6.00%	10.00%
Capital exceeding requirement	$	N/A	$44,352		$54,554	$40,790

The OTS imposes various restrictions or requirements on CharterBank’s ability to make capital distributions, including cash dividends. A savings bank that is the subsidiary of a savings and loan holding company must file a notice with the OTS at least 30 days before making a capital distribution. CharterBank must file an application for prior approval if the total amount of its capital distributions, including the proposed distribution, for the applicable calendar year would exceed an amount equal to CharterBank’s net income for that year plus CharterBank’s retained net income for the previous two years. The OTS may disapprove a notice or application if: (a) CharterBank would be undercapitalized following the distribution; (b) the proposed capital distribution raises safety and soundness concerns; or (c) the capital distribution would violate a prohibition contained in any statute, regulation, or agreement.

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(18)	Related Parties

During the years ended September 30, 2009, 2008, and 2007, the Company paid approximately $104,949, $105,372, and $87,870, respectively, in legal fees in the normal course of business to a law firm in which a partner is a board member and related to another board member.

The Company formerly leased a branch facility and parking lot from a partnership in which a Company executive and a board member are partners. During each of the years ended September 30, 2009, 2008, and 2007, lease expense relating to these leases was $21,654, $63,361, and $37,380, respectively. During fiscal 2009, the Bank purchased the shopping center which included this branch facility on an outparcel from this partnership. The purchase price was $2,908,167.

See notes 7 and 11 for disclosures of loan and deposit relationships of related parties.

(19)	Condensed Financial Statements of Charter Financial Corporation (Parent Only)

The following represents Parent Company only condensed financial information of Charter Financial Corporation:

Condensed Balance Sheet

	Years ended September 30,
	2009	2008
Assets
Cash	$12,645,616	$18,622,957
Interest-bearing deposits in other financial institutions	671	29,968
Investment in subsidiaries	84,510,527	83,040,132
Other assets	2,509,840	2,211,420
Total assets	$99,666,654	$103,904,477

Liabilities and Stockholders’ Equity
Liabilities:
Accrued expenses	$1,409,994	$1,602,556
Total liabilities	1,409,994	1,602,556
Stockholders’ equity:
Common stock, $0.01 par value, issued 19,859,219 and 19,859,219 shares in 2009 and 2008, respectively; outstanding 18,672,363 and 18,901,295 shares in 2009 and 2008, respectively	198,592	198,592
Additional paid-in capital	42,751,898	42,537,428
Treasury stock, at cost; 1,186,856 and 1,064,220 shares in 2009 and 2008, respectively	(36,948,327)	(35,060,409)
Unearned compensation - ESOP	(1,683,990)	(1,825,390)
Retained earnings	102,215,498	103,301,290
Accumulated other comprehensive income (loss)	(8,277,011)	(6,849,590)
Total stockholders’ equity	98,256,660	102,301,921
	$99,666,654	$103,904,477

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Condensed Statements of Income

	Years ended September 30,
	2009	2008	2007
Income:
Interest income	$282,455	$643,926	$1,374,154
Dividend income	-	620,000	2,194,999
Gain on sale of Freddie Mac common stock	-	823,429	69,453,332
Other income	-	787,194	369,056
Total operating income	282,455	2,874,549	73,391,541

Expenses:
Salaries and employee benefits	531,599	696,087	1,427,421
Stock option expense	4,908	14,244	1,971,608
Occupancy	24,648	24,648	24,648
Legal and professional	216,997	101,594	60,070
Marketing	90,095	91,969	149,828
Other	124,482	135,804	146,847
Total operating expenses	992,729	1,064,346	3,780,422

Income (loss) before income taxes	(710,274)	1,810,203	69,611,119

Income tax expense (benefit)	(269,620)	535,343	25,803,188

Income (loss) before equity in undistributed net income of subsidiaries	(440,654)	1,274,860	43,807,931

Equity in undistributed net income of subsidiaries	2,756,416	9,257,372	7,131,891

Net income	$2,315,762	$10,532,232	$50,939,822

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

Condensed Statements of Cash Flow

	Years ended September 30,
	2009	2008	2007
Cash flows from operating activities:
Net income	$2,315,762	$10,532,232	$50,939,822
Adjustments to reconcile net income to net cash used in operating activities:
Gain on sale of Freddie Mac common stock	-	(823,429)	(69,453,332)
Deferred tax benefit	(430,209)	(1,920,594)	(740,384)
Restricted stock award expense	285,046	851,640	669,319
Stock based compensation expense	33,934	84,038	1,971,608
Equity in undistributed net income of subsidiaries	(2,756,416)	(9,257,372)	(7,131,891)
Allocation of ESOP common stock	141,400	146,050	150,500
(Increase) decrease in other assets	(131,789)	596,205	(398,657)
Increase (decrease) in accrued expenses	167,905	(585,350)	10,445,461
Net cash used in operating activities	(374,367)	(376,580)	(13,547,554)

Cash flows from investing activities:
Proceeds from the sale of Freddie Mac common stock	-	1,997,864	70,646,923
Net cash provided by investing activities	-	1,997,864	70,646,923

Cash flows from financing activities:
Purchase of treasury stock	(2,228,342)	(4,676,178)	(27,064,470)
Net proceeds from the exercise of stock options	-	105,336	403,787
Dividends on restricted stock awards	(2,375)	(6,417)	(22,643)
Excess tax benefit on exercise of stock options	-	-	59,860
Capital distribution from CharterBank	-	3,000,000	8,500,000
Dividends paid	(3,401,554)	(15,871,868)	(14,146,732)
Net cash used in financing activities	(5,632,271)	(17,449,127)	(32,270,198)

Net (decrease) increase in cash	(6,006,638)	(15,827,843)	24,829,171
Cash and cash equivalents, beginning of period	18,652,925	34,480,768	9,651,597
Cash and cash equivalents, end of period	$12,646,287	$18,652,925	$34,480,768

Supplemental disclosures of cash flow information:
Income taxes paid	$330,697	$4,665,545	$24,776,000
Issuance of ESOP common stock	289,870	700,516	605,387
Grant of common stock under stock benefit plans	372,490	1,366,847	709,265
Tax benefit from disqualifying dispositions	-	-	50,505
Additional paid in capital adjustment for taxes	-	-	55,917
Unrealized loss on securities available for sale, net	(1,427,421)	(123,735,737	(55,603,237)

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2009, 2008, and 2007

(20)	Other Comprehensive Income (Loss)

Comprehensive income (loss) includes net income and other comprehensive income (loss) which includes the effect of unrealized holding gains (losses) on investment and mortgage-backed securities available for sale in stockholders’ equity. The following table sets forth the amounts of other comprehensive income (loss) included in stockholders’ equity along with the related tax effect for the years ended September 30, 2009, 2008, and 2007.

	Pretax amount	Tax effect	After tax amount
2009:
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$(164,030)	$63,316	$(100,714)
Less reclassification adjustment for net gains realized in net income	2,160,760	(834,053)	1,326,707
Other comprehensive loss	$(2,324,790)	$897,369	$(1,427,421)

2008:
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$(192,005,635)	$74,114,175	$(117,891,460)
Less reclassification adjustment for net gains realized in net income	9,518,367	(3,674,090)	5,844,277
Other comprehensive loss	$(201,524,002)	$77,788,265	$(123,735,737)

2007:
Net unrealized holding losses on investment and mortgage securities available for sale arising during the year	$(21,105,686)	$8,146,795	$(12,958,891)
Less reclassification adjustment for net gains realized in net income	69,453,332	(26,808,986)	42,644,346
Other comprehensive loss	$(90,559,018)	$34,955,781	$(55,603,237)

(21)	Other Contingencies

The Company and various subsidiaries have been named as defendants in various other legal actions arising from their normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, any such liability will not have a material effect on the Company’s consolidated financial statements.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Charter Financial or CharterBank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Charter Financial or CharterBank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 12,894,375 Shares

Charter Financial Corporation

(Proposed Holding Company for
CharterBank)

COMMON STOCK
par value $0.01 per share

PROSPECTUS

 Stifel Nicolaus

[Date of Prospectus]

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until ___________________, all dealers that effect transactions in these securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS OF CHARTER FINANCIAL
PROXY STATEMENT OF CHARTER FINANCIAL CORPORATION

CharterBank is converting from the mutual holding company structure to a fully-public stock holding company structure. Currently, CharterBank is a wholly-owned subsidiary of Charter Financial Corporation, a federal corporation, and First Charter, MHC owns 85.4% of Charter Financial Corporation’s common stock. The remaining 14.6% of Charter Financial Corporation’s common stock is owned by public stockholders. As a result of the conversion, a newly formed Maryland corporation, also named Charter Financial Corporation and referred to herein as “Charter Financial”, will become the holding company of CharterBank.  Each share of Charter Financial Corporation common stock owned by the public will be exchanged for between 0.5226 and 0.8131 shares of common stock of Charter Financial, so that immediately after the conversion Charter Financial Corporation’s existing public stockholders will own the same percentage of Charter Financial common stock as they owned of Charter Financial Corporation’s common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, as further discussed below.  The actual number of shares that you will receive will depend on the percentage of Charter Financial Corporation common stock held by the public at the completion of the conversion, the final independent appraisal of Charter Financial and the number of shares of Charter Financial common stock sold in the offering described in the following paragraph. It will not depend on the market price of Charter Financial Corporation common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Stockholders” for a discussion of the exchange ratio. Based on the $_____ per share closing price of Charter Financial Corporation common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least ____________ shares of Charter Financial common stock are sold in the offering (which is between the ____ and the ____ of the offering range), the initial value of the Charter Financial common stock you receive in the share exchange would be less than the market value of the Charter Financial Corporation common stock you currently own. See “Risk Factors—The market value of Charter Financial common stock received in the share exchange may be less than the market value of Charter Financial Corporation common stock exchanged.”

Concurrently with the exchange offer, we are offering up to 12,894,375 shares of common stock of Charter Financial, representing the 85.4% ownership interest of First Charter, MHC in Charter Financial Corporation, for sale to eligible depositors and certain borrowers of CharterBank and eligible depositors of Neighborhood Community Bank (certain of the assets and deposits of which were recently acquired by CharterBank) and to the public, including Charter Financial Corporation stockholders, at a price of $10.00 per share. The conversion of First Charter, MHC and the offering and exchange of common stock by Charter Financial is referred to herein as the “conversion and offering.” After the conversion and offering are completed, CharterBank will be a wholly-owned subsidiary of Charter Financial, and 100% of the common stock of Charter Financial will be owned by public stockholders. As a result of the conversion and offering, Charter Financial Corporation and First Charter, MHC will cease to exist.

Charter Financial Corporation’s common stock is currently quoted on the Over-The-Counter Bulletin Board under the symbol “CHFN.OB.” We expect that Charter Financial’s common stock will trade on the Nasdaq Capital Market under the trading symbol “CHFN.”

The conversion and offering cannot be completed unless the stockholders of Charter Financial Corporation approve the Plan of Conversion and Reorganization of First Charter, MHC, referred to herein as the “plan of conversion.”  Charter Financial Corporation is holding a special meeting of stockholders at ______________, West Point, Georgia, on March __, 2010, at ___ _.m., local time, to consider and vote upon the plan of conversion. Charter Financial Corporation’s board of directors unanimously recommends that stockholders vote “FOR” the plan of conversion.

This document serves as the proxy statement for the special meeting of stockholders of Charter Financial Corporation and the prospectus for the shares of Charter Financial common stock to be issued in exchange for shares of Charter Financial Corporation common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Office of Thrift Supervision.  This document does not serve as the prospectus relating to the offering by Charter Financial of its shares of common stock in the offering, which will be made pursuant to a separate prospectus.  Stockholders of Charter Financial Corporation are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 17 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision, or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, please read this proxy statement/prospectus including the Questions and Answers section, beginning on page 1. Questions about voting on the plan of conversion may be directed to our proxy information agent, Laurel Hill Advisory Group, LLC, at 1-888-___________, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time.

The date of this proxy statement/prospectus is ______, 2010, and it is first being mailed to stockholders of Charter Financial Corporation on or about _____, 2010.

CHARTER FINANCIAL CORPORATION
1233 O.G. Skinner Dr.
West Point, Georgia 31833
(706) 645-1391

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

On ________, 2010, Charter Financial Corporation, a Federal corporation (“Charter Financial Corporation”), will hold a special meeting of stockholders at _____________, West Point, Georgia.  The meeting will begin at ___ a.m, local time.  At the meeting, stockholders will consider and act on the following:

1.
The approval of a plan of conversion and reorganization pursuant to which: (a) Charter Financial Corporation will convert to an interim federal stock savings association and merge with and into CharterBank, with CharterBank being the surviving entity; (b) First Charter, MHC, which currently owns 85.4% of the common stock of Charter Financial Corporation, will convert to an interim federal stock savings association and merge with and into CharterBank, with CharterBank being the surviving entity; (c) an interim stock savings association will be formed as a subsidiary of Charter Financial Corporation (“Charter Financial”), a Maryland corporation recently formed to be the holding company for CharterBank, and then will merge into CharterBank, with CharterBank being the surviving entity; (d) the outstanding shares of Charter Financial Corporation, other than those held by First Charter, MHC, will be converted into shares of common stock of Charter Financial; and (e) Charter Financial will offer shares of its common stock for sale in a subscription offering, and, if necessary, a community offering and/or syndicated community offering;

2.
The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization;

3.	The following informational proposals:

	3a.	Approval of a provision in Charter Financial’s articles of incorporation requiring a super-majority vote to approve certain amendments to Charter Financial’s articles of incorporation;

	3b.	Approval of a provision in Charter Financial’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Charter Financial’s bylaws;

	3c.	Approval of a provision in Charter Financial’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Charter Financial’s outstanding voting stock; and

4.	Such other business that may properly come before the meeting.

NOTE:  The board of directors is not aware of any other business to come before the meeting.

The provisions of Charter Financial’s articles of incorporation and bylaws that are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion and reorganization (referred to herein as the “plan of conversion”).  These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.

The board of directors has fixed ______, 2010, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Charter Financial Corporation at the address given above, stockholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion.  In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion, the written request should be received by Charter Financial Corporation by _____, 2010.

Please complete and sign the enclosed proxy, which is solicited by the board of directors, and mail it promptly in the enclosed envelope.  If you prefer, you may vote by using the telephone or Internet.  For information on submitting your proxy or voting by telephone or Internet, please refer to instructions on the enclosed proxy card.  The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

William C. Gladden
Corporate Secretary

West Point, Georgia
______, 2010

QUESTIONS AND ANSWERS
FOR STOCKHOLDERS OF CHARTER FINANCIAL CORPORATION
REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion and reorganization.  The plan of conversion and reorganization described herein (referred to as the “plan of conversion”) has been conditionally approved by Charter Financial Corporation’s primary federal regulator, the Office of Thrift Supervision.  The merger of interim savings banks into CharterBank as part of the conversion has been conditionally approved by the Office of Thrift Supervision. However, such approvals by this agency does not constitute a recommendation or endorsement of the plan of conversion.

Q.	WHAT ARE STOCKHOLDERS BEING ASKED TO APPROVE?

A.
Charter Financial Corporation stockholders as of ____, 2010 are being asked to vote on the plan of conversion pursuant to which First Charter, MHC will convert from the mutual to the stock form of organization. As part of the conversion, a newly formed Maryland corporation, Charter Financial, is offering its common stock to eligible depositors and borrowers of CharterBank and eligible depositors of Neighborhood Community Bank (certain of the assets and deposits of which were recently acquired by CharterBank), to stockholders of Charter Financial Corporation as of _____, 2010 and to the public. The shares offered represent First Charter, MHC’s current 85.4% ownership interest in Charter Financial Corporation.  Voting for approval of the plan of conversion will also include approval of the exchange ratio and the articles of incorporation and bylaws of Charter Financial (including the anti-takeover provisions and provisions limiting stockholder rights).  Your vote is important. Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion.

In addition, Charter Financial Corporation stockholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

Stockholders also are asked to vote on the following informational proposals with respect to the articles of incorporation and bylaws of Charter Financial:

●	Approval of a provision in Charter Financial’s articles of incorporation requiring a super-majority vote to approve certain amendments to Charter Financial’s articles of incorporation;

●	Approval of a provision in Charter Financial’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Charter Financial’s bylaws; and

●	Approval of a provision in Charter Financial’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Charter Financial’s outstanding voting stock.

The provisions of Charter Financial’s articles of incorporation and bylaws that are included as informational proposals were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.  The provisions of Charter Financial’s articles of incorporation and bylaws that are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of Charter Financial if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

1

Your vote is important. Without sufficient votes “FOR” adoption of the plan of conversion, we cannot implement the plan of conversion and the related stock offering.

Q.	WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.           [Same as the offering prospectus]

Q.	WHAT WILL STOCKHOLDERS RECEIVE FOR THEIR EXISTING CHARTER FINANCIAL CORPORATION SHARES?

A.
As more fully described in “Proposal 1 — Approval of the Plan of Conversion and Reorganization — Share Exchange Ratio,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 0.5226 shares at the minimum and 0.7071 shares at the maximum of the offering range (or 0.8131 at the adjusted maximum of the offering range) of Charter Financial common stock (cash will be paid in lieu of any fractional shares). For example, if you own 100 shares of Charter Financial Corporation common stock, and the exchange ratio is 0.6148 (at the midpoint of the offering range), after the conversion you will receive 61 shares of Charter Financial common stock and $___ in cash, the value of the fractional share, based on the $10.00 per share purchase price of stock in the offering.

After completion of the conversion, stockholders who hold shares in street-name at a brokerage firm or other nominee do not need to take any action to exchange their shares of common stock. Your shares will be automatically exchanged within your account. Stockholders with Charter Financial Corporation stock certificates will receive a transmittal form from our exchange agent with instructions on how to surrender stock certificates to receive new stock certificates representing shares of Charter Financial. You should not submit a stock certificate until you receive a transmittal form.

Q.	WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.
The $10.00 per share price was selected primarily because it is a commonly selected per share price for mutual-to-stock conversion offerings.  The amount of common stock Charter Financial will issue at $10.00 per share in the offering and the exchange is based on an independent appraisal of the estimated market value of Charter Financial, assuming the conversion and offering are completed.  RP Financial, LC., an appraisal firm experienced in appraisal of financial institutions, has estimated that, as of December 4, 2009, this market value ranged from $97.1 million to $131.4 million, with a midpoint of $114.2 million.  Based on this valuation, the number of shares of common stock of Charter Financial that existing public stockholders of Charter Financial Corporation will receive in exchange for their shares of Charter Financial Corporation common stock will range from 1,421,201 to 1,922,801, with a midpoint of 1,672,001 (with a value of $14.2 million to $19.2 million, with a midpoint of $16.7 million, at $10.00 per share).  The number of shares received by the existing public stockholders of Charter Financial Corporation is intended to maintain their existing 14.6% ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The independent appraisal is based in part on Charter Financial Corporation’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings bank and thrift holding companies that RP Financial, LC. considered comparable to Charter Financial Corporation

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Q.	DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF CHARTER FINANCIAL CORPORATION COMMON STOCK?

A.
No, the exchange ratio will not be based on the market price of Charter Financial Corporation common stock. Therefore, changes in the price of Charter Financial Corporation common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.	WHY DOESN’T CHARTER FINANCIAL CORPORATION WAIT TO CONDUCT THE CONVERSION AND OFFERING UNTIL THE STOCK MARKET IMPROVES SO THAT CURRENT STOCKHOLDERS CAN RECEIVE A HIGHER EXCHANGE RATIO?

A.
The board of directors believes that the stock holding company form of organization and the capital raised in the conversion offer important advantages and that it is in the best interest of our stockholders to complete the conversion and offering sooner rather than later. There is no way to know when market conditions will change, when regulations governing conversion to stock form will change, or how they may change, or how changes in market conditions might affect stock prices for financial institutions. The board of directors concluded that it would be better to complete the conversion and offering now, under existing Office of Thrift Supervision conversion regulations and under a valuation that offers a fair exchange ratio to existing stockholders and an attractive price to new investors, rather than wait an indefinite amount of time for potentially better market conditions.  We also are undertaking the conversion at this time to reduce the uncertainty to Charter Financial Corporation and its stockholders associated with potential changes in applicable statutes, regulations and policies affecting mutual holding companies.  In this regard, recent legislative proposals would eliminate our primary federal regulator, the Office of Thrift Supervision, and make the Board of Governors of the Federal Reserve System the exclusive regulator of all holding companies, including mutual holding companies.  The Federal Reserve Board does not allow mutual holding companies to waive the receipt of dividends, and any waived dividends are considered in determining whether the ownership interest of minority stockholders is diluted in the event of a second-step conversion.

Q.	SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.
No.  If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion.  If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

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Q.	HOW DO I VOTE?

A.
Mark your vote, sign each proxy card enclosed and return the card(s) to us, in the enclosed proxy reply envelope.  For information on submitting your proxy, please refer to instructions on the enclosed proxy card.  YOUR VOTE IS IMPORTANT.  PLEASE VOTE PROMPTLY.

Q.	IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER, BANK OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.
No.  Your broker, bank or other nominee will not be able to vote your shares without instructions from you.  You should instruct your broker, bank or other nominee to vote your shares, using the directions that they provide to you.

Q.	WHAT HAPPENS IF I DON’T VOTE?

A.
Your vote is very important.  Not voting all the proxy card(s) you receive will have the same effect as voting “against” the plan of conversion. Without sufficient favorable votes “for” the plan of conversion, we will not proceed with the conversion and offering.

Q.	WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.	Your vote is important. If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion.

Q.	MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.
Yes. If you would like to receive a prospectus and stock order form, you must call our Stock Information Center at 1-800-_____, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time.  The Stock Information Center is closed weekends and bank holidays.

Eligible depositors and certain borrowers of CharterBank and eligible depositors of Neighborhood Community Bank (certain of the assets and deposits of which were recently acquired by CharterBank) have priority subscription rights allowing them to purchase common stock in a subscription offering.  Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as described herein.  In the event orders for Charter Financial common stock in a community offering exceed the number of shares available for sale, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in Georgia and Alabama; second to cover orders of Charter Financial Corporation stockholders as of _____, 2010; and thereafter to cover orders of the general public. Stockholders of Charter Financial Corporation are subject to an ownership limitation.

Shares of common stock purchased in the offering by a stockholder and his or her associates or individuals acting in concert with the stockholder, plus any shares a stockholder and these individuals receive in the exchange for existing shares of Charter Financial Corporation common stock, may not exceed 5% of the total shares of common stock of Charter Financial to be issued and outstanding after the completion of the conversion.

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Q.	WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT CHARTERBANK?

A.
No.  The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged.  Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit.  Loans and rights of borrowers will not be affected.  Depositors will no longer have voting rights in the mutual holding company, which will cease to exist, after the conversion and offering.  Only stockholders of Charter Financial will have voting rights after the conversion and offering.

Please note that properly completed and signed stock order forms, with full payment, must be received (not postmarked) by the Stock Information Center no later than ____ p.m., Eastern Time on _____, 2010.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion may be directed to our proxy information agent, Laurel Hill Advisory Group, LLC, at 1-888-_________, Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern Time.  Questions about the stock offering may be directed to our Stock Information Center at 1-800-_______, Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time.  The Stock Information Center is closed weekends and bank holidays.

5

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you.  To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of The Plan of Conversion and Reorganization,” “Proposal 2 — Adjournment of the Special Meeting,” “Proposals 3a through 3c — Informational Proposals Related to the Articles of Incorporation and Bylaws of Charter Financial” and the consolidated financial statements and the notes to the consolidated financial statements.

The Charter Financial Corporation Special Meeting

Date, Time and Place. Charter Financial Corporation, a Federal corporation (“Charter Financial Corporation”), will hold its special meeting of stockholders at ________________, West Point, Georgia, on __________, 2010, at ___ a.m., Eastern Time.

The Proposals. Stockholders will be voting on the following proposals at the special meeting:

1.
The approval of a plan of conversion and reorganization pursuant to which: (a) Charter Financial Corporation will convert to an interim federal stock savings association and merge with and into CharterBank, with CharterBank being the surviving entity; (b) First Charter, MHC, which currently owns approximately 85.4% of the common stock of Charter Financial Corporation, will convert to an interim federal stock savings association and merge with and into CharterBank, with CharterBank being the surviving entity; (c) an interim stock savings association will be formed as a subsidiary of Charter Financial Corporation (“Charter Financial”), a Maryland corporation recently formed to be the holding company for CharterBank, and then will merge into CharterBank, with CharterBank being the surviving entity; (d) the outstanding shares of Charter Financial Corporation, other than those held by First Charter, MHC, will be converted into shares of common stock of Charter Financial; and (e) Charter Financial will offer shares of its common stock for sale in a subscription offering, and, if necessary, a community offering or syndicated community offering;

2.
The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion; and

3.	The following informational proposals:

	3a.	Approval of a provision in Charter Financial’s articles of incorporation requiring a super-majority vote to approve certain amendments to Charter Financial’s articles of incorporation;

	3b.	Approval of a provision in Charter Financial’s bylaws requiring a super-majority vote of stockholders to approve stockholder-proposed amendments to Charter Financial’s bylaws;

	3c.	Approval of a provision in Charter Financial’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Charter Financial’s outstanding voting stock; and

4.	Such other business that may properly come before the meeting.

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The provisions of Charter Financial’s articles of incorporation and bylaws which are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Charter Financial’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Charter Financial, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Vote Required for Approval of Proposals by the Stockholders of Charter Financial Corporation

Proposal 1: Approval of the Plan of Conversion and Reorganization.  We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Charter Financial Corporation stockholders, including shares held by First Charter, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Charter Financial Corporation stockholders other than First Charter, MHC.

Proposal 2:  Approval of the adjournment of the special meeting.  We must obtain the affirmative vote of at least a majority of the votes cast by Charter Financial Corporation stockholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 3a through 3c.  The provisions of Charter Financial’s articles of incorporation and bylaws that are summarized as informational proposals were approved as part of the process in which the board of directors of Charter Financial Corporation approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals.  The provisions of Charter Financial’s articles of incorporation and bylaws that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Charter Financial, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Charter Financial Corporation.  At this time, we know of no other matters that may be presented at the special meeting.

Proposal 1 must also be approved by the members of First Charter, MHC at a special meeting of members called for that purpose.  Members will receive separate informational materials for First Charter, MHC regarding the conversion.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting.  To revoke your proxy, you must advise the corporate secretary of Charter Financial Corporation in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person.  Attendance at the special meeting will not in itself constitute revocation of your proxy.

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Vote by First Charter, MHC

Management anticipates that First Charter, MHC, our majority stockholder, will vote all of its shares of common stock in favor of all the matters set forth above.  If First Charter, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary, would be assured.

As of ____, 2010 the directors and executive officers of Charter Financial Corporation beneficially owned ____ shares, or approximately ___% of the outstanding shares of Charter Financial Corporation common stock, and First Charter, MHC owned 15,857,924 shares, or approximately 85.4% of the outstanding shares of Charter Financial Corporation common stock.

Your board of directors unanimously recommends that you vote “FOR” the plan of conversion, “FOR” the adjournment of the special meeting, if necessary, and “FOR” the Informational Proposals 3a through 3c.

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The Companies

Charter Financial

Charter Financial is a newly-formed Maryland corporation that was incorporated in December 2009 to be the successor corporation to Charter Financial Corporation upon completion of the conversion. Charter Financial will own all of the outstanding shares of common stock of CharterBank upon completion of the conversion.

Charter Financial’s executive offices are located at 1233 O.G. Skinner Dr., West Point, Georgia 31833.  Our telephone number at this address is (706) 645-1391.

First Charter, MHC

First Charter, MHC is the federally chartered mutual holding company of Charter Financial Corporation.  First Charter, MHC’s principal business activity is the ownership of 15,857,924 shares of common stock of Charter Financial Corporation, or 85.4% of the issued and outstanding shares as of ____, 2010. The remaining 2,719,432 shares of Charter Financial Corporation common stock outstanding as of ____, 2010 were held by the existing public stockholders.  After the completion of the conversion, First Charter, MHC will cease to exist.

Charter Financial Corporation

Charter Financial Corporation is a federally chartered stock holding company that owns all of the outstanding common stock of CharterBank.  At September 30, 2009, Charter Financial Corporation had consolidated assets of $936.9 million, deposits of $597.6 million and stockholders’ equity of $98.3 million.  After the completion of the conversion, Charter Financial Corporation will cease to exist, and will be succeeded by Charter Financial, a new Maryland corporation.  As of ____, 2010, Charter Financial Corporation had 18,577,356 shares of common stock issued and outstanding, of which 15,857,924 shares were owned by First Charter, MHC.

CharterBank

CharterBank is a federally chartered savings bank headquartered in West Point, Georgia.  CharterBank was originally founded in 1954 as a federally chartered mutual savings and loan association.  In 2001, CharterBank converted to a federally chartered stock bank and reorganized from the mutual to the two-tiered mutual holding company form of organization.

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Plan of Conversion and Reorganization

The Boards of Directors of Charter Financial Corporation, First Charter, MHC, CharterBank and Charter Financial have adopted a plan of conversion and reorganization pursuant to which CharterBank will reorganize from a mutual holding company structure to a stock holding company structure. Public stockholders of Charter Financial Corporation will receive shares in Charter Financial in exchange for their shares of Charter Financial Corporation common stock based on an exchange ratio.  This conversion to a stock holding company structure also includes the offering by Charter Financial of shares of its common stock to eligible depositors and certain borrowers of CharterBank and eligible depositors of Neighborhood Community Bank (certain of the assets and deposits of which were recently acquired by CharterBank) and to the public, including Charter Financial Corporation stockholders, in a subscription offering and, if necessary, in a community offering and/or syndicated community offering.  Following the conversion and offering, First Charter, MHC and Charter Financial Corporation will no longer exist, and Charter Financial will be the parent company of CharterBank.

The conversion and offering cannot be completed unless the stockholders of Charter Financial Corporation approve the plan of conversion.  Charter Financial Corporation’s stockholders will vote on the plan of conversion at Charter Financial Corporation’s special meeting.  This document is the proxy statement used by Charter Financial Corporation’s board of directors to solicit proxies for the special meeting.  It is also the prospectus of Charter Financial regarding the shares of Charter Financial common stock to be issued to Charter Financial Corporation’s stockholders in the share exchange.  This document does not serve as the prospectus relating to the offering by Charter Financial of its shares of common stock in the subscription offering and any community offering, syndicated community offering or firm commitment offering, which will be made pursuant to a separate prospectus.

Our Current Organizational Structure

In October 2001, CharterBank completed its conversion from a mutual savings and loan association into the two-tiered mutual holding company structure and became a wholly owned subsidiary of Charter Financial Corporation. Charter Financial Corporation sold 3,964,481 shares of its common stock to the public, representing 20% of its then outstanding shares, at $10.00 per share and received net proceeds of $37.2 million. An additional 15,857,924 shares were issued to First Charter, MHC.

Pursuant to the terms of First Charter, MHC’s plan of conversion and reorganization, First Charter, MHC will convert from the mutual holding company to the stock holding company corporate structure.  As part of the conversion, we are offering for sale in a subscription offering, a community offering and possibly a syndicated community offering, the majority ownership interest in Charter Financial Corporation that is currently held by First Charter, MHC.  Upon the completion of the conversion and offering, First Charter, MHC will cease to exist, and we will complete the transition from partial to full public stock ownership.  In addition, as part of the conversion, public stockholders of Charter Financial Corporation will receive shares of common stock of Charter Financial in exchange for their shares of Charter Financial Corporation common stock pursuant to an exchange ratio that maintains the same percentage ownership in Charter Financial (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares) that existing stockholders had in Charter Financial Corporation immediately prior to the completion of the conversion and offering.

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Our Current Organizational Structure

The following diagram shows our current organizational structure, which is commonly referred to as the “two-tier” mutual holding company structure:

Our Organizational Structure Following the Conversion

After the conversion and offering are completed, we will be organized as a fully public stock holding company, as follows:

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Reasons for the Conversion and the Offering

[Same as the offering prospectus]

Conditions to Completion of the Conversion

The Office of Thrift Supervision has conditionally approved the plan of conversion and reorganization, including the merger of the interim savings banks into CharterBank as part of the conversion; however, such approval does not constitute recommendations or endorsements of the plan of conversion by that agency.

We cannot complete the conversion unless:

●	The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by members of First Charter, MHC as of ___, 2010;

●	The plan of conversion and reorganization is approved by a vote of at least two-thirds of the outstanding shares of common stock of Charter Financial Corporation as of _____, 2010, including shares held by First Charter, MHC. (Because First Charter, MHC owns 85.4% of the outstanding shares of Charter Financial Corporation common stock, First Charter, MHC will control the outcome of this vote and we expect its shares will be voted in favor of the proposal.);

●	The plan of conversion and reorganization is approved by a vote of at least a majority of the outstanding shares of common stock of Charter Financial Corporation as of ___, 2010, excluding those shares held by First Charter, MHC;

●	We sell at least the minimum number of shares of common stock offered; and

●	We receive the final approval of the Office of Thrift Supervision to complete the conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

First Charter, MHC intends to vote its ownership interest in favor of the plan of conversion. At ________, 2010, First Charter, MHC owned 85.4% of the outstanding shares of common stock of Charter Financial Corporation. The directors and executive officers of Charter Financial Corporation and their affiliates owned ___ shares of Charter Financial Corporation, or ___% of the outstanding shares of common stock as of ____, 2010. They have indicated their intention to vote those shares in favor of the plan of conversion.

The Exchange of Existing Shares of Charter Financial Corporation Common Stock

Office of Thrift Supervision regulations provide that in a conversion of a mutual holding company to fully stock form, the public stockholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Office of Thrift Supervision that the basis for the exchange is fair and reasonable. Each publicly held share of Charter Financial Corporation common stock will, on the effective date of the conversion, be automatically converted into the right to receive a number of shares of Charter Financial common stock. The number of shares of common stock will be determined pursuant to the exchange ratio that ensures that the public stockholders will own the same percentage of common stock in Charter Financial after the conversion as they held in Charter Financial Corporation immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares. The exchange ratio is not dependent on the market value of our currently outstanding Charter Financial Corporation common stock. The exchange ratio is based on the percentage of Charter Financial Corporation common stock held by the public, the independent valuation of Charter Financial prepared by RP Financial, LC. and the number of shares of common stock issued in the offering. The exchange ratio is expected to range from approximately 0.5226 exchange shares for each publicly held share of Charter Financial Corporation at the minimum of the offering range to 0.8131 exchange shares for each publicly held share of Charter Financial Corporation at the adjusted maximum of the offering range.

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If you are a stockholder of Charter Financial Corporation, at the conclusion of the conversion, your shares will be exchanged for shares of Charter Financial. The number of shares you receive will be based on the number of shares of common stock you own and the final exchange ratio determined as of the conclusion of the conversion.

The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering and the shares of common stock issued and outstanding on the date of this proxy statement/prospectus. The table also shows how many whole shares of Charter Financial a hypothetical owner of Charter Financial Corporation common stock would receive in the exchange for 100 shares of Charter Financial Corporation common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

					Total Shares of Common Stock to be Issued in Conversion and Offering	Exchange Ratio	Equivalent Value of Shares Based Upon Current Market Price (1)	Shares to be Received for 100 Existing Shares

	Shares to be Sold in This Offering		Shares of Charter Financial to be Issued for Shares of Charter Financial Corporation
	Amount	Percent	Amount	Percent
Minimum	8,287,500	85.36%	1,421,201	14.64%	9,708,701	0.5226	$5.23	52
Midpoint	9,750,000	85.36	1,672,001	14.64	11,422,001	0.6148	6.15	61
Maximum	11,212,500	85.36	1,922,801	14.64	13,135,301	0.7071	7.07	70
15% above Maximum	12,894,375	85.36	2,211,221	14.64	15,105,596	0.8131	8.13	81

(1) Represents the value of shares of Charter Financial common stock received in the conversion by a holder of one share of Charter Financial Corporation, at the exchange ratio, assuming the market price of $10.00 per share.

Outstanding options to purchase shares of Charter Financial Corporation common stock also will convert into and become options to purchase new shares of Charter Financial common stock. The number of shares of common stock to be received upon exercise of these options will be determined pursuant to the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion. At September 30, 2009, there were 357,775 outstanding options to purchase shares of Charter Financial Corporation common stock, 5,750 of which have vested. Such outstanding options will be converted into options to purchase 186,973 shares of common stock at the minimum of the offering range and 252,983 shares of common stock at the maximum of the offering range. Because Office of Thrift Supervision regulations prohibit us from repurchasing our common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, we may use authorized but unissued shares to fund option exercises that occur during the first year following the conversion. If all existing options were exercised for authorized, but unissued shares of common stock following the conversion, stockholders would experience dilution of approximately 1.9% at both the minimum and the maximum of the offering range.

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Exchange of Existing Stockholders’ Stock Certificates

The conversion of existing outstanding shares of Charter Financial Corporation common stock into the right to receive shares of Charter Financial common stock will occur automatically on the effective date of the conversion. As soon as practicable after the effective date of the conversion, our exchange agent will send a transmittal form to each public stockholder of Charter Financial Corporation who holds stock certificates. The transmittal forms are expected to be mailed within five business days after the effective date of the conversion and will contain instructions on how to exchange stock certificates of Charter Financial Corporation common stock for stock certificates of Charter Financial common stock. We expect that stock certificates evidencing shares of Charter Financial common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Charter Financial Corporation stock certificates and other required documents. You should not forward your stock certificates until you have received transmittal forms, which will include forwarding instructions. Shares held by public stockholders through a brokerage account in “street name” will be exchanged automatically upon the conclusion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of Charter Financial common stock will be issued to any public stockholder of Charter Financial Corporation when the conversion is completed. For each fractional share that would otherwise be issued to a stockholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of a properly executed transmittal form, stock certificates and other required documents. If your shares of common stock are held in “street name” (such as in a brokerage account), you will automatically receive cash in lieu of fractional shares in your brokerage account.

After the conversion, Charter Financial Corporation stockholders who hold stock certificates will not receive shares of Charter Financial common stock and will not be paid dividends on the shares of Charter Financial common stock until existing certificates representing shares of Charter Financial Corporation common stock are surrendered for exchange in compliance with the terms of the transmittal form. When stockholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Charter Financial Corporation common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of Charter Financial common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Charter Financial Corporation common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the stockholder’s expense.

All shares of Charter Financial common stock that we issue in exchange for existing shares of Charter Financial Corporation common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

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How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

[Same as the offering prospectus]

How We Intend to Use the Proceeds From the Offering

[Same as the offering prospectus]

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

[Same as the offering prospectus]

Our Dividend Policy

[Same as the offering prospectus]

Purchases and Ownership by Officers and Directors

We expect our directors, executive officers and their associates, to purchase ____ shares of common stock in the offering. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. After the conversion, as a result of purchases in the offering and the shares they will receive in exchange for shares of Charter Financial Corporation that they currently own, our directors and executive officers, together with their associates, are expected to beneficially own approximately ____ and ____ shares of common stock, or ___% and ___% of our total outstanding shares of common stock, at the minimum and the maximum of the offering range, respectively.

Market for Common Stock

[Same as the offering prospectus]

Tax Consequences

As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to First Charter, MHC, Charter Financial Corporation, CharterBank, Charter Financial, persons eligible to subscribe in the subscription offering, or existing stockholders of Charter Financial Corporation. Existing stockholders of Charter Financial Corporation who receive cash in lieu of fractional share interests in shares of Charter Financial will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Changes in Stockholders’ Rights for Existing Stockholders of Charter Financial Corporation

As a result of the conversion, existing stockholders of Charter Financial Corporation will become stockholders of Charter Financial. Some rights of stockholders of Charter Financial will be reduced compared to the rights stockholders currently have in Charter Financial Corporation The reduction in stockholder rights results from differences between the federal and Maryland charters and bylaws, and from distinctions between federal and Maryland law. Many of the differences in stockholder rights under the articles of incorporation and bylaws of Charter Financial are not mandated by Maryland law but have been chosen by management as being in the best interests of Charter Financial and all of its stockholders. The differences in stockholder rights in the articles of incorporation and bylaws of Charter Financial include the following: (i) greater lead time required for stockholders to submit proposals for certain provisions of new business or to nominate directors; and (ii) approval by at least 80% of outstanding shares required to amend the bylaws and certain provisions of the articles of incorporation. See “Comparison of Stockholders’ Rights For Existing Stockholders of Charter Financial Corporation” for a discussion of these differences.

15

Dissenters’ Rights

Stockholders of Charter Financial Corporation do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning Charter Financial’s Common Stock

Before you decide to purchase stock, you should read the “Risk Factors” section beginning on page 17 of this proxy statement/prospectus.

16

RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of Charter Financial common stock.

Risks Related to Our Business

[Same as the offering prospectus]

Risks Related to the Offering and the Exchange

The market value of Charter Financial common stock received in the share exchange may be less than the market value of Charter Financial Corporation common stock exchanged.

The number of shares of Charter Financial common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Charter Financial Corporation common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of Charter Financial common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of Charter Financial Corporation common stock will own the same percentage of Charter Financial common stock after the conversion and offering as they owned of Charter Financial Corporation common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The exchange ratio will not depend on the market price of Charter Financial Corporation common stock.

The exchange ratio ranges from 0.5226 shares at the minimum to 0.7071 shares at the maximum (or 0.8131 at the adjusted maximum) of the offering range of Charter Financial common stock per share of Charter Financial Corporation common stock. Shares of Charter Financial common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Charter Financial Corporation common stock at the time of the exchange, the initial market value of the Charter Financial common stock that you receive in the share exchange could be less than the market value of the Charter Financial Corporation common stock that you currently own. Based on the most recent closing price of Charter Financial Corporation common stock prior to the date of this proxy statement/prospectus, which was $___, unless at least _____ shares of Charter Financial common stock are sold in the offering (which is between the ____ and the _____ of the offering range), the initial value of the Charter Financial common stock you receive in the share exchange would be less than the market value of the Charter Financial Corporation common stock you currently own.

[Remaining risks are the same as the offering prospectus]

17

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Charter Financial Corporation of proxies to be voted at the special meeting of stockholders to be held at _______________, West Point, Georgia, on _____, 2010, at ___ a.m., Eastern Time, and any adjournment or postponement thereof.

The purpose of the special meeting is to consider and vote upon the Plan of Conversion and Reorganization of First Charter, MHC (referred to herein as the “plan of conversion”).

In addition, stockholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal. Stockholders also will vote on informational proposals with respect to the articles of incorporation and bylaws of Charter Financial

Voting in favor of or against the plan of conversion includes a vote for or against the conversion of First Charter, MHC to a stock holding company as contemplated by the plan of conversion. Voting in favor of the plan of conversion will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at CharterBank.

Who Can Vote at the Meeting

You are entitled to vote your Charter Financial Corporation common stock if our records show that you held your shares as of the close of business on _____, 2010. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on __________, 2010, there were _________ shares of Charter Financial Corporation common stock outstanding. Each share of common stock has one vote.

Attending the Meeting

If you are a stockholder as of the close of business on ____, 2010, you may attend the meeting. However, if you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Charter Financial Corporation common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum. A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

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Proposal 1: Approval of the Plan of Conversion and Reorganization. We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Charter Financial Corporation entitled to be cast at the special meeting, including shares held by First Charter, MHC, and (ii) a majority of the outstanding shares of common stock of Charter Financial Corporation entitled to be cast at the special meeting, other than shares held by First Charter, MHC.

Proposal 2: Approval of the adjournment of the special meeting. We must obtain the affirmative vote of at least a majority of the votes cast by Charter Financial Corporation stockholders entitled to vote at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion.

Informational Proposals 3a through 3c: Approval of certain provisions in Charter Financial’s articles of incorporation. The provisions of Charter Financial’s articles of incorporation and bylaws which are summarized as informational proposals were approved as part of the process in which the board of directors of Charter Financial Corporation approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. While we are asking you to vote with respect to each of the informational proposals, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Charter Financial’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Charter Financial, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Charter Financial Corporation. At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by First Charter, MHC and Our Officers and Directors

As of _______, 2010, First Charter, MHC beneficially owned 15,857,924 shares of Charter Financial Corporation common stock. This equals approximately 85.4% of our outstanding shares. First Charter, MHC intends to vote all of its shares in favor of Proposal 1—Approval of the plan of conversion, Proposal 2—Approval of the adjournment of the special meeting, and Informational Proposals 3a through 3c.

As of _______, 2010, our officers and directors beneficially owned ____ shares of Charter Financial Corporation common stock, not including shares that they may acquire upon the exercise of outstanding stock options. This equals ___% of our outstanding shares and ___% of shares held by persons other than First Charter, MHC.

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Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Charter Financial Corporation common stock to be represented at the special meeting by the persons named in the enclosed proxy card. All shares of Charter Financial Corporation common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors. Our board of directors recommends that you vote “FOR” approval of the plan of conversion, “FOR” approval of the adjournment of the special meeting, and “FOR” each of the Informational Proposals 3a through 3c.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares. We do not know of any other matters to be presented at the special meeting.

If your Charter Financial Corporation common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted. Your broker, bank or other nominee may allow you to deliver your voting instructions via the telephone or the Internet. Please see the instruction form provided by your broker, bank or other nominee that accompanies this proxy statement/prospectus.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting. To revoke your proxy, you must advise the corporate secretary of Charter Financial Corporation in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person. Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors. Charter Financial Corporation will pay the costs of soliciting proxies from its stockholders. To the extent necessary to permit approval of the plan of conversion and the other proposals being considered, Laurel Hill Advisory Group, LLC, our proxy solicitor, directors, officers or employees of Charter Financial Corporation and CharterBank may solicit proxies by mail, telephone and other forms of communication. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as information agent and stockholder proxy solicitor, we will pay Laurel Hill Advisory Group, LLC, $____ plus out-of-pocket expenses and charges for telephone calls in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

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Participants in the Employee Stock Ownership Plan

If you participate in CharterBank Employee Stock Ownership Plan (the “ESOP”), you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Charter Financial Corporation common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the plan’s trustee is _____, 2010.

Recommendation of the Board of Directors

The board of directors recommends that you promptly sign and mark the enclosed proxy in favor of the above described proposals, including the adoption of the plan of conversion, and promptly return it in the enclosed envelope. Voting the proxy card will not prevent you from voting in person at the special meeting. For information on submitting your proxy, please refer to the instructions on the enclosed proxy.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion.

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PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The board of directors of Charter Financial Corporation and of First Charter, MHC have approved the plan of conversion and reorganization, referred to herein as the “plan of conversion.” The plan of conversion must also be approved by the members of First Charter, MHC and the stockholders of Charter Financial Corporation. A special meeting of members and a special meeting of stockholders have been called for this purpose. The Office of Thrift Supervision has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by that agency.

General

Pursuant to the plan of conversion, our organization will convert from the mutual holding company form of organization to the fully stock form. Currently, CharterBank is a wholly-owned subsidiary of Charter Financial Corporation and First Charter, MHC owns approximately 85.4% of Charter Financial Corporation’s common stock. The remaining 14.6% of Charter Financial Corporation’s common stock is owned by public stockholders. As a result of the conversion, our newly formed company, Charter Financial, will become the holding company of CharterBank. Each share of Charter Financial Corporation common stock owned by the public will be exchanged for between 0.5226 shares at the minimum and 0.7071 shares at the maximum of the offering range (or 0.8131at the adjusted maximum of the offering range) of Charter Financial common stock, so that Charter Financial Corporation’s existing public stockholders will own the same percentage of Charter Financial common stock as they owned of Charter Financial Corporation’s common stock immediately prior to the conversion (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The actual number of shares that you will receive will depend on the percentage of Charter Financial Corporation common stock held by the public at the completion of the conversion, the final independent appraisal of Charter Financial and the number of shares of Charter Financial common stock sold in the offering described in the following paragraph. It will not depend on the market price of Charter Financial Corporation common stock.

Concurrently with the exchange offer, we are offering up to 12,894,375 shares of common stock of Charter Financial, representing the 85.4% ownership interest of First Charter, MHC in Charter Financial Corporation, for sale to eligible depositors and to the public at a price of $10.00 per share. After the conversion and offering are completed, CharterBank will be a wholly-owned subsidiary of Charter Financial, and 100% of the common stock of Charter Financial will be owned by public stockholders. As a result of the conversion and offering, Charter Financial Corporation and First Charter, MHC will cease to exist.

Charter Financial intends to contribute between $38.7 million and $52.7 million of net proceeds, or $60.7 million if the offering range is increased by 15%, to the CharterBank and to retain between $33.7 million and $45.9 million of the net proceeds, or $52.9 million if the offering range is increased by 15%. The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock in a “subscription offering” in the following descending order of priority:

(i)	First, to depositors with accounts at CharterBank or NCB with aggregate balances of at least $50 at the close of business on [ERD].

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(ii)	Second, to our tax-qualified employee benefit plans, including CharterBank’s employee stock ownership plan.

(iii)	Third, to depositors with accounts at CharterBank with aggregate balances of at least $50 at the close of business on [SERD].

(iv)	Fourth, to depositors of CharterBank at the close of business on [SRD], and to borrowers of CharterBank as of October 16, 2001 whose borrowings remained outstanding at the close of business on [SRD].

Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a “community offering,” with a preference given first to natural persons residing in the States of Georgia and Alabama, and then to Charter Financial Corporation public stockholders as of [stockholder record date]. The community offering, if held, may begin concurrently with, during or promptly after the subscription offering as we may determine at any time. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering through a “syndicated community offering” managed by Stifel, Nicolaus & Company, Incorporated. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering. Any determination to accept or reject purchase orders in the community offering and the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the community offering. The community offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision. See “—Community Offering.”

We have the right to accept or reject orders received in the syndicated community offering at our sole discretion. The syndicated community offering may begin at any time following the commencement of the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us, with approval of the Office of Thrift Supervision. Alternatively, we may sell any remaining shares in an underwritten public offering, which would be conducted on a firm commitment basis. See “—Syndicated Community Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of Charter Financial. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the offering. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion and is qualified in its entirety by reference to the provisions of the plan of conversion. A copy of the plan of conversion is available for inspection at each banking office of CharterBank and at the Southeast Regional and Washington, D.C. offices of the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to First Charter, MHC’s application to convert from mutual to stock form, of which this proxy statement/prospectus is a part, copies of which may be obtained from the Office of Thrift Supervision. The plan of conversion is also an exhibit to Charter Financial’s Registration Statement on Form S-1, which is accessible on the Securities and Exchange Commission website, www.sec.gov. See “Where You Can Find Additional Information.”

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The board of directors recommends that you vote “FOR” the Plan of Conversion and Reorganization of First Charter, MHC.

Reasons for the Conversion and Offering

[Same as the offering prospectus]

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Charter Financial Corporation at the time of the special meeting to be voted for an adjournment, if necessary, Charter Financial Corporation has submitted the question of adjournment to its stockholders as a separate matter for their consideration. The board of directors of Charter Financial Corporation recommends that stockholders vote “FOR” the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to stockholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion.

PROPOSALS 3a THROUGH 3c — INFORMATIONAL PROPOSALS RELATED TO THE
ARTICLES OF INCORPORATION AND BYLAWS OF CHARTER FINANCIAL

By their approval of the plan of conversion as set forth in Proposal 1, the board of directors of Charter Financial Corporation has approved each of the informational proposals numbered 3a through 3c, all of which relate to provisions included in the articles of incorporation or bylaws of Charter Financial. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public stockholders of Charter Financial Corporation, whose rights are presently governed by the charter and bylaws of Charter Financial Corporation, will become stockholders of Charter Financial, whose rights will be governed by the articles of incorporation and bylaws of Charter Financial. The following informational proposals address the material differences between the governing documents of the two companies. This discussion is qualified in its entirety by reference to the charter and bylaws of Charter Financial Corporation and the articles of incorporation and bylaws of Charter Financial. See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of Charter Financial’s articles of incorporation and bylaws that are summarized as informational proposals 3a through 3c were approved as part of the process in which the board of directors of Charter Financial Corporation approved the plan of conversion. These proposals are informational in nature only, because the Office of Thrift Supervision’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion. Charter Financial Corporation’s stockholders are not being asked to approve these informational proposals at the special meeting. While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if stockholders approve the plan of conversion, regardless of whether stockholders vote to approve any or all of the informational proposals. The provisions of Charter Financial’s articles of incorporation and bylaws which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of Charter Financial, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

24

Informational Proposal 3a. – Approval of a Provision in Charter Financial’s Articles of Incorporation Requiring a Super-Majority Vote to Approve Certain Amendments to Charter Financial’s Articles of Incorporation. No amendment of the charter of Charter Financial Corporation may be made unless it is first proposed by the board of directors, then preliminarily approved by the Office of Thrift Supervision, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of Charter Financial generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C, D and E of Article Fifth (Preferred Stock, Restrictions on Voting Rights of the Corporation’s Equity Securities, Majority Vote), Article 7 (Directors), Article 8 (Bylaws), Article 9 (Approval of Certain Business Combinations), Article 11 (Indemnification, etc. of Directors and Officers), Article 12 (Limitation of Liability) and Article 13 (Amendment of the Articles of Incorporation) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the stockholders to increase or decrease the aggregate number of shares of capital stock.

These limitations on amendments to specified provisions of Charter Financial’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote. While this limits the ability of stockholders to amend those provisions, First Charter, MHC, as an 85.4% stockholder, currently can effectively block any stockholder proposed change to the charter.

The requirement of a super-majority stockholder vote to amend specified provisions of Charter Financial’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Charter Financial and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of a provision in Charter Financial’s articles of incorporation requiring a super-majority vote to approve certain amendments to Charter Financial’s articles of incorporation.

Informational Proposal 3b. – Approval of a Provision in Charter Financial’s Bylaws Requiring a Super-Majority Vote of Stockholders to Approve Stockholder Proposed Amendments to Charter Financial’s Bylaws. An amendment to Charter Financial Corporation’s bylaws proposed by stockholders must be approved by the holders of a majority of the total votes eligible to be cast at a legal meeting subject to applicable approval by the Office of Thrift Supervision. The bylaws of Charter Financial provide that stockholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

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The requirement of a super-majority stockholder vote to amend the bylaws of Charter Financial is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of stockholders. While this limits the ability of stockholders to amend the bylaws, First Charter, MHC, as an 85.4% stockholder, currently can effectively block any stockholder proposed change to the bylaws. Also, the board of directors of both Charter Financial Corporation and Charter Financial may by a majority vote amend either company’s bylaws.

This provision in Charter Financial’s bylaws could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provision limiting amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of Charter Financial and the fundamental rights of its stockholders, and to preserve the ability of all stockholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of the provision in Charter Financial’s bylaws requiring a super-majority vote of stockholders to approve stockholder proposed amendments to Charter Financial’s bylaws.

Informational Proposal 3c. – Approval of a Provision in Charter Financial’s Articles of Incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of Charter Financial’s Outstanding Voting Stock. The articles of incorporation of Charter Financial provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of stockholders entitled or permitted to vote on any matter, be entitled or permitted to any vote in respect of the shares held in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of stockholders, and that are not otherwise beneficially, or deemed by Charter Financial to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to any employee benefit plans of Charter Financial or any subsidiary or a trustee of a plan.

The charter of CharterBank provides that, for a period of five years from the effective date of CharterBank’s mutual holding company reorganization, no person, other than First Charter, MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

●	the purchase of shares by underwriters in connection with a public offering; or

●	the purchase of shares by any employee benefit plans of Charter Financial Corporation or any subsidiary.

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The provision in Charter Financial’s articles of incorporation limiting the voting rights of beneficial owners of more than 10% of Charter Financial’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of Charter Financial common stock and thereby gain sufficient voting control so as to cause Charter Financial to effect a transaction that may not be in the best interests of Charter Financial and its stockholders generally. This provision will not prevent a stockholder from seeking to acquire a controlling interest in Charter Financial, but it will prevent a stockholder from voting more than 10% of the outstanding shares of common stock unless that stockholder has first persuaded the board of directors of the merits of the course of action proposed by the stockholder. The board of directors of Charter Financial believes that fundamental transactions generally should be first considered and approved by the board of directors as it generally believes that it is in the best position to make an initial assessment of the merits of any such transactions and that its ability to make the initial assessment could be impeded if a single stockholder could acquire a sufficiently large voting interest so as to control a stockholder vote on any given proposal. This provision in Charter Financial’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most stockholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction. Thus, it may be deemed to have an anti-takeover effect.

The board of directors recommends that you vote “FOR” the approval of a provision in Charter Financial’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of Charter Financial’s outstanding voting stock.

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SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF
CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

[Same as the offering prospectus]

FORWARD-LOOKING STATEMENTS

[Same as the offering prospectus]

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

[Same as the offering prospectus]

OUR POLICY REGARDING DIVIDENDS

[Same as the offering prospectus]

MARKET FOR THE COMMON STOCK

[Same as the offering prospectus]

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

[Same as the offering prospectus]

CAPITALIZATION

[Same as the offering prospectus]

PRO FORMA DATA

[Same as the offering prospectus]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

[Same as the offering prospectus]

BUSINESS OF CHARTER FINANCIAL

[Same as the offering prospectus]

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BUSINESS OF CHARTER FINANCIAL CORPORATION AND CHARTERBANK

[Same as the offering prospectus]

SUPERVISION AND REGULATION

[Same as the offering prospectus]

FEDERAL AND STATE TAXATION

[Same as the offering prospectus]

MANAGEMENT

[Same as the offering prospectus]

BENEFICIAL OWNERSHIP OF COMMON STOCK

[Same as the offering prospectus]

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

[Same as the offering prospectus]

COMPARISON OF STOCKHOLDERS’ RIGHTS FOR EXISTING
STOCKHOLDERS OF CHARTER FINANCIAL CORPORATION

[Same as the offering prospectus]

RESTRICTIONS ON ACQUISITION OF CHARTER FINANCIAL

[Same as the offering prospectus]

DESCRIPTION OF CAPITAL STOCK OF CHARTER FINANCIAL FOLLOWING THE
CONVERSION

[Same as the offering prospectus]

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TRANSFER AGENT

The transfer agent and registrar for Charter Financial’s common stock is American Stock Transfer & Trust Company, LLC.

EXPERTS

The consolidated financial statements of Charter Financial Corporation as of September 30, 2009 and 2008, and for the years then ended appearing in this proxy statement/prospectus and elsewhere in the registration statement have been audited by Dixon Hughes PLLC, independent registered public accountants, as stated in their reports with respect thereto, and are included herein in reliance given upon the authority of said firm as experts in accounting and auditing.

The consolidated statements of income, stockholders’ equity and comprehensive income (loss), and cash flows of Charter Financial Corporation for the year ended September 30, 2007 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.

Charter Financial Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to including KPMG LLP’s audit report on Charter Financial Corporation’s past financial statements that are included herein and in the registration statement.

RP Financial has consented to the publication herein of the summary of its report to Charter Financial setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to Charter Financial, First Charter, MHC and CharterBank, will issue to Charter Financial its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. Certain legal matters will be passed upon for Stifel, Nicolaus & Company, Incorporated by Silver, Freedman & Taff, L.L.P.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

Charter Financial has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this proxy statement/prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates. The Securities and Exchange Commission telephone number is 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including Charter Financial The statements contained in this proxy statement/prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

First Charter, MHC has filed with the Office of Thrift Supervision an Application on Form AC with respect to the conversion. This proxy statement/prospectus omits certain information contained in the application. The application may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the Southeast Regional Office of the Office of Thrift Supervision, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309. Our plan of conversion and reorganization is available, upon request, at each of our banking offices.

In connection with the offering, Charter Financial will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, Charter Financial and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion and reorganization, Charter Financial has undertaken that it will not terminate such registration for a period of at least three years following the offering.

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus. However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

31

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF
CHARTER FINANCIAL CORPORATION AND ITS SUBSIDIARIES

[Same as the offering prospectus]

F-1

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount (1)

*	Registrant’s Legal Fees and Expenses	$730,000
*	Registrant’s Accounting Fees and Expenses	120,000
*	Conversion Agent and Data Processing Fees	30,000
*	Marketing Agent Fees (1)	6,044,462
*	Marketing Agent Expenses (Including Legal Fees and Expenses)	130,000
*	Appraisal Fees and Expenses	85,000
*	Printing, Postage, Mailing and EDGAR Fees	285,000
*	Filing Fees (OTS, Nasdaq, FINRA and SEC)	103,100
*	Transfer Fees and Expenses	2,500
*	Business Plan Fees and Expenses	43,500
*	Other	20,900
*	Total	$7,594,462

*	Estimated

(1)
Charter Financial Corporation has retained Stifel, Nicolaus & Company, Incorporated to assist in the sale of common stock on a best efforts basis in the offerings.  Fees are estimated at the adjusted maximum of the offering range.

Item 14.	Indemnification of Directors and Officers

                               Articles 10 and 11 of the Articles of Incorporation of Charter Financial Corporation (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE 10.  Indemnification, etc. of Directors and Officers.

A.            Indemnification.  The Corporation shall indemnify (1) its current and former directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the MGCL now or hereafter in force, including the advancement of expenses under the procedures and to the fullest extent permitted by law, and (2) other employees and agents to such extent as shall be authorized by the Board of Directors and permitted by law; provided, however, that, except as provided in Section B of this Article 10 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B.            Procedure.  If a claim under Section A of this Article 10 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim.  If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit.  It shall be a defense to any action for advancement of expenses that the Corporation has not received both (i) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (ii) a written affirmation by the indemnitee of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.  In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard for indemnification set forth in the MGCL.  Neither the failure of the Corporation (including its Board of Directors,  independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit.  In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article 10 or otherwise shall be on the Corporation.

C.            Non-Exclusivity.  The rights to indemnification and to the advancement of expenses conferred in this Article 10 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, these Articles, the Corporation’s Bylaws, any agreement, any vote of stockholders or the Board of Directors, or otherwise.

D.            Insurance.  The Corporation may maintain insurance, at its expense, to insure itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such Person against such expense, liability or loss under the MGCL.

E.            Miscellaneous.  The Corporation shall not be liable for any payment under this Article 10 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder.  The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 10 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

F.            Limitations Imposed by Federal Law.  Notwithstanding any other provision set forth in this Article 10, in no event shall any payments made by the Corporation pursuant to this Article 10 exceed the amount permissible under applicable federal law, including, without limitation, Section 18(k) of the Federal Deposit Insurance Act and the regulations promulgated thereunder.

Any repeal or modification of this Article 10 shall not in any way diminish any rights to indemnification or advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article 10 is in force.

ARTICLE 11.  Limitation of Liability.  An officer or director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages, except (A) to the extent that it is proved that the Person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the Person is entered in a proceeding based on a finding in the proceeding that the Person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (C) to the extent otherwise provided by the MGCL.  If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)           List of Exhibits

1.1	Engagement Letter between First Charter, MHC, Charter Financial Corporation, CharterBank and Stifel, Nicolaus & Company, Incorporated
1.2
Form of Agency Agreement between First Charter, MHC, Charter Financial Corporation, a Maryland corporation, CharterBank and Charter Financial Corporation, a federal corporation, and Stifel, Nicolaus & Company, Incorporated

2	Plan of Conversion and Reorganization
3.1	Articles of Incorporation of Charter Financial Corporation
3.2	Bylaws of Charter Financial Corporation
4	Form of Common Stock Certificate of Charter Financial Corporation
5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered
8	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, P.C.
10.1	Employment Agreement between Charter Financial Corporation and Robert L. Johnson
10.2	Change in Control Agreement with Curtis R. Kollar
10.3	Change in Control Agreement with William C. Gladden
10.4	Change in Control Agreement with Lee Washam
10.5	Salary Continuation Agreement with Robert L. Johnson
10.6	Salary Continuation Agreement with Curtis R. Kollar
10.7	Salary Continuation Agreement with Lee Washam
10.8	Benefit Restoration Plan
10.9	2001 Stock Option Plan
10.10	2001 Recognition and Retention Plan
10.11	Split-Dollar Life Insurance Plan with Robert L. Johnson
10.12	Split-Dollar Life Insurance Plan with Curtis R. Kollar
10.13	Split-Dollar Life Insurance Plan with Lee Washam
10.14	Split-Dollar Life Insurance Plan with William C. Gladden
10.15	Split-Dollar Life Insurance Plan with Ronald Warner
10.16	Split-Dollar Life Insurance Agreement with David Z. Cauble
10.17	Split-Dollar Life Insurance Agreement with Jane W. Darden
10.18	Split-Dollar Life Insurance Agreement with Thomas M. Lane
10.19	Split-Dollar Life Insurance Agreement with David L. Strobel
21	Subsidiaries of Registrant
23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)
23.2	Consent of Dixon Hughes PLLC
23.3	Consent of KPMG LLP
23.4	Consent of RP Financial, LC.
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between CharterBank and RP Financial, LC.
99.2	Letter of RP Financial, LC. with respect to Subscription Rights
99.3	Appraisal Report of RP Financial, LC.**
99.4	Marketing Materials*
99.5	Stock Order and Certification Form*
99.6	Business Plan Agreement with Keller & Company, Inc.

*	To be filed supplementally
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.

(b)           Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                   (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                   (5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

                 The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

           (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

                  (6) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (7) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (8) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of West Point, State of Georgia on December 24, 2009.

CHARTER FINANCIAL CORPORATION

By:	/s/ Robert L. Johnson
Robert L. Johnson
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of Charter Financial Corporation (the “Company”) hereby severally constitute and appoint Robert L. Johnson as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Robert L. Johnson may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company=s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Robert L. Johnson shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Robert L. Johnson	President, Chief Executive Officer and Director (Principal Executive Officer)	December 24, 2009
Robert L. Johnson

/s/ Curtis R. Kollar	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 24, 2009
Curtis R. Kollar

/s/ David Z. Cauble, III	Director	December 24, 2009
David Z. Cauble, III

/s/ Jane W. Darden	Director	December 24, 2009
Jane W. Darden

/s/ William B. Hudson	Director	December 24, 2009
William B. Hudson

/s/ Curti M. Johnson	Director	December 24, 2009
Curti M. Johnson

/s/ Thomas M. Lane	Director	December 24, 2009
Thomas M. Lane

/s/ David L. Strobel	Director	December 24, 2009
David L. Strobel

As filed with the Securities and Exchange Commission on December 24, 2009

 Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

EXHIBITS
TO
REGISTRATION STATEMENT
ON
FORM S-1

Charter Financial Corporation
West Point, Georgia

EXHIBIT INDEX

1.1	Engagement Letter between First Charter, MHC, Charter Financial Corporation, CharterBank and Stifel, Nicolaus & Company, Incorporated
1.2
Form of Agency Agreement between First Charter, MHC, Charter Financial Corporation, a Maryland corporation, CharterBank and Charter Financial Corporation, a federal corporation, and Stifel, Nicolaus & Company, Incorporated

2	Plan of Conversion and Reorganization
3.1	Articles of Incorporation of Charter Financial Corporation
3.2	Bylaws of Charter Financial Corporation
4	Form of Common Stock Certificate of Charter Financial Corporation
5	Opinion of Luse Gorman Pomerenk & Schick, P.C. regarding legality of securities being registered
8	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, P.C.
10.1	Employment Agreement between Charter Financial Corporation and Robert L. Johnson
10.2	Change in Control Agreement with Curtis R. Kollar
10.3	Change in Control Agreement with William C. Gladden
10.4	Change in Control Agreement with Lee Washam
10.5	Salary Continuation Agreement with Robert L. Johnson
10.6	Salary Continuation Agreement with Curtis R. Kollar
10.7	Salary Continuation Agreement with Lee Washam
10.8	Benefit Restoration Plan
10.9	2001 Stock Option Plan
10.10	2001 Recognition and Retention Plan
10.11	Split-Dollar Life Insurance Plan with Robert L. Johnson
10.12	Split-Dollar Life Insurance Plan with Curtis R. Kollar
10.13	Split-Dollar Life Insurance Plan with Lee Washam
10.14	Split-Dollar Life Insurance Plan with William C. Gladden
10.15	Split-Dollar Life Insurance Plan with Ronald Warner
10.16	Split-Dollar Life Insurance Agreement with David Z. Cauble
10.17	Split-Dollar Life Insurance Agreement with Jane W. Darden
10.18	Split-Dollar Life Insurance Agreement with Thomas M. Lane
10.19	Split-Dollar Life Insurance Agreement with David L. Strobel
21	Subsidiaries of Registrant
23.1	Consent of Luse Gorman Pomerenk & Schick, P.C. (contained in Opinions included as Exhibits 5 and 8)
23.2	Consent of Dixon Hughes PLLC
23.3	Consent of KPMG LLP
23.4	Consent of RP Financial, LC.
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between CharterBank and RP Financial, LC.
99.2	Letter of RP Financial, LC. with respect to Subscription Rights
99.3	Appraisal Report of RP Financial, LC.**
99.4	Marketing Materials*
99.5	Stock Order and Certification Form*
99.6	Business Plan Agreement with Keller & Company, Inc.

*	To be filed supplementally
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection during business hours at the principal offices of the SEC in Washington, D.C.